Filed Pursuant to Rule 424(b)(3)
File Number 333-163874

FIRST KEYSTONE FINANCIAL, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear First Keystone Financial, Inc. shareholders:

On November 3, 2009, First Keystone Financial, Inc. (which we refer to herein as “FKF”) and Bryn Mawr Bank Corporation (which we refer to herein as “BMBC”) agreed to a strategic business combination in which FKF will be merged into BMBC. If the merger is completed, FKF shareholders will have the right to receive $2.06 in cash and 0.6973 of a share of BMBC common stock for each share of FKF common stock held immediately prior to the merger, subject to adjustment as provided for in the Agreement and Plan of Merger dated as of November 3, 2009 that FKF entered into with BMBC (which we refer to herein as the “merger agreement”). We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of FKF shareholders being held to consider the merger agreement and related matters and to ask you to vote at the special meeting in favor of the merger agreement and the transactions contemplated thereby, including the merger.

The special meeting of FKF’s shareholders will be held at the Towne House Restaurant, 117 Veterans Square, Media, Pennsylvania on March 2, 2010 at 2:00 p.m. local time.

At the special meeting, you will be asked to approve the merger agreement, and the transactions contemplated thereby, including the merger. In the merger, FKF will merge into BMBC and First Keystone Bank, a federally chartered savings bank and wholly owned subsidiary of FKF, will be merged into a newly chartered interim Pennsylvania stock savings bank to be formed as a wholly owned subsidiary of BMBC. The interim bank will subsequently be merged into The Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly owned subsidiary of BMBC. You will also be asked to approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

The market value of the merger consideration will fluctuate with the market price of BMBC common stock. The following table shows the closing sale prices of BMBC common stock and FKF common stock as reported on the NASDAQ Global Market, on November 2, 2009, the trading day on which the per share merger consideration was calculated, and on January 19, 2010, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the per share merger consideration proposed for each share of FKF common stock, which we calculated by multiplying the closing price of BMBC common stock on those dates by the per share stock consideration of 0.6973 and adding the per share cash consideration of $2.06 in cash, assuming no adjustment to such consideration pursuant to the merger agreement.

	BMBC Common Stock (NASDAQ: BMTC)	FKF Common Stock (NASDAQ: FKFS)	Implied Value of One Share of FKF Common Stock
At November 2, 2009	$16.30	$ 8.85	$13.43
At January 19, 2010	$15.30	$11.85	$12.73

The market prices of the BMBC common stock and the FKF common stock will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations. FKF common stock trades on the NASDAQ Global Market under the symbol “FKFS” and the BMBC common stock trades on the NASDAQ Global Market under the symbol “BMTC.”

The merger consideration is subject to downward adjustment based upon, among other factors, the amount of FKF Delinquencies, as defined in the merger agreement, as of the month-end immediately prior to the closing of the merger. FKF Delinquencies is defined generally in the merger agreement to mean loans delinquent 30 days or more, non-accruing loans, other real estate owned, troubled debt restructurings and loan charge-offs after September 30, 2008 in excess of certain thresholds, as more fully described in this proxy statement/prospectus under the heading “The Agreement and Plan of Merger—Terms of the Merger.” Depending on the amount of FKF Delinquencies as of the month-end preceding the merger, the consideration to be received upon consummation of the merger for each share of FKF common stock may be reduced in incremental amounts down to 0.6485 shares of BMBC common stock and $1.92 in cash. The actual amount of merger consideration will not be determined until the month-end prior to closing, which is expected to occur late in the second quarter or early in the third quarter of 2010.

FKF’s board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that FKF shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement and the transactions contemplated thereby, and “AGAINST” the adjournment or postponement of the special meeting.

To complete the merger, the merger agreement and the transactions contemplated thereby must be approved by the affirmative vote of a majority of the votes cast by all FKF shareholders entitled to vote, in person or by proxy, at the special meeting. Your vote is very important. Whether or not you plan to attend the special meeting, FKF’s board of directors urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or by telephone or by Internet if those options are available to you. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. If you abstain from voting or do not vote (either in person or by proxy), it will have the practical effect of a vote against the merger agreement (assuming a quorum is present at the FKF special meeting) in determining whether the merger agreement and merger will be approved and adopted. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote in person at the special meeting.

This proxy statement/prospectus provides you with detailed information about the merger. In addition to being a proxy statement of FKF, this proxy statement/prospectus is also the prospectus of BMBC for shares of BMBC common stock that will be issued in connection with the merger. We encourage you to read the entire document carefully. Please pay particular attention to “Risk Factors” beginning on page 21 for a discussion of the risks related to the merger and owning BMBC common stock after the merger.

We look forward to seeing you on March 2, 2010 in Media.

Sincerely,

Donald S. Guthrie	Hugh J. Garchinsky
Chairman of the Board	President and Chief Executive Officer

Please read this proxy statement/prospectus carefully because it contains important information about the merger. Read carefully the risk factors relating to the merger beginning on page 21. You can also obtain information about BMBC and FKF from documents that each of us has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either BMBC or FKF, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated January 20, 2010 and will be first mailed or otherwise delivered to FKF shareholders on or about January 25, 2010.

FIRST KEYSTONE FINANCIAL, INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 2, 2010
ADDITIONAL INFORMATION
ABOUT THIS DOCUMENT
TABLE OF CONTENTS	i
QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING	1
SUMMARY	3
The Parties to the Merger	3
We Propose a Merger of FKF and BMBC	3
In the Merger, FKF Shareholders Will Have a Right to Receive $2.06 in Cash and 0.6973 of a Share of BMBC Common Stock per Share of FKF Common Stock, Subject to Adjustment	3
What Holders of FKF Stock Options Will Receive	4
The Merger Is Intended to Be Tax-Free to FKF Shareholders as to the Shares of BMBC Common Stock They Receive, but not as to the Cash Consideration They Receive	5
Comparative Market Prices of Securities	5
Dividends	6
The Merger Will Be Accounted for as a “Business Combination”	6
Special Meeting of FKF Shareholders	6
Sandler O’Neill & Partners, L.P. Has Provided an Opinion to FKF’s Board of Directors Regarding the Merger Consideration	6
FKF’s Board of Directors Unanimously Recommends that FKF Shareholders Vote “FOR” Approval of the Merger Agreement and the Transactions Contemplated Thereby, Including the Merger	6
FKF’s Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests	7
FKF Shareholders Do Not Have Dissenters’ Rights in the Merger	7
BMBC and FKF Have Agreed When and How FKF Can Consider Third-Party Acquisition Proposals	7
Merger Requires the Approval of Holders of a Majority of Votes Entitled to Be Cast	8
Conditions That Must Be Satisfied or Waived for the Merger to Occur	8
Termination of the Merger Agreement	9
Termination Fee	10
Regulatory Approvals Required for the Merger	10
The Rights of FKF shareholders Following the Merger Will Be Different	10
RECENT DEVELOPMENTS	11
UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION	13
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BMBC	17
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FKF	19
RISK FACTORS	21
FKF Shareholders cannot be certain of the exact amount of merger consideration they will receive as it is subject to downward adjustment in the event that FKF Delinquencies, as defined in the merger agreement, exceed $10.5 million	21

i

Because the market price of BMBC common stock will fluctuate, FKF shareholders cannot be sure of the exact market value of the merger consideration they will receive.	21
FKF will be subject to business uncertainties and contractual restrictions while the merger is pending.	22
The opinion obtained by FKF from its financial advisor will not reflect changes in circumstances between signing the merger agreement and completion of the merger.	22
Combining the two companies may be more difficult, costly or time-consuming than we expect.	22
Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.	23
The merger agreement limits FKF’s ability to pursue alternatives to the merger.	23
If the merger is not consummated by July 31, 2010, either BMBC or FKF may choose not to proceed with the merger.	23
Termination of the merger agreement could negatively impact FKF.	23
Some of the directors and executive officers of FKF may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.	23
The shares of BMBC common stock to be received by FKF shareholders as a result of the merger will have different rights from the shares of FKF common stock currently held by them.	24
The market price of BMBC common stock after the merger may be affected by factors different from those affecting FKF common stock or BMBC common stock currently.	24
We may fail to realize the cost savings estimated for the merger.	24
FKF shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.	24
A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations of BMBC, FKF and/or the combined company.	24
Impairments in the value of BMBC and FKF’s respective securities portfolios or other assets could further affect each of their results of operations or the results of operations of the combined company.	25
The merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code.	25
The FKF shareholders may recognize a gain with respect to the cash portion of the merger consideration.	25
If the merger with BMRC is not completed, FKF will continue to face certain risk factors related to its on-going operations	26
If the merger is not completed, FKF will have incurred substantial expenses without realizing the expected benefits of the merger	26
If the merger is not completed, we may have to revise our business strategy	26
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	27
FKF SPECIAL MEETING	30
Matters to Be Considered	30
Recommendation of FKF’s Board of Directors	30
Record Date	30
Action Required	30
Solicitation of Proxies	31
Revocation of Proxies	31

ii

iii

iv

FIRST KEYSTONE FINANCIAL, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 2, 2010

Dear FKF shareholder:

You are cordially invited to attend a special meeting of the shareholders of First Keystone Financial, Inc., a Pennsylvania corporation (“FKF”), on March 2, 2010 at 2:00 p.m. local time at the Towne House Restaurant located at 117 Veterans Square, Media, Pennsylvania, for the purpose of considering and voting upon the following matters:

•

To approve the Agreement and Plan of Merger dated as of November 3, 2009 that FKF has entered into with Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”), which we refer to herein as the “merger agreement.” Pursuant to the merger agreement, FKF will merge into BMBC, and First Keystone Bank, a federally chartered savings bank and wholly owned subsidiary of FKF, will be merged into a newly chartered interim Pennsylvania stock savings bank to be formed as a wholly owned subsidiary of BMBC, which interim bank will subsequently be merged into The Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly owned subsidiary of BMBC, as more fully described in the attached proxy statement/prospectus, and the transactions contemplated by the merger agreement, including the merger; and

•	To adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

We have fixed the close of business on January 8, 2010 as the record date for determining those FKF shareholders entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Only FKF shareholders of record at the close of business on that date are entitled to, and are being requested to, vote at the special meeting and any adjournments or postponements of the special meeting.

Please vote as soon as possible. To complete the merger, the merger agreement and the transactions contemplated thereby must be approved by the affirmative vote of a majority of the votes cast by all FKF shareholders entitled to vote at the special meeting. If you fail to vote, abstain from voting or if you do not instruct your broker or other nominee how to vote shares held in “street name,” it will have the same effect as voting against approval of the merger agreement and the transactions contemplated thereby. Whether or not you intend to attend the special meeting, please vote as promptly as possible by signing and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

We encourage you to read the attached proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call Regan & Associates toll free at (800) 737-3426.

FKF’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that FKF shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

By Order of the Board of Directors

Hugh J. Garchinsky
President and Chief Executive Officer

Media, Pennsylvania

January 25, 2010

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about BMBC from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from the appropriate company:

Bryn Mawr Bank Corporation

Attention: Robert J. Ricciardi, Secretary

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

(610) 526-2059

You will not be charged for any of these documents that you request. If you would like to request documents from BMBC, please do so by February 16, 2010 in order to receive them before FKF’s special meeting. BMBC’s Internet address is http://www.bmtc.com and FKF’s Internet address is http://www.firstkeystoneonline.com. The information on our Internet sites is not a part of this proxy statement/prospectus.

See “Where You Can Find More Information” on page 85 and “Recent Developments” on page 11.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by BMBC (File No. 333-163874), constitutes a prospectus of BMBC under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the BMBC common shares to be issued to FKF shareholders as required by the merger agreement. This document also constitutes a proxy statement of FKF under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of FKF shareholders at which FKF shareholders will be asked to vote upon a proposal to approve the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated January 20, 2010. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither the mailing of this document to FKF shareholders nor the issuance by BMBC of stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding FKF has been provided by FKF and information contained in this document regarding BMBC has been provided by BMBC.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this proxy statement/prospectus to fully understand the merger agreement and the transactions contemplated thereby, including the merger, and the voting procedures for the special meeting. We generally refer to Bryn Mawr Bank Corporation as “BMBC,” First Keystone Financial, Inc. as “FKF,” First Keystone Bank, a wholly owned subsidiary of FKF, as “FKB,” and The Bryn Mawr Trust Company, a wholly owned subsidiary of BMBC, as “BMT” throughout this proxy statement/prospectus.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	FKF’s shareholders are being asked to approve the Agreement and Plan of Merger (the “merger agreement”), dated as of November 3, 2009, between BMBC and FKF, and the transactions contemplated thereby, including the merger of FKF into BMBC, with BMBC surviving, which we refer to as the “merger” within this proxy statement/prospectus.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. If you hold common stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	If I am an FKF shareholder, should I send my FKF stock certificates with my proxy card?

A:	No. Please DO NOT send your FKF stock certificates with your proxy card. After the merger, BMBC will send you instructions for exchanging FKF stock certificates for the merger consideration. The shares of BMBC common stock FKF shareholders receive in the merger will be issued in book-entry form unless requested by the shareholder to be issued in certificated form.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote, by proxy or in person, will have the same effect as a vote against the merger agreement and the transactions contemplated thereby. The merger agreement and the transactions contemplated thereby must be approved by the affirmative vote of a majority of the votes cast, in person or by proxy, by all FKF shareholders entitled to vote at the special meeting. FKF’s board of directors unanimously recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby, including the merger.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions and your broker submits an unvoted proxy, referred to as a broker non-vote, the broker non-vote will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger agreement and the transactions contemplated thereby. With respect to the proposal to adjourn the special meeting if necessary or appropriate to solicit additional proxies, an abstention will have the same effect as a vote against the proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All FKF shareholders, including FKF shareholders of record and FKF shareholders who hold their shares through banks, brokers, nominees or any other holder of record, may attend the special meeting. Holders of record of FKF common stock can vote in person at the special meeting. If you are not an FKF shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares of common stock, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares of common stock in your own name or have a letter from the record holder of your shares of common stock confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

Q:	Can I change my vote?

A:	Yes. An FKF shareholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (i) giving written notice of revocation to FKF’s Corporate Secretary, (ii) properly submitting to FKF a duly executed proxy bearing a later date, or (iii) attending the special meeting and voting in person. Any FKF shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Corporate Secretary) of an FKF shareholder at the special meeting will not constitute revocation of a previously given proxy.

All written notices of revocation and other communications with respect to revocation of proxies should be addressed to FKF as follows: Carol Walsh, Corporate Secretary, 22 West State Street, Media, Pennsylvania 19063.

Q:	Will FKF be required to submit the merger agreement to its shareholders?

A:	Yes. Under the terms of the merger agreement, unless the merger agreement is terminated before the FKF special meeting, FKF is required to submit the merger agreement to its shareholders.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger late in the second quarter or early in the third quarter of 2010. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of FKF shareholders at the special meeting and until we obtain certain regulatory approvals.

Q:	Whom should I call with questions about the special meeting or the merger?

A:	FKF shareholders should call FKF’s proxy solicitor, Regan & Associates, Inc., toll free at (800) 737-3426, with any questions about the special meeting or the merger and related transactions.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire document and the other documents we refer you to for a more complete understanding of the merger between BMBC and FKF. In addition, we incorporate by reference into this proxy statement/prospectus important business and financial information about BMBC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 85. Each item in this summary includes a page reference directing you to a more complete description of that item. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, all references in the proxy statement/prospectus to “BMBC,” “we,” “our” or “us” refer to Bryn Mawr Bank Corporation. All references to “FKF” refer to First Keystone Financial, Inc.

The Parties to the Merger (Page 67)

Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

(610) 525-1700

BMBC is a Pennsylvania corporation incorporated in 1986 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. BMBC is the sole stockholder of BMT, a Pennsylvania chartered bank. As of September 30, 2009, BMBC and its subsidiaries had consolidated total assets of $1.2 billion, deposits of $899 million and stockholders’ equity of $132 million. As of September 30, 2009, BMBC and its subsidiaries had 249 full time and 29 part time employees, equaling 263.5 full time equivalent staff.

First Keystone Financial, Inc.

22 West State Street

Media, Pennsylvania 19063

(610) 565-6210

FKF is a Pennsylvania corporation incorporated in September 1989 and is registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended. FKF is the sole stockholder of FKB, a federally chartered stock savings bank. As of September 30, 2009, FKF and its subsidiaries had consolidated total assets of $528.4 million, deposits of $347.1 million and stockholders’ equity of $33.6 million. As of September 30, 2009, FKF and its subsidiaries had 88 full-time and 13 part-time employees.

We Propose a Merger of FKF and BMBC (Page 32)

We propose that FKF merge into BMBC, with BMBC as the surviving corporation. Upon completion of the merger, the separate existence of FKF will terminate and FKF common stock will no longer be publicly traded. Immediately following the merger, FKF’s wholly owned direct bank subsidiary, FKB, will merge into a newly formed BMBC wholly owned interim stock savings bank subsidiary (referred to herein as the “Interim Bank”), which will then merge into BMT. We currently expect to complete these mergers late in the second quarter or early in the third quarter of 2010.

In the Merger, FKF Shareholders Will Have a Right to Receive $2.06 in Cash and 0.6973 of a Share of BMBC Common Stock per Share of FKF Common Stock, Subject to Adjustment (Page 48)

Under the terms of the merger agreement, FKF shareholders will have a right to receive $2.06 in cash and 0.6973 of a share of BMBC common stock for each share of FKF common stock held immediately prior to the merger, subject to adjustment as provided for in the merger agreement. The per share stock consideration of 0.6973 and the amount of per share cash consideration to be received by FKF shareholders in the merger are subject to downward adjustment in the event that the amount of FKF Delinquencies, as defined in the merger agreement, exceed $10.5 million as of the month-end immediately preceding the closing date for the merger. The term “FKF Delinquencies” is defined generally in the merger agreement to mean all FKF loans delinquent 30 days or more, non-accruing loans, other real estate owned, troubled debt restructurings and the aggregate amount of net loans charged-off by FKF between October 1, 2008 and the month-end immediately preceding closing in excess of $2.5 million. Under the terms of the merger agreement, “Administrative Delinquencies,” as defined, are not included in the calculation of FKF Delinquencies. Administrative Delinquencies generally are defined in the merger agreement as loans which are current and have matured but, pursuant to the terms of the supervisory agreements which FKF and FKB previously entered into with the OTS, have not yet been extended, and loans secured by deposit accounts at FKB or marketable securities in the possession of FKB that have been properly margined at 70% or less. Below is a tabular presentation of the potential adjustments to the merger consideration based upon the amount of FKF Delinquencies as of the month-end preceding the merger.

Amount of FKF Delinquencies as of month-end preceding closing	Adjusted amount of BMBC stock to be received for each FKF share	Adjusted Per Share cash consideration to be received for each FKF share
$10.5 million – $12.5 million	0.6834	$2.02
$12.5 million – $14.5 million	0.6718	$1.98
$14.5 million – $16.5 million	0.6589	$1.95
$16.5 million or more	0.6485	$1.92

In addition, if the amount of FKF Delinquencies as of the month-end immediately preceding the closing date of the merger exceeds $16.5 million, BMBC has the right not to proceed with the merger. As of December 31, 2009, the amount of FKF Delinquencies was $12.4 million and, if December 31, 2009 were the month-end immediately preceding the closing of the merger, based on such amount of FKF Delinquencies at such date, the merger consideration to be received for each share of FKF common stock would be 0.6834 of a share of BMBC common stock and $2.02 in cash. Because the merger is not expected to close until late in the second quarter or early in the third quarter of 2010, shareholders will not know with certainty at the time of the FKF special meeting of shareholders the exact amount of merger consideration to be received. For additional information, see “The Agreement and Plan of Merger—Terms of the Merger” on page 48 of this proxy statement/prospectus.

BMBC will not issue any fractional shares of BMBC common stock in the merger. FKF shareholders who would otherwise be entitled to a fractional share of BMBC common stock will instead receive an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled (rounded to the nearest thousandth when expressed in decimal form), and (ii) the average of the daily closing sales prices of a share of BMBC common stock as reported on the NASDAQ Global Market for the five consecutive trading days immediately preceding the closing date of the merger.

What Holders of FKF Stock Options Will Receive (Page 49)

Under the terms of the merger agreement, upon completion of the merger, the outstanding and unexercised stock options to acquire FKF common stock will fully vest and be converted automatically into stock options to acquire BMBC common stock adjusted to reflect the exchange ratio applicable to FKF stock options (which we refer to as the “option exchange ratio”) generally as follows:

•

the number of shares of BMBC common stock subject to the converted FKF stock option will equal: (1) the number of shares of FKF common stock subject to the FKF stock options immediately prior to the completion of the merger, multiplied by (2) the option exchange ratio of 0.8204, rounded down to the nearest whole share and subject to adjustment as provided for in the merger agreement; and

•

the exercise price per share of the converted FKF stock option will equal: (1) the exercise price per share of the FKF stock option immediately prior to the completion of the merger, divided by (2) the option exchange ratio of 0.8204, rounded up to the nearest whole cent and subject to adjustment as provided for in the merger agreement.

Holders of FKF stock options should discuss with their tax advisors the tax implications of each course of action available to them.

The Merger Is Intended to Be Tax-Free to FKF Shareholders as to the Shares of BMBC Common Stock They Receive, but not as to the Cash Consideration They Receive (Page 62)

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), and it is a condition to the respective obligations of BMBC and FKF to complete the merger that each of BMBC and FKF receives a legal opinion to that effect. Accordingly, the merger generally will be tax-free to an FKF shareholder for United States federal income tax purposes as to the shares of BMBC common stock he or she receives in the merger. However, an FKF shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BMBC common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of FKF common stock surrendered), and (ii) the amount of cash received pursuant to the merger. In addition, cash received by an FKF shareholder instead of a fractional share of BMBC common stock generally will be treated as received in exchange for the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of FKF common stock surrendered that is allocable to the fractional share.

The United States federal income tax consequences described above may not apply to all holders of FKF common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you. You should consult your tax advisor about the state and local tax consequences to you, if any, of the merger because this discussion only relates to the U.S. federal income tax consequences.

Comparative Market Prices of Securities (Page 65)

BMBC common stock and FKF common stock are each listed on the NASDAQ Global Market (“NASDAQ”), under the symbols “BMTC” and “FKFS,” respectively. The following table presents the closing prices of BMBC common stock and FKF common stock on November 2, 2009, the trading day on which the per share merger consideration of 0.6973 plus $2.06 in cash was calculated, and on January 19, 2010, the last practicable date before our printing of this proxy statement/prospectus. This table also shows the implied value of the per share merger consideration proposed for each share of FKF common stock, which we calculated by multiplying the closing price of BMBC common stock on those dates by the per share merger consideration of 0.6973 and adding the per share cash consideration of $2.06 in cash, assuming no adjustment.

	BMBC Common Stock (NASDAQ: BMTC)	FKF Common Stock (NASDAQ: FKFS)	Implied Value of One Share of FKF Common Stock
At November 2, 2009	$16.30	$8.85	$13.43
At January 19, 2010	$15.30	$11.85	$12.73

For each share of your FKF common stock, you will receive 0.6973 of a share of BMBC common stock plus $2.06 in cash, subject to adjustment. The market prices of both BMBC common stock and FKF common stock will fluctuate prior to the merger. You should obtain current stock price quotations for BMBC common stock and FKF common stock. You can get these quotations from the Internet or by calling your broker.

Dividends (Page 50)

Pursuant to the merger agreement, FKF and its subsidiaries may not declare or pay any dividend, other than dividends paid by any wholly owned FKF subsidiary to FKF consistent with past practice, prior to the completion of the merger. BMBC has historically paid a dividend each quarter, the most recent of which was $0.14 per share for the quarter ended September 30, 2009. The payment, timing and amount of dividends by BMBC or FKF on their common stock in the future, either before or after the merger is completed, are subject to the determination of the respective BMBC and FKF boards of directors and depend on cash requirements, the financial condition and earnings of BMBC and FKF, legal and regulatory considerations and other factors.

The Merger Will Be Accounted for as a “Business Combination” (Page 61)

The merger will be treated as a “business combination” using the acquisition method of accounting with BMBC treated as the acquirer under United States Generally Accepted Accounting Principles, or GAAP.

Special Meeting of FKF Shareholders (Page 30)

FKF plans to hold its special meeting of FKF shareholders on March 2, 2010, at 2:00 p.m., local time, at the Towne House Restaurant located at 117 Veterans Square, Media, Pennsylvania. At the special meeting you will be asked to approve the merger agreement and the transactions contemplated thereby, to adjourn or postpone the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement, and to transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

You can vote at the FKF special meeting of shareholders if you owned FKF common stock at the close of business on January 8, 2010. As of that date, there were approximately 2,432,998 shares of FKF common stock outstanding and entitled to vote, approximately 501,014 of which, or 20.6%, were owned beneficially or of record by directors and executive officers of FKF and their affiliates. You can cast one vote for each share of FKF common stock that you owned on that date.

Sandler O’Neill & Partners, L.P. Has Provided an Opinion to FKF’s Board of Directors Regarding the Merger Consideration (Page 35)

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) delivered its opinion to FKF’s board of directors that, as of November 3, 2009 and based upon and subject to the factors and assumptions set forth therein, the per share merger consideration of 0.6973 of a share of BMBC common stock plus $2.06 in cash for each share of FKF common stock held immediately prior to the merger is fair to the holders of FKF’s common stock from a financial point of view.

The full text of the written opinion of Sandler O’Neill, dated November 3, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Sandler O’Neill provided its opinion for the information and assistance of FKF’s board of directors in connection with its consideration of the merger. The Sandler O’Neill opinion is not a recommendation as to how any holder of FKF’s common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between FKF and Sandler O’Neill, FKF has agreed to pay Sandler O’Neill a transaction fee. For further information, please see the discussion under the caption “The Merger—Opinion of FKF’s Financial Advisor,” commencing on page 35.

FKF’s Board of Directors Unanimously Recommends That FKF Shareholders Vote “FOR” Approval of the Merger Agreement and the Transactions Contemplated Thereby, Including the Merger (Page 30)

FKF’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that FKF shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

For more information concerning the background of the merger, the recommendation of FKF’s board of directors and the reasons for the merger and the recommendation, please see the discussions under “The Merger—Background of the Merger” and “The Merger—FKF’s Reasons for the Merger; Recommendation of FKF’s Board of Directors,” commencing on page 32 and page 33, respectively.

FKF’s Directors and Executive Officers May Have Interests in the Merger that Differ From Your Interests (Page 46)

In considering the information contained in this proxy statement/prospectus, you should be aware that FKF’s and FKB’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of FKF shareholders. These additional interests of FKF’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a shareholder.

FKF’s board of directors was aware of these interests and took them into account in its decision to declare advisable the merger agreement and the transactions contemplated thereby, including the merger. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger,” commencing on page 46.

FKF Shareholders Do Not Have Dissenters’ Rights in the Merger (Page 44)

Under Pennsylvania law, shareholders of a Pennsylvania corporation are not entitled to exercise dissenters’ rights with respect to a merger if shares of the corporation are listed on a national securities exchange on the record date for determining shareholders entitled to vote on the merger. Because FKF common stock is quoted on NASDAQ (and is expected to continue to be so quoted through the record date for the special meeting and completion of the merger), FKF shareholders do not have the right to exercise dissenters’ rights with respect to the merger. If the merger agreement and the transactions contemplated thereby are approved and the merger is completed, FKF shareholders who voted against the approval of the merger agreement and the transactions contemplated thereby will be treated the same as FKF shareholders who voted for the approval of the merger agreement and the transactions contemplated thereby and their shares will automatically be converted into the right to receive the merger consideration.

For further information as to the special meeting and the proxy solicited by FKF’s board of directors for purposes of the special meeting, please see the discussion under the caption “Questions and Answers About the Merger and Special Meeting” and “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger,” commencing on pages 1 and 46, respectively.

BMBC and FKF Have Agreed When and How FKF Can Consider Third-Party Acquisition Proposals (Page 56)

BMBC and FKF have agreed that FKF will not solicit or encourage proposals from third parties regarding certain acquisitions of FKF, its shares, or its businesses, or engage in related discussions, negotiations or agreements. However, FKF may (1) provide information in response to a request from a person who makes an unsolicited acquisition proposal, subject to such person entering into a confidentiality agreement that is no less favorable to FKF than its confidentiality agreement with BMBC, or (2) engage or participate in discussions or negotiations with a person who makes such an unsolicited acquisition proposal; if, but only if, (A) FKF has received a bona fide unsolicited written acquisition proposal that did not result from a breach of the merger agreement, (B) prior to taking any such action, FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that the acquisition proposal constitutes a superior proposal compared to the transactions contemplated by the merger agreement, (C) FKF has provided BMBC with at least one (1) business day prior notice of such determination, and (D) prior to furnishing or affording access to any information or data with respect to FKF or any of its subsidiaries or otherwise relating to the unsolicited acquisition proposal, FKF receives a confidentiality agreement with terms no less favorable to FKF than those contained in the confidentiality agreement between BMBC and FKF.

Additionally, prior to the approval of the merger agreement by FKF’s shareholders, upon the determination by FKF’s board of directors that an unsolicited acquisition proposal constitutes a superior proposal compared to the transactions contemplated by the merger agreement, the board of directors of FKF may change its recommendation in favor of the merger agreement (but not terminate the merger agreement) if, prior to changing its recommendation, (1) FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to FKF’s shareholders, (2) FKF provides BMBC with notice that FKF’s board of directors intends to or may change its recommendation and provides an opportunity for BMBC to make an improved proposal, and (3) FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that the acquisition proposal constitutes a superior proposal compared to any such improved proposal by BMBC.

Unless the merger agreement is terminated before the FKF special meeting, FKF is required to submit the merger agreement to its shareholders.

Merger Requires the Approval of Holders of a Majority of Votes Cast (Page 30)

The merger agreement and the transactions contemplated thereby must be approved by the affirmative vote of a majority of the votes cast by all FKF shareholders entitled to vote at the special meeting. FKF’s board of directors has fixed the close of business on January 8, 2010 as the record date for determining the FKF shareholders entitled to receive notice of and to vote at the special meeting. As of that date, FKF directors and executive officers and their affiliates beneficially owned approximately 501,014, or 20.6%, of the shares entitled to vote at the FKF special meeting.

FKF is calling a special meeting of the FKF shareholders to consider and vote on the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (Page 59)

Currently, we expect to complete the merger late in the second quarter or early in the third quarter of 2010. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	approval by the requisite vote of FKF shareholders;

•

the receipt of all regulatory consents and approvals required in connection with the merger of FKF into BMBC and the merger of FKB into the Interim Bank, and the Interim Bank into BMT, which we refer to collectively as the bank merger (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on the combined enterprise of FKF, FKB and BMBC or materially impair the value of FKF or FKB to BMBC);

•	the receipt by each of BMBC and FKF of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the absence of any law, statute, rule, regulation, order, decree, injunction or other order by any court or other governmental entity, which enjoins or prohibits completion of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the BMBC common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC or any applicable state securities commissioner for that purpose;

•	the authorization for listing on the NASDAQ of the shares of BMBC common stock to be issued in the merger;

•	the amount of FKF Delinquencies, as defined, do not exceed $16.5 million;

•	FKF and FKB meeting certain requirements relating to risk-based capital and environmental testing as more fully described in the merger agreement;

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standards provided in the merger agreement; and

•	the performance by each party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (Page 60)

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of the BMBC and FKF boards of directors, or by either party in the following circumstances:

•

if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of being cured by July 31, 2010, and is cured within 30 days of notice of the breach;

•

if the merger has not been completed by July 31, 2010, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if the FKF shareholders fail to approve the merger agreement and the transactions contemplated thereby at the special meeting; or

•

if there is any final, non-appealable order permanently enjoining or prohibiting the completion of the merger or any consent, registration, approval, permit or authorization is denied such that the regulatory approval condition to the merger cannot be satisfied as of the closing date.

In addition, BMBC may terminate the merger agreement if FKF’s board of directors (1) submits the merger agreement to shareholders without a recommendation for approval, or otherwise withdraws or modifies its recommendation in any manner adverse to BMBC, (2) enters into an acquisition agreement with respect to an acquisition proposal determined to be a superior proposal compared to the transactions contemplated by the merger agreement, or (3) terminates the merger agreement. BMBC may also terminate the merger agreement if FKF fails to substantially comply with its obligations with respect to acquisition proposals.

FKF may terminate the merger agreement if FKF has received an acquisition proposal determined to be a superior proposal compared to the transactions contemplated by the merger agreement, and FKF’s board of directors has made a determination, in accordance with the merger agreement, to accept such superior proposal.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of BMBC or FKF, except that (1) in the event of willful breach of the merger agreement, the breaching party will remain liable for any damages, costs and expenses, including without limitation, reasonable attorneys’ fees incurred by the non-breaching party in connection with the enforcement of its rights under the merger agreement, and (2) designated provisions of the merger agreement, including the payment of fees and expenses and the confidential treatment of information, will survive the termination.

Termination Fee (Page 61)

FKF will pay BMBC a $1.675 million termination fee if:

•

an acquisition proposal has been made or proposed to FKF and (1) BMBC terminates the merger agreement either because (A) FKF’s board of directors withdraws or changes its recommendation in any manner adverse to BMBC or (B) FKF enters into an acquisition agreement with respect to a superior proposal, or (2) FKF terminates the merger agreement because its board of directors has made a determination, in accordance with the merger agreement, to accept a superior proposal; or

•

FKF enters into a definitive agreement relating to an acquisition proposal within twelve (12) months after the occurrence of any of the following: (1) the termination of the merger agreement by BMBC due to FKF’s willful breach, subject to the materiality standards provided in the merger agreement, of its representations, warranties, covenants or agreements under the merger agreement, or (2) the failure of FKF’s shareholders to approve the merger agreement after the public disclosure or public awareness of an acquisition proposal.

Regulatory Approvals Required for the Merger (Page 44)

Each of BMBC and FKF has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These approvals include approval from the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking as well as various other regulatory authorities. BMBC and FKF have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of FKF Shareholders Following the Merger Will Be Different (Page 71)

The rights of BMBC shareholders are governed by Pennsylvania law and by BMBC’s amended and restated articles of incorporation and amended and restated bylaws. The rights of FKF shareholders are governed by Pennsylvania law, and by FKF’s amended and restated articles of incorporation, as amended (referred to hereinafter as “amended and restated articles of incorporation), and amended and restated bylaws. Upon the completion of the merger, the rights of FKF shareholders will be governed by Pennsylvania law, BMBC’s amended and restated articles of incorporation and amended and restated bylaws.

RECENT DEVELOPMENTS

BMBC. On October 29, 2009, BMBC announced its results of operations for the third quarter ended September 30, 2009. Diluted earnings per share were $0.30 in the third quarter of 2009, up from $0.26 in the year-earlier period. Net income for the third quarter of 2009 totaled $2.6 million, up from $2.3 million in the third quarter of 2008. Return on average equity (ROE) and return on average assets (ROA) for the third quarter ended September 30, 2009 were 10.39% and 0.89%, respectively. ROE was 9.55% and ROA was 0.83% for the same period last year.

Diluted earnings per share for the nine month period ended September 30, 2009 were $0.88 compared with $0.97 in the same period of 2008. Net income for the nine months ended September 30, 2009 was $7.7 million, down from $8.3 million in the same period of 2008.

Total portfolio loans and leases at September 30, 2009 were $886.5 million, a decrease of $13.1 million or 1.5% from the 2008 year-end balance of $899.6 million. Non-performing loans and leases represented 78 basis points or $6.9 million of portfolio loans and leases at September 30, 2009 and the provision for loan and lease losses for the quarter-ended September 30, 2009 was $2.3 million.

BMBC management was generally pleased with third quarter 2009 financial performance, especially given the overall softness in the economy and the difficulties many community banks experienced. BMBC’s investment portfolio, loan asset quality, capital position, deposit growth and liquidity position continue to be sources of strength. Additionally, BMBC has seen steady improvement in its net interest margin and growth in wealth assets under management, administration, brokerage and supervision.

FKF. On December 8, 2009, FKF announced its results of operations for the fourth quarter and fiscal year ended September 30, 2009. FKF recorded a net loss of $359,000, or ($0.15) per diluted share, for the fourth quarter of 2009, compared with a net loss of $1.7 million, or ($0.73) per diluted share, for the same period of the prior year. The net loss recorded in the fourth quarter of 2009 was primarily due to a $1.5 million provision for loan losses recorded during the fourth quarter. For the full-year 2009, FKF recorded a net loss of $1.6 million, or ($0.68) per diluted share, compared to a net loss of $1.0 million, or ($0.43) per diluted share, for fiscal 2008. For additional information, reference is made to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in FKF’s Annual Report on Form 10-K attached to this proxy statement/prospectus as Annex B.

FKF recently determined that it expects to record non-cash charges for the quarter ended December 31, 2009 due to other-than-temporary impairments (“OTTI”) of certain pooled trust preferred securities and private label collateralized mortgage obligations (“CMO”) held by FKF.

At September 30, 2009, FKF’s pooled trust preferred securities portfolio had an aggregate recorded book value and an estimated fair value of $8.5 million and $5.6 million, respectively, and was comprised of five different pooled securities. Pooled trust preferred securities are long-term (usually 30-year maturity) instruments with characteristics of both debt and equity, mainly issued by banks or their holding companies. FKF expects to record a pre-tax, credit-related OTTI charge of approximately $520,000 in the first quarter of fiscal 2010 with respect to one of its pooled trust preferred securities which had a recorded book value and an estimated fair value at September 30, 2009 of $2.1 million and $1.3 million, respectively, and which recently began to defer interest payments rather than making interest payments in cash. In addition, FKF expects to record pre-tax credit-related OTTI charges aggregating approximately $145,000 in the first quarter of fiscal 2010 with respect to two other pooled trust preferred securities which had an aggregate recorded book value and an estimated fair value at September 30, 2009 of $1.6 million and $718,000, respectively, due to the increasing levels of deferrals and defaults by the underlying issuers. The anticipated OTTI charges described above with respect to all three of the specified pooled trust preferred securities reflect management’s assessment of the estimated future cash flows of the subject securities. FKF has not yet determined what non-credit-related OTTI charges related to the three pooled trust preferred securities may be necessary and would be recorded as a component of FKF’s other comprehensive income at December 31, 2009.

At September 30, 2009, FKF’s private label CMO portfolio had an aggregate recorded book value and an estimated fair value of $14.2 million and $13.9 million, respectively. FKF expects that its investment in one private label CMO which had a recorded book value and an estimated fair value at September 30, 2009 of $1.9 million and $1.7 million, respectively, likely will be deemed to be other-than-temporarily impaired at December 31, 2009. Based on current information, FKF estimates that the amount of OTTI to be recorded with respect to this CMO will be approximately $180,000 for the quarter ended December 31, 2009. However, FKF is unable at this time to estimate what portion of such OTTI, if any, is credit-related and will be recognized as a charge to income in the quarter ended December 31, 2009 and what portion of such OTTI is non-credit-related and will be recorded as an adjustment to other comprehensive income at December 31, 2009.

FKF has not yet completed its review of the fair values of its trust preferred securities and other investment securities held in its portfolio at December 31, 2009. It is possible that additional OTTI charges may be recognized with respect to FKF’s securities for the quarter ended December 31, 2009 or thereafter, which charges could be material.

FKF also has recently determined that, while it has not completed preparation of its financial statements at and for the three months ended December 31, 2009, it currently expects to report a net loss for the quarter. The primary factors for FKF’s anticipated net loss for the quarter are the OTTI charges described above, the anticipated amount of FKF’s provision for loan losses, which is estimated to be in the range of approximately $650,000 to $1.1 million, and the additional expenses related to the proposed merger of FKF into BMBC.

Market Developments and Economic Conditions. In recent periods, United States and global markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economy, industry and regulatory environment, have had a marked negative impact on the industry. These developments and conditions have also negatively impacted the financial position of FKF and results of operations of both BMBC and FKF.

The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in certain financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including BMBC and FKF, are numerous and include (1) continued or worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in assets values, (3) capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, and (5) recessionary conditions that are deeper or last longer than currently anticipated. See “Risk Factors” beginning on page 21 for more information.

FDIC Developments. On October 11, 2009, the FDIC adopted a final rule to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. The prepaid assessment was due on December 30, 2009, along with each institution’s regular quarterly risk-based deposit insurance assessment for the third quarter of 2009. For purposes of calculating the prepaid assessment, each institution’s assessment rate was its total base assessment rate in effect on September 30, 2009. On September 29, 2009, the FDIC increased annual assessment rates uniformly by 3 basis points beginning in 2011. As a result, an institution’s total base assessment rate for purposes of calculating the prepayment will be increased by an annualized 3 basis points beginning in 2011. For purposes of calculating the amount that an institution was required to pre-pay on December 30, 2009, an institution’s third quarter 2009 assessment base was increased quarterly at a 5 percent annual growth rate through the end of 2012. The FDIC will begin to draw down an institution’s prepaid assessments on March 30, 2010, representing payment for the regular quarterly risk-based assessment for the fourth quarter of 2009. BMBC and FKF paid to the FDIC $4.5 million and $3.5 million, respectively, on December 30, 2009. The portions of these amounts which pertain to periods beginning January 1, 2010 were recorded as prepaid expenses and drawn down by the FDIC on a quarterly basis over the next three years. Upon the completion of the merger, FKF’s remaining prepaid balance with the FDIC will be credited to BMBC.

UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION

The following table shows information about the financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. We refer to this information as unaudited condensed pro forma financial information. The information under “Pro Forma Condensed Combined Income Statement” in the table below gives effect to the pro forma results for the nine months ended September 30, 2009 and for the twelve months ended December 31, 2008 as if the merger occurred at the beginning of each of the respective income statement periods. The information under “Pro Forma Condensed Combined Balance Sheet” in the table below assumes the merger was completed on September 30, 2009. The pro forma financial information presented herein, including per share data and financial ratios, assumes that no vested options to purchase FKF shares of common stock are exercised and that there is no adjustment in the per share merger consideration.

The pro forma data in the table assumes that the merger is accounted for using the “business combination” acquisition method of accounting and that BMBC is the acquirer. The historical amounts are derived from, and should be read in conjunction with the historical consolidated financial statements and related notes of BMBC and FKF which are incorporated in this document by reference (see “Where You Can Find More Information” on page 85 for a description of where you can find this historical information; see also “Recent Developments” on page 11), and the other pro forma financial information, including the related notes, appearing elsewhere in this document (see “Unaudited Pro Forma Combined Financial Information,” beginning on page 76).

The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of FKF at their estimated fair values as of September 30, 2009, and statements of income for the nine months ended September 30, 2009 and the twelve months ended December 31, 2008 as if the merger had occurred at the beginning of each reported period. Since FKF has a September 30 fiscal year end and BMBC has a December 31 fiscal year end, FKF’s nine months ended September 30, 2009 information was calculated using FKF’s financial information for the twelve months ended September 30, 2009 less the three months ended December 31, 2008, and FKF’s twelve months ended December 31, 2008 information was calculated using FKF’s financial information for the three months ended December 31, 2008 and the twelve months ended September 30, 2008 less the three months ended December 31, 2007. The pro forma financial adjustments record the assets and liabilities of FKF at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, nor the impact of possible business model changes. As a result, the pro forma results are not necessarily indicative of what would have occurred had the acquisition taken place on the assumed dates, nor do they represent an attempt to predict or suggest future results.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma financial information found elsewhere in this proxy statement/prospectus, the allocation of the purchase price reflected in the Unaudited Pro Forma Condensed Combined Financial Information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

NINE MONTH PERIOD(5)

	BMBC Nine Months Ended September 30, 2009	FKF Nine Months Ended September 30, 2009	Nine Month Period Adjustments(1)		Combined Nine Months
Net interest income	$29,868	$8,962	$(1,725	)(2)	$37,105
Provision for loan and lease losses	$5,582	$2,925	$—		$8,507
Non-interest income	$21,929	$1,476	$—		$23,405
Non-interest expense	$34,444	$9,966	$4,677	(3)	$49,087
Net income (loss)	$7,700	$(1,518)	$(4,161	)(4)	$2,021
Earnings per share:
Basic	$0.88	$(0.65)	$—		$0.20
Diluted	$0.88	$(0.65)	$—		$0.20

(1)	Assumes the merger of FKF was completed at the beginning of the period presented.
(2)

The pro forma acquisition adjustment reflects the amortization/accretion of fair value adjustment related to loans, investment securities, deposits and borrowings utilizing the interest method over the estimated lives of the related assets or liabilities.

(3)

The non-interest expense adjustment reflects the net amortization of core deposit intangibles, professional fees, integration costs and merger related expenses while not reflecting anticipated cost savings.

(4)	The net income adjustment reflects the tax impact of the pro forma acquisition adjustments at BMBC’s statutory income tax rate of 35%.
(5)	See the Unaudited Pro Forma Combined Income Statements and related notes on page 79 for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FISCAL YEAR 2008(5)

	BMBC Twelve Months Ended December 31, 2008	FKF Twelve Months Ended December 31, 2008	Twelve Month Period Adjustments(1)		Combined Twelve Months
Net interest income	$37,138	$10,756	$(2,299	)(2)	$45,595
Provision for loan and lease losses	$5,596	$329	$—		$5,925
Non-interest income	$21,472	$639	$—		$22,111
Non-interest expense	$38,676	$12,560	$4,811	(3)	$56,047
Net income (loss)	$9,325	$(1,303)	$(4,622	)(4)	$3,400
Earnings per share:
Basic	$1.09	$(0.56)	$—		$0.33
Diluted	$1.08	$(0.56)	$—		$0.33

(1)	Assumes the merger of FKF was completed at the beginning of the period presented.
(2)	The pro forma acquisition adjustment reflects the net amortization/accretion of fair value adjustment related to loans, investment securities, deposits and borrowings utilizing the interest method over the estimated lives of the related assets or liabilities.
(3)	The non-interest expense adjustment reflects the net amortization of core deposit intangibles, professional fees, integration costs and other merger related costs, while excluding anticipated cost savings.
(4)	The net income adjustement reflects the tax impact of the pro forma acquisition adjustements at BMBC’s statutory income tax rate of 35%.
(5)	See the Unaudited Pro Forma Combined Income Statement and related notes on page 79 for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2009

(dollars in thousands)	BMBC	FKF	Adjustments(1)	Combined
Total assets	$1,195,525	$528,401	$(3,003)	$1,720,923
Loans, net	$876,180	$306,600	$(1,838)	$1,180,942
Goodwill	$4,824	$—	$1,933	$6,757
Deposits	$899,476	$347,124	$2,460	$1,249,060
FHLB and other borrowed funds	$147,386	$130,048	$4,607	$282,041
Subordinated debt/junior subordinated debentures	$22,500	$11,646	$(1,996)	$32,150
Total shareholders’ equity	$102,047	$33,616	$(8,074)	$127,589

(1)	These adjustments assume the merger was completed on September 30, 2009 and included pro forma fair value adjustments and the pro forma issuance of BMBC common stock in connection with the merger, elimination of FKF’s equity and other pro forma merger adjustments. See the Unaudited Pro Forma Combined Balance Sheets and related notes on page 77 for additional information.

Comparative Per Share Data

(Unaudited)

	For the Nine Months ended September 30, 2009(2)	For the Twelve Months ended December 31, 2008(2)
Basic net income (loss) per share:
Byrn Mawr Bank Corporation historical	$0.88	$1.09	(1)
First Keystone Financial, Inc. historical	(0.65)	(0.56)
Combined Company pro forma	0.20	0.33

Diluted net income (loss) per share:
Byrn Mawr Bank Corporation historical	$0.88	$1.08	(1)
First Keystone Financial, Inc. historical	(0.65)	(0.56)
Combined Company pro forma	0.20	0.33

Cash dividends per share:
Byrn Mawr Bank Corporation historical	$0.42	$0.54	(1)
First Keystone Financial, Inc. historical	—	—
Combined Company pro forma	0.35	0.45

As of September 30, 2009

Book value per share:
Byrn Mawr Bank Corporation historical	$11.62
First Keystone Financial, Inc. historical	13.82
Combined Company pro forma	12.17

Tangible book value per share:
Byrn Mawr Bank Corporation historical	$10.44
First Keystone Financial, Inc. historical	13.82
Combined Company pro forma	10.65

(1)	Represents the audited data from BMBC’s Annual Report on Form 10-K for the year ended December 31, 2008.
(2)	See “Unaudited Pro Forma Combined Financial Information” later in this proxy statement/prospectus for an explanation of the method of calculation and additional information.

Comparative Share Prices at Quarter End

	Bryn Mawr Bank Corporation (BMTC)			First Keystone Financial, Inc. (FKFS)
Quarter ended	High	Low	Dividend Declared	High	Low	Dividend Declared
September 30, 2009	$19.05	$17.23	$0.14	$10.49	$8.16	N/A
June 30, 2009	21.22	16.28	0.14	9.25	6.50	N/A
March 31, 2009	20.99	12.50	0.14	7.86	6.30	N/A

December 31, 2008	$24.99	$15.50	$0.14	$10.25	$7.00	N/A
September 30, 2008	28.21	16.35	0.14	10.79	7.73	N/A
June 30, 2008	22.49	17.05	0.13	10.54	8.11	N/A
March 31, 2008	23.81	19.00	0.13	13.90	8.50	N/A

December 31, 2007	$23.24	$20.50	$0.13	$14.01	$9.35	N/A
September 30, 2007	24.94	21.02	0.13	19.90	12.55	N/A
June 30, 2007	25.34	22.02	0.12	20.25	18.87	N/A
March 31, 2007	24.99	22.78	0.12	20.61	19.00	N/A

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BMBC

The following table summarizes financial results achieved by BMBC for the periods and at the dates indicated and should be read in conjunction with BMBC’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that BMBC has previously filed with the SEC. Historical financial information for BMBC can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and its Annual Report on Form 10-K for the year ended December 31, 2008. See “Where You Can Find More Information” on page 85 for instructions on how to obtain the information that has been incorporated by reference. See also “Recent Developments” on page 11. Financial amounts as of and for the nine months ended September 30, 2009 and 2008 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but management of BMBC believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2009 and 2008 indicate results for any future period.

	Unaudited Nine Months ended September 30,		Audited for the Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Interest income	$42,701	$43,096	$57,934	$54,218	$45,906	$37,908	$31,347
Interest expense	12,833	15,489	20,796	19,976	12,607	6,600	4,553

Net interest income	29,868	27,607	37,138	34,242	33,299	31,308	26,794
Provision for loan and lease losses	5,582	2,698	5,596	891	832	762	900

Net interest income after loan loss provision	24,286	24,909	31,542	33,351	32,467	30,546	25,894
Non-interest income	21,929	16,207	21,472	21,781	18,361	18,305	19,828
Non-interest expense	34,444	28,230	38,676	34,959	31,423	31,573	31,625

Income before income taxes	11,771	12,886	14,338	20,173	19,405	17,278	14,097
Applicable income taxes	4,071	4,568	5,013	6,573	6,689	5,928	4,752

Net income	$7,700	$8,318	$9,325	$13,600	$12,716	$11,350	$9,345

Per share data:
Earnings per common share:
Basic	$0.88	$0.97	$1.09	$1.59	$1.48	$1.33	$1.09
Diluted	$0.88	$0.97	$1.08	$1.58	$1.46	$1.31	$1.07
Dividends declared	$0.42	$0.40	$0.54	$0.50	$0.46	$0.42	$0.40

Weighted-average shares outstanding	8,710,909	8,560,566	8,566,938	8,539,904	8,578,050	8,563,027	8,610,171
Dilutive potential common shares	19,254	31,892	34,233	93,638	113,579	101,200	110,854

Adjusted weighted-average shares	8,730,163	8,592,458	8,601,171	8,633,542	8,691,629	8,664,227	8,721,025

Selected financial ratios:
Tax equivalent net interest margin	3.64%	3.94%	3.84%	4.37%	4.90%	5.05%	4.60%
Net income/average total assets (“ROA”)	0.88%	1.09%	0.89%	1.59%	1.72%	1.66%	1.45%
Net income/average shareholders’ equity (“ROE”)	10.66%	11.99%	10.01%	15.87%	15.71%	15.50%	13.73%
Average shareholders’ equity to average total assets	8.24%	9.11%	8.91%	10.04%	10.93%	10.72%	10.59%
Dividends declared per share to net income per basic common share	47.5%	41.2%	49.5%	31.4%	31.1%	31.6%	36.7%

At December 31,	2009	2008	2008	2007	2006	2005	2004
Total assets	$1,195,525	$1,132,364	$1,151,346	$1,002,096	$826,817	$727,383	$683,103
Earning assets	1,131,173	1,014,814	1,061,139	874,661	733,781	664,073	627,258
Portfolio loans and leases	886,479	878,194	899,577	802,925	681,291	595,165	555,889
Deposits	899,476	856,317	869,490	849,528	714,489	636,260	600,965
Shareholders’ equity	102,047	94,122	92,413	90,351	82,092	77,222	70,947
Ratio of tangible common equity to assets	7.74%	7.13%	7.13%	9.02%	9.97%	10.66%	10.43%
Ratio of equity to assets	8.54%	8.31%	8.03%	9.02%	9.97%	10.66%	10.43%
Loans serviced for others	499,503	353,833	350,199	357,363	382,141	417,649	507,421
Assets under management, administration and supervision(1)	$2,710,867	$2,666,321	$2,146,399	$2,277,091	$2,178,777	$2,042,613	$1,887,181
Book value per share	$11.62	$10.97	$10.76	$10.60	$9.59	$9.03	$8.25
Tangible asset book value per share	$10.44	$10.29	$9.55	$10.60	$9.59	$9.03	$8.25
Allowance as a percentage of portfolio loans and leases	1.16%	1.03%	1.15%	1.01%	1.19%	1.24%	1.23%
Efficiency ratio	66.5%	64.4%	66.0%	62.4%	60.8%	63.6%	67.8%

(1)	Excluded assets under management from community banks.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FKF

The following table summarizes financial results achieved by FKF for the periods and at the dates indicated and should be read in conjunction with FKF’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that FKF has previously filed with the SEC. Historical financial information for FKF can be found in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009 attached hereto as Annex B. You should not assume the results of operations for past periods indicate results for any future period.

	At or For the Year Ended September 30,
	2009	2008	2007	2006	2005
(Dollars in thousands, except per share data)
Selected Financial Data:
Total assets	$528,401	$522,056	$524,881	$522,960	$518,124
Loans receivable, net	306,600	286,106	292,418	323,220	301,979
Mortgage-related securities held to maturity	19,158	25,359	31,294	38,355	46,654
Investment securities held to maturity	2,805	3,255	3,256	3,257	4,267
Assets held for sale:
Mortgage-related securities	86,197	102,977	79,178	70,030	67,527
Investment securities	27,564	26,545	29,284	33,386	37,019
Loans	—	—	—	1,334	41
Real estate owned	—	—	—	2,450	760
Deposits	347,124	330,864	353,708	358,816	349,694
Borrowings	130,048	141,159	115,384	107,241	113,303
Junior subordinated debentures	11,646	11,639	15,264	21,483	21,520
Stockholders’ equity	33,616	32,296	34,694	28,659	28,193
Non-performing assets	5,417	2,420	4,685	2,727	5,812

Selected Operations Data:
Interest income	$24,169	$26,377	$28,381	$27,493	$27,076
Interest expense	12,386	15,976	18,225	16,415	15,768

Net interest income	11,783	10,401	10,156	11,078	11,308

Provision for loan losses	3,000	296	375	1,206	1,780

Net interest income after provision for loan losses	8,783	10,105	9,781	9,872	9,528
Service charges and other fees	1,441	1,642	1,661	1,560	1,577
Net gain (loss) on sales of interest-earning assets	777	(6)	283	338	802
Other-than-temporary impairments	(1,177)	(1,905)	—	—	—
Other non-interest income	791	1,192	1,069	1,614	1,210
Non-interest expense	13,038	12,307	12,549	12,708	12,820

Income (loss) before income taxes	(2,423)	(1,279)	245	676	297
Income tax (benefit) expense	(842)	(271)	(220)	(359)	(313)

Net income (loss)	$(1,581)	$(1,008)	$465	$1,035	$610

Per Share Data:
Basic earnings (loss) per share	$(0.68)	$(0.43)	$0.21	$0.55	$0.33
Diluted earnings (loss) per share	(0.68)	(0.43)	0.21	0.54	0.33
Cash dividends per share	—	—	—	0.11	0.44

	At or For the Year Ended September 30,
	2009	2008	2007	2006	2005
(Dollars in thousands, except per share data)
Selected Operating Ratios:
Average yield earned on interest-earning assets	5.18%	5.63%	6.01%	5.72%	5.06%
Average rate paid on interest-bearing liabilities	2.70	3.46	3.90	3.40	2.96
Average interest rate spread	2.48	2.16	2.11	2.32	2.10
Net interest margin	2.53	2.22	2.15	2.30	2.11
Ratio of interest-earning assets to interest-bearing liabilities	101.55	101.58	101.05	99.67	100.52
Efficiency ratio(1)	95.76	108.68	95.29	87.10	86.06
Non-interest expense as a percent of average assets	2.61	2.44	2.47	2.46	2.26
Return on average assets	(0.32)	(0.20)	0.09	0.20	0.11
Return on average equity	(4.80)	(2.89)	1.40	3.73	2.08
Ratio of average equity to average assets	6.59	6.92	6.53	5.37	5.18
Full-service offices at end of period	8	8	8	8	8

Asset Quality Ratios:(2)
Non-performing loans as a percent of gross loans receivable	1.74%	0.84%	1.55%	0.08%	1.65%
Non-performing assets as a percent of total assets	1.03	0.46	0.89	0.52	1.12
Allowance for loan losses as a percent of adjusted gross loans receivable(3)	1.50	1.19	1.12	1.03	1.14
Allowance for loan losses as a percent of non-performing loans	85.96	142.67	70.91	1,215.61	68.79
Net loans charged-off to average loans receivable	0.60	0.06	0.13	0.42	0.11

Capital Ratios:(2) (4)
Tangible capital ratio	8.22%	8.45%	9.37%	9.15%	8.85%
Core capital ratio	8.23	8.46	9.38	9.15	8.85
Risk-based capital ratio	13.77	14.99	16.49	14.94	15.13

(1)	Reflects non-interest expense as a percent of the aggregate of net interest income and non-interest income.
(2)	Asset Quality Ratios and Capital Ratios are end of period ratios except for the ratio of loan charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods. Gross loans receivable are net of loans in process.
(3)	Gross loans receivable includes loans receivable as well as loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.
(4)	Reflects regulatory capital ratios of FKF’s wholly owned subsidiary, First Keystone Bank.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” commencing on page 27 and the matters discussed under the caption “Risk Factors” in FKF’s Annual Report on Form 10-K for the year ended September 30, 2009, and BMBC’s Annual Report on Form 10-K for the year ended December 31, 2008 as updated by subsequently filed Forms 10-Q, you should carefully consider the following risk factors in deciding how to vote on the merger agreement and the transactions contemplated thereby, including the merger.

Risk Factors Related to the Merger

FKF shareholders cannot be certain of the exact amount of merger consideration they will receive as it is subject to downward adjustment in the event that FKF Delinquencies, as defined in the merger agreement, exceed $10.5 million.

Upon completion of the merger, each share of FKF common stock will be converted into the right to receive 0.6973 of a share of BMBC common stock plus $2.06 in cash. However, the amount of merger consideration to be paid for each share of FKF common stock is subject to downward adjustment if the amount of FKF Delinquencies, as defined in the merger agreement, as of the month-end immediately preceding the closing of the merger exceed $10.5 million. Depending on the amount of FKF Delinquencies as of the month-end preceding the merger, the consideration to be received upon consummation of the merger for each share of FKF common stock may be reduced in incremental amounts down to 0.6845 of a share of BMBC common stock and $1.92 in cash. The potential adjustments to the merger consideration as a result of FKF Delinquencies exceeding $10.5 million are discussed in more detail at page 48 of this proxy statement/prospectus under “The Agreement and Plan of Merger—Terms of the Merger.”

Because the amount of merger consideration to be received by FKF shareholders is subject to change and will not be determined until the month-end immediately preceding the closing of the merger, at the time of the special meeting, shareholders will not know with certainty the exact amount of merger consideration they will receive upon consummation of the merger. As of December 31, 2009, the month-end immediately preceding the date of this proxy statement/prospectus, the amount of FKF Delinquencies, as calculated under the merger agreement, was $12.4 million and, if that date were the month-end immediately preceding the closing of the merger, based on such amount of FKF Delinquencies, the merger consideration to be received for each share of FKF common stock would be 0.6834 of a share of BMC common stock and $2.02 in cash. The merger is expected to close late in the second quarter or early in the third quarter of 2010.

Because the market price of BMBC common stock will fluctuate, FKF shareholders cannot be sure of the exact market value of the merger consideration they will receive.

Upon completion of the merger, each share of FKF common stock will be converted into the right to receive merger consideration consisting of $2.06 in cash and 0.6973 of a share of BMBC common stock, subject to adjustment pursuant to the terms of the merger agreement. The market value of the BMBC common stock included in the merger consideration may vary from the closing price of BMBC common stock on the date we announced the merger, on the date that this proxy statement/prospectus was mailed to FKF shareholders, on the date of the special meeting of the FKF shareholders and on the date we complete the merger and thereafter. Any change in the market price of BMBC common stock prior to completion of the merger will affect the market value of the merger consideration that FKF shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, FKF shareholders will not know or be able to calculate the market value of the BMBC common stock included in the merger consideration they would receive upon completion of the merger. Neither BMBC nor FKF is permitted to terminate the merger agreement or re-solicit the vote of FKF shareholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of BMBC common stock or shares of FKF common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of BMBC common stock and for shares of FKF common stock.

FKF will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FKF and consequently on BMBC. These uncertainties may impair FKF’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with FKF to seek to change existing business relationships with FKF. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with BMBC. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with BMBC, BMBC’s business following the merger could be harmed. In addition, the merger agreement restricts FKF from making certain acquisitions and taking other specified actions until the merger occurs without the consent of BMBC. These restrictions may prevent FKF from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Agreement and Plan of Merger—Covenants and Agreements” commencing on page 52 of this proxy statement/prospectus for a description of the restrictive covenants to which FKF is subject.

The opinion obtained by FKF from its financial advisor will not reflect changes in circumstances between signing the merger agreement and completion of the merger.

FKF has not obtained an updated opinion as of the date of this proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of FKF or BMBC, general market and economic conditions and other factors that may be beyond the control of FKF or BMBC, and on which FKF’s financial advisor’s opinion was based, may significantly alter the value of FKF or the prices of shares of BMBC common stock or FKF common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because FKF does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. FKF’s board of directors’ recommendation that FKF shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, however, is as of the date of this proxy statement/prospectus. For a description of the opinion that FKF received from its financial advisor, please refer to “The Merger—Opinion of FKF’s Financial Advisor,” commencing on page 35. For a description of the other factors considered by FKF’s board of directors in determining to declare the merger and the other transactions contemplated by the merger agreement to be advisable, please refer to “The Merger—Background of the Merger,” and “The Merger—FKF’s Reasons for the Merger; Recommendation of FKF’s Board of Directors,” commencing on page 32 and page 33, respectively.

Combining the two companies may be more difficult, costly or time-consuming than we expect.

BMBC and FKF have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and in a timely manner, the expected benefits of the merger may not be realized.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals or consents must be obtained from the Federal Reserve Board, the Pennsylvania Department of Banking, and various bank regulatory and other authorities. These governmental entities, including the Federal Reserve Board and the Pennsylvania Department of Banking, may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger agreement. Although BMBC and FKF do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated by the merger agreement or imposing additional costs on or limiting the revenues of BMBC, any of which might have a material adverse effect on BMBC following the merger.

There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, whether any non-standard and/or non-customary conditions will be imposed.

The merger agreement limits FKF’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit FKF’s ability to discuss competing third-party proposals to acquire all or a significant part of FKF. These provisions, which include a $1.675 million termination fee payable under certain circumstances, might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of FKF from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire FKF than it might otherwise have proposed to pay.

If the merger is not consummated by July 31, 2010, either BMBC or FKF may choose not to proceed with the merger.

Either BMBC or FKF may terminate the merger agreement if the merger has not been completed by July 31, 2010, unless the failure of the merger to be completed has resulted from the material failure of the party seeking to terminate the merger agreement to perform its obligations.

Termination of the merger agreement could negatively impact FKF.

If the merger agreement is terminated, there may be various consequences. For example, FKF’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, or the market price of FKF common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and FKF’s board of directors seeks another merger or business combination, FKF shareholders cannot be certain that FKF will be able to find a party willing to pay an equivalent or more attractive price than the price BMBC has agreed to pay in the merger. Additionally, the restrictions currently imposed upon FKF and FKB pursuant to the supervisory agreements in place with the Office of Thrift Supervision (“OTS”) would remain in place and continue to be binding upon FKF and FKB. Furthermore, FKF will be required to pay a termination fee of $1.675 million if the merger agreement is terminated in certain instances. See “The Agreement and Plan of Merger—Termination of the Merger Agreement” and “The Agreement and Plan of Merger—Termination Fee.”

Some of the directors and executive officers of FKF may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and executive officers of FKF may be different from those of FKF shareholders, and directors and officers of FKF may be participants in arrangements that are different from, or in addition to, those of FKF shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger” beginning on page 46.

The shares of BMBC common stock to be received by FKF shareholders as a result of the merger will have different rights from the shares of FKF common stock currently held by them.

The rights associated with FKF common stock are different from the rights associated with BMBC common stock. See the section of this proxy statement/prospectus entitled “Comparison of BMBC and FKF Shareholder Rights” commencing on page 71.

The market price of BMBC common stock after the merger may be affected by factors different from those affecting FKF common stock or BMBC common stock currently.

The businesses of BMBC and FKF differ in some respects and, accordingly, the results of operations of the combined company and the market price of BMBC’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of BMBC or FKF. For a discussion of the businesses of BMBC and FKF and of certain factors to consider in connection with those businesses, with respect to BMBC, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” on page 85, and with respect to FKF, see FKF’s Annual Report on Form 10-K for the year ended September 30, 2009 attached hereto as Annex B.

We may fail to realize the cost savings estimated for the merger.

BMBC expects to achieve cost savings from the merger when the two companies have been fully integrated. While BMBC continues to be comfortable with these expectations as of the date of this proxy statement/prospectus, it is possible that the estimates of the potential cost savings could turn out to be incorrect. The cost savings estimates also assume our ability to combine the businesses of BMBC and FKF in a manner that permits those cost savings to be realized. If the estimates are incorrect, integration is delayed, or BMBC is not able to combine successfully the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

FKF shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

FKF’s shareholders currently have the right to vote in the election of the board of directors of FKF and on other matters affecting FKF. Upon the completion of the merger, each FKF shareholder that receives shares of BMBC common stock will become a shareholder of BMBC with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of FKF. The former shareholders of FKF as a group will receive shares in the merger constituting less than 20% of the outstanding shares of BMBC common stock immediately after the merger. Because of this, FKF’s shareholders may have less influence on the management and policies of BMBC than they now have on the management and policies of FKF.

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations of BMBC, FKF and/or the combined company.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. BMBC and FKF’s businesses and financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by Congress, governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial position or results of operation of BMBC, FKF and/or the combined company.

Impairments in the value of BMBC and FKF’s respective securities portfolios or other assets could further affect each of their results of operations or the results of operations of the combined company.

Under accounting principles generally accepted in the United States, each of BMBC and FKF is required to review its investment portfolio periodically for the presence of other-than-temporary impairment, taking into consideration current market conditions, the extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts’ evaluations, as well as other factors. Adverse developments with respect to one or more of the foregoing factors may require BMBC and FKF to deem particular securities to be other-than-temporarily impaired, with the reduction in the value recognized as a charge to BMBC and FKF’s respective earnings as it relates to the credit portion of the impairment. Recent market volatility has made it extremely difficult to value certain securities. In addition, FKF recently determined that it expects to record pre-tax credit-related OTTI charges of approximately $665,000 in the aggregate for the quarter ended December 31, 2009 with respect to certain pooled trust preferred securities. FKF also recently determined that a private label CMO owned by FKF likely will be deemed to be other-than-temporarily impaired at December 31, 2009 and, based on current information, will require an OTTI of approximately $180,000 at such date. See “Recent Developments—FKF” on page 11. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require either BMBC or FKF to recognize other-than-temporary impairments in the value of its securities portfolio, which may have an adverse effect on its results of operations in future periods. Similarly, either BMBC or FKF may be required to recognize other-than-temporary impairments in the value of other intangibles or goodwill, any of which may have an adverse effect on its results of operations in future periods.

The merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code.

The merger of FKF into BMBC has been structured to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The closing of the merger is conditioned upon the receipt by each of BMBC and FKF of an opinion of its respective tax advisor, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of FKF and BMBC) which are consistent with the state of facts existing as of the effective date of the merger, the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither FKF nor BMBC intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. If the merger fails to qualify as a tax-free reorganization, an FKF shareholder would likely recognize gain or loss on each share of FKF surrendered in the amount of the difference between the shareholder’s basis in the FKF shares and the fair market value of the BMBC common stock and cash received by the FKF shareholder in exchange. For a more detailed discussion of the federal income tax consequences of the transaction, see “United States Federal Income Tax Consequences of the Merger” on page 62.

The FKF shareholders may recognize a gain with respect to the cash portion of the merger consideration.

The merger consideration to an FKF shareholder consists of a combination of cash and BMBC common stock. Accordingly, an FKF shareholder generally will not recognize loss but will recognize gain, if any, to the extent of the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BMBC common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of FKF common stock surrendered) and (ii) the amount of cash received pursuant to the merger. In addition, FKF shareholders generally will have to recognize gain or loss in connection with cash received instead of a fractional share of BMBC common stock.

Holders of FKF stock options should discuss with their tax advisors the tax results of each course of action available to them.

For a more detailed discussion of the federal income tax consequences of the transaction to you, see “United States Federal Income Tax Consequences of the Merger” on page 62.

Risk Factors Related to the Operations of FKF on a Stand-Alone Basis

If the merger with BMBC is not completed, FKF will continue to face certain risk factors related to its on-going operations.

In the event that the proposed merger with BMBC is not completed, FKF will continue its operations as an independent entity and, as such, would continue to face certain risks in its on-going operations, as described below. Even if the merger is completed as expected in the second quarter or early in the third quarter of 2010, FKF will face these risks on an independent basis until the time of the merger.

If the merger is not completed, FKF will have incurred substantial expenses without realizing the expected benefits of the merger.

FKF has incurred substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals and the approval of FKF’s shareholders. FKF cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on FKF’s financial condition and results of operations on a stand-alone basis. In addition, the market price of FKF’s common stock could decline in the event that the merger is not consummated as FKF’s current market price may reflect an assumption that the merger will be completed.

If the merger is not completed, we may have to revise our business strategy.

During the past several months, management of FKF has been focused on, and has devoted significant resources to, the merger. This focus is continuing and FKF has not pursued certain business opportunities which may have been beneficial to FKF on a stand-alone basis. If the merger is not completed, FKF will have to revisit its business strategy in an effort to determine what changes may be required in order for FKF to operate on an independent, stand-alone basis. We may need to consider raising additional capital in order to continue as an independent entity if the merger is not completed. No assurance can be given whether we would be able to successfully raise capital in such circumstances or, if so, under what terms.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of BMBC and FKF with the SEC, in press releases and in oral and written statements made by or with the approval of BMBC or FKF that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to:

•

statements about the benefits of the merger between BMBC and FKF, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger;

•	statements of plans, objectives and expectations of BMBC or FKF or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “expect,” “intend,” “project,” “estimate,” “anticipate,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate,” forecast,” “target,” “potentially,” “probably,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” “could,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the businesses of BMBC and FKF will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•

material differences in the actual financial results of merger and acquisition activities compared with expectations, such as with respect to the full realization of anticipated cost savings and revenue enhancements within the expected time frame, including as to the merger;

•	revenues following the merger may be lower than expected;

•

deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the ability to obtain governmental approvals required for the transactions contemplated by the merger agreement, including the merger and the bank merger, on the proposed terms and schedule;

•	the failure of FKF’s shareholders to approve the merger agreement and the transactions contemplated thereby;

•	local, regional, national and international economic conditions and the impact they may have on BMBC and FKF and their customers and BMBC’s and FKF’s assessment of that impact;

•

the significant downturn in the residential real estate market that began in 2007 has continued in 2008 and in 2009, and may continue in 2010, resulting in declining home prices, higher foreclosures and loan charge-offs, and lower market prices on investment securities backed by residential real estate, all of which could negatively impact BMBC’s and FKF’s results of operations;

•	a downturn in the commercial real estate and retail space markets could negatively impact BMBC’s and FKF’s results of operations;

•	lower demand for BMBC’s and FKF’s products and services and lower revenues and earnings could result from an economic recession;

•	lower earnings could result from other-than-temporary impairment charges related to BMBC’s and FKF’s investment securities portfolios or other assets;

•	higher FDIC insurance costs due to bank failures that have caused the FDIC Deposit Insurance Fund to fall below minimum;

•	absence of any assurance that the Emergency Economic Stabilization Act of 2008 will improve the condition of the financial markets;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	other changes in accounting requirements or interpretations;

•	the accuracy of assumptions underlying the establishment of provisions for loan and lease losses and estimates in the value of collateral, and various financial assets and liabilities;

•	inflation, securities market and monetary fluctuations;

•	changes in the securities markets with respect to the market values of financial assets and the stability of particular securities markets;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	changes the value of loan collateral and securities;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity and financial resources in the amounts, at the times and on the terms required to support BMBC’s and FKF’s or the combined company’s future businesses;

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legislation or other governmental action affecting the financial services industry as a whole, participants in the Troubled Asset Relief Program (“TARP”) Capital Purchase Program or other programs, BMBC, FKF and/or BMBC or FKF’s subsidiaries individually or collectively, including changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which BMBC and FKF must comply;

•

results of examinations by the Federal Reserve Board, including the possibility that the Federal Reserve Board may, among other things, require us to increase our allowance for loan losses or to write down assets;

•	BMBC’s and FKF’s common shares outstanding and common stock price volatility;

•	fair value of and number of stock-based compensation awards to be issued in future periods;

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BMBC’s and FKF’s success in continuing to generate new business in their respective existing markets, as well as their success in identifying and penetrating targeted markets and generating a profit in those markets in a reasonable time;

•	BMBC’s ability to continue to generate investment results for customers and the ability to continue to develop investment products in a manner that meets customers’ needs;

•	changes in consumer and business spending, borrowing and savings habits and demand for financial services in the relevant market areas;

•	rapid technological developments and changes;

•

the effects of competition from other commercial banks, thrifts, mortgage companies, finance companies, credit unions, securities brokerage firms, insurance companies, money-market and mutual funds and other institutions operating in BMBC’s and FKF’s market areas and elsewhere including institutions operating locally, regionally, nationally and internationally together with such competitors offering banking products and services by mail, telephone, computer and the internet;

•	BMBC’s and FKF’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis and the mix of those products and services;

•	containing costs and expenses;

•	protection and validity of intellectual property rights;

•	reliance on large customers;

•	technological, implementation and cost/financial risks in contracts;

•	the outcome of pending and future litigation and governmental proceedings;

•	any extraordinary event (such as the September 11, 2001 events, the war on terrorism and the U.S. Government’s response to those events including the war in Iraq);

•	ability to retain key employees and members of senior management;

•	the ability of key third-party providers to perform their obligations to BMBC, BMT, FKF and FKB; and

•	success in managing the risks involved in the foregoing.

Additional factors that could cause BMBC’s or FKF’s results to differ materially from those described in the forward-looking statements can be found in BMBC’s and FKF’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “Where You Can Find More Information” on page 85 for a description of where you can find this information. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to BMBC or FKF or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this proxy statement/prospectus. Forward-looking statements speak only as of the date on which such statements are made. BMBC and FKF undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

FKF SPECIAL MEETING

This section contains information from FKF for FKF shareholders about the special meeting FKF has called for its shareholders to consider and approve the merger agreement and the transactions contemplated thereby. We are mailing this proxy statement/prospectus to you, as an FKF shareholder, on or about January 25, 2010. Together with this proxy statement/prospectus, we are also sending to you a notice of the special meeting of FKF shareholders and a form of proxy card that FKF’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting. The special meeting will be held on March 2, 2010, at 2.00 p.m. local time, at the Towne House Restaurant located at 117 Veterans Square, Media, Pennsylvania.

This proxy statement/prospectus is also being furnished by BMBC to FKF shareholders as a prospectus in connection with the issuance of shares of BMBC common stock upon completion of the merger.

Matters to Be Considered

The only matter to be considered at the FKF special meeting is the approval of the merger agreement and the transactions contemplated thereby. You are also being asked to vote upon a proposal to adjourn or postpone the special meeting, if necessary. FKF could use any adjournment or postponement of the special meeting for the purpose, among others, of allowing more time to solicit votes in favor of the merger agreement.

Recommendation of FKF’s Board of Directors

FKF’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that FKF shareholders vote “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger agreement and the transactions contemplated thereby, including the merger.

Record Date

FKF’s board of directors has fixed the close of business on January 8, 2010 as the record date for determining the FKF shareholders entitled to receive notice of and to vote at the special meeting. Only FKF shareholders of record as of the record date are entitled to and are being requested to vote at the special meeting. As of the record date, 2,432,998 shares of FKF common stock were issued and outstanding and held by approximately 369 record holders. FKF shareholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of FKF common stock held of record at the close of business on the record date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of FKF common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as shares present. Abstentions and broker non-votes will have the same effect as votes against approval of the merger agreement and the transactions contemplated thereby, including the merger.

Action Required

The merger agreement and the transactions contemplated thereby must be approved by the affirmative vote of a majority of the votes cast by all FKF shareholders entitled to vote at the special meeting. The merger agreement and the consummation of the transactions contemplated therein will not require the approval of the holders of BMBC common stock under the Pennsylvania Business Corporation Law or the rules of the NASDAQ.

As of the record date, FKF directors and executive officers and their affiliates beneficially held approximately 501,014 shares (or 20.6% of the outstanding shares) of FKF common stock entitled to vote at the special meeting. See “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger.”

As of the record date, BMBC and its subsidiaries held no shares of FKF common stock (other than shares held as fiduciary, custodian or agent as described below) and its directors and executive officers or their affiliates held no shares of FKF common stock. As of the record date, subsidiaries of BMBC, as fiduciaries, custodians or agents, held a total of approximately 1,000 shares of FKF common stock, representing less than 1% of the shares entitled to vote at the FKF special meeting, and maintained no voting power over those shares.

Solicitation of Proxies

The cost of the solicitation of proxies will be borne by FKF. FKF has retained Regan & Associates, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies. Such firm will be paid a fee not to exceed approximately $8,000. FKF will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of FKF’s common stock. In addition to solicitations by mail, directors, officers and employees of FKF may solicit proxies personally or by telephone without additional compensation.

Shares of FKF common stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the enclosed proxy cards. If proxy cards are signed and returned, but no instructions are indicated, such proxies will be voted “FOR” approval of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to another time and/or place for the purpose of soliciting additional proxies or otherwise.

Revocation of Proxies

An FKF shareholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (i) giving written notice of revocation to FKF’s Corporate Secretary, (ii) properly submitting to FKF a duly executed proxy bearing a later date, or (iii) attending the special meeting and voting in person (note that the mere presence, without notifying the Corporate Secretary, of an FKF shareholder at the special meeting will not constitute revocation of a previously given proxy). All written notices of revocation and other communications with respect to revocation of proxies should be addressed to FKF as follows: Carol Walsh, Corporate Secretary, 22 West State Street, Media, Pennsylvania 19063.

THE MERGER

Terms of the Merger

Each of the BMBC board of directors and FKF board of directors has approved and adopted or declared advisable the merger agreement, which provides for the merger of FKF into BMBC, with BMBC being the surviving corporation in the merger. Each share of FKF common stock, par value $0.01 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of FKF common stock held by FKF or BMBC, will be converted into the right to receive $2.06 in cash and 0.6973 of a share of BMBC common stock, subject to adjustment pursuant to the terms of the merger agreement.

FKF shareholders are being asked to approve the merger agreement and the transactions contemplated thereby.

Background of the Merger

Over the past several years, the board of directors and executive officers of FKF have periodically discussed and reviewed FKF’s business, performance and prospects, including its strategic alternatives. The strategic alternatives considered by the board have included, among other things, continuing its on-going operation as an independent institution, selling off a portion of its branch operations, and entering into a merger or acquisition transaction with a similarly sized or larger institution. In recent periods, the board also considered the effects on its operating results of the significant operating restrictions imposed on FKF and FKB by virtue of the supervisory agreements entered into with the OTS in February 2006. The FKF board of directors also considered the prospect of having to raise additional capital in view of FKF’s financial condition either through a possible private placement or by participating in the Capital Purchase Program under the TARP operated by the United States Department of the Treasury. The board of directors and management have also been aware in recent years of changes in the financial services industry and the regulatory environment as well as the competitive challenges facing a financial institution such as FKF. These challenges have included increasing government regulations, increasing expense burdens and commitments for technology and training, an interest rate environment which has resulted in a significant compression in the interest rate spread and margin, a deep and long recession which has created issues with respect to FKF’s asset quality, and increasing competition in the delivery of financial products and services combined with increased customer expectations for the availability of sophisticated financial products and services from financial institutions.

As a result of several discussions conducted during the early part of 2009 with Sandler O’Neill, FKF’s financial advisor, concerning FKF’s strategic alternatives, the FKF board of directors directed Sandler O’Neill in May 2009 to identify those banks that might have an interest in entering into a business combination transaction with FKF. At that time, the board had not made a determination whether or not to remain independent or undertake a merger or acquisition transaction involving FKF. In June 2009, a list of potential business combination partners was presented to and discussed with the FKF board by Sandler O’Neill. As a result of such discussion, in early July 2009, the FKF board authorized Sandler O’Neill to contact eight institutions on FKF’s behalf to determine whether any of these institutions were interested in conducting discussions about engaging in a business combination transaction with FKF. As a result of such inquiries, eight institutions were sent information packages containing public information about FKF. Sandler O’Neill also facilitated introductory meetings or calls between representatives of the interested institutions and FKF, including a meeting with representatives of BMBC on July 20, 2009.

In early August 2009, FKF entered into confidentiality agreements with three of these institutions, including BMBC, based upon preliminary expressions of interest by these parties. Over the next several weeks, FKF provided these institutions with confidential information to assist them in conducting a confidential preliminary due diligence review of FKF. FKF asked each party to submit specific written indications of interest by the second week of

September 2009. To facilitate the bid process, FKF invited the parties to conduct a limited on-site due diligence review of FKF’s loan portfolio. During late August and early September, on-site due diligence of the loan portfolio was conducted by BMBC and one other interested institution. The third potential interested party decided at such time to withdraw from the process. Written indications of interest were received from BMBC and the other institution by September 10, 2009. BMBC’s indication of interest letter set forth a specific price per share and provided that the merger consideration would be all stock with the per share merger consideration to be established upon execution of a definitive agreement. The other party’s indication of interest stated the merger consideration for the transaction would be all cash and that per share consideration would be determined upon completion of its due diligence review based upon a mutually agreed to definition of tangible equity.

On September 15, 2009, the FKF board met to discuss and evaluate the two indications of interest. Representatives of Sandler O’Neill and Elias, Matz, Tiernan & Herrick L.L.P., FKF’s legal counsel, were present telephonically or in person at this meeting. As a result of these discussions, the FKF board determined to invite BMBC to conduct further due diligence of FKF. The other institution was informed that it was not being invited to conduct further due diligence due to significant uncertainty with respect to the proposed consideration to be paid and uncertainty as to the structure of the transaction set forth in its indication of interest. From late September to late October 2009, BMBC conducted extensive due diligence of FKF. In late October 2009, FKF conducted on-site due diligence of BMBC.

On October 9, 2009, BMBC presented FKF with a draft of the proposed merger agreement. Over the next three weeks, FKF, BMBC and their respective financial and legal advisors negotiated the terms of the merger agreement. In connection with such negotiation, it was determined to adjust the composition of the merger consideration from 100% stock to a mixture of approximately 85% stock and 15% cash.

On November 3, 2009, FKF’s board of directors held a special meeting to review the merger proposal as set forth in the definitive merger agreement and related documents negotiated by FKF and BMBC and their respective financial and legal advisors. The FKF board received presentations regarding the merger from its financial advisor, Sandler O’Neill, and the merger agreement from its legal counsel, Elias, Matz Tiernan & Herrick L.L.P. Management of FKF also briefed the board on the results of the due diligence conducted on BMBC. Representatives of Elias, Matz, Tiernan & Herrick L.L.P. and Sandler O’Neill responded to questions from FKF’s board. At the meeting, Sandler O’Neill provided its oral opinion that the merger consideration, including as potentially adjusted under the terms of the merger agreement, was fair to the shareholders of FKF from a financial point of view (which opinion was subsequently confirmed in writing by Sandler O’Neill). After careful and deliberate consideration of these presentations as well as the interests of FKF’s shareholders, customers, employees and communities served by FKF, the FKF board unanimously approved the merger agreement and the related documents.

After the transaction was approved by both the FKF board and the BMBC board, FKF and BMBC signed the merger agreement and the related voting agreements and non-solicitation agreements. The transaction was publicly announced after the close of the market on November 3, 2009.

FKF’s Reasons for the Merger; Recommendation of FKF’s Board of Directors

After careful consideration, the FKF board of directors determined that it was advisable and in the best interests of FKF and its shareholders for FKF to enter into the merger agreement with BMBC. Accordingly, FKF’s board unanimously recommends that FKF’s shareholders vote “FOR” the adoption of the merger agreement.

The board of directors of FKF has considered the terms and provisions of the merger agreement and concluded that they are fair to the shareholders of FKF and that the merger is in the best interests of FKF and its shareholders. FKF’s board believes that the merger will provide FKF shareholders the opportunity to realize increased long-term value.

The board of directors of FKF believes that the merger will provide the resulting institution with additional resources necessary to compete more effectively in the southeastern Pennsylvania market. In addition, the board of FKF believes that the customers and communities served by FKF will benefit from the resulting institution’s enhanced abilities to meet their banking needs.

In reaching its decision to approve the merger agreement, the FKF board consulted with management, as well as with FKF’s financial and legal advisors, and considered a variety of factors, including the following:

•	The consideration (including the premium) being offered to FKF’s shareholders in relation to the market value, dividend rate, earnings per share and projected earnings per share of FKF;

•

The current and prospective environment in which FKF operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, the effects of the expected continued operation under extensive regulatory restrictions imposed by the supervisory agreements, and the uncertainties in the regulatory climate going forward;

•

The results that could be expected to be obtained by FKF if it continued to operate independently and the trading value of FKF common stock compared to the value of the merger consideration offered by BMBC;

•	The process conducted by Sandler O’Neill, FKF’s financial advisor, to identify potential merger partners and to assist the FKF board of directors in structuring the proposed merger with BMBC;

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The form of merger consideration offered by BMBC, including the opportunity for FKF shareholders to receive shares of BMBC common stock on a tax-free basis for a significant portion of their shares of FKF common stock;

•	The anticipated accretion for FKF shareholders of the projected dividend rate and earnings per share;

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining FKF and BMBC;

•	The complementary geographic locations of the FKF and BMBC branch networks in southeastern Pennsylvania;

•	BMBC’s assets size and capital position, which would give the resulting institution approximately $1.7 billion in assets;

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The additional products offered by BMBC to its customers, particularly trust and wealth management services, and the ability of the resulting institution to provide comprehensive financial services to its customers;

•	The potential for operating synergies and cross marketing of products in light of the fact that FKF and BMBC serve contiguous market areas with similar and complementary customer bases;

•	FKF’s and BMBC’s shared community banking philosophies; and

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The presentation by Sandler O’Neill, FKF’s financial advisor, as to the fairness of the merger consideration, from a financial point of view, to FKF’s shareholders. In this regard, FKF’s board of directors has received from Sandler O’Neill a written opinion dated November 3, 2009 that, as of such date, the merger consideration was fair to FKF’s shareholders from a financial point of view. The opinion is attached as Annex C to this document. For a summary of the presentation of Sandler O’Neill, see “Opinion of FKF’s Financial Advisor” below.

Other factors considered by FKF’s board of directors included:

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The reports of FKF’s management and the financial presentation by Sandler O’Neill to FKF’s board of directors concerning the operations, financial condition and prospects of BMBC and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and capital ratios;

•	The proposed board arrangements of the combined company, including the inclusion of one of FKF’s directors on BMBC’s board and the creation of an advisory board composed of FKF’s other directors;

•	The likelihood of successful integration and the successful operation of the combined company;

•	The likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	The potential cost-saving opportunities;

•	The effects of the merger on FKF’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided to FKF employees; and

•

Review by the FKF board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger, including the per share merger consideration and the condition to the transaction that the merger qualify as a transaction of a type that will permit FKF shareholders to receive BMBC shares in exchange for a substantial portion of their FKF shares on a tax-free basis for federal income tax purposes.

The FKF board of directors also considered potential risks associated with the merger in connection with its deliberation of the proposed transaction, including the risk that the amount of FKF Delinquencies, as defined, may increase, the challenges of integrating FKF’s businesses, operations and employees with those of BMBC, the need to obtain FKF shareholder approval as well as regulatory approvals in order to complete the transaction, and the risks associated with achieving the anticipated cost savings. FKF’s board also considered that the fixed per share merger consideration, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in BMBC’s stock price prior to completion of the merger. The board also considered the structural protections included in the merger agreement such as the ability of FKF to terminate the merger agreement in the event of any change or development affecting BMBC which has, or is reasonably likely to have, a material adverse effect on BMBC and which is not cured within 30 days after notice or cannot be cured prior to consummation of the merger.

The foregoing discussion of the information and factors considered by FKF’s board of directors is not exhaustive, but includes all material factors considered by FKF’s board. In view of the wide variety of factors considered by the FKF board of directors in connection with its evaluation of the merger and the complexity of these matters, the FKF board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. FKF’s board of directors evaluated the factors described above, including asking questions of FKF’s management and FKF’s legal and financial advisors. In considering the factors described above, individual members of FKF’s board of directors may have given different weights to different factors. The FKF board of directors relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of FKF’s Financial Advisor” below. It should also be noted that this explanation of the reasoning of FKF’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 27.

Opinion of FKF’s Financial Advisor

By letter dated August 12, 2009, FKF retained Sandler O’Neill to act as its financial advisor in connection with FKF’s consideration with a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to FKF in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the November 3, 2009 meeting at which FKF’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to FKF from a financial point of view. Sandler O’Neill subsequently provided the FKF board of directors its written opinion dated as November 3, 2009. The full text of Sandler O’Neill’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges FKF’s shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to FKF’s board and is directed only to the fairness of the merger consideration to FKF from a financial point of view. It does not address the underlying business decision of FKF to engage in the merger or any other aspect of the merger and is not a recommendation to any FKF shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its November 3, 2009 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of FKF that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of BMBC that Sandler O’Neill deemed relevant;

(4)	internal financial projections for FKF for the calendar years ending December 31, 2009 through December 31, 2014 as prepared by and discussed with senior management of FKF;

(5)	consensus analyst estimates for BMBC for the years ending December 31, 2009 through 2010 and financial projections for BMBC for the years ending December 31, 2011 through 2014 as discussed with senior management of BMBC;

(6)	the pro forma financial impact of the merger on BMBC based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as discussed with the senior management of BMBC and FKF;

(7)	the publicly reported historical price and trading activity for FKF’s and BMBC’s common stock, including a comparison of certain financial and stock market information for FKF and BMBC with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

(9)	the current market environment generally and the commercial banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of FKF the business, financial condition, results of operations and prospects of FKF and held similar discussions with certain members of senior management of BMBC regarding the business, financial condition, results of operations and prospects of BMBC.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by FKF and BMBC or its respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill has further relied on the assurances of management of each of FKF and BMBC that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FKF and BMBC or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of FKF and BMBC and has not reviewed any individual credit files relating to FKF and BMBC. Sandler O’Neill has assumed, with FKF’s consent, that the respective allowances for loan losses for both FKF and BMBC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections prepared by the senior management of FKF and BMBC, respectively, and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of FKF and BMBC and, in each case, used by Sandler O’Neill in its analyses, FKF and BMBC management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management with respect thereto and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in FKF’s and BMBC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements and other financial information made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that FKF and BMBC will remain as going concerns for all periods relevant to the analyses, that each party to the merger agreement will perform all of the material covenants required to be performed by such party under the merger agreement, that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal corporate income tax purposes. Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill is expressing no opinion herein as to what the value of BMBC’s common stock will be when issued to FKF’s shareholders pursuant to the merger agreement or the prices at which FKF’s and BMBC’s common stock may trade at any time.

Sandler O’Neill’s opinion is directed to the board of directors of FKF in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of FKF as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to holders of FKF common stock and does not address the underlying business decision of FKF to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for FKF or the effect of any other transaction in which FKF might engage. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by FKF’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of FKF. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 0.6973 shares of BMBC common stock for each share of FKF common stock and $2.06 per share in cash, with a minimum exchange ratio of 0.6485 and $1.92 per share in cash, based upon BMBC’s 20 day average stock price as of October 30, 2009 of $16.76, Sandler O’Neill calculated a transaction value of $13.75 per share, or an aggregate transaction value of $33.5 million, with a minimum of $12.79 per share and $31.1 million in aggregate. The minimum per share and aggregate transaction values are based on the amount of FKF Delinquencies, as such term is defined in merger agreement, at the month-end immediately preceding the month in which the merger is closed, whereby if the FKF Delinquencies exceed $16.5 million (the amount of delinquencies at which the transaction value would be the minimum $12.79 per share and $31.1 million in aggregate), BMBC has the option to terminate the transaction. Based upon financial information for FKF as or for the three month period ended June 30, 2009, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction value/Tangible book value	102%
Transaction value/Stated book value per share	102%
Transaction value/LTM EPS	NM *
Tangible book premium/ Core deposits	0.2%
Transaction value/ Current market value	55.4%

*	NM means not meaningful.

The aggregate transaction value was approximately $33.5 million, based upon the offer price per share of $13.75 and 2,432,998 FKF common shares outstanding.

Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for FKF and BMBC.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for FKF and a group of financial institutions selected by Sandler O’Neill. The FKF peer group consisted of the following publicly traded Mid Atlantic thrifts between $250 million and $1.0 billion in total assets:

BCSB Bancorp, Inc.	Rome Bancorp, Inc
Elmira Savings Bank, FSB	TF Financial Corporation
Fidelity Bancorp, Inc.	WSB Holdings, Inc.
Harleysville Savings Financial Corporation	WVS Financial Corp.

The analysis compared publicly available financial information for FKF and the high, low, mean, and median financial and market trading data for the FKF peer group as of and for the quarter ended September 30, 2009. The table below sets forth the data for FKF as of and for the quarter ended June 30, 2009 and the median data for the FKF peer group as of and for the quarter ended September 30, 2009, with pricing data as of October 30, 2009.

Comparable Group Analysis

FKF	Comparable Group Median Result
Total Assets (in millions)	$525	$538
Tangible Common Equity/Tangible Assets	6.22%	8.46%
Total Risk Based Capital Ratio(1)	13.6%	14.9%
Non-performing Assets/Loans + OREO	1.05%	1.00%
Loan Loss Reserve/Gross Loans	1.14%	0.90%
Loan Loss Reserve/Non-performing Assets	109%	99%
Net Interest Margin	2.55%	2.82%
Efficiency Ratio	102.6%	68.3%
Return on Average Assets	(0.28%)	0.54%
Price/Tangible Book Value	66%	80%
Price/LTM Core Earnings per Share	NM	12.1	x
Price/52 Week High	84.4%	79.3%
Dividend Yield	0.00%	4.14%
Market Capitalization (in millions)	$21.5	$29.4

(1)	Risk-based capital of FKB.

BMBC peer group consisted of publicly traded banks and thrifts between $1.0 billion and $2.0 billion in total assets with Non-interest Income/ Operating Revenue greater than 30% and Non-performing Assets/Assets less than 1.25%:

Alliance Financial Corporation	Security National Corporation
Cardinal Financial Corporation	Simmons First National Corporation
City Holding Company	S.Y. Bancorp, Inc
Orrstown Financial Services, Inc.	Washington Trust Bancorp, Inc.

The analysis compared publicly available financial and market trading information for BMBC and the median data for BMBC peer group as of and for the quarter ended September 30, 2009. The table below sets forth the data for BMBC and the median data for BMBC peer group as of and for the quarter ended September 30, 2009, with pricing data as of October 30, 2009.

Comparable Group Analysis

BMBC	Comparable Group Median Result
Total Assets (in millions)	$1,196	$1,828
Tangible Equity/Tangible Assets	7.74%	8.46%
Tangible Common Equity/Tangible Assets	7.74%	8.46%
Total Risk Based Capital Ratio	12.4%	13.6%
Non-performing Assets/Assets	0.71%	0.64%
Loan Loss Reserve/Gross Loans	1.16%	1.28%
Loan Loss Reserve/Non-performing Assets	149%	151%
Net Interest Margin	3.64%	3.55%
Efficiency Ratio	67.2%	61.9%
Return on Average Assets	0.75%	0.96%
Return on Average Equity	9.1%	10.3%
Price/Tangible Book Value	153%	160%
Price/52 Week High	72.3%	79.6%
Price/LTM Core Earnings per Share	16.1	x	15.3	x
Price/2009 Estimated Earnings per Share	13.9	x	15.8	x
Market Capitalization (in millions)	$140.5	$237.3

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of BMBC’s common stock for the one-year period ended October 30, 2009. Sandler O’Neill also reviewed the relationship between the movements in the price of BMBC’s common stock and the movements in the prices of the Standard & Poor’s Bank Index, the NASDAQ Bank Index, and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for BMBC. The composition of the respective peer groups for BMBC is discussed under the relevant section under “Comparable Group Analysis” above.

During the one-year period ended October 30, 2009, BMBC’s common stock outperformed the Standard & Poor’s Bank Index and the NASDAQ Bank Index, and underperformed the composite peer group.

BMBC’s One-Year Stock Performance

	Beginning Index Value October 30, 2008	Ending Index Value October 30, 2009
BMBC	100.00%	(13.5%)
Selected Peer Group(1)	100.00	(11.2)
S&P Bank Index	100.00	(22.2)
NASDAQ Bank Index	100.00	(27.6)

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value per share of BMBC common stock through December 31, 2013. Sandler O’Neill based the analysis on BMBC’s projected earnings and dividend stream. To approximate the terminal value of BMBC’s common stock at December 31, 2013, Sandler O’Neill applied price to last twelve month’s earnings multiples of 12.0x to 20.0x and multiples of tangible book value ranging from 130% to 200%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.5% to 12.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BMBC common stock. In addition, the terminal value of BMBC’s common stock at December 31, 2013 was calculated using the same range of price to last twelve month’s earnings multiples (12.0x – 20.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.05% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for BMBC’s common stock of $16.72 to $29.39 when applying the price/earnings multiples to the matched budget, $13.96 to $22.49 when applying multiples of tangible book value to the matched budget, and $13.92 to $33.89 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	13.6x	15.2x	16.8x	18.4x	20.0x
9.50%	$18.75	$20.88	$23.01	$25.13	$27.26	$29.39
10.00%	18.39	20.47	22.56	24.64	26.73	28.81
10.50%	18.04	20.08	22.12	24.17	26.21	28.25
11.00%	17.70	19.70	21.70	23.70	25.70	27.71
11.50%	17.36	19.32	21.29	23.25	25.21	27.17
12.00%	17.04	18.96	20.88	22.80	24.73	26.65
12.50%	16.72	18.60	20.49	22.37	24.26	26.14

Earnings Per Share Multiples

Budget Variance	12.0x	13.6x	15.2x	16.8x	18.4x	20.0x
-25.0%	$13.92	$15.42	$16.91	$18.41	$19.91	$21.41
-20.0%	14.67	16.26	17.86	19.46	21.06	22.66
-15.0%	15.42	17.11	18.81	20.51	22.21	23.91
-10.0%	16.16	17.96	19.76	21.56	23.36	25.15
-5.0%	16.91	18.81	20.71	22.61	24.51	26.40
0.0%	17.66	19.66	21.66	23.66	25.65	27.65
5.0%	18.41	20.51	22.61	24.70	26.80	28.90
10.0%	19.16	21.36	23.56	25.75	27.95	30.15
15.0%	19.91	22.21	24.51	26.80	29.10	31.40
20.0%	20.66	23.06	25.45	27.85	30.25	32.65
25.0%	21.41	23.91	26.40	28.90	31.40	33.89

Tangible Book Value Per Share Multiples

Discount Rate	130%	144%	158%	172%	186%	200%
9.50%	$15.63	$17.00	$18.38	$19.75	$21.12	$22.49
10.00%	15.34	16.68	18.02	19.37	20.71	22.06
10.50%	15.05	16.36	17.68	19.00	20.32	21.63
11.00%	14.77	16.06	17.35	18.64	19.93	21.22
11.50%	14.49	15.76	17.02	18.29	19.55	20.82
12.00%	14.22	15.46	16.70	17.94	19.18	20.42
12.50%	13.96	15.18	16.39	17.61	18.82	20.04

Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of FKF through December 31, 2013, assuming FKF’s projected dividend stream and that FKF performed in accordance with the 2009 net income projection and earnings per share growth rate projections for 2009 through 2013 provided by management. To approximate the terminal value of FKF’s common stock at December 31, 2013, Sandler O’Neill applied price to last twelve month’s earnings multiples of 10.0x to 17.0x and multiples of tangible book value ranging from 70% to 150%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.5% to 12.5% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FKF common stock. In addition, the terminal value of FKF’s common stock at December 31, 2013 was calculated using the same range of price to last twelve month’s earnings multiples (10.0x – 17.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.05% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for FKF’s common stock of $5.07 to $9.74 when applying the price/earnings multiples to the matched budget, $6.78 to $16.40 when applying multiples of tangible book value to the matched budget, and $4.03 to $11.43 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	10.0x	11.4x	12.8x	14.2x	15.6x	17.0x
9.50%	$5.73	$6.53	$7.33	$8.14	$8.94	$9.74
10.00%	5.61	6.40	7.18	7.97	8.76	9.54
10.50%	5.50	6.27	7.04	7.81	8.58	9.35
11.00%	5.39	6.14	6.90	7.65	8.41	9.16
11.50%	5.28	6.02	6.76	7.50	8.24	8.98
12.00%	5.18	5.90	6.62	7.35	8.07	8.80
12.50%	5.07	5.78	6.49	7.20	7.91	8.62

Earnings Per Share Multiples

Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
-25.0%	$4.03	$4.60	$5.16	$5.73	$6.29	$6.86
-20.0%	4.30	4.90	5.51	6.11	6.71	7.31
-15.0%	4.57	5.21	5.85	6.49	7.13	7.77
-10.0%	4.84	5.52	6.20	6.87	7.55	8.23
-5.0%	5.11	5.82	6.54	7.25	7.97	8.69
0.0%	5.38	6.13	6.88	7.64	8.39	9.14
5.0%	5.65	6.44	7.23	8.02	8.81	9.60
10.0%	5.92	6.74	7.57	8.40	9.23	10.06
15.0%	6.18	7.05	7.92	8.78	9.65	10.51
20.0%	6.45	7.36	8.26	9.16	10.07	10.97
25.0%	6.72	7.66	8.60	9.55	10.49	11.43

Tangible Book Value Per Share Multiples

Discount Rate	70%	86%	102%	118%	134%	150%
9.50%	$7.65	$9.40	$11.15	$12.90	$14.65	$16.40
10.00%	7.50	9.21	10.92	12.64	14.35	16.06
10.50%	7.35	9.02	10.70	12.38	14.06	15.74
11.00%	7.20	8.84	10.49	12.13	13.78	15.42
11.50%	7.05	8.67	10.28	11.89	13.50	15.11
12.00%	6.91	8.49	10.07	11.65	13.23	14.81
12.50%	6.78	8.32	9.87	11.42	12.97	14.52

In connection with its analyses, Sandler O’Neill considered and discussed with the FKF board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 10 merger transactions announced from June 30, 2008 through October 30, 2009 involving nationwide banks and thrifts with announced transaction values greater than $10.0 million and transaction values less than $400.0 million and with the target’s non performing assets to total assets greater than or equal to 1%. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ earnings per share, transaction price to stated book value, transaction price to stated tangible book value, tangible book premium to core deposits, and current market price premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transactions.

Comparable Transaction Multiples

	BMBC / FKF	Median Group Multiple
Transaction price/LTM EPS	NM	23.8	x
Transaction price/Book value	102%, minimum 95%	103%
Transaction price/Tangible book value	102%, minimum 95%	115%
Tangible book premium/Core deposits	0.2%, minimum (0.5%)	1.1%
Premium to current market	55.4%, minimum 44.5%	17.5%

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2010; (2) 85.0% of FKF shares are exchanged for BMBC common stock at a fixed exchange ratio of 0.6973 and approximately 15% cash for $2.06 per share, with a minimum exchange ratio of 0.6485 and $1.92 per share in cash; (3) internal financial projections for FKF for the years ending December 31, 2009 through 2013 as prepared by senior management of FKF and discussed with senior management of BMBC and FKF; (5) financial projections for BMBC for the years ending December 31, 2009 through 2013 as discussed with senior management of BMBC; (6) accounting adjustments, including a preliminary $14.0 million credit mark against FKF’s loan portfolio in aggregate, including the reversal of FKF’s loan loss reserve, cost savings of 35%, or $11.7 million, fully phased in by 2011 and approximately $4.6 million in pre-tax transaction costs and expenses associated with the merger, determined by the senior management of each of BMBC and FKF.

For each of the years 2010, 2011, 2012 and 2013, Sandler O’Neill compared the earnings per share of BMBC common stock to the earnings per share, as calculated in accordance with generally accepted accounting principles, of the combined company common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

GAAP Basis Accretion / (Dilution)
2011 Estimated EPS	8.06%
2012 Estimated EPS	8.55%
2013 Estimated EPS	6.90%

The analyses indicated that the merger would be accretive to BMBC’s projected 2010, 2011 and 2012 earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Cooperation and Other Relationships with FKF and BMBC. FKF has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of 1.5% of the aggregate transaction value, of which $100,000 has been paid, and the balance of which is contingent, and payable, upon closing of the merger. FKF has also agreed to reimburse certain of Sandler O’Neill reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officer, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Sandler O’Neill has provided certain other investment banking services to FKF in the past and has received compensation for such services.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to FKF and BMBC and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of FKF or BMBC or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors and Management of BMBC Following Completion of the Merger

Upon completion of the merger, the current directors and officers of BMBC are expected to continue in their current positions. At the closing of the merger, BMBC will expand and cause BMT to expand the size of each of their respective boards by one member and will appoint Mr. Donald S. Guthrie as a director on each such board in the class of directors whose terms expire at the 2011 annual meeting of shareholders of BMBC. Pursuant to the Merger Agreement, at the end of his initial term on each board, Mr. Guthrie is to be re-nominated for an additional four-year term on each of BMBC’s and BMT’s board, subject to the fiduciary duties of the board of directors and any applicable eligibility requirements set forth in BMBC’s or BMT’s amended and restated articles of incorporation or amended and restated bylaws. In the event that Mr. Guthrie is unable or unwilling to serve as a director pursuant to the terms of the merger agreement, the board of directors of FKF (or the members of the BMT advisory board (described below) after consummation of the merger) shall substitute another member of the board of directors of FKF or FKB (or the BMT advisory board if this occurs after the merger), who shall be reasonably acceptable to BMBC and BMT, to serve as a member of the BMBC and BMT boards of directors under the same terms and conditions described immediately above.

Upon the completion of the merger, BMT will also form an advisory board comprised of those members of FKF’s and FKB’s boards of directors immediately prior to the closing who do not become directors of BMBC and BMT.

Information about the current BMBC directors and executive officers can be found in BMBC’s proxy statement dated March 17, 2009, which is incorporated by reference into this proxy statement/prospectus and information about Mr. Guthrie can be found in FKF’s Annual Report on Form 10-K for the year ended September 30, 2009, which is attached to this proxy statement/prospectus as Annex B. See “Where You Can Find More Information” on page 85.

Public Trading Markets

BMBC common stock is listed on NASDAQ under the symbol “BMTC.” FKF common stock is quoted on NASDAQ under the symbol “FKFS.” Upon completion of the merger, FKF common stock will be delisted from NASDAQ and thereafter will be deregistered under the Exchange Act. The BMBC common stock issuable in the merger will be listed on NASDAQ.

FKF Shareholders Do Not Have Dissenters’ Rights in the Merger

Under Pennsylvania law, shareholders of a Pennsylvania corporation are not entitled to exercise dissenters’ rights with respect to a merger if shares of the corporation are listed on a national securities exchange on the record date for determining shareholders entitled to vote on the merger. Because FKF common stock is quoted on NASDAQ (and is expected to continue to be so quoted through the record date for the special meeting and completion of the merger), FKF shareholders do not have the right to exercise dissenters’ rights with respect to the merger. If the merger agreement and the transactions contemplated thereby are approved and the merger is completed, FKF shareholders who voted against the approval of the merger agreement and the transactions contemplated thereby will be treated the same as FKF shareholders who voted for the approval of the merger agreement and the transactions contemplated thereby and their shares will automatically be converted into the right to receive the merger consideration.

For further information as to the special meeting and the proxy solicited by FKF’s board of directors for purposes of the special meeting, please see the discussion under the caption “Questions and Answers About the Merger and Special Meeting” and “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger,” commencing on pages 1 and 46, respectively.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the merger agreement. These approvals include approval from the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. BMBC and FKF have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Each of BMBC and FKF have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Board of Governors of the Federal Reserve System, under the Federal Bank Merger Act, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as well as various other regulatory authorities. The transaction is also subject to the non-objection of the Federal Reserve Bank of Philadelphia, because the merger involves an acquisition by a bank holding company, and the OTS because the merger involves an institution under its jurisdiction. FKF and BMBC have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

FKF and BMBC believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on FKF or BMBC. In connection with obtaining any required regulatory approvals, BMBC and FKF are not required to agree to any restriction or condition that would have a material adverse effect on BMBC, FKF or the resulting institution in the merger.

Neither FKF nor BMBC is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought.

We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division of the Justice Department, the Federal Trade Commission or any state attorney general will not attempt to challenge the transactions contemplated by the merger agreement on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the transactions on antitrust grounds. The commencement of an antitrust action would “stay”—that is, suspend—the effectiveness of an approval unless a court were to order specifically otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

BMBC and FKF believe that the transactions contemplated by the merger agreement do not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on BMBC or FKF. The parties’ obligations to complete the transactions contemplated by the merger agreement are subject to a number of conditions, including the receipt of all required regulatory consents and approvals, unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on the combined enterprise of FKF, FKB and BMBC or materially impair the value of FKF or FKB to BMBC. We are not aware of any material governmental approvals or actions that are required for completion of the transactions other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Dividends

The payment, timing and amount of dividends with respect to BMBC after the merger is subject to the determination of BMBC’s board of directors and may change at any time. In its third quarter of fiscal 2009, BMBC declared a dividend of $0.14 per share of BMBC common stock. FKF declared no dividends in fiscal 2009. For comparison, if the merger had occurred prior to the dividend paid in BMBC’s third quarter of 2009, FKF shareholders in receipt of the merger consideration (based on the per share merger consideration) would hypothetically have received a dividend in BMBC’s third quarter of 2009 equivalent to $0.098 per share of FKF common stock.

The merger agreement permits BMBC to continue to pay regular quarterly cash dividends to its shareholders prior to merger completion. Pursuant to the merger agreement, FKF and its subsidiaries may not declare or pay any dividend, other than dividends paid by any wholly owned FKF subsidiary to FKF consistent with past practice, prior to the completion of the merger. The payment, timing and amount of dividends by BMBC or FKF on their common stock in the future, either before or after the merger is completed, are subject to the determination of the respective BMBC and FKF boards of directors and depend on cash requirements, the financial condition and earnings of BMBC and FKF, legal and regulatory considerations and other factors.

For further information, please see “Comparative Market Prices and Dividends” on page 65 and “Recent Developments” on page 11.

Interests of FKF’s Directors and Executive Officers in the Merger

In considering the recommendation of FKF’s board of directors that you vote to approve the merger agreement and the transactions contemplated thereby, you should be aware that some of FKF’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of FKF’s shareholders generally. The independent members of FKF’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that FKF’s shareholders approve the merger agreement and the transactions contemplated thereby. For purposes of all of the FKF agreements and plans described below, the consummation of the transactions contemplated by the merger agreement will constitute a change in control.

Equity Compensation Awards. Upon consummation of the merger, all outstanding options to acquire shares of FKF common stock will, to the extent not already vested, fully vest (subject in certain cases to the approval or non-objection of the OTS) and be converted into an option to purchase a number of shares of BMBC common stock equal to the product (rounded down to the nearest whole share and subject to adjustment as provided in the merger agreement) of (x) the number of shares of FKF common stock subject to the FKF stock option as of immediately prior to the completion of the merger, and (y) 0.8204, at an exercise price per share of BMBC common stock (rounded up to the nearest whole cent and subject to adjustment as provided in the merger agreement) equal to (x) the exercise price per share of the FKF stock option as of immediately prior to the completion of the merger divided by (y) 0.8204.

Based on FKF equity compensation holdings as of January 8, 2010, and assuming that the merger is consummated on June 1, 2010 and that no adjustment in the merger consideration occurs, upon consummation of the merger, (1) the aggregate number of unvested FKF stock options on a converted basis (at a converted exercise price of $10.36) held by FKF’s directors and executive officers that would vest is 10,501 (with such unvested options having a total “in the money” value of approximately $51,875 based upon the assumed closing price on June 1, 2010 that is equal to BMBC’s closing price on January 19, 2010 multiplied by 0.8204).

Retention and Severance Payments. FKF proposes to pay certain officers and employees that FKF believes are essential to the management and operation of FKF retention or severance payments at the close of the merger. Under the terms of the merger agreement, FKF has agreed that such retention and severance payments in aggregate will not exceed $658,000. As a general matter, the specific officers and employees who will receive payments have not been determined. In connection with the completion of the merger, Mr. Donald S. Guthrie, the Chairman of the Board of FKF, will receive a payment of $150,000, and Ms. Carol Walsh, Senior Vice President and Corporate Secretary of FKF, will receive either $105,000, in the event the non-objection of the OTS is not received relating to Ms. Walsh’s amended and restated severance agreements with FKF and FKB, or, in the event the non-objection of the OTS is received, an amount equal to one times Ms. Walsh’s annual compensation (less the value of the benefits to be provided) plus one year of continued participation in all individual and group insurances or the cash equivalency of such benefits. In addition, FKF proposes to pay in the aggregate $253,000 to senior officers (senior vice president and above) and approximately $150,000 to other employees. The payments are subject to receipt of approval or non-objection of the OTS and will be accrued on the effective date of the merger.

In addition, employees of FKF and its subsidiaries, if not a party to an employment, severance or change-in-control agreement, who are terminated on or after the date of merger agreement and prior to one year after completion of the merger will be entitled to receive cash severance benefits in an amount equal to two weeks of salary for each year of service not to exceed 26 weeks.

Employee Stock Ownership Plan. FKF maintains an employee stock ownership plan (the “ESOP”). Upon completion of the merger, the ESOP will terminate and, after the payment of all outstanding loans under the ESOP, any remaining assets will be allocated to participants. To the extent a participant is not fully vested in his or her account balance in the ESOP, he or she will become fully vested upon completion of the merger. Executive officers of FKF participate in the ESOP on the same basis as all other participants.

Membership on BMBC’s and BMT’s Boards. Upon the successful consummation of the merger, Mr. Donald S. Guthrie will become a member of each of BMBC’s and BMT’s board of directors. For more information concerning the BMBC and BMT boards of directors following completion of the merger, see “The Merger—Board of Directors and Management of BMBC Following Completion of the Merger” on page 43.

THE AGREEMENT AND PLAN OF MERGER

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

Each of BMBC’s board of directors and FKF’s board of directors has approved the merger agreement, which provides for the merger of FKF into BMBC, with BMBC being the surviving corporation in the merger. Each share of FKF common stock, par value $0.01 per share, issued and outstanding immediately prior to the completion of the merger, except for shares of FKF common stock held in treasury or shares that are held under the FKF Amended and Restated 1995 Recognition and Retention Plan and Trust Agreement that are not subject to awards, will be converted into the right to receive $2.06 in cash and 0.6973 of a share of BMBC common stock, which we refer to herein as the per share merger consideration. If the number of shares of common stock of BMBC changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then a proportionate adjustment will be made to the per share merger consideration.

In addition, the per share merger consideration of 0.6973 of a share of BMBC common stock and $2.06 in cash to be received by FKF shareholders in the merger is subject to downward adjustment in the event that the amount of FKF Delinquencies, as defined in the merger agreement, exceed $10.5 million as of the month-end immediately preceding the closing date for the merger. The term “FKF Delinquencies” is defined generally in the merger agreement to mean all FKF loans delinquent 30 days or more, non-accruing loans, other real estate owned, troubled debt restructurings and the aggregate amount of net loans charged-off by FKF between October 1, 2008 and the month-end immediately preceding closing in excess of $2.5 million. Under the terms of the merger agreement, “Administrative Delinquencies,” as defined, are not included in the calculation of FKF Delinquencies. Administrative Delinquencies generally are defined in the merger agreement as loans which are current and have matured but, pursuant to the terms of the supervisory agreements which FKF and FKB previously entered into with the OTS, have not yet been extended, and loans secured by deposit accounts at FKB or marketable securities in the possession of FKB that have been properly margined at 70% or less.

Below is a tabular presentation of the potential adjustments to the merger consideration based upon the amount of FKF Delinquencies as of the month-end preceding the merger.

Amount of FKF Delinquencies as of month-end preceding closing	Adjusted amount of BMBC stock to be received for each FKF share	Adjusted per share cash consideration to be received for each FKF share
$10.5 million – $12.5 million	0.6834	$2.02
$12.5 million – $14.5 million	0.6718	$1.98
$14.5 million – $16.5 million	0.6589	$1.95
$16.5 million or more	0.6485	$1.92

In addition, if the amount of FKF Delinquencies as of the month-end immediately preceding the closing date of the merger exceeds $16.5 million, BMBC has the right not to proceed with the merger. As of December 31, 2009 the amount of FKF Delinquencies was $12.4 million and, if December 31, 2009 were the month-end immediately preceding the closing of the merger, based on such amount of FKF Delinquencies at such date, the merger consideration to be received for each share of FKF common stock would be 0.6834 of a share of BMBC common stock and $2.02 in cash. Because the merger is not expected to close until late in the second quarter or early in the third quarter of 2010, shareholders will not know with certainty at the time of the FKF special meeting of shareholders the exact amount of merger consideration to be received.

BMBC will not issue any fractional shares of BMBC common stock in the merger. FKF shareholders who would otherwise be entitled to a fractional share of BMBC common stock will instead receive an amount in cash, rounded to the nearest whole cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled, and (ii) the average of the daily closing sales prices of a share of BMBC common stock as reported on the NASDAQ Global Market for the five consecutive trading days immediately preceding the closing date of the merger.

The BMBC articles of incorporation as in effect at the time of the merger will be the articles of incorporation of the surviving corporation (the name of the surviving corporation will be Bryn Mawr Bank Corporation), and the bylaws of BMBC, as then in effect, will be the bylaws of the surviving corporation.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “Conditions to Complete the Merger” below.

The merger will become effective when articles of merger are filed with the Pennsylvania Department of State. However, we may agree to a later time for completion of the merger and specify that time in accordance with Pennsylvania law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the completion of the merger will occur late in the second quarter or early in the third quarter of 2010, but we cannot guarantee when or if the merger will be completed.

Treatment of FKF Stock Options

Under the terms of the merger agreement, upon completion of the merger, the outstanding and unexercised stock options to acquire FKF common stock will, to the extent not vested, subject in certain cases to the approval or non-objection of the OTS, fully vest and be converted automatically into stock options to acquire BMBC common stock adjusted to reflect the exchange ratio applicable to FKF stock options (which we refer to as the “option exchange ratio”) generally as follows:

•

the number of shares of BMBC common stock subject to the converted FKF stock option will equal: (1) the number of shares of FKF common stock subject to the FKF stock option immediately prior to the completion of the merger, multiplied by (2) the option exchange ratio of 0.8204, rounded down to the nearest whole share and subject to adjustment as provided for in the merger agreement; and

•

the exercise price per share of the converted FKF stock option will equal: (1) the exercise price per share of the FKF stock option immediately prior to the completion of the merger, divided by (2) the option exchange ratio of 0.8204, rounded up to the nearest whole cent and subject to adjustment as provided for in the merger agreement.

Conversion of Shares; Exchange of Certificates

The conversion of FKF common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. As promptly as reasonably practicable after the completion of the merger, an exchange agent will exchange certificates representing shares of FKF stock for the merger consideration, without interest, to be received by holders of FKF stock in the merger pursuant to the terms of the merger agreement. BMBC will appoint The Bank of New York Mellon as exchange agent in the merger to exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

If any BMBC shares are to be issued, or cash payment made, in a name other than that in which the FKF stock certificates surrendered in exchange for the merger consideration are registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new BMBC shares or the payment of the cash in lieu of fractional shares in a name other than that of the registered holder of the FKF stock certificate surrendered, or must establish to the satisfaction of BMBC or the exchange agent that any such taxes have been paid or are not applicable.

Letter of Transmittal

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to those persons who were FKF shareholders immediately prior to the completion of the merger. This mailing will contain instructions on how to surrender shares of FKF stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for FKF stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

Each of BMBC and the exchange agent will be entitled to deduct and withhold from the consideration payable to any FKF shareholder such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If either of them withholds any such amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until FKF shares of common stock are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to BMBC common stock into which shares of FKF common stock may have been converted will accrue but will not be paid. BMBC will pay to former FKF shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their FKF stock certificates.

Prior to the completion of the merger, FKF and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than dividends paid by any wholly owned FKF subsidiary to FKF consistent with past practice.

Representations and Warranties

The merger agreement contains customary representations and warranties of FKF and BMBC relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects, no representation or warranty will be deemed untrue or incorrect, and FKF will not be deemed to have breached any such representation or warranty, in any case, as a consequence of the existence of any fact, event or circumstance except to the extent such fact, circumstance or event, individually or in the aggregate with all other facts, events or circumstances inconsistent with the representation or warranty, has had or would be reasonably likely to have an effect that is material and adverse to the financial condition, results of operations or business of BMBC and its subsidiaries taken as a whole, or FKF and its subsidiaries taken as a whole, respectively, or does or would materially impair the ability of either FKF, on the one hand, or BMBC, on the other hand, to perform its obligations under the merger agreement on a timely basis or otherwise materially threaten or materially impede the consummation of the transactions contemplated by the merger agreement. In determining whether any such material adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from (1) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental entities, (2) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (3) changes after the date of the merger agreement in general economic and market conditions (including prevailing interest rates, currency exchange rates or other economic or monetary conditions) affecting banks or bank holding companies generally, (4) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party, (5) the announcement of the merger agreement and the transactions contemplated thereby, and compliance with the merger agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties in consummating the transactions contemplated by the merger agreement, (6) any modifications or changes to valuation policies and practices or restructuring charges taken pursuant to the merger agreement, in each case in accordance with GAAP, or (7) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States. However, effects attributable to or resulting from any of the developments referred to in items (1) to (7) of the preceding sentence need not be excluded from the material adverse effect determination if such effect uniquely affects either or both of BMBC and FKF or any of their subsidiaries. The representations and warranties in the merger agreement will not survive the effective time of the merger.

Each of BMBC and FKF has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	power and authority to execute, deliver and perform its obligations under the merger agreement;

•	required government filings and consents;

•

the absence of conflicts with, or violations of, (1) organizational documents, (2) applicable law, or (3) material agreements, indentures or other instruments, in each case as a result of the merger or entry into the merger agreement;

•	absence of material adverse effects;

•	legal proceedings;

•	compliance with applicable law;

•	brokers, finders and financial advisors fees payable in connection with the merger;

•	employee benefit plans;

•	environmental matters;

•	tax matters;

•	information supplied by each party;

•	investment securities and commodities;

•	ownership of property;

•	insurance coverage; and

•	securities documents.

In addition, FKF has made other representations and warranties about itself to BMBC as to:

•	its subsidiaries;

•	material contracts, leases, and defaults;

•	financial reports and statements and regulatory matters;

•	registration obligations;

•	trust accounts;

•	loan portfolio;

•	deposits;

•	risk management instruments;

•	fairness opinion;

•	intellectual property;

•	subordinated debentures and trust preferred securities;

•	the inapplicability of state takeover laws;

•	shareholder vote requirement;

•	labor matters; and

•	related party transactions;

and BMBC has made other representations and warranties about itself to FKF as to:

•	financial statements;

•	the authorization and valid issuance of the BMBC common stock to pay the merger consideration; and

•	BMBC not being an “interested shareholder” under the Pennsylvania Business Corporation Law of 1988 (Act of December 21, 1988, P.L. 1444) as amended (“PBCL”).

The representations and warranties described above and included in the merger agreement were made by each of BMBC and FKF to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by BMBC and FKF in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between BMBC and FKF rather than to establish matters as facts. The merger agreement is described in, and included as Annex A to, this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding FKF, BMBC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 85.

Covenants and Agreements

Each of FKF and BMBC has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger.

In general, each of BMBC and FKF agreed to operate its business, only in the ordinary course of business, use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises, and take no voluntary action that would (1) be reasonably likely to adversely affect the ability of the parties to obtain any regulatory approvals or other approvals of governmental entities required for the merger or bank mergers or increase the period of time necessary to obtain such approvals, (2) adversely affect its ability to perform its covenants and agreements under the merger agreement, or (3) result in any of its representations and warranties becoming untrue or any of the closing conditions not being satisfied, except, in the case of FKF, as may be required by applicable law.

FKF has agreed that, with certain exceptions and except with BMBC’s prior written consent (which is not to be unreasonably withheld, delayed or conditioned), FKF will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•

change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, appoint a new director to the board of directors, or allow dissenters’ rights to its shareholders as authorized by Pennsylvania law;

•

change the number of authorized or issued shares of its capital stock, or issue any shares of common stock, including any shares that are held as treasury stock as of the date of the merger agreement, except upon the exercise of existing options under its option plan;

•	issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock;

•	make any grant or award under its option plans or the Amended and Restated 1995 Recognition and Retention Plan and Trust Agreement;

•	split, combine or reclassify any shares of capital stock;

•

declare, set aside or pay any dividend or other distribution in respect of capital stock, or, except as permitted by the merger agreement, redeem or otherwise acquire any shares of capital stock, except that (1) FKF may issue shares of FKF common stock upon the valid exercise of presently outstanding options issued under the its option plan, and (2) any subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice;

•	except in the ordinary course of business, enter into, amend or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation);

•	subject to certain limitations, make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•	undertake certain actions relating to directors, officers or employee agreements, compensation, stock options and benefits plans, hiring and promotion;

•

undertake certain corporate actions, such as mergers and acquisitions, or other transactions, such as sales of assets or incurrence or waivers of indebtedness except in the ordinary course of business consistent with past practice;

•

change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date), any bank regulator responsible for regulating FKF or FKB, or FKF’s independent accounting firm;

•	waive, release, grant or transfer any material rights of value or modify or change any existing material agreement or indebtedness to which FKF or any FKF Subsidiary is a party;

•

purchase any equity securities, or purchase any debt securities other than (1) debt securities with a credit quality rating of “A” or better by either Standard & Poor’s Ratings Services or Moody’s Investors Service for corporate bonds having a face amount of not more than $1,500,000 per issue with a maximum remaining maturity of five years or less, (2) bank qualified municipal general obligation bonds issued by authorities located in the Commonwealth of Pennsylvania with a maximum remaining maturity of 15 years, a $1,500,000 aggregate limit per yearly maturity, and an underlying credit quality rating of “A” or better by either Standard & Poor’s Ratings Services or Moody’s Investors Service, and (3) any other debt security that is rated “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Service having a face amount of not more then $1,500,000;

•	subject to certain limitations, issue or sell any equity or debt securities;

•

subject to certain limitations and qualifications, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $750,000 for a commercial real estate loan or $250,000 for a commercial business loan, or in excess of $417,000 for a residential loan;

•	subject to certain limitations, enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate of FKF;

•

enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•

borrow any new amounts from the Federal Home Loan Bank of Pittsburgh (“FHLB”) other than overnight borrowings or borrowings with bullet maturities of not more than 6 months, increase the amount of any existing FHLB borrowings or take any actions that will result in increased FHLB stock holding requirements;

•	subject to certain limitations, take any action that would give rise to a right of payment to any individual under any employment agreement;

•

make any change in policies in existence on the date of the merger agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other banking policies except as may be required by changes in applicable law or regulations or GAAP or by a bank regulator;

•	enter into any new line of business;

•

subject to certain limitations, make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

•	incur any discretionary expense in excess of $25,000 individually that is not otherwise addressed by the merger agreement;

•	participate in any programs implemented under TARP;

•

materially increase or decrease above or below the average market rate offered by peer banks and savings associations located in Delaware County, Pennsylvania, the rate of interest paid on time deposits or on certificates of deposit;

•

undertake, enter into or renew (including by automatic renewal) any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by FKF or FKB of more than $25,000 annually, or containing any financial commitment extending beyond November 3, 2010;

•

pay, discharge, settle, modify, or compromise any claim, loan, action, litigation, arbitration or proceeding, other than in the ordinary course of business consistent with past practice that does not exceed $25,000 individually or $50,000 in the aggregate, and that do not create negative precedent for other pending or potential claims; provided that FKF may charge-off through settlement, compromise or discharge up to 10% of the outstanding principal balance of any loan that is 90 or more days contractually past due;

•	institute any new litigation or other legal or regulatory proceedings (excluding loan foreclosure or collection actions);

•

foreclose upon or take a deed or title to any (i) commercial real estate or (ii) residential real estate on which the presence of materials of environmental concern could be reasonably expected, without first conducting a Phase I of the property and confirming that such Phase I does not indicate the presence of a materials of environmental concern;

•	purchase or sell any mortgage loan servicing rights;

•

issue any broadly distributed communication of a general nature to employees or customers, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger or other transactions contemplated by the merger agreement; or

•	agree to do any of the actions prohibited by the preceding bullets.

FKF has also agreed to:

•	maintain the insurance policies it had in place as of the date of the merger agreement;

•	use all commercially reasonable efforts to obtain consents and approvals of certain third parties;

•	allow BMBC access to its owned real estate in order to perform Phase I and Phase II environmental site assessments;

•	terminate its employee stock ownership plan;

•	enter into a supplemental indenture related to its outstanding fixed-rate junior subordinated deferrable interest debentures in order to evidence succession of BMBC as of the closing of the merger;

•	liquidate and dissolve certain inactive subsidiaries; and

•	use its best efforts to obtain confirmation from the OTS that FKF’s and FKB’s supervisory agreements with the OTS will be deemed terminated as of the closing of the merger.

Additionally, each individual director of FKF or FKB who will not be appointed to the board of directors of BMBC and BMT has been invited and agreed to join the BMT advisory board, and has executed a non-solicitation agreement with a two (2) year term (except in one case, six months) in a form acceptable to BMBC and BMT. See “The Merger—Board of Directors and Management of BMBC Following Completion of the Merger.”

BMBC has agreed to:

•	list the shares of BMBC common stock to be issued in the merger on NASDAQ;

•	maintain sufficient liquid accounts and borrowing capacity to fulfill its obligations under the merger agreement;

•

cause its own board of directors and the board of directors of BMT to expand the size of each of their respective boards by one member and appoint Mr. Donald S. Guthrie as a director on each such board (see “The Merger—Board of Directors and Management of BMBC Following Completion of the Merger”);

•	cause BMT to form an advisory board consisting of FKF’s and FKB’s directors;

•

take the steps required to exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, the acquisitions of BMBC common stock by any officers or directors of FKF who become subject to Section 16(a) reporting requirements resulting from the transactions contemplated by the merger agreement; and

•

take all reasonable action so that continuing employees of FKF and its subsidiaries will be entitled to the BMBC compensation and benefit plans to the same extent as similarly-situated employees of BMBC and its subsidiaries.

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus and the holding of the special meeting of FKF shareholders, access to financial statements and other information of the other company, notification to the other party of certain matters and public announcements with respect to the transactions contemplated by the merger agreement. FKF and BMBC have also agreed to use reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all third party and governmental permits, consents, approvals and authorizations necessary to consummate the transactions contemplated by the merger agreement. BMBC and FKF will also cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the completion of the transactions contemplated by the merger agreement, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide information, data and support and to assist in performing such tasks reasonably required to result in a successful integration and conversion of FKB into BMT as of the date of completion (see the following section captioned “Bank Merger”).

Bank Merger

BMBC and FKF have agreed to enter into a merger agreement pursuant to which FKB will merge in a two step merger process into BMT. First, FKB will be merged into Interim Bank, a newly chartered interim Pennsylvania stock savings bank, to be formed as a wholly owned subsidiary of BMBC. Second, the Interim Bank will be merged into BMT with BMT surviving the merger. The bank merger is intended to become effective after the completion of the merger of FKF into BMBC.

Reasonable Best Efforts of FKF to Obtain the Required FKF Shareholder Vote

FKF has agreed to take all actions necessary to hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining FKF shareholder approval of the merger agreement and the transactions contemplated thereby. FKF’s board of directors may withdraw, modify, or condition its recommendation that FKF shareholders approve the merger agreement and the transactions contemplated thereby only if FKF’s board of directors determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to FKF’s shareholders. As discussed below, additional requirements apply to any change in recommendation with respect to certain acquisition proposals. Notwithstanding the foregoing, the merger agreement requires FKF to submit the merger agreement and transactions contemplated thereby to a shareholder vote even if its board of directors no longer recommends approval of the merger agreement and the transactions contemplated thereby, in which event the board may communicate its basis for its lack of a recommendation to shareholders.

Agreement Not to Solicit Other Offers

FKF also has agreed that it will not and it will cause its subsidiaries and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (referred to collectively as “representatives”) not to, directly or indirectly, initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal (as described below), engage in any discussions or negotiations concerning, provide confidential information with respect to, an acquisition proposal, release any person from or waive any provisions of a confidentiality agreement or standstill agreement to which FKF is a party, or enter into or approve or resolve to enter into any agreement or letter of intent with respect to an acquisition proposal.

The restrictions apply to any acquisition proposal, meaning any inquiry, offer or proposal (other than the merger), whether or not in writing, relating to or that could reasonably be expected to lead to any of the following:

•	any merger, consolidation, recapitalization, share exchange, liquidation, dissolution, or other similar transaction involving FKF or any of its subsidiaries;

•	any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of the consolidated assets of FKF and its subsidiaries;

•	any issuance, sale or other disposition of 15% or more of the votes attached to the outstanding securities of FKF or any of its subsidiaries; or

•	any tender offer or exchange offer for 15% or more of any class of equity securities of FKF or any of its subsidiaries; or

•	any transaction similar in form, substance or purpose to any of the actions (individually or in combination with each other) listed in the foregoing bullets.

A superior proposal is bona fide written proposal made by a third party to enter into any of the above listed transactions on terms that the board of directors of FKF in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its financial advisor, determines (1) would result in a person (other than pursuant to the merger agreement) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets of FKF and its subsidiaries (on a consolidated basis), or total voting power of the equity securities of FKF, (2) is reasonably likely to be consummated in accordance with its terms, (3) is not conditioned upon obtaining additional financing, and (4) taking into account the nature of the consideration being offered and any regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated by the merger agreement, would from a financial point of view result in a transaction more favorable to FKF’s shareholders than the transactions contemplated by the merger agreement, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Prior to the required shareholder vote being obtained and subject to FKF taking the steps and making the required determinations described below:

•

FKF may provide information in response to a request from a person who makes an unsolicited acquisition proposal, subject to such person entering into a confidentiality agreement that is no less favorable to FKF than its confidentiality agreement with BMBC; and

•	FKF may engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written acquisition proposal,

if, but only if:

•

prior to taking any such action, FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that the acquisition proposal constitutes a superior proposal compared to the transactions contemplated by the merger agreement;

•	FKF has provided BMBC with at least one (1) business day prior notice of such determination; and

•

prior to furnishing or affording access to any information or data about the acquisition proposal, FKF or any of its subsidiaries, FKF receives a confidentiality agreement with terms no less favorable to FKF than those contained in the confidentiality agreement between BMBC and FKF.

Additionally, prior to the date of FKF’s special meeting, upon the determination by FKF’s board of directors that an unsolicited acquisition proposal constitutes a superior proposal, the board of directors of FKF may approve or recommend to FKF’s shareholders such superior proposal and withdraw, qualify or modify its recommendation of the transactions contemplated by the merger agreement (but not terminate the merger agreement) if, prior to changing its recommendation, (1) FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to FKF’s shareholders, (2) FKF provides BMBC notice that FKF’s board of directors intends to or may change its recommendation and provides an opportunity for BMBC to make an improved proposal, and (3) FKF’s board of directors determines, in good faith, after consultation with its outside legal and financial advisors, that the acquisition proposal constitutes a superior proposal compared to any such improved proposal by BMBC.

FKF’s board of directors has agreed to promptly (but in no event later than 24 hours) advise BMBC, orally and in writing, of (1) the receipt by it, its subsidiaries or any representatives of any acquisition proposal, any proposals or offers in connection with any acquisition proposal, (2) any information is requested from, or any negotiations or discussions sought to be initiated or continued with, FKF, its subsidiaries or any representatives. The notice must indicate the (1) identity of the person making any such proposal or inquiry, and (2) the terms and conditions of such proposal or inquiry (whether written or oral) unless such disclosure would (A) constitute confidential information of the party making the offer or proposal under an effective confidentiality agreement, (B) jeopardize attorney-client privilege, or (C) contravene a law, rule, regulation, order, judgment or decree. FKF has also agreed to keep BMBC fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto.

FKF has further agreed to, and agreed to cause all subsidiaries and representatives to, cease and cause to be terminated any and all existing discussions, negotiations, and communications with respect to any existing or potential acquisition proposal.

Expenses and Fees

Except in the event that the merger agreement is terminated under certain conditions (see “The Agreement and Plan of Merger—Termination of the Merger Agreement”), each of BMBC and FKF will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Employee Matters

Subject to certain limitations, BMBC has agreed to honor the terms of FKF’s compensation and benefit plans and to take all reasonable action so that the employees of FKF and its subsidiaries who become employees of BMBC or its subsidiaries (“continuing employees”) will be entitled to participate in each of BMBC’s compensation and benefit plans to the same extent as similarly-situated employees of BMBC and its subsidiaries (it being understood that inclusion of the employees of FKF and its Subsidiaries in the BMBC Compensation and Benefit Plans may occur at different times with respect to different plans and that any grants to any continuing employee under any BMBC Stock Plan shall be at the discretion of BMBC). BMBC may in its discretion continue any of the employee benefit plans, programs or arrangements of FKF or any its subsidiaries for continuing employees in lieu of offering participation in the BMBC compensation and benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of such benefit plans, or to merge any such benefit plans with the corresponding BMBC compensation and benefit plans, provided the result is the provision of benefits to continuing employees that are substantially similar to the benefits provided to the employees of BMBC and its subsidiaries generally.

In addition, BMBC has agreed, to the extent any FKF employee participates in BMBC compensation and benefit plans following the merger, to recognize each such employee’s service with FKF prior to the completion of the merger for purposes of eligibility, vesting and all other purposes except for the accrual of benefits. BMBC will only recognize an employee’s service with FKF prior to the completion of the merger for benefit accrual purposes with respect to calculation of BMBC vacation and other leave policies or programs, and severance benefits in accordance with BMBC’s standard severance policies. Any employee of FKF or any of its subsidiaries who is not a party to an employment, consulting, change in control or severance agreement or contract providing severance payments and whose employment is terminated on or after November 3, 2009 and at or before the consummation of the merger or within twelve (12) months thereafter, will receive severance benefits in an amount equal to two weeks of salary for each year of service, subject to a maximum of 26 weeks of severance.

BMBC has agreed to waive any coverage limitations for pre-existing conditions under any BMBC health plans, to the extent such limitation would have been waived or satisfied under a corresponding FKF plan, to honor any deductible, co-payment and out-of-pocket expenses incurred by the employees and their dependents under the health plans of FKF and its subsidiaries during the portion of the plan year prior to participation in the corresponding health plan of BMBC and its subsidiaries, and to waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to the continuing employees and their dependents on or after the consummation of the merger, in each case to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous health plan of FKF or its subsidiaries prior to the merger.

However, BMBC has no obligation to continue the employment of any FKF employee for any period following the merger and may review, amend, convert, discontinue or otherwise change its employee benefit programs from time to time as it deems appropriate.

Retention Bonuses

BMBC and FKF have agreed that retention bonuses will be paid to certain FKF officers, directors and employees in an amount not to exceed $658,000 so long as such persons remain employed by or provide services to FKF or FKB as of the completion of the merger. Other than with respect to the payments to Mr. Donald S. Guthrie and Ms. Carol Walsh, the specific recipients of such retention bonuses have not been determined. See “The Merger—Interests of FKF’s Directors and Executive Officers in the Merger—Retention and Severance Payments.”

Indemnification and Insurance

The merger agreement requires BMBC to indemnify and advance expenses to present and former directors and officers of FKF and its subsidiaries (and such future directors and officers who become directors or officers prior to the consummation of the merger) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation (each, a “claim”) arising out of the fact that such person is or was a director or officer of FKF or an FKF subsidiary if it pertains to any matter of fact arising, existing or occurring at or before the consummation of the merger and the transactions contemplated by the merger agreement, regardless of when such claim is asserted, to the extent provided under FKF’s amended and restated articles of incorporation or amended and restated bylaws, or the equivalent governing documents of any FKF subsidiary, in effect on the date of the merger agreement.

The merger agreement also provides that, for a period of three years after completion of the merger, BMBC will use its reasonable best efforts to provide directors’ and officers’ liability insurance to reimburse current and former directors and officers with respect to claims arising at or prior to the completion of the merger. The insurance will contain at least the same coverage and amounts and contain terms and conditions that are not less advantageous than the current coverage provided by FKF, except that BMBC is not required to incur annual premium expense greater than 150% of FKF’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

BMBC’s and FKF’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger agreement and the transactions contemplated thereby by the requisite vote of FKF shareholders;

•

the receipt of all regulatory consents and approvals required in connection with the merger of FKF into BMBC and the merger of FKB into the Interim Bank, and the Interim Bank into BMT, which we refer to collectively as the bank merger (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on the combined enterprise of FKF, FKB and BMBC or materially impair the value of FKF or FKB to BMBC);

•	the receipt by each of BMBC and FKF of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the absence of any law, statute, rule, regulation, order, decree, injunction or other order by any court or other governmental entity, which enjoins or prohibits completion of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the BMBC common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC or any applicable state securities commissioner for that purpose;

•	the authorization for listing on the NASDAQ of the shares of BMBC common stock to be issued in the merger;

•	the amount of FKF Delinquencies, as defined, do not exceed $16.5 million;

•	FKF and FKB meeting certain requirements relating to risk-based capital and environmental testing as more fully described in the merger agreement;

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standards provided in the merger agreement; and

•	the performance by each party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of the BMBC and FKF boards of directors, or by either party in the following circumstances:

•

if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of being cured by July 31, 2010, and is cured within 30 days of notice of the breach;

•

if the merger has not been completed by July 31, 2010, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•	if the FKF shareholders fail to approve the merger agreement and the transactions contemplated thereby at the special meeting; or

•

if there is any final, non-appealable order permanently enjoining or prohibiting the completion of the merger or any consent, registration, approval, permit or authorization is denied such that the regulatory approval condition to the merger cannot be satisfied as of the closing date.

In addition, BMBC may terminate the merger agreement if FKF’s board of directors (1) submits the merger agreement to shareholders without a recommendation for approval, or otherwise withdraws or modifies its recommendation in any manner adverse to BMBC, (2) enters into an acquisition agreement with respect to an acquisition proposal determined to be a superior proposal compared to the transactions contemplated by the merger agreement, or (3) terminates the merger agreement. BMBC may also terminate the merger agreement if FKF fails to substantially comply with its obligations with respect to acquisition proposals.

FKF may terminate the merger agreement if FKF has received an acquisition proposal determined to be a superior proposal compared to the transactions contemplated by the merger agreement, and FKF’s board of directors has made a determination, in accordance with the merger agreement, to accept such superior proposal.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of BMBC or FKF, except that (1) in the event of willful breach of the merger agreement, the breaching party will remain liable for any damages, costs and expenses, including without limitation, reasonable attorneys’ fees incurred by the non-breaching party in connection with the enforcement of its rights under the merger agreement, and (2) designated provisions of the merger agreement, including the payment of fees and expenses and the confidential treatment of information, will survive the termination.

Termination Fee

FKF will pay BMBC a $1.675 million termination fee if:

•

an acquisition proposal has been made or proposed to FKF and (1) BMBC terminates the merger agreement either because (A) FKF’s board of directors withdraws or changes its recommendation in any manner adverse to BMBC, or (B) FKF enters into an acquisition agreement with respect to a superior proposal, or (2) FKF terminates the merger agreement because its board of directors has made a determination, in accordance with the merger agreement, to accept a superior proposal; or

•

FKF enters into a definitive agreement relating to an acquisition proposal within twelve (12) months after the occurrence of any of the following: (1) the termination of the merger agreement by BMBC due to FKF’s willful breach, subject to the materiality standards provided in the merger agreement, of its representations, warranties, covenants or agreements under the merger agreement; or (2) the failure of FKF’s shareholders to approve the merger agreement after the public disclosure or public awareness of an acquisition proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, at any time prior to the completion of the merger, the parties may, in writing, amend the merger agreement, extend the time for performance of any obligations of the other party in the merger agreement, waive any inaccuracies in the representations and warranties of the other party, or waive compliance with any agreements or conditions to that party’s obligation to complete the merger; provided, however, that after any approval by FKF’s shareholders of the merger agreement and the transactions contemplated thereby, no amendment may be made without the approval of such shareholders which would reduce the amount or value or change the form of the merger consideration.

ACCOUNTING TREATMENT

The merger will be accounted for as a “business combination,” as that term is used under GAAP, for accounting and financial reporting purposes, with BMBC treated as the acquiror. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of FKF as of the effective time of the merger will be recorded at their respective fair values and added to those of BMBC. Any excess of purchase price over the fair values of net identifiable, tangible and intangible assets and liabilities is recorded as goodwill. Consolidated financial statements of BMBC issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of FKF.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material United States federal income tax consequences of the merger to an FKF shareholder who holds shares of FKF common stock as a capital asset. This discussion is based upon the Internal Revenue Code. Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this document and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to FKF shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to FKF shareholders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, FKF shareholders who hold their shares of FKF common stock as part of a hedge, straddle or conversion transaction, FKF shareholders who acquired their shares of FKF common stock pursuant to the exercise of employee stock options or otherwise as compensation, FKF directors, officers and employees that hold options to acquire FKF common stock, and FKF shareholders who are not “United States persons” as defined in section 7701(a)(30) of the Internal Revenue Code). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.

The closing of the merger is conditioned upon the receipt by each of BMBC and FKF of legal opinions each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of FKF and BMBC) which are consistent with the state of facts existing as of the effective date of the merger, the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code.

FKF shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither FKF nor BMBC intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which the opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Effect of Merger on Exchange of FKF Common Stock for BMBC Common Stock and Cash

Based on representations contained in representation letters provided by BMBC and FKF and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Stradley Ronon Stevens & Young, LLP, counsel to BMBC, and Elias, Matz, Tiernan & Herrick L.L.P., counsel to FKF, that the material United States federal income tax consequences of the merger, under currently applicable law, are as follows:

•	The merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

•

An FKF shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BMBC common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of FKF common stock surrendered) and (ii) the amount of cash received pursuant to the merger.

•	The aggregate tax basis of BMBC common stock received by an FKF shareholder will be equal to the aggregate adjusted tax basis of the shares of FKF common stock surrendered for BMBC common stock and cash, reduced by the amount of cash received by the FKF shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the FKF shareholder on the exchange.

•

The holding period of the BMBC common stock will include the holding period of the shares of FKF common stock surrendered, provided the FKF common stock surrendered is held as a capital asset at the time of the exchange.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the FKF shareholder’s holding period with respect to the FKF common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend (see discussion below), the cash received will be treated as a dividend to the extent of the FKF shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. If an FKF shareholder has more than one basis or holding period in respect of his or her shares of FKF common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of BMBC common stock received in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the FKF shareholder’s deemed percentage stock ownership of BMBC. For purposes of this determination, FKF shareholders will be treated as if they first exchanged all of their shares of FKF common stock solely for BMBC common stock and then BMBC immediately redeemed (the “deemed redemption”) a portion of the BMBC common stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (i) the deemed redemption is “substantially disproportionate” with respect to the FKF shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of the total combined voting power of the outstanding BMBC common stock) or (ii) the deemed redemption is “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to an FKF shareholder if the percentage described in (b) below is less than 80% of the percentage described in (a) below. In general, the determination requires a comparison of (a) the percentage of the outstanding stock of BMBC that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (b) the percentage of the outstanding stock of BMBC that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, an FKF shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. Based on the value of the merger consideration, number of shares of FKF and BMBC common stock outstanding and share price of BMBC common stock as of the date of this prospectus/proxy statement, it does not appear that the deemed redemption with respect to the cash portion of the merger consideration would be “substantially disproportionate.”

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to an FKF shareholder will depend upon the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must generally result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of BMBC. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the shareholder has a relatively minor reduction in such shareholder’s percentage stock ownership under the above analysis.

As these rules are complex and dependent upon an FKF shareholder’s specific circumstances, each shareholder that may be subject to these rules should consult his or her tax advisor.

Cash Received Instead of Fractional Shares

Cash received by an FKF shareholder instead of a fractional share of BMBC common stock generally will be treated as received in exchange for the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of FKF common stock surrendered that is allocable to the fractional share. The gain or loss generally will be long-term capital gain or loss if the holding period for the shares of FKF common stock is more than one year.

Backup Withholding

The receipt of cash by an FKF shareholder in exchange for surrendering shares of FKF common stock could result in the shareholder being subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

Holders of Options to Purchase FKF Shares

Holders of FKF stock options should discuss with their tax advisors the tax results of each course of action available to them.

This discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition this discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It also does not address any federal estate tax or state, local or foreign tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to an FKF shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger, as well as to any later sale of shares of BMBC common stock received by you in the merger.

Limitations on Net Operating Loss Carryforwards

Subject to special rules that may apply to banks and to certain losses incurred in a tax year ending between December 31, 2007 and January 1, 2010, net operating losses can generally be carried back two (2) years and carried forward to each of the twenty (20) years succeeding the loss year to offset taxable income. However, the amount of taxable income that may be offset may be subject to a Section 382 limitation (“Section 382 limitation”) if, as of any testing date, there is an ownership change of more than 50 percent during a 3-year look-back period. The merger will result in an ownership change in the case of FKF. The Section 382 limitation generally would equal the aggregate fair market value of FKF’s stock on the testing date multiplied by the long-term tax-exempt rate for ownership changes during the month in which the change of ownership occurs, with certain adjustments. In addition, the Section 382 limitation could also apply to BMBC if the merger, along with other ownership changes of BMBC, result in a more than 50% ownership change during the 3-year look-back period. Whether any such Section 382 limitation would be material depends on the existence of any net operating losses and other facts on the date of the merger.

COMPARATIVE MARKET PRICES AND DIVIDENDS

BMBC

BMBC common stock is traded on NASDAQ under the symbol “BMTC.” The following table sets forth the high and low reported intra-day sales prices as reported by NASDAQ per share of BMBC common stock for the periods indicated and the cash dividends declared per share.

FKF

FKF common stock is traded on NASDAQ under the symbol “FKFS.” The following table sets forth the high and low reported intra-day sales prices as reported by NASDAQ per share of FKF common stock for the periods indicated. No cash dividends were declared by FKF during fiscal years 2008 and 2009.

	Bryn Mawr Bank Corporation (BMTC)			First Keystone Financial, Inc. (FKFS)
Quarter ended	High	Low	Dividend Declared	High	Low	Dividend Declared
December 31, 2009	$17.55	$14.49	$0.14	$12.24	$8.85	N/A
September 30, 2009	19.05	17.23	0.14	10.49	8.16	N/A
June 30, 2009	21.22	16.28	0.14	9.25	6.50	N/A
March 31, 2009	20.99	12.50	0.14	7.86	6.30	N/A

December 31, 2008	$24.99	$15.50	$0.14	$10.25	$7.00	N/A
September 30, 2008	28.21	16.35	0.14	10.79	7.73	N/A
June 30, 2008	22.49	17.05	0.13	10.54	8.11	N/A
March 31, 2008	23.81	19.00	0.13	13.90	8.50	N/A

On October 30, 2009, the trading day on which the per share merger consideration was calculated, the high and low sales prices of shares of BMBC common stock as reported on NASDAQ were $16.45 and $15.95, respectively. On November 2, 2009, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of BMBC common stock as reported on NASDAQ were $16.60 and $16.07, respectively. On January 19, 2010, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of BMBC common stock as reported on NASDAQ were $15.49 and $15.04, respectively.

On October 30, 2009, the trading day on which the per share merger consideration was calculated, the high and low sales prices of shares of FKF common stock as reported on NASDAQ were $8.85 and $8.85, respectively. On November 2, 2009, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of FKF common stock as reported on NASDAQ were $8.85 and $8.85, respectively. On January 19, 2010, the last practicable trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of FKF common stock as reported on NASDAQ were $11.90 and $11.82, respectively.

As of the record date, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately 290 registered holders of BMBC common stock and approximately 369 registered holders of FKF common stock.

Past price performance is not necessarily indicative of likely future performance. Because market prices of BMBC and FKF common stock will fluctuate, you are urged to obtain current market prices for shares of BMBC and FKF common stock. The market price of BMBC common stock and FKF common stock will fluctuate between the date of this proxy statement/prospectus and the effective date of the merger. No assurance can be given concerning the market price of BMBC common stock or FKF common stock before or after the effective date of the merger. BMBC may repurchase shares of its common stock in accordance with applicable legal guidelines. The actual amount of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits BMBC from purchasing shares of its common stock from the date this proxy statement/prospectus is first disseminated to shareholders until completion of the special meeting of FKF shareholders.

BMBC’s timing, payment and amount of dividends (when, as and if declared by BMBC’s board of directors out of funds legally available) remains subject to determination by BMBC’s board of directors. BMBC has previously paid regular quarterly cash dividends of $0.14 per share. In the ordinary course of business, BMBC is dependent upon dividends from BMT to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of BMT to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under Federal Reserve Board regulations, the Federal Reserve Board has the authority to prohibit bank holding companies from engaging in activities that the Federal Reserve Board considers unsafe or unsound banking practices. Under certain circumstances, the Federal Reserve Board may take the position that payment of dividends by BMBC would constitute an unsafe or unsound banking practice in light of its financial condition. Under Federal Reserve Board policies, a bank holding company should pay cash dividends on its common stock only out of income available over the past year and should not pay cash dividends if such payment would undermine its ability to serve as a source of strength to its banking subsidiaries. BMBC’s ability to pay cash dividends is further limited by its obligation to maintain adequate levels of capital in accordance with the Federal Reserve Board’s capital adequacy guidelines.

Pursuant to the merger agreement, FKF and its subsidiaries may not declare or pay any dividend, other than dividends paid by any wholly owned FKF subsidiary to FKF consistent with past practice, prior to the completion of the merger.

The payment, timing and amount of dividends by BMBC or FKF on their common stock in the future, either before or after the merger is completed, are subject to the determination of each company’s respective board of directors and depend on cash requirements, contractual restrictions, its financial condition and earnings, legal and regulatory considerations and other factors. See “Recent Developments” on page 11 for more information concerning dividends.

INFORMATION ABOUT BMBC AND FKF

BMBC

BMBC is a Pennsylvania corporation incorporated in 1986 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. BMBC is the sole stockholder of BMT, a Pennsylvania chartered bank. As of September 30, 2009, BMBC and its subsidiaries had consolidated total assets of $1.2 billion, deposits of $899 million and stockholders’ equity of $132 million. As of December 31, 2008, BMBC and its subsidiaries had 237 full-time and 29 part-time employees, equaling 252 full-time equivalent staff.

BMT is BMBC’s sole bank subsidiary. BMT operates primarily in the greater Philadelphia region including in Montgomery, Delaware and Chester counties and is engaged in commercial and retail banking business, providing basic banking services, including the acceptance of demand, time and savings deposits and the making of commercial, real estate and consumer loans and other extensions of credit including leases. BMT also provides a full range of wealth management services including trust administration and other related fiduciary services, custody services, investment management and advisory services, employee benefit account and IRA administration, estate settlement, tax services, financial planning and brokerage services.

BMBC regularly evaluates merger and acquisition opportunities and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur. Acquisitions may involve the payment of a premium over book and market value, and, therefore, some dilution of BMBC’s tangible book value and net income per common share may occur in connection with any future transaction.

BMBC’s principal executive offices are located at 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

FKF

FKF is a Pennsylvania corporation incorporated in September 1989 and is registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended. FKF is the sole stockholder of FKB, a federally chartered stock savings bank. As of September 30, 2009, FKF and its subsidiaries had consolidated total assets of $528.4 million, deposits of $347.1 million and stockholders’ equity of $33.6 million. FKF and its subsidiaries had 88 full-time and 13 part-time employees as of September 30, 2009.

FKB’s primary business is attracting deposits from the general public and using those funds together with other available sources of funds, primarily borrowings, to originate loans. FKB operates in the primary market areas of Delaware and Chester counties in Pennsylvania.

FKF’s principal executive offices are located at 22 West State Street, Media, Pennsylvania 19063.

DESCRIPTION OF BMBC CAPITAL STOCK

As a result of the merger, FKF shareholders who receive shares of BMBC common stock in the merger will become shareholders of BMBC. Your rights as shareholders of BMBC will be governed by Pennsylvania law and the amended and restated articles of incorporation and amended and restated bylaws of BMBC. The following description of the material terms of BMBC’s common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Pennsylvania law, BMBC’s amended and restated articles of incorporation and amended and restated bylaws, and federal law governing bank holding companies carefully and in their entirety.

Authorized Common Stock

As of December 14, 2009, BMBC’s authorized common stock, $1.00 stated value per share, was 100,000,000 shares, of which 8,785,266 shares were issued and outstanding. Shares of BMBC’s common stock to be issued pursuant to the merger agreement, when issued in accordance with the terms of the merger agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

General

The holders of BMBC’s common stock are entitled to:

•	one vote for each share of common stock held;

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receive dividends if and when declared by BMBC’s board of directors from BMBC’s unreserved and unrestricted earned surplus or BMBC’s unreserved and unrestricted net earnings for the current fiscal year; and

•

share ratably in BMBC’s net assets legally available to BMBC’s shareholders in the event of BMBC’s liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors and preferred shareholders, if any, or provision for such payment.

BMBC common stock is neither redeemable nor convertible into another security of BMBC. Because BMBC is a holding company, BMBC’s rights and the rights of BMBC’s creditors and shareholders to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that the Corporation itself may be a creditor having recognized claims against the subsidiary.

Holders of BMBC’s common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. BMBC’s outstanding common stock is fully paid and nonassessable.

BMBC’s common stock is listed on the NASDAQ Global Market under the symbol “BMTC.” The transfer agent for BMBC’s common stock is BNY Mellon Shareholder Services, 480 Washington Blvd., Newport Office Center VII, Jersey City, New Jersey 07310.

BMBC’s board of directors consists of nine directors divided into four classes. The directors in the divided classes each serve staggered four-year terms unless selected to fill a vacancy (in which case, such director serves for a term expiring with the next annual meeting of shareholders), and until their successors are elected and take office.

Anti-Takeover Provisions and Other Shareholder Protections

On November 18, 2003, BMBC adopted a Rights Agreement (“Rights Agreement”) for its shareholders designed to protect the rights of the shareholders and discourage unwanted or hostile takeover attempts that are not approved by BMBC’s board of directors. The Rights Agreement allows holders of BMBC’s common stock to purchase shares in either BMBC or an acquirer of BMBC at a discount to market value in response to specified takeover events that are not approved in advance by BMBC’s board of directors.

The Rights. On November 18, 2003, BMBC’s board of directors declared a dividend of a right to acquire one one-fourths (1/4) of a share of BMBC’s common stock for each share of BMBC’s common stock outstanding. The rights currently trade with and are inseparable from BMBC’s common stock.

Exercise Price. Each right allows its holder to purchase from BMBC one one-fourths (1/4) of a share of its common stock for $22.50, subject to adjustment pursuant to the Rights Agreement.

Exercisability. The rights will not be exercisable until the earlier of:

Ten business days (or such later date as may be determined by BMBC’s board of directors and publicly announced by BMBC) after a public announcement by BMBC that a person or group, has obtained beneficial ownership of 20% or more of BMBC’s outstanding common stock; or

Ten business days (or such later date as may be determined by BMBC’s board of directors and publicly announced by BMBC) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming the beneficial owner of 20% or more of BMBC’s outstanding common stock.

The date when the rights become exercisable is referred to in the Rights Agreement as the “distribution date.” After that date, the rights will be evidenced by rights certificates that BMBC will mail to all eligible holders of its common stock. A person or a member of the group that has obtained beneficial ownership of 20% or more of BMBC’s outstanding common stock may not exercise any rights even after the distribution date.

Consequences of A Person or Group Becoming an Acquiring Person. A person or group that acquires beneficial ownership of 20% or more of BMBC’s outstanding common stock is called an “acquiring person.”

Flip-In. When BMBC publicly announces that a person has acquired 20% or more of its outstanding common stock, BMBC can allow for rights holders, other than acquiring persons, to buy $45.00 worth of its common stock for $22.50 (the foregoing numbers are for example only; the actual purchase price will be contingent upon the then-current market value of the stock to be purchased upon exercise of the rights, and the exercise price set forth on the rights certificates issued). This is called a “flip-in.” Alternatively, BMBC may elect to exchange one share of its common stock for each right, other than rights owned by acquiring persons, thus terminating the rights.

Flip Over. If after a person or group becomes an acquiring person, BMBC merges or consolidates with another entity or 50% or more of BMBC’s consolidated assets or earning power is sold to another entity, all holders of rights, other than acquiring persons, may purchase shares of such entity at 50% of their market value.

BMBC’s board of directors may elect to terminate the rights at any time before a flip-in occurs. Otherwise, the rights are currently scheduled to terminate in 2013.

The rights will not prevent a takeover of BMBC. However, the rights may cause a substantial dilution to a person or group that acquires 20% or more of BMBC’s common stock, unless the board of directors first terminates the rights. Nevertheless, the rights should not interfere with a transaction that is in BMBC’s and its shareholders’ best interest because the rights can be terminated by the board of directors before the transaction is completed.

The complete terms of the rights are contained in the Rights Agreement. The foregoing description of the rights and the Rights Agreement is qualified in its entirety by reference to the Rights Agreement.

Pennsylvania Law Considerations. The PBCL also contains certain provisions applicable to BMBC that may have the effect of deterring or discouraging an attempt to take control of BMBC. These provisions, among other things:

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require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the PBCL);

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prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the PBCL);

•	expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

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eliminates the preemptive right to subscribe to purchase, on a pro rata basis, additional shares of stock issued or sold by the corporation, unless provided for in the corporation’s articles of incorporation;

•	provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

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provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

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provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

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provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The PBCL explicitly provides that the fiduciary duty of directors does not require them to:

•	redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

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render inapplicable, or make determinations under, provisions of the PBCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

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act as the board of directors, a committee of the board or an individual director, solely because of the effect such action might have on an acquisition or potential acquisition of control of BMBC or the consideration that might be offered or paid to shareholders in such an acquisition.

For more information regarding the rights of holders of BMBC common stock, please see the description captioned “Comparison of BMBC and FKF Shareholder Rights,” commencing below.

COMPARISON OF BMBC AND FKF SHAREHOLDER RIGHTS

The rights of BMBC shareholders are governed by the PBCL, and BMBC’s amended and restated articles of incorporation, amended and restated bylaws and BMBC’s Rights Agreement. The rights of FKF shareholders are governed by the PBCL, and FKF’s amended and restated articles of incorporation and amended and restated bylaws. After the merger, the rights of FKF’s shareholders that receive BMBC shares will be governed by the PBCL and BMBC’s amended and restated articles of incorporation and amended and restated bylaws. The following discussion summarizes the material differences between the rights of FKF shareholders and the rights of BMBC’s shareholders. We urge you to read BMBC’s amended and restated articles of incorporation and amended and restated bylaws, BMBC’s Rights Agreement, FKF’s amended and restated articles of incorporation and amended and restated bylaws, the PBCL, and federal law governing bank and savings and loan holding companies carefully and in their entirety.

Authorized Capital Stock

BMBC. BMBC’s amended and restated articles of incorporation authorizes it to issue up to 100,000,000 shares of common stock, par value $1.00 per share. As of the record date, there were 8,866,526 shares of BMBC common stock issued and outstanding.

FKF. FKF’s amended and restated articles of incorporation authorize FKF to issue up to 20,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date, there were 2,432,998 shares of FKF common stock issued and outstanding. As of the record date, there were no shares of FKF preferred stock outstanding.

Size of Board of Directors

BMBC. BMBC’s amended and restated bylaws provide that its board of directors shall consist of at least 8 and no more than 13 directors. The exact number of directors may be determined from time to time by a majority of the entire BMBC board of directors. The BMBC board of directors currently has 9 directors. Following the merger, Donald S. Guthrie will be added to BMBC’s board of directors.

FKF. FKF’s amended and restated bylaws provide that its board shall consist of at least 6 and no more than 15 directors. The directors may set the number of directors by resolution of a majority of the entire board, provided that such a resolution may not shorten the term of office of any director. FKF’s board of directors currently has 9 directors.

Classes of Directors

BMBC. BMBC’s board of directors is classified. BMBC’s amended and restated bylaws provide that the board shall be divided into four classes, as nearly equal in number as possible, with the divided classes to hold office in staggered four-year terms. BMBC’s board of directors currently has 9 directors.

FKF. FKF’s board of directors is classified. FKF’s amended and restated bylaws and amended and restated articles of incorporation provide that the board shall be divided into four classes, as nearly equal in number as possible, with the divided classes to hold office in staggered four-year terms. FKF’s board of directors currently has 9 directors.

Vacancies and Removal of Directors

BMBC. BMBC’s amended and restated bylaws provide that unexcused absence for six months, conviction of a felony, adjudication of incompetence, and any other grounds set forth in the PBCL will create a vacancy on the board of directors. Pursuant to Section 1726(a)(1) of the PBCL, the entire board of directors, any class of the board, or any individual director may be removed from office for cause by a majority of the votes cast by all BMBC shareholders entitled to vote. Additionally, pursuant to Section 1726(b) of the PBCL, the board of directors may declare vacant the office of a director who has been judicially declared of unsound mind, or who has been convicted of an offense punishable by imprisonment for a term of more than one year. BMBC’s amended and restated bylaws provide that the board of directors, by majority vote, is to be the sole judge as to when a vacancy in the board has occurred.

FKF. FKF’s amended and restated articles of incorporation provide that any director may be removed from office without cause by an affirmative vote of not less than 75% of the total votes eligible to be cast by shareholders at a duly constituted meeting of shareholders called expressly for the purpose of removing such director. Any director may be removed from office with cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by shareholders. Cause for removal only exists if the director has been either declared of unsound mind by a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such director’s duties to the FKF. Directors may also be removed from office in the manner provided in Sections 1726(b) and 1726(c) of the PBCL, or any successors to such sections.

Filling Vacancies on the Board of Directors

BMBC. Under BMBC’s amended and restated bylaws, vacancies may be filled by a majority of the directors then in office, whether or not a quorum exists. Directors who fill vacancies occurring before the record date preceding the annual meeting will remain in office until the next annual meeting, at which time a director is to be elected by the shareholders to fill the unexpired term. Directors who fill vacancies occurring on or after the record date preceding the annual meeting shall continue until a successor is duly chosen and qualified. Each director filling a vacancy shall remain in office for the remainder of the unexpired term. Pursuant to BMBC’s amended and restated articles of incorporation, BMBC shareholders are not entitled to cumulative voting rights in the election of directors.

FKF. Under FKF’s amended and restated articles of incorporation any vacancy occurring in FKF’s board of directors, including any vacancy created by reason of an increase in the number of directors, is to be filled by a majority vote of the directors then in office, whether or not a quorum is present, and any director filling a vacancy shall serve until the expiration of the term of the class to which he was appointed and until his successor is elected and qualified. When the number of directors is changed, FKF’s board of directors may determine into which class the new director position is added or from which class the director position is removed, provided that no decrease in the number of directors may shorten the term of any incumbent director. FKF’s shareholders are not entitled to cumulative voting rights in the election of directors.

Nomination of Director Candidates by Shareholders

BMBC. Pursuant to BMBC’s Nominating Committee Policies, BMBC will consider written proposals from shareholders for nominees for director received not less than 120 days before the date its proxy statement was released to shareholders in connection with the previous year’s annual meeting provided any written proposal sets forth: (a) the name and address of the shareholder nominating a candidate; (b) the number of BMBC shares beneficially owned by the shareholder (and if the shares are held in street name, the name of the brokerage firm holding the shares); (c) the name, age, business address and residence address of each proposed nominee; (d) the principal occupation or employment of the proposed nominee; (e) the number of shares of BMBC common stock beneficially owned by the proposed nominee; (f) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other persons pursuant to which the shareholder is making the nomination; and (g) any other information required to be disclosed in solicitation of proxies for election of directors or other information required pursuant to Regulation 14A under the Exchange Act, relating to the proposed nominee, including the proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected.

FKF. FKF’s amended and restated articles of incorporation provide any shareholder entitled to vote in the election of directors may nominate directors by delivering notice to the principal executive office of FKF not less than 60 days prior to the anniversary of the immediately preceding annual meeting of shareholders. The notice must set forth certain specified information, including (1) with respect to the nominee (A) the name, age, business and residence address, (B) the principal occupation or employment of such person, (C) the class and number of shares of stock beneficially owned by the nominee, (D) and all information required to be disclosed under the Exchange Act, including such nominee’s consent to being named in the attendant proxy statement and to serving as a director, and (2) the name and address of the shareholder and any other known shareholders supporting such nominee.

Calling Special Meetings of Shareholders

BMBC. Under BMBC’s amended and restated bylaws, a special meeting of shareholders may be called by a majority of BMBC’s board of directors or by written request of shareholders representing at least 20% of the outstanding BMBC shares entitled to vote.

FKF. Under FKF’s amended and restated articles of incorporation, a special meeting of shareholders may be called by the Chairman of FKF’s board of directors, by the President of FKF, or by a majority of the board.

Shareholder Proposals

BMBC. BMBC’s amended and restated bylaws provide that any BMBC shareholder making a proposal to be included in BMBC’s proxy statement must give notice in accordance with applicable law at least 120 days prior to the annual meeting date. Pursuant to Rule 14a-8 of the Exchange Act and subject to certain limitations and eligibility requirements, a shareholder desiring to submit a proposal to BMBC for inclusion in the proxy statement for an annual shareholder meeting must submit the proposal in writing not less than 120 calendar days before the anniversary of the date BMBC’s proxy statement was mailed to shareholders in connection with the previous year’s annual meeting. The notice is to be mailed to the Corporate Secretary at BMBC’s executive office at 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010. With respect to shareholder proposals to be considered at the annual meeting of shareholders but not included in BMBC’s proxy materials, pursuant to Rule 14a-4(c)(1) of the Exchange Act and subject to certain limitations and eligibility requirements, the shareholder’s notice must be received at BMBC’s executive office at least 45 days before the anniversary of the date on which BMBC first sent its proxy materials for the prior year’s annual meeting of shareholders (or the date specified by an advance notice provision).

FKF. For shareholder proposals to be included in FKF’s proxy materials, the shareholder must comply with all the timing and informational requirements of Rule 14a-8 of the Exchange Act (or any successor regulation). Pursuant to Rule 14a-8 of the Exchange Act and subject to certain limitations and eligibility requirements, a shareholder desiring to submit a proposal to FKF for inclusion in the proxy statement for an annual shareholder meeting must submit the proposal in writing not less than 120 calendar days before the anniversary of the date FKF’s proxy statement was mailed to shareholders in connection with the previous year’s annual meeting. The notice is to be mailed to the Corporate Secretary at FKF’s executive offices at 22 West State Street, Media, Pennsylvania 19063. With respect to shareholder proposals to be considered at the annual meeting of shareholders but not included in FKF’s proxy materials, the shareholder notice must be received at FKF’s executive offices not later than 60 days prior to the anniversary date of the immediately preceding annual meeting of shareholders of FKF. Such shareholder’s notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address of the shareholder proposing such business and any other shareholders known by such shareholder to be supporting such proposal, (c) the class and number of shares of FKF stock beneficially owned by the shareholder and by any other shareholders known by such shareholder to be supporting such proposal, and (d) any financial interest of the shareholder in such proposal (other than interests which all shareholders would have).

Notice of Shareholder Meetings

BMBC. BMBC’s amended and restated bylaws provide that BMBC must give notice at least 5 days prior to a meeting of shareholders unless a greater period of notice is required by law. Section 1704(b) of the PBCL requires notice to be given at least ten days prior to the date of a meeting that will consider a fundamental change (including amendment to the articles of incorporation, merger, consolidation, share exchanges and sale of assets, division, conversion, voluntary dissolution and winding up, involuntary liquidation and dissolution, and post-dissolution provision for liabilities), or five days prior to the date of the meeting in any other case. Section 1702(a)(2) and 1704(c) of the PBCL provide that the notice shall state the place, date and hour, and in the case of a special meeting, the general nature of the business to be transacted at the meeting.

FKF. FKF’s amended and restated bylaws provide that FKF must give notice at least 10 and not more than 60 days before any shareholders meeting to each shareholder entitled to vote at such a meeting. The notice shall state the place, date and time of the meeting, and in the case of a special meeting, the purpose or purposes of the meeting.

Indemnification of Directors and Officers

BMBC. BMBC’s amended and restated articles of incorporation and amended and restated bylaws provide that BMBC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of BMBC, because such person is or was a director, officer, employee or agent of BMBC, or is or was serving at the request of BMBC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by Pennsylvania law against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding unless the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The indemnification provisions also permit BMBC to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the BMBC’s board of directors, provided that the indemnified person undertakes to repay BMBC if it is ultimately determined that such person was not entitled to indemnification. Any amendment to the bylaws which adversely affects the rights of indemnification or advancement of expenses set forth in the bylaws will only be effective with regard to indemnification or advancement of expenses arising from transactions, acts or omissions occurring on or after the effective date of such amendment.

FKF. FKF’s amended and restated articles of incorporation provide that FKF shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, employee or agent of FKF, or is or was serving at the request of FKF as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by Pennsylvania law against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit FKF to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the FKF’s board of directors, provided that the indemnified person undertakes to repay FKF if it is ultimately determined that such person was not entitled to indemnification.

Amendments to Articles/Articles of Incorporation and Bylaws

BMBC. BMBC’s amended and restated articles of incorporation generally provide that any amendment to BMBC’s articles of incorporation or bylaws requires the affirmative vote of at least a majority of the outstanding shares of BMBC common stock entitled to vote. BMBC’s amended and restated bylaws indicate that BMBC’s board of directors may amend the bylaws, except to change the qualifications required or the classification or the term of office of a director, or if the amendment would take place within thirty days prior to an annual meeting of shareholders. Any amendment to the bylaws adopted by BMBC’s board of directors must be ratified by BMBC’s shareholders at the first meeting of shareholders after the adoption of the amendment in order for the amendment to be effective.

FKF. Article 11 of FKF’s amended and restated articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of FKF entitled to vote in an election of directors, except that the approval of 75% of the shares of FKF entitled to vote in an election of directors is required for any amendment to Articles 6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of shareholders and shareholder proposals), 10 (restrictions on acquisitions) and 11 (amendments). The amended and restated bylaws of FKF may, to the extent permitted by law, be amended by a majority of FKF board of directors, or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors is required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the FKF bylaws.

FKF’s amended and restated articles of incorporation provide that an amendment of the articles of incorporation requires the approval of the affirmative vote of two-thirds of the issued and outstanding capital stock; except that any amendment concerning certain specified matters including the removal of directors, fixation of the number of directors, and classification of the board, requires the affirmative vote of 80% of the issued and outstanding shares of capital stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet as of September 30, 2009, and the unaudited pro forma combined statements of income for the nine months ended September 30, 2009, and for the year ended December 31, 2008, have been prepared to reflect the merger of FKF into BMBC as if the merger had occurred on September 30, 2009, with respect to the balance sheet, and as of January 1, 2008 and January 1, 2009, with respect to each of the statements of income, in each case giving effect to the pro forma adjustments described in the accompanying notes. Based on the assumptions indicated in the accompanying notes, both of the pro forma income statements for the nine month and twelve month periods include similar adjustments related to income and expense. These pro forma income statements should therefore be viewed as distinct and stand-alone pro formas.

The pro forma adjustments are based on estimates made for the purpose of preparing these pro forma financial statements. The actual adjustments to the accounts of BMBC will be made based on the underlying historical financial data at the time the transaction is consummated. BMBC’s management believes that the estimates used in these pro forma financial statements are reasonable under the circumstances. However, circumstances including changes in interest rates or changes in the general economics could cause actual fair values at the time the transaction is consummated to be significantly different than the fair values used in these pro forma financial statements. BMBC intends to engage a valuation specialist to assist in the process of developing fair values as of the transaction closing date for financial reporting purposes. Since FKF has a September 30 fiscal year end and BMBC has a December 31 fiscal year end, FKF’s nine months ended September 30, 2009 information was calculated using FKF’s financial information for the twelve months ended September 30, 2009 less the three months ended December 31, 2008, and FKF’s twelve months ended December 31, 2008 information was calculated using FKF’s financial information for the three months ended December 31, 2008 and the twelve months ended September 30, 2009 less the three months ended December 31, 2007.

The unaudited pro forma combined financial information has been prepared based on the acquisition method of accounting assuming 1,696,531 BMBC common shares will be issued, and cash consideration of $5.0 million will be paid, in the merger. This assumes that no vested options to purchase FKF shares of common stock are exercised and that there is no adjustment in the per share merger consideration. For a discussion of the acquisition method of accounting, see “Accounting Treatment” at page 61 of this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of September 30, 2009 is not necessarily indicative of the combined financial position had the merger been effective at that date. The unaudited pro forma combined statements of income are not necessarily indicative of the results of operations that would have occurred had the merger been effective at the beginning of the periods indicated, or of the future results of operations of BMBC. These pro forma combined financial statements should be read in conjunction with the historical financial statements and the related notes incorporated elsewhere in this proxy statement/prospectus.

These pro forma combined financial statements do not include the effects of any potential cost savings which management believes will result from operating the FKF banking business as branches and combining certain operating procedures.

UNAUDITED PRO FORMA

COMBINED BALANCE SHEETS

(dollars in thousands)	BMBC September 30, 2009	FKF September 30, 2009(1)	Adjustments September 30, 2009(16)		Combined September 30, 2009
Assets
Cash and due from banks	$9,381	$2,277	$—		$11,658
Interest bearing deposits with banks	48,351	45,356	(9,400	)(2)	84,307
Federal funds sold	—	—	—		—
Money market funds	18,140	25	—		18,165
Trading securities	5,316	—	—		5,316

Investment and mortgage-backed securities available for sale	168,754	113,761	(1,146	)(3)	281,369

Investment and mortgage-backed securities held to maturity	—	21,963	(290	)(3)	21,673
Loans held for sale	4,133	—	—		4,133

Portfolio loans	886,479	311,257	(6,495	)(4)	1,191,241
Less: Allowance for loan and lease losses	(10,299)	(4,657)	4,657	(5)	(10,299)

Net portfolio loans	876,180	306,600	(1,838)		1,180,942

Premises and equipment, net	21,310	4,200	3,000	(6)	28,510
Accrued interest receivable	4,359	2,343	—		6,702
FHLB stock, at cost	7,916	7,060	—		14,976
Deferred income taxes	5,253	3,660	1,040	(9)	9,953
Mortgage servicing rights	3,794	314	—		4,108
Bank-owned life insurance	—	18,381	—		18,381
Goodwill	4,824	—	1,933	(7)	6,757
Amortizable intangible assets	5,498	—	—		5,498
Core deposit intangible	—	—	3,698	(8)	3,698
Other investments	3,074	887	—		3,961
OREO	1,521	—	—		1,521
Other assets	7,721	1,574	—		9,295

Total assets	$1,195,525	$528,401	$(3,003)		$1,720,923

Liabilities
Deposits:
Non-interest-bearing demand	$167,991	$18,971	$—		$186,962
Savings, NOW, Market Rate	436,314	159,585	—		595,899
Wholesale deposits	118,783	—	—		118,783
Time deposits	176,388	168,568	2,460	(10)	347,416

Total deposits	899,476	347,124	2,460		1,249,060

FHLB and other borrowed funds	147,386	130,048	4,607	(11)	282,041
Subordinated debt/junior subordinated debentures	22,500	11,646	(1,996	)(12)	32,150
Mortgage payable	2,076	—	—		2,076
Accrued interest payable	2,892	2,110	—		5,002
Other liabilities	19,148	3,857	—		23,005

Total liabilities	1,093,478	494,785	5,071		1,593,334

Shareholders’ equity
Common stock	11,703	27	1,670	(13)	13,400
Paid-in capital in excess of par value	16,506	12,565	14,180	(13)	43,251
Accumulated other comprehensive (income) loss, net of taxes	(6,114)	87	(87	)(13)	(6,114)
Retained earnings	109,884	27,932	(30,832	)(13)	106,984

	131,979	40,611	(15,069)		157,521

Less: Common stock in treasury at cost	(29,932)	(4,244)	4,244	(13)	(29,932)
Employee stock ownership plan	—	(2,751)	2,751	(13)	—

Total shareholders’ equity	102,047	33,616	(8,074)		127,589

Total liabilities and shareholders’ equity	$1,195,525	$528,401	$(3,003)		$1,720,923

Book value per share(14)	$11.62	$13.82	$—		$12.17
Tangible book value per share(15)	$10.44	$13.82	$—		$10.65

Common shares outstanding	8,783,130	2,432,998	(736,467)		10,479,661

(footnotes begin on the following page)

(1)	Represents assets acquired and liabilities assumed in the merger with FKF at amounts recorded in FKF’s financial reports.
(2)	Cash paid for transaction and the merger related expenses includes $5.0 million in cash paid for transaction expenses and $4.4 million of merger related costs such as legal, accounting, investment banking, conversion related expenditures and other.
(3)	The purchase accounting adjustment on investments relates to the estimated fair value adjustment, which includes both an interest rate component, a credit adjustment for the estimated lifetime losses and a liquidity component.
(4)	The purchase accounting adjustment on loans relates to the estimated fair value adjustment, which includes both an interest rate component and a credit adjustment for the estimated lifetime losses. BMBC’s due diligence analysis calculated a fair value adjustment for credit that was approximately 4.4% of FKF’s September 30, 2009 portfolio loans. BMBC has not yet determined the method of accounting that will be applied to the loans acquired in the merger. However, the pro forma balance sheet and income statement reflect prescribed accounting under ASC-310 (formerly American Institute of Certified Public Accountants Statement of Position 03-3) for impaired loans, and for all other loans, BMBC generally follows the standard methodology (formerly Financial Accounting Standards Board Statement No. 91) which amortizes the balance sheet fair value adjustment through the income statement as an adjustment to yield.
(5)	Reversal of allowance for loan losses as credit risk is included in the fair value adjustment in (4) above.
(6)	The pro forma adjustment includes increase in fair value of property.
(7)	Purchase accounting adjustment to record value of goodwill.
(8)	Represents the estimated fair value of the core deposit intangible asset associated with the deposit liabilities assumed, which was based on comparable transactions.
(9)	Pro forma adjustment represents the net deferred tax assets associated with the fair value adjustment related to acquired assets and liabilities.
(10)	The purchase accounting adjustment on deposits relates to the estimated fair value adjustments of the certificate of deposits liabilities.
(11)	The purchase accounting adjustment on FHLB and other borrowed funds relates to the estimated fair value adjustment of the borrowing liabilities.
(12)	The purchase accounting adjustment on subordinated debt and junior subordinated debentures relates to the estimated fair value adjustment of these liabilities.
(13)	The pro forma adjustment represents the net impact of the issuance of BMBC common stock in connection with the merger, the elimination of FKF’s stockholders’ equity, the after-tax integration expense of approximately $2.9 million (after tax).
(14)	Pro forma combined shares outstanding at September 30, 2009 equals the sum of BMBC’s 8,783,130 outstanding shares and FKF’s 2,432,998 outstanding shares multiplied by 0.6973 (2,432,998 x 0.6973 = 1,696,531) which equals 10,479,661. Pro forma combined book value per share was calculated by dividing shareholders’ equity of $127.6 million by the 10,479,661 shares outstanding.
(15)	Pro forma combined tangible common equity was calculated by subtracting goodwill, intangible assets and core deposit intangibles of $16.0 million from pro forma combined total shareholders’ equity of $111.6 million ($127.6 million less $16.0 million) divided by pro forma combined shares outstanding of $10,479,661.
(16)	This interest rate component of the fair value adjustment discussed in Notes (3), (4), (10), (11) and (12) above were derived in part from FKF’s September 30, 2009 OTS Interest Rate Risk Exposure report under the +50 basis point scenario.

UNAUDITED PRO FORMA

COMBINED INCOME STATEMENT

(dollars in thousands, except per share data)	BMBC Nine Months Ended September 30, 2009	FKF Nine Months Ended September 30, 2009(1)	Adjustments Nine Month Periods(1)		Combined Nine Month Periods
Net interest income:

Interest income:
Interest and fees on loans	$34,475	$12,607	$1,202	(2)	$48,284
Interest and fees on leases	4,398	—	0		4,398
Interest on cash and cash equivalents	231	29	0		260
Interest and dividends on investment securities	3,597	5,309	231	(2)	9,137

Total interest and dividend income	42,701	17,945	1,433		62,079

Interest expense:
Interest expense on deposits	8,200	4,235	1,710	(2)	14,145
Interest expense on borrowings	3,808	3,892	1,536	(2)	9,236
Interest expense on subordinated debt and junior subordinated debentures	825	856	(88	)(2)	1,593

Total interest expense	12,833	8,983	3,158		24,974

Net interest income	29,868	8,962	(1,725)		37,105
Loan and lease loss provision	5,582	2,925	—		8,507

Net interest income after loan and lease loss provision	24,286	6,037	(1,725)		28,598

Non-interest Income
Fees for wealth management services	10,581	—	—		10,581
Service charges on deposits	1,447	864	—		2,311
Loan servicing and late fees	1,001	242	—		1,243
Net gain on sale of loans	5,153	117	—		5,270
Net gain on trading investment	240	—	—		240
Net gain on sale of investments	1,320	463	—		1,783
Total other than temporary impairment losses	—	(1,634)	—		(1,634)
Portion of loss recognized in other comprehensive income (before taxes)	—	879	—		879

Net impairment loss recognized in earnings	—	(755)	—		(755)
BOLI income	—	285	—		285
Other operating income	2,187	260	—		2,447

Total non-interest income	21,929	1,476	—		23,405

Non-interest expenses:
Salaries and benefits	20,752	4,351	1,406	(4)	26,509
Occupancy	2,726	817	—		3,543
Furniture, fixtures, and equipment	1,832	448	—		2,280
Advertising	774	229	—		1,003
Amortization of mortgage servicing rights	675	77	—		752
Amortization of intangible assets	231	—	—		231
Amortization of core deposit intangible	—	—	277	(3)	277
Professional fee	1,306	990	1,325	(4)	3,621
FDIC insurance	937	573	—		1,510
FDIC insurance—special assessment	547	240	—		787
Other operating expenses	4,664	2,241	1,669	(4)	8,574

Total non-interest expenses	34,444	9,966	4,677	(5)	49,087

Income before income taxes	11,771	(2,453)	(6,402)		2,916
Applicable income taxes (benefits)	4,071	(935)	(2,241	)(6)	895

Net income	$7,700	$(1,518)	$(4,161)		$2,021

Total basic earnings per share(7)	$0.88	$(0.65)	$—		$0.20

(footnotes begin on the following page)

UNAUDITED PRO FORMA

COMBINED INCOME STATEMENT—(Continued)

(dollars in thousands, except per share data)	BMBC Nine Months Ended September 30, 2009	FKF Nine Months Ended September 30, 2009(1)	Adjustments Nine Month Periods(1)	Combined Nine Month Periods
Total diluted earnings per share(8)	$0.88	$(0.65)	—	$0.20

Dividend declared per share(9)	$0.42	$0.00	$0.00	$0.35

Weighted-average basic shares outstanding(7)	8,710,909	2,327,953	(704,672)	10,334,190
Dilutive potential shares	19,254	—	506	19,760

Adjusted weighted-average diluted shares(8)	8,730,163	2,327,953	(704,166)	10,353,950

(1)	Assumes the merger with FKF was completed at the beginning of the period presented.
(2)	The pro forma acquisition adjustment reflects the amortization/accretion of fair value adjustment related to loans, investment securities, and deposits, borrowings and junior subordinated debentures utilizing the interest method over the estimated lives of the related assets or liabilities which are 39 months, 56 months, 13 months, 25 months, and 204 months, respectively. See footnote 4 on the unaudited combined balance sheet for additional information about the accounting for the loan income statement fair value adjustments.
(3)	Represents amortization of core deposit intangible amortized over 10 years.
(4)	Represents the integration expenses, primarily professional, legal, and conversion related expenditures.
(5)	Non interest expenses do not reflect anticipated cost savings.
(6)	Reflects the tax impact of the pro forma acquisition adjustments at BMBC’s statutory income tax rate of 35%.
(7)	The pro forma combined weighted basic average shares outstanding was computed by multiplying the 0.6973 per share stock consideration by FKF’s weighted average basic shares outstanding for the applicable period and adding this number to BMBC’s weighted average basic shares outstanding. This number was then divided into pro forma combined net income.
(8)	Pro forma combined adjusted weighted average diluted shares outstanding was calculated by adding pro forma dilutive shares outstanding to basic pro forma combined weighted average shares (calculated in footnote (7) above). This number was then divided into pro forma combined net income.
(9)	The pro forma combined dividend per share was calculated by dividing the total amount of actual cash dividends of $3.662 million paid during the nine month period by the pro forma combined basic weighted average shares outstanding.

UNAUDITED PRO FORMA

COMBINED INCOME STATEMENT

(dollars in thousands, except per share data)	BMBC Twelve Months Ended December 31, 2008	FKF Twelve Months Ended December 31, 2008(1)	Adjustments Twelve Month Period(1)		Combined Twelve Month Period
Net interest income:

Interest income:
Interest and fees on loans	$47,487	$17,248	$1,603	(2)	$66,338
Interest and fees on leases	5,764	—	0		5,764
Interest on cash and cash equivalents	300	302	0		602
Interest and dividends on investment securities	4,383	8,315	308	(2)	13,006

Total interest and dividend income	57,934	25,865	1,911		85,710

Interest expense:
Interest expense on deposits	16,042	8,235	2,280	(2)	26,557
Interest expense on borrowings	4,346	5,584	2,048	(2)	11,978
Interest expense on subordinated debt and junior subordinated debentures	408	1,290	(117	)(2)	1,581

Total interest expense	20,796	15,109	4,211		40,116

Net interest income	37,138	10,756	(2,299)		45,595
Loan and lease loss provision	5,596	329	—		5,925

Net interest income after loan and lease loss provision	31,542	10,427	(2,299)		39,670

Non-interest income
Fees for wealth management services	13,842	—	—		13,842
Service charges on deposits	1,685	1,357	—		3,042
Loan servicing and late fees	1,194	320	—		1,514
Net gain on sale of loans	1,275	17	—		1,292
Net gain on sale of investments	230	105	—		335
Total other than temporary impairment losses	—	2,327	—		2,327
Portion of loss recognized in other comprehensive income (before taxes)	—	—	—		—

Net impairment loss recognized in earnings	—	(2,327)	—		(2,327)

BOLI income	261	680	—		941
Other operating income	2,985	487	—		3,472

Total non-interest income	21,472	639	—		22,111

Non-interest expenses:
Salaries and benefits	23,161	5,865	1,447		30,473
Occupancy	3,165	1,032	—		4,197
Furniture, fixtures and equipment	2,324	582	—		2,906
Advertising	1,115	425	—		1,540
Amortization of mortgage servicing rights	1,035	44	—		1,079
Amortization of intangible assets	141	—	—		141
Amortization of core deposits	—	—	370	(3)	370
Professional fee	1,550	1,323	1,325	(4)	4,198
FDIC insurance	472	260	—		732
Other operating expenses	5,713	3,029	1,669		10,411

Total non-interest expenses	38,676	12,560	4,811	(5)	56,047

Income before income taxes	14,338	(1,494)	(7,110)		5,734
Applicable income taxes (benefits)	5,013	(191)	(2,489	)(6)	2,333

Net income	$9,325	$(1,303)	$(4,622)		$3,400

Total basic earnings per share(7)	$1.09	$(0.56)	$—		$0.33

(footnotes begin on the following page)

UNAUDITED PRO FORMA

COMBINED INCOME STATEMENT—(Continued)

(dollars in thousands, except per share data)	BMBC Twelve Months Ended December 31, 2008	FKF Twelve Months Ended December 31, 2008(1)	Adjustments Twelve Month Period(1)	Combined Twelve Month Period
Total diluted earnings per share(8)	$1.08	$(0.56)	$—	$0.33

Dividend declared per share(9)	$0.54	$0.00	$0.00	$0.45

Weighted-average basic shares outstanding(7)	8,566,938	2,320,348	(702,369)	10,184,917
Dilutive potential shares	34,233	2,023	(1,517)	34,739

Adjusted weighted average diluted shares(8)	8,601,171	2,322,371	(703,886)	10,219,656

(1)	Assumes the merger with FKF was completed at the beginning of the period presented.
(2)	The pro forma acquisition adjustment reflects the amortization/accretion of fair value adjustment related to loans, investment securities, and deposits, borrowings and junior subordinated debentures utilizing the interest method over the estimated lives of the related assets or liabilities which are 39 months, 56 months, 13 months, 25 months, and 204 months, respectively. See footnote 4 on the unaudited combined balance sheet for additional information about the accounting for the loan income statement fair value adjustment.
(3)	Represents amortization of core deposit intangible amortized over 10 years.
(4)	Represents the integration expenses, primarily professional, legal, and converstion related expenditures.
(5)	Non-interest expenses do not reflect anticipated cost savings.
(6)	Reflects the tax impact of the pro forma acquisition adjustments at BMBC’s statutory income tax rate of 35%.
(7)	The pro forma combined weighted basic average shares outstanding was computed by multiplying the 0.6973 per share stock consideration by FKF’s weighted average basic shares outstanding for the applicable period and adding this number to BMBC’s weighted average basic shares outstanding. This number was then divided into pro forma combined net income.
(8)	Pro forma combined diluted shares outstanding was calculated by adding pro forma dilutive shares outstanding to basic pro forma combined weighted average shares (calculated in footnote (7) above). This number was then divided into pro forma combined net income.
(9)	The pro forma combined dividend per share was calculated by dividing the total amount of actual cash dividends of $4.625 million paid during the twelve month period by the pro forma combined weighted average basic shares outstanding.

LEGAL MATTERS

The validity of the BMBC common stock to be issued in connection with the merger will be passed upon for BMBC by Stradley Ronon Stevens & Young, LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for BMBC by Stradley Ronon Stevens & Young, LLP, and for FKF by Elias, Matz, Tiernan & Herrick L.L.P.

EXPERTS

The consolidated financial statements of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report dated March 13, 2009 on the consolidated financial statements of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, refers to Bryn Mawr Bank Corporation’s adoption of Statement of Financial Accounting Standards No. 123R, “Share Based Payment,” effective January 1, 2006, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006, and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” in 2006.

The consolidated financial statements of First Keystone Financial, Inc. and subsidiaries included in FKF’s Annual Report on Form 10-K for the year ended September 30, 2009 has been attached as Annex B to this proxy statement/prospectus in reliance upon the report of S.R. Snodgrass A.C., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

BMBC

To be eligible under the SEC’s shareholder proposal rule (Rule 14a-8) and under BMBC’s amended and restated bylaws for inclusion in BMBC’s proxy statement, proxy card, and presentation at BMBC’s 2011 Annual Meeting of Shareholders, a proper shareholder proposal must have been received by BMBC’s Corporate Secretary at its principal offices at 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010 no later than 120 calendar days before the date on which BMBC first mailed its proxy statement for 2010. The notice must be in the manner and form required by BMBC’s amended and restated bylaws and Rule 14a-8 of the Exchange Act.

FKF

FKF intends to hold a 2010 annual meeting of shareholders only if the merger agreement is terminated. For a shareholder proposal to be considered for inclusion in FKF’s proxy statement and form of proxy relating to the FKF 2010 annual meeting of shareholders (in the event this meeting is held), the Corporate Secretary of FKF must have received the proposal, at 22 West State Street, Media, Pennsylvania 19063, not later than August 31, 2009. However, if FKF’s 2010 annual meeting of shareholders is held on a date more than 30 calendar days from February 4, 2010, a shareholder proposal must be received within a reasonable time before FKF begins to print and mail its proxy solicitation materials for the FKF 2010 annual meeting. Any shareholder proposals will be subject to Rule 14a-8 under the Exchange Act.

FKF’s amended and restated articles of incorporation provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 60 days before the anniversary date of the immediately preceding annual meeting.

OTHER MATTERS

As of the date of this proxy statement/prospectus, FKF’s board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. FKF’s shareholders may, however, be asked to vote on a proposal to adjourn or postpone the special meeting including, if necessary, to allow more time to solicit votes to approve the merger agreement and the transactions contemplated thereby. If any other matters properly come before the FKF special meeting, or any adjournments or postponements of that meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of FKF.

Solicitation of Proxies

The cost of the solicitation of proxies will be borne by FKF. FKF has retained Regan & Associates, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies. Such firm will be paid a fee not to exceed approximately $8,000. FKF will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of FKF’s common stock. In addition to solicitations by mail, directors, officers and employees of FKF may solicit proxies personally or by telephone without additional compensation.

SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement/prospectus is being delivered to multiple shareholders of FKF unless FKF has previously received contrary instructions from one or more of shareholders. Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Registrar and Transfer Company, FKF’s stock transfer agent at 10 Commerce Drive, Cranford, New Jersey 07016-3572 or 800-368-5948, FKF will deliver promptly a separate copy of this proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders sharing an address who wish, in the future, to receive separate copies or a single copy of FKF’s proxy statements and annual reports should provide written or oral notice to Registrar and Transfer Company, at the address and telephone number set forth above. Holders in “street name” who wish, in the future, to receive separate copies or a single copy of FKF’s proxy statements and annual reports, must contact their banks and brokers.

WHERE YOU CAN FIND MORE INFORMATION

BMBC has filed a registration statement with the SEC under the Securities Act that registers the shares of BMBC common stock to be issued in the merger to FKF shareholders and includes this proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about BMBC and its common stock, FKF and the combined company. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

In addition, BMBC (File No. 0-15261) and FKF (File No. 0-25328) file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like BMBC and FKF, that file electronically with the SEC. The address of that site is http://www.sec.gov. BMBC’s Internet address is http://www.bmtc.com and FKF’s Internet address is http://www.firstkeystone.com. The information on our Internet sites is not a part of this proxy statement/prospectus.

The SEC allows BMBC to “incorporate by reference” information into this proxy statement/prospectus. This means that BMBC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that BMBC has previously filed with the SEC. They contain important information about our companies and their financial condition.

BMBC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2008

Proxy Statement on Schedule 14A	March 17, 2009

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2009, June 30, 2009, September 30, 2009

Current Reports on Form 8-K	January 20, 2009, January 29, 2009, January 30, 2009, April 21, 2009, April 28, 2009 as amended by an 8-K/A on April 29, 2009, April 29, 2009, August 3, 2009, August 4, 2009, August 26, 2009, September 16, 2009, October 28, 2009, October 29, 2009, November 4, 2009, November 6, 2009, and November 24, 2009 (in each case, except to the extent furnished but not filed)

The description of our common stock contained in the Form 8-A Registration Statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934, as amended from time to time, including any amendment or report filed with the SEC for the purpose of updating such description	December 18, 1986

The description of our Rights Agreement contained in the Form 8-A12G Registration Statement filed with the SEC, as amended by Amendment No. 1 on Form 8-A12G/A, including any amendment or report filed with the SEC for the purpose of updating this description	November 25, 2003, June 2, 2004

BMBC incorporates by reference additional documents that they may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of FKF’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

FKF previously filed with the SEC the document listed below which is attached to this proxy statement/prospectus.

•	Annual Report on Form 10-K for the year ended September 30, 2009

BMBC has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to BMBC, and FKF has supplied all such information relating to FKF.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through BMBC or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/

prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address:

Bryn Mawr Bank Corporation Attention: Robert J. Ricciardi 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010 (610) 526-2059

If you would like to request documents, please do so by February 16, 2010 to receive them before the FKF special meeting. If you request any incorporated documents from BMBC, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that BMBC has incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BRYN MAWR BANK CORPORATION

AND

FIRST KEYSTONE FINANCIAL, INC.

i

Exhibit A	Form of FKF Voting Agreement
Exhibit B	Form of Bank Merger Agreements
Exhibit C	Per Share Merger Consideration Adjustment Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of November 3, 2009, by and between Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”), and First Keystone Financial, Inc., a Pennsylvania corporation (“FKF”).

WHEREAS, the Board of Directors of each of BMBC and FKF (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, FKF will merge with and into BMBC (the “Merger”), and immediately thereafter First Keystone Bank, a federally chartered stock savings bank and wholly owned subsidiary of FKF (“FKB”), will be merged with and into a newly chartered interim Pennsylvania stock savings bank that will be formed as a wholly owned subsidiary of The Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly owned subsidiary of BMBC (“BMT”), which interim Pennsylvania stock savings bank will subsequently be merged with and into BMT; and

WHEREAS, as a condition to the willingness of BMBC to enter into this Agreement, each of the directors of FKF has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with BMBC (the “FKF Voting Agreements”), pursuant to which each such director has agreed, among other things, to vote all shares of common stock of FKF owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the FKF Voting Agreements; and

WHEREAS, each director of FKF or FKB who will not become a director of BMBC upon consummation of the Merger has entered into a Non-Solicitation Agreement pursuant to Section 6.13 hereof; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Administrative Delinquencies” shall mean (i) loans that are current (less than 30 days delinquent), but have reached their respective maturity dates and, in accordance with the terms of the Supervisory Agreement, have not yet been extended or (ii) that portion of the FKF Delinquencies that are secured by deposit accounts at FKB or marketable securities in the possession of FKB that have been properly margined at 70% or less.

“Affiliate” shall mean any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” shall mean this agreement, together with any amendment hereto.

“Applications” shall mean the applications for regulatory approval that are required by the transactions contemplated hereby.

“Bank Merger” shall mean the merger of FKB with and into a newly chartered interim Pennsylvania stock savings bank that will be formed as a wholly owned subsidiary of BMT, which interim Pennsylvania stock savings bank will then be merged immediately with and into BMT, with BMT as the surviving institution.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the OTS, the FRB, the FDIC and the Department, which regulates BMT or FKB, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“BMBC” shall mean Bryn Mawr Bank Corporation, a Pennsylvania corporation, with its principal executive offices located at 801 Lancaster Avenue, Bryn Mawr, PA 19010.

“BMBC Common Stock” shall mean the common stock, par value $1.00 per share, of BMBC.

“BMBC Disclosure Schedule” shall mean a written disclosure schedule delivered by BMBC to FKF specifically referring to the appropriate section of this Agreement.

“BMBC Financial Statements” shall mean the (i) the audited consolidated statements of condition (including related notes and schedules) of BMBC and subsidiaries as of December 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of BMBC and subsidiaries for each of the three years ended December 31, 2008, 2007 and 2006, as set forth in BMBC’s annual report for the year ended December 31, 2008, and (ii) the unaudited interim consolidated financial statements of BMBC and subsidiaries as of the end of each calendar quarter following December 31, 2008, and for the periods then ended, as filed by BMBC in its Securities Documents.

“BMBC MAE Rep” shall mean each of the representations and warranties set forth in Article V hereof, except the representations and warranties set forth in (i) the first two sentences of Section 5.1.1, (ii) the first two sentences of Section 5.1.2, (iii) the first three sentences of Section 5.1.3, (iv) Section 5.2.1, (v) Section 5.2.2, (vi) Section 5.3.1, (vii) 5.3.2 through the end of clause (i) thereof, (viii) 5.5.1, (ix) 5.13, and (x) 5.16.1.

“BMBC Regulatory Agreement” shall have the meaning set forth in Section 5.10.3.

“BMBC Stock Benefit Plans” shall mean the Bryn Mawr Bank Corporation 1998 Stock Option Plan, the Bryn Mawr Bank Corporation 2001 Stock Option Plan, the Bryn Mawr Bank Corporation 2004 Stock Option Plan and the Bryn Mawr Bank Corporation 2007 Long-Term Incentive Plan.

“BMBC Subsidiary” shall mean a Subsidiary of BMBC.

“BMT” shall mean The Bryn Mawr Trust Company, a Pennsylvania chartered bank, with its principal offices located at 801 Lancaster Avenue, Bryn Mawr, PA 19010, which is a wholly owned subsidiary of BMBC.

“Business Day” shall mean any day other than (i) a Saturday or Sunday, or (ii) a day on which banking and savings and loan institutions in the Commonwealth of Pennsylvania are authorized or obligated by law to be closed.

“Capital Securities Guarantee” shall have the meaning ascribed to such term in the Declaration of Trust.

“Certificates” shall mean certificates evidencing shares of FKF Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall have the meaning assigned in the recitals of this Agreement.

“Common Securities Guarantee” shall have the meaning ascribed to such term in the Declaration of Trust.

“Confidentiality Agreements” shall mean the confidentiality agreements referred to in Section 12.1 of this Agreement.

“Declaration of Trust” means the Amended and Restated Declaration of Trust of First Keystone Capital Trust I dated as of August 26, 1997, as it may be amended or supplemented from time to time.

“Department” shall mean the Pennsylvania Department of Banking.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Laws” shall mean any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean The Bank of New York Mellon, or such other bank or trust company or other agent designated by BMBC and reasonably acceptable to FKF.

“Exchange Agent Agreement” shall mean that certain agreement to be entered into by BMBC and the Exchange Agent pursuant to which the Exchange Agent agrees to act as agent for BMBC in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.2.1.

“Exchange Ratio” shall mean 0.6973, subject to adjustment as provided in Sections 3.1.5. and 3.1.6. hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“FKB” shall mean First Keystone Bank, a federally chartered stock savings bank, with its principal offices located at 22 West State Street, Media, PA 19063, which is a wholly owned subsidiary of FKF.

“FKF” shall mean First Keystone Financial, Inc., a Pennsylvania corporation, with its principal offices located at 22 West State Street, Media, PA 19063.

“FKF Common Stock” shall mean the common stock, par value $0.01 per share, of FKF.

“FKF Delinquencies” shall mean (i) all loans with principal and/or interest that are 30 or more days contractually past due and still accruing, (ii) all loans that are on non-accrual status, (iii) OREO, (iv) the aggregate amount, if any, of net loan charge-offs by FKF between October 1, 2008 and the month-end immediately preceding the Closing Date in excess of $2.5 million, and (v) Troubled Debt Restructurings not otherwise included in clauses (i), (iii) or (iv) of this definition; provided, however, that FKF Delinquencies shall not include any loans which are Administrative Delinquencies. For purposes of clauses (i), (ii) and (v) of this definition, the aggregate amount of the loan balances included therein shall be net of any charge-offs.

“FKF Disclosure Schedule” shall mean a written disclosure schedule delivered by FKF to BMBC specifically referring to the appropriate section of this Agreement.

“FKF Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of FKF and subsidiaries as of September 30, 2008 and 2007 and the consolidated statements of operations, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of FKF and subsidiaries for each of the three years ended September 30, 2008, 2007 and 2006, and (ii) the unaudited interim consolidated financial statements of FKF and subsidiaries as of the end of each calendar quarter following September 30, 2008 and for the periods then ended, as filed by FKF in its Securities Documents.

“FKF MAE Rep” shall mean each of the representations and warranties set forth in Article IV hereof, except the representations and warranties set forth in (i) the first two sentences of Section 4.1.1, (ii) the first two sentences of Section 4.1.2, (iii) the first three sentences of Section 4.1.3, (iv) Section 4.2.1, (v) Section 4.2.2, (vi) Section 4.3.1, (vii) 4.3.2 through the end of clause (i) thereof, (viii) 4.3.3, (ix) 4.5.2, (x) 4.16, and (xi) 4.26.1.

“FKF Option Plans” shall mean FKF’s Amended and Restated 1995 Stock Option Plan and FKF’s Amended and Restated 1998 Stock Option Plan, and in each case as amended.

“FKF Option” shall mean an option to purchase shares of FKF Common Stock granted pursuant to the FKF Option Plans and as set forth in FKF Disclosure Schedule 4.2.1.

“FKF Real Property” shall mean a parcel of real estate owned or leased by FKF or an FKF Subsidiary.

“FKF RRP” shall mean FKF’s Amended and Restated 1995 Recognition and Retention Plan and Trust Agreement.

“FKF Recommendation” shall have the meaning set forth in Section 8.1.

“FKF Regulatory Agreement” shall have the meaning set forth in Section 4.11.3.

“FKF Regulatory Reports” shall mean the Thrift Financial Reports of FKB and accompanying schedules, as filed with the OTS, for each calendar quarter beginning with the quarter ended September 30, 2007, through the Closing Date, and all reports filed with the OTS by FKF from September 30, 2007 through the Closing Date.

“FKF Shareholders Meeting” shall have the meaning set forth in Section 8.1.

“FKF Subsidiary” shall mean a Subsidiary of FKF.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Indenture” means the Indenture dated as of August 26, 1997 between FKF and The Bank of New York Mellon (f/k/a The Bank of New York), as trustee, as amended or supplemented from time to time.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter), shall mean those facts that are known or should have been known after due inquiry by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and in the case of FKF shall include, without limitation, those persons set forth in FKF Disclosure Schedule 1.1, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other written notice received by that Person.

“Material Adverse Effect” shall mean, with respect to BMBC or FKF, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of BMBC and the BMBC Subsidiaries taken as a whole, or FKF and the FKF Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either FKF, on the one hand, or BMBC, on the other hand, to perform its obligations under this Agreement on a timely basis or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or Governmental Entities, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) changes after the date hereof in general economic and market conditions (including prevailing interest rates, currency exchange rates or other economic or monetary conditions) affecting banks or bank holding companies generally, (d) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (e) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (f) any modifications or changes to valuation policies and practices made pursuant to Section 6.11 hereof or restructuring charges taken pursuant to such

Section 6.11, in each case in accordance with GAAP, or (g) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries.

“Material Contracts” shall have the meaning set forth in Section 4.8.3.

“Materials of Environmental Concern” shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall mean the aggregate Per Share Cash Consideration and Per Share Stock Consideration to be paid pursuant to the provisions of Section 3.1.3 hereof.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of BMBC Common Stock to be offered to holders of FKF Common Stock in connection with the Merger.

“Nasdaq” shall mean the NASDAQ Global Market of the NASDAQ Stock Market.

“Option Exchange Ratio” shall mean 0.8204, subject to adjustment as provided in Sections 3.1.5 and 3.1.6 hereof.

“OREO” shall mean real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures.

“OTS” shall mean the Office of Thrift Supervision or any successor thereto.

“PBCL” shall mean the Pennsylvania Business Corporation Law.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.12.2.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Per Share Cash Consideration” shall mean $2.06, subject to adjustment as provided in Sections 3.1.5. and 3.1.6. hereof.

“Per Share Merger Consideration” shall mean the sum of (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration, each subject to adjustment as provided in Sections 3.1.5. and 3.1.6. hereof.

“Per Share Stock Consideration” shall mean such number of shares or fraction of a share, as the case may be, of BMBC Common Stock as is equal to the product of (i) one and (ii) the Exchange Ratio, subject to adjustment as provided in Sections 3.1.5. and 3.1.6. hereof.

“Phase I” shall mean a Phase I Environmental Site Assessment performed in accordance with the “all appropriate inquiry” standards set forth at 40 C.F.R. Part 312.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Approvals” shall mean the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, prospectuses, proxy or information statements, registration statements and all other documents filed, or required to be filed, by FKF or BMBC, as the case may be, with the SEC pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Subordinated Debentures” means FKF’s Series A 9.70% Junior Subordinated Deferrable Interest Debentures due August 15, 2027 and Series B 9.70% Junior Subordinated Deferrable Interest Debentures due August 15, 2027, each authenticated and issued pursuant to the Indenture.

“Subsidiary” shall mean a corporation, limited liability company, partnership, trust, joint venture or other entity in which a Person owns, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Supervisory Agreement” shall mean, collectively, those certain Supervisory Agreements between the OTS and each of FKF and FKB, each dated as of February 13, 2006.

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Termination Date” shall mean July 31, 2010.

“Tax” shall mean any tax, including any fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, provincial, local or foreign Taxing Authority, including: (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real, personal or intangible property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, estimated utility, severance, production, excise, stamp, occupation, premiums, windfall profits, recording, transfer and gains taxes; (ii) interest, penalties, additional taxes and additions to tax imposed; and (iii) any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Tax Return” shall mean any return declaration, report, claim for refund, estimates, elections, agreements, statements, declarations of estimated tax, information returns or other documents of any nature or kind, relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto and amendments thereof, and including any information returns or reports with respect to backup withholding and other payments to third parties.

“Taxing Authority” shall mean any Governmental Entity responsible for the imposition of any Taxes, whether domestic or foreign.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

“Troubled Debt Restructurings” shall mean loans that are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” or any successor thereto.

“Trust Preferred Securities” shall mean all Securities (as defined in the Declaration of Trust) issued by First Keystone Capital Trust I.

Other terms used herein are defined in the recitals and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) FKF shall merge with and into BMBC, with BMBC as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of FKF shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of FKF shall be vested in and assumed by BMBC. As part of the Merger, each share of FKF Common Stock (other than Treasury Stock or shares of FKF Common Stock held by the FKF RRP that are not subject to awards) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof. The Bank Merger shall be consummated immediately after the Merger.

2.2. Effective Time.

The closing (“Closing”) shall occur no later than the close of business on the fifth Business Day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties. The Merger shall be effected by the filing of Articles of Merger with the Pennsylvania Department of State on the day of the Closing (the “Closing Date”), in accordance with the PBCL. The “Effective Time” shall mean the date and time upon which the Articles of Merger are filed with the Department of State of the Commonwealth of Pennsylvania, or as otherwise stated in the Articles of Merger, in accordance with the PBCL.

2.3. Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of BMBC as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4. Directors and Officers of Surviving Corporation.

The directors of BMBC immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of BMBC immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL.

2.6. Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither BMBC, FKF nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. BMBC and FKF each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinion contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinion.

2.7. Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time BMBC shall be entitled to revise the structure of the Merger or the Bank Merger, including without limitation, by merging FKF into a wholly-owned Subsidiary of BMBC; provided that (a) any such Subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (b) there are no adverse federal or state income tax or other adverse tax consequences to FKF shareholders as a result of the modification; (c) the consideration to be paid to the holders of FKF Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (d) such modification will not delay or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger and the Bank Merger, otherwise delay or jeopardize the satisfaction of any condition to Closing set forth in Article IX or otherwise adversely affect FKF or the holders of FKF Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.8. Bank Merger.

BMBC and FKF shall use their reasonable best efforts to cause the Bank Merger to occur as soon as practicable after the Effective Time. In addition, following the execution and delivery of this Agreement, BMBC will cause BMT, and FKF will cause FKB, to execute and deliver the Agreements and Plans of Merger substantially in the form attached to this Agreement as Exhibit B.

2.9. Absence of Control.

Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that BMBC by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, FKF or to exercise, directly or indirectly, a controlling influence over the management or policies of FKF.

ARTICLE III

CONVERSION OF SHARES

3.1. Conversion of FKF Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of BMBC, FKF or the holders of any of the shares of FKF Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1. BMBC Shares. Each share of BMBC Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2. Canceled FKF Shares. All shares of FKF Common Stock held in the treasury of FKF (“Treasury Stock”), all unallocated shares of FKF Common Stock held by the FKF RRP and each share of FKF Common Stock owned by BMBC immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3. Merger Consideration. Subject to the provisions of this Article III, each share of FKF Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and unallocated shares of FKF Common Stock held by the FKF RRP) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive the Per Share Merger Consideration, subject to adjustment in accordance with Sections 3.1.5 and 3.1.6 hereof.

3.1.4. Rights of FKF Shares Post-Effective Time. After the Effective Time, shares of FKF Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent only the right to receive the Per Share Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by FKF on such shares of FKF Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.5. Stock Splits, Etc. In the event BMBC changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of BMBC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding BMBC Common Stock and the record date therefor shall be prior to the Effective Time, each of the Exchange Ratio, Option Exchange Ratio and Per Share Cash Consideration shall be proportionately and appropriately adjusted; provided that no such adjustment shall be made with regard to BMBC Common Stock if BMBC issues additional shares of BMBC Common Stock and receives fair market value consideration for such shares.

3.1.6. Adjustment to Per Share Merger Consideration. If the aggregate amount of FKF Delinquencies as of the month end immediately prior to the Closing Date is $10.5 million or greater, the Exchange Ratio, Option Exchange Ratio and Per Share Cash Consideration shall be reduced as set forth in Exhibit C (and the Exchange Ratio, Option Exchange Ratio and Per Share Cash Consideration as reduced in accordance with Exhibit C shall become the “Exchange Ratio,” “Option Exchange Ratio” and “Per Share Cash Consideration” for purposes of this Agreement).

3.2. Procedures for Exchange of FKF Common Stock.

3.2.1. Deposit of Merger Consideration. At or prior to the Effective Time, BMBC shall deposit, or shall cause to be deposited, with the Exchange Agent (a) certificates representing the number of shares of BMBC Common Stock sufficient to deliver, and BMBC shall instruct the Exchange Agent to timely deliver, the aggregate Per Share Stock Consideration, and (b) immediately available funds equal to the aggregate Per

Share Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.2.6) (collectively, the “Exchange Fund”) and BMBC shall instruct the Exchange Agent to timely pay the Merger Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

3.2.2. Exchange of Certificates. BMBC shall cause the Exchange Agent, within five (5) Business Days after the Effective Time, to mail to each holder of a Certificate or Certificates, a letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the FKF Common Stock represented by such Certificates shall have been converted as a result of the Merger. The letter of transmittal shall be subject to the approval of FKF (which shall not be unreasonably withheld, conditioned or delayed) and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing the aggregate amount of Per Share Stock Consideration to which such former holder of FKF Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the aggregate amount of Per Share Cash Consideration and cash payable in lieu of fractional shares of BMBC Common Stock (each rounded to the nearest whole cent) to which such former holder of FKF Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares.

3.2.3. Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding FKF Common Stock shall have no rights, after the Effective Time, with respect to such FKF Common Stock except to surrender the Certificate in exchange for the Per Share Merger Consideration as provided in this Agreement. No dividends or other distributions with respect to BMBC Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of BMBC Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Section 3.2. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of BMBC Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of BMBC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the BMBC Common Stock issuable with respect to such Certificate.

3.2.4. Surrender by Persons Other than Record Holders. In the event of a transfer of ownership of a Certificate representing FKF Common Stock that is not registered in the stock transfer records of FKF, the proper amount of cash and/or shares of BMBC Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such FKF Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of BMBC that the Tax has been paid or is not applicable.

3.2.5. Closing of Transfer Books. After the Effective Time, there shall be no transfers on the stock transfer books of FKF of the shares of FKF Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of FKF Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration and any cash in lieu of fractional shares of BMBC Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 3.2.

3.2.6. No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of BMBC Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to BMBC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BMBC. In lieu of the issuance of any such fractional share, BMBC shall pay to each former shareholder of FKF who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the daily closing sales prices of a share of BMBC Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of FKF Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of BMBC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 3.1. For purposes of determining any fractional share interest, all shares of FKF Common Stock owned by an FKF shareholder shall be combined so as to calculate the maximum number of whole shares of BMBC Common Stock issuable to such FKF shareholder.

3.2.7. Return of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of FKF as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to BMBC. In such event, any former shareholders of FKF who have not theretofore complied with this Section 3.2 shall thereafter look only to BMBC with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the BMBC Common Stock deliverable in respect of each share of FKF Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BMBC, FKF, the Exchange Agent or any other person shall be liable to any former holder of shares of FKF Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

3.2.8. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by BMBC or the Exchange Agent, the posting by such person of a bond in such amount as BMBC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

3.2.9. Withholding Rights. BMBC or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of FKF Common Stock such amounts as BMBC (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by BMBC or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the FKF Common Stock in respect of whom such deduction and withholding were made by BMBC or the Exchange Agent.

3.2.10. Treatment of FKF Options and Restricted Shares. FKF Disclosure Schedule 3.2.10 sets forth all of the outstanding FKF Options as of the date hereof, which schedule includes, for each option grant, the name of the individual grantee, the date of grant, the exercise price, the vesting schedule and the expiration date.

(A) At the Effective Time, all FKF Options which are outstanding and unexercised immediately prior thereto shall, subject to the receipt of any necessary non-objection of the OTS or the FDIC, become fully vested and exercisable and be converted, in their entirety, automatically into fully vested and exercisable options to purchase shares of BMBC Common Stock (the “Continuing Options”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of FKF Option Plans):

(i) The number of shares of BMBC Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of FKF Common Stock subject to the FKF Options and the Option Exchange Ratio; provided that any fractional shares of BMBC Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

(ii) The exercise price per share of BMBC Common Stock under the Continuing Options shall be equal to the exercise price per share of FKF Common Stock under the FKF Options divided by the Option Exchange Ratio; provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to each option, whether or not an “incentive stock option” (as defined in Section 422 of the Code), shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Continuing Options shall be the same as the FKF Options, except that all references to FKF shall be deemed to be references to BMBC.

(B) At all times after the Effective Time, BMBC shall reserve for issuance such number of shares of BMBC Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted.

(C) Promptly following the Effective Time, BMBC shall cause to be registered on Form S-3 or Form S-8, as applicable (or any successor or other appropriate form), the shares of BMBC Common Stock subject to Continuing Options and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained in the related registration statement for so long as any such Continuing Options remain outstanding in the case of a Form S-8, or, in the case of a Form S-3, until the shares subject to such Continuing Options may be sold without a further holding period under Rule 144 promulgated under the Securities Act.

(D) Each outstanding award to receive a distribution of FKF Common Stock granted by FKF pursuant to the FKF RRP, which award is unvested immediately prior to the Effective Time, shall, subject to the receipt of any necessary non-objection from the OTS or the FDIC, vest and be free of any restrictions as of the Effective Time in accordance with the terms of the FKF RRP and be exchanged for the Merger Consideration as provided in Section 3.1.3. hereof.

3.2.11. Exercise of Continuing Options. Continuing Options may be exercised in accordance with the terms of the FKF Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.

3.2.12. Reservation of Shares. BMBC shall reserve for issuance a sufficient number of shares of the BMBC Common Stock for the purpose of issuing shares of BMBC Common Stock to the FKF shareholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FKF

FKF represents and warrants to BMBC that the statements contained in this Article IV are true and correct as of the date hereof and thereafter as of all times up to and including the Effective Time, subject to such qualifications and exceptions as are set forth in the FKF Disclosure Schedules delivered by FKF to BMBC on the date hereof. FKF has made a good faith effort to ensure that the disclosure on each schedule of the FKF Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the FKF Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of FKF shall include the Knowledge of FKB and each of the other FKF Subsidiaries.

4.1.	Organization.

4.1.1. FKF is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is duly registered as a savings and loan holding company under the Home Owners Loan Act, as amended (“HOLA”). FKF has the requisite corporate power and authority to carry on its business as now conducted. FKF is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.1.2. FKB is a federal savings bank duly organized and validly existing and in good standing under the laws of the United States. FKB has the requisite corporate power and authority to carry on its business as now conducted. FKB is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The deposits of FKB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by FKB when due. FKB is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.1.3. FKF Disclosure Schedule 4.1.3 sets forth each FKF Subsidiary. Each FKF Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each FKF Subsidiary has the requisite corporate or other entity power and authority to carry on its business as now conducted. Each FKF Subsidiary is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.1.4. The respective minute books of FKF and each FKF Subsidiary accurately record all material corporate or other entity actions of their respective shareholders and boards of directors, or their other entity equivalents (including committees).

4.1.5. Prior to the date of this Agreement, FKF has made available to BMBC true and correct copies of the articles of incorporation, charter and bylaws, or their other entity equivalents, of FKF and the FKF Subsidiaries, each as in effect as of the date hereof.

4.2. Capitalization.

4.2.1. The authorized capital stock of FKF consists of 20,000,000 shares of common stock, $0.01 par value per share, of which 2,432,998 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights. There are 279,558 shares of FKF Common Stock held by FKF as Treasury Stock. Neither FKF nor any FKF Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FKF Common Stock, or any other security of FKF or an FKF Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of FKF Common Stock or any other security of FKF or any FKF Subsidiary, or pursuant to which FKF or any FKF Subsidiary is or could be required to register shares of FKF capital stock or other securities under the Securities Act, other than (a) shares issuable under the FKF Option Plans and (b) the shares issuable under the FKF RRP. FKF Disclosure Schedule 4.2.1 sets forth the name of each holder of options to purchase FKF Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

4.2.2. FKF owns all of the capital stock of FKB, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the FKF Subsidiaries, FKF does not possess, directly or indirectly, any equity interest in any corporate entity, except for equity interests held in the investment portfolios of FKF Subsidiaries, equity interests held by FKF Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of FKF Subsidiaries, including stock in the FHLB. Except as set forth on FKF Disclosure Schedule 4.2.2, either FKF or FKB, directly or indirectly, owns all of the outstanding shares of capital stock of or all equity interests in each FKF Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

4.2.3. Except as set forth on FKF Disclosure Schedule 4.2.3, to the Knowledge of FKF, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FKF Common Stock.

4.2.4. FKF Disclosure Schedule 4.2.4 sets forth FKF’s and all FKF Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any Person other than an FKF Subsidiary, where such ownership interest is equal to or greater than five percent (5%) of the total ownership interest of such Person.

4.3. Authority; No Violation.

4.3.1. FKF has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of this Agreement by FKF’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FKF and the consummation by FKF of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of FKF, and no other corporate proceedings on the part of FKF, except for the approval of the FKF shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by FKF, and subject to approval by the shareholders of FKF and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by BMBC, constitutes the valid and binding obligation of FKF, enforceable against FKF in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.3.2. Subject to receipt of Regulatory Approvals and FKF’s and BMBC’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of FKF, (a) the execution and delivery of this Agreement by FKF, (b) the consummation of the transactions contemplated hereby, and (c) compliance by FKF with any of the terms or provisions hereof does not and will not (i) conflict with or result in a breach of any provision of the articles of incorporation, certificate of formation, limited liability company agreement, bylaws, or other similar organizational or governing document of FKF or any FKF Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FKF or any FKF Subsidiary or any of their respective properties or assets; (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FKF or any

FKF Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected; (iv) cause BMBC to become subject to, or to become liable for, the payment of any tax; or (v) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by FKF or any FKF Subsidiary.

4.3.3. The FKF Board of Directors has approved this Agreement and has directed that this Agreement be submitted to FKF’s shareholders for consideration at a duly held meeting of such shareholders and, except for the approval of this Agreement by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote at a duly held meeting of such shareholders, no other proceedings on the part of FKF are necessary to approve this Agreement or to consummate the transactions contemplated hereby.

4.4. Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of BMBC Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BMBC Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of FKF, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (i) the execution and delivery of this Agreement by FKF, and (ii) the completion of the Merger and the Bank Merger by FKF and the other transactions contemplated by this Agreement. FKF has no reason to believe that any Regulatory Approvals or other required consents or approvals will not be received.

4.5. Reports, Regulatory Matters, Financial Statements.

4.5.1. The FKF Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements. FKF has previously made available to BMBC the FKF Regulatory Reports.

4.5.2. FKF has previously made available to BMBC the FKF Financial Statements. The FKF Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), the consolidated financial position, results of operations and cash flows of FKF and the FKF Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

4.5.3. At the date of each balance sheet included in the FKF Financial Statements or the FKF Regulatory Reports, neither FKF nor FKB, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FKF Financial Statements or FKF Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes. The FKF Financial Statements have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and the FKF Regulatory Reports and all other books and records of FKF and the FKF Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.

4.5.4. The records, systems, controls, data and information of FKF and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FKF or its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.5.4. FKF (a) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (b) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to FKF, including the FKF Subsidiaries, is made known to the chief executive officer and the chief financial officer of FKF by others within those entities, and (c) has disclosed, based on its most recent evaluation prior to the date hereof, to FKF’s outside auditors and the audit committee of FKF’s Board of Directors (the “FKF Audit Committee”) (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect FKF’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FKF’s internal control over financial reporting. These disclosures (if any) were made in writing by management to FKF’s auditors and the FKF Audit Committee and a copy has previously been made available to BMBC. As of the date hereof, to the Knowledge of FKF’s chief executive officer and chief financial officer, each of them will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

4.5.5. Since June 30, 2009, (a) neither FKF nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of FKF or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FKF or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that FKF or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (b) no attorney representing FKF or any of its Subsidiaries, whether or not employed by FKF or any of its Subsidiaries, has reported evidence of a violation of Securities Laws, breach of fiduciary duty or similar violation by FKF or any of its officers, directors, employees or agents to the Board of Directors of FKF or any committee thereof or to any director or officer of FKF.

4.6.	Taxes.

4.6.1. FKF and the FKF Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). FKF and each FKF Subsidiary has timely and duly filed all Tax Returns required to be filed by or with respect to FKF and every FKF Subsidiary, either separately or as a member of a group of corporations, on or prior to the Closing Date, taking into account any extensions (all such Tax Returns being accurate and correct in all material respects) and has duly paid or made provisions that are adequate for the payment of all Taxes which have been incurred by or are due or claimed to be due from FKF and any FKF Subsidiary by any Taxing Authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which (a) are not delinquent, (b) are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the FKF Financial Statements, or (c) have not yet been fully determined. Except as set forth in FKF Disclosure Schedule 4.6.1, as of the date of this Agreement, FKF has received no written notice of, and there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of FKF or any FKF Subsidiary, and no written claim has been made by any Taxing Authority in a jurisdiction where FKF or any FKF Subsidiary does not file Tax Returns that FKF or any FKF Subsidiary is subject to Tax in that jurisdiction. FKF and the FKF Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. FKF and each FKF Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and FKF and each FKF Subsidiary has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. The United States federal and state income Tax Returns of FKF and each FKF Subsidiary subject to such Taxes have been audited by the IRS or relevant state Tax Authorities or are closed by the applicable statute of limitations for all taxable years through September 30, 1999.

4.6.2. FKF and each FKF Subsidiary has not disposed of property in a transaction presently being accounted for under the installment method under Section 453 of the Code. No excess loss account exists with respect to any FKF Subsidiary. FKF and each FKF Subsidiary is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting and FKF has no Knowledge that the IRS has proposed such adjustment in accounting method. Except as described in the FKF Disclosure Schedule 4.6.2, the acquisition of the FKF Common Stock will not be a factor causing any payments to be made by FKF and each FKF Subsidiary not to be deductible (in whole or in part) pursuant to Sections 280G, 404 or 162(m) of the Code. There are no rulings, requests for rulings, or closing agreements with any Taxing Authority specifically requested or entered into by FKF or a FKF Subsidiary, which could affect their respective Taxes for any period after the Closing. All transactions that could give rise to an understatement of federal income Tax (within the meaning of Sections 6662 and 6662A of the Code) with respect to the FKF and each FKF Subsidiary were adequately disclosed on Tax Returns to the extent required under the Code. There are no liens for Taxes upon any property or assets of FKF and each FKF Subsidiary except for liens for current Taxes, assessments, and other governmental charges not yet due, or which may thereafter be paid without penalty.

4.7. No Material Adverse Effect.

FKF has not suffered any Material Adverse Effect since June 30, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FKF.

4.8. Material Contracts; Leases; Defaults.

4.8.1. Except as set forth in FKF Disclosure Schedule 4.8.1, neither FKF nor any FKF Subsidiary is a party to or subject to: (a) any employment, consulting or severance contract, “change in control” or termination contract or arrangement with any past or present officer, director, employee or independent contractor of FKF or any FKF Subsidiary, except for “at will” arrangements; (b) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors, employees or independent contractors of FKF or any FKF Subsidiary; (c) any collective bargaining agreement with any labor union relating to employees of FKF or any FKF Subsidiary; (d) any agreement which by its terms limits the payment of dividends by FKF or any FKF Subsidiary; (e) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which FKF or any FKF Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to

BMBC or any BMBC Subsidiary; (f) any other agreement, written or oral, that obligates FKF or any FKF Subsidiary for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), (g) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by FKF or any FKF Subsidiary; (h) any contract, plan or arrangement which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the Code; (i) any lease for real property; (j) any contract or arrangement with any broker-dealer or investment adviser; (k) any investment advisory contract with any investment company registered under the Investment Company Act of 1940; (l) any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization; or (m) any other material agreement.

4.8.2. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in FKF Disclosure Schedule 4.8.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither FKF nor any FKF Subsidiary is in default in any respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.8.3. True and correct copies of the agreements, contracts, arrangements and instruments referred to in Section 4.8.1 and 4.8.2 (“Material Contracts”) have been made available to BMBC on or before the date hereof, and are valid, binding and in full force and effect on the date hereof and neither FKF nor any FKF Subsidiary (nor, to the Knowledge of FKF, any other party to any such contract, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any Material Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of FKF or any of the FKF Subsidiaries under any Material Contract. Except as listed on FKF Disclosure Schedule 4.8.3, no party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

4.8.4. Except as set forth on FKF Disclosure Schedule 4.8.4, since September 30, 2008, through and including the date of this Agreement, except as publicly disclosed by FKF in the Securities Documents filed or furnished by FKF prior to the date hereof, neither FKF nor any FKF Subsidiary has (a) except for (i) normal increases for employees (other than officers and directors subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, or (ii) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 2008 (which amounts have been previously made available to BMBC), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on FKF Disclosure Schedule 4.12.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (b) granted any options to purchase shares of FKF Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under FKF Option Plans, (c) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (d) made any election for federal or state income tax purposes, (e) made any change in the credit policies or procedures of FKF or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (f) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (g) entered into any lease of real or personal property requiring annual payments in excess of $50,000, (h) changed any accounting methods, principles or practices of FKF or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (i) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9. Ownership of Property; Insurance Coverage.

4.9.1. FKF and each FKF Subsidiary has good and, as to real property, marketable title to all assets and properties owned by FKF or each FKF Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FKF Regulatory Reports and in the FKF Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (a) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an FKF Subsidiary acting in a fiduciary capacity, (b) statutory liens for amounts not yet delinquent or which are being contested in good faith, (c) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (d) those described and reflected in the FKF Financial Statements. FKF and the FKF Subsidiaries, as lessee, have the right under valid and enforceable leases of real and personal properties used by FKF and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither FKF or any FKF Subsidiary is in default under any lease for any real or personal property to which either FKF or any FKF Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such a default. FKF is not a party to any agreement pursuant to which it has securitized any of its assets.

4.9.2. With respect to all agreements pursuant to which FKF or any FKF Subsidiary has purchased securities subject to an agreement to resell, if any, FKF or such FKF Subsidiary, as the case may be, has a valid, perfected, first priority lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.9.3. FKF and each FKF Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither FKF nor any FKF Subsidiary, except as disclosed in FKF Disclosure Schedule 4.9.3, has received notice from any insurance carrier during the past five years that (a) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (b) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. Except as set forth in FKF Disclosure Schedule 4.9.3, there are presently no claims pending under such policies of insurance and no notices have been given by FKF or any FKF Subsidiary under such policies (other than with respect to health or disability insurance). FKF and all FKF Subsidiaries maintain such fidelity bonds and errors and omissions insurance as may be customary or required under applicable laws or regulations. All such insurance is valid and enforceable and in full force and effect, and within the last three years FKF and each FKF Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any claims submitted under any of its insurance policies. FKF Disclosure Schedule 4.9.3 identifies all policies of insurance maintained by FKF and each FKF Subsidiary as well as the other matters required to be disclosed under this Section.

4.9.4. All real property owned by FKF or an FKF Subsidiary is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on such real property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the Knowledge of FKF, threatened condemnation proceedings against such real property. FKF and the applicable FKF Subsidiaries are in material compliance with all applicable health and safety related requirements for the owned real property, including those under the Americans with Disabilities Act of 1990 and the Occupational Safety and Health Act of 1970. Insurance is currently maintained on all property, including all owned real property, in amounts, scope and coverage reasonably necessary for its operations. Neither FKF nor any FKF Subsidiary has received any written notice of termination, nonrenewal or premium adjustment for such policies.

4.10. Legal Proceedings.

Neither FKF nor any FKF Subsidiary is a party to any, and there are no pending or, to FKF’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against FKF or any FKF Subsidiary, (b) to which FKF or any FKF Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, (d) which could adversely affect the ability of FKF or FKB to perform under this Agreement, or (e) which would be reasonably likely to materially impair FKF’s or any FKF Subsidiary’s ability to operate its business as currently conducted or proposed to be conducted post-Merger.

4.11. Compliance With Applicable Law.

4.11.1. Each of FKF and each FKF Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, HOLA, the Federal Reserve Act, FDIA, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither FKF nor any FKF Subsidiary has received any written notice to the contrary. The Board of Directors of FKB has adopted and FKB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

4.11.2. Each of FKF and each FKF Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, no suspension or cancellation of any such permit, license, certificate, order or approval is, to the Knowledge of FKF, threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

4.11.3. Other than those listed on FKF Disclosure Schedule 4.11.3, for the period beginning January 1, 2008, neither FKF nor any FKF Subsidiary has received any written notification or other communication from any Bank Regulator (a) asserting that FKF or any FKF Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (b) threatening to revoke any license, franchise, permit or governmental authorization; (c) requiring, or threatening to require, FKF or any FKF Subsidiary, or indicating that FKF or any FKF Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit the operations of FKF or any FKF Subsidiary, including without limitation any restriction on the payment of dividends; or (d) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FKF or any FKF Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “FKF Regulatory Agreement”). Except as disclosed on FKF Disclosure Schedule 4.11.3, neither FKF nor any FKF Subsidiary is a party to or is subject to any order, decree, agreement, memorandum or understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Bank Regulator or any federal or state governmental agency or authority charged with the supervision or regulation of issuers of securities or the supervision or regulation of it. The most recent regulatory rating given to FKB as to compliance with the CRA is satisfactory or better. There are no unresolved violations, criticism, or exception by any Regulatory Authority with respect to any FKF Regulatory Agreement. There is no injunction, order, judgment or decree imposed upon FKF or any FKF Subsidiary or the assets of FKF or any FKF Subsidiary.

4.11.4. Since the enactment of the Sarbanes-Oxley Act of 2002, FKF has been and is in compliance in all material respects with (a) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (b) the applicable listing and corporate governance rules and regulations of the Nasdaq. FKF Disclosure Schedule 4.11.4 sets forth, as of September 30, 2009, a schedule of all executive officers and directors of FKF who have outstanding loans from FKF or FKB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.11.5. To FKF’s Knowledge, none of FKF’s or FKF Subsidiary’s officers, directors, managers, members, employees or partners, has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct that has led to any fine, penalty, sanction or liability. FKF has no Knowledge of any actual, possible or proposed disciplinary action by any Governmental Entity against any of FKF’s or any FKF Subsidiary’s officers, directors, managers, members, partners or employees.

4.12. Employee Benefit Plans.

4.12.1. FKF Disclosure Schedule 4.12.1 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other benefit policies and procedures), fringe benefit plans, employment, consulting, settlement and change in control agreements and all other benefit practices, policies and arrangements maintained by FKF or any FKF Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of FKF or any FKF Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “FKF Compensation and Benefit Plans”). Neither FKF nor any FKF Subsidiary has any commitment to create any additional FKF Compensation and Benefit Plan or to modify, change or renew any existing FKF Compensation and Benefit Plan, except as required to maintain the qualified status thereof. FKF has made available to BMBC true and correct copies of the agreements or other documents establishing and evidencing the FKF Compensation and Benefit Plans.

4.12.2. Except as disclosed in FKF Disclosure Schedule 4.12.2, each FKF Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act of 1967, COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each FKF Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and FKF is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no pending or, to the Knowledge of FKF, threatened action, suit or claim relating to any of the FKF

Compensation and Benefit Plans (other than routine claims for benefits). Neither FKF nor any FKF Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any FKF Compensation and Benefit Plan that would reasonably be expected to subject FKF or any FKF Subsidiary to an unpaid tax or penalty imposed by either Sections 4975, 4980B or 5000 of the Code or Section 502 of ERISA.

4.12.3. No liability under Title IV of ERISA has been incurred by FKF or any FKF Subsidiary during the six (6) year period prior to the date of this Agreement with respect to any FKF Compensation and Benefit Plan which is subject to Title IV of ERISA (“FKF Pension Plan”) currently or formerly maintained by FKF or any entity which is considered one employer with FKF under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “FKF ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a risk to FKF or any FKF ERISA Affiliate of incurring a liability under such Title. No FKF Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each FKF Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such FKF Pension Plan as of the end of the most recent plan year with respect to the respective FKF Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such FKF Pension Plan as of the date hereof; there is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither FKF nor any FKF ERISA Affiliate has contributed to or has or had any obligation to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither FKF, nor any FKF ERISA Affiliate, nor any FKF Compensation and Benefit Plan, including any FKF Pension Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which FKF, any FKF ERISA Affiliate, and any FKF Compensation and Benefit Plan, including any FKF Pension Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the Code.

4.12.4. All contributions required to be made under the terms of any FKF Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on FKF’s consolidated financial statements to the extent required by GAAP. FKF and each FKF Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable FKF Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.12.5. Neither FKF nor any FKF Subsidiary has any obligations to provide retiree health, life insurance, death benefits, or disability insurance, except as set forth in FKF Disclosure Schedule 4.12.5, under any FKF Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in FKF Disclosure Schedule 4.12.5, there has been no communication to employees by FKF or any FKF Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits.

4.12.6. FKF and its Subsidiaries do not maintain any FKF Compensation and Benefit Plans covering employees who are not United States residents.

4.12.7. With respect to each FKF Compensation and Benefit Plan, if applicable, FKF has provided or made available to BMBC copies of the: (a) trust instruments and insurance contracts; (b) three most recent Forms 5500 filed with the IRS, including all schedules and attachments thereto; (c) three most recent actuarial reports and financial statements; (d) most recent summary plan description; (e) most recent determination letter issued by the IRS; (f) any Form 5310 or Form 5330 filed with the IRS within the last three years; (g) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (h) PBGC Form 500 and 501 filings, along with any Notice of Intent to Terminate, ERISA Section 204(h) Notice, Notice of Plan Benefits, and all other documentation related to the prior termination of a FKF Pension Plan.

4.12.8. Except as provided in FKF Disclosure Schedule 4.12.8 and in Section 3.2.10., the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (a) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (b) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any FKF Compensation and Benefit Plan, (c) result in any increase in benefits payable under any FKF Compensation and Benefit Plan, or (d) entitle any current or former employee or director of FKF or any FKF Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

4.12.9. Except as disclosed in FKF Disclosure Schedule 4.12.9, neither FKF nor any FKF Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.12.10. Except as disclosed in FKF Disclosure Schedule 4.12.10, all deferred compensation plans, programs or arrangements are in compliance, both in form and operation, with Section 409A of the Code and all guidance issued thereunder.

4.12.11. Except as disclosed in FKF Disclosure Schedule 4.12.11, there are no stock options, restricted stock awards, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the FKF Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.12.12. FKF Disclosure Schedule 4.12.12 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees whose annual rate of salary is $75,000 or greater, of FKB or FKF, their title and rate of salary, and their date of hire.

4.13. Brokers, Finders and Financial Advisors.

Neither FKF nor any FKF Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners (“Sandler”) by FKF and the fee payable pursuant thereto. A true and correct copy of the engagement agreement with Sandler, setting forth the fee payable to Sandler for its services rendered to FKF in connection with the Merger and transactions contemplated by this Agreement, is attached to FKF Disclosure Schedule 4.13.

4.14. Environmental Matters.

4.14.1. Except as may be set forth in FKF Disclosure Schedule 4.14, with respect to FKF and each FKF Subsidiary:

(A) To FKF’s Knowledge, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including FKF Participation Facilities) (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of or gives rise to any potential material liability under, any Environmental Laws that is reasonably likely to impose a material liability (including a remediation obligation) upon FKF or any FKF Subsidiary. No condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FKF or any FKF Subsidiary by reason of any Environmental Laws. Neither FKF nor any FKF Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that FKF or any FKF Subsidiary or the operation or condition of any property ever owned, operated (including FKF Participation Facilities), or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability may be reasonably likely to be imposed upon FKF or any FKF Subsidiary;

(B) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the FKF’s Knowledge, threatened, before any court, governmental agency or other forum against FKF or any FKF Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by FKF or any FKF Subsidiary;

(C) Except as set forth in FKF Disclosure Schedule 4.14, to FKF’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by FKF or any of the FKF Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by FKF or any of the FKF Subsidiaries or any FKF Participation Facility except in compliance with Environmental Laws; and

(D) “FKF Participation Facility” shall mean any facility in which FKF or its Subsidiaries participates in the management, whether as a fiduciary, lender in control of the facility, owner or operator.

4.15. Loan Portfolio.

4.15.1. The allowance for loan losses reflected in FKF’s audited consolidated balance sheet at September 30, 2008 was, and the allowance for loan losses shown on the balance sheets in FKF’s Securities Documents for periods ending after September 30, 2008 was, adequate, as of the dates thereof, under GAAP.

4.15.2. FKF Disclosure Schedule 4.15.2 sets forth a listing, as of September 30, 2009, by account, of: (a) all loans (including loan participations) of FKB or any other FKF Subsidiary that have had their respective terms to maturity accelerated during the past twelve months; (b) all loan commitments or lines of credit of FKB or any other FKF Subsidiary which have been terminated by FKB or any other FKF Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (c) each borrower, customer or other party which has notified FKB or any other FKF Subsidiary during the past twelve months of, or has asserted against FKB or any other FKF Subsidiary, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party which has given FKB or any other FKF Subsidiary any oral notification of, or orally asserted to or against FKB or any other FKF Subsidiary, any such claim; (d) all loans, (i) that are contractually past due 90 days or more in the payment of principal and/or interest, (ii) that are on non-accrual status, (iii) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (iv) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (v) where a specific reserve allocation exists in connection therewith, and (e) all assets classified by FKB or any FKB Subsidiary as OREO, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.15.3. All loans receivable (including discounts) and accrued interest entered on the books of FKF and the FKF Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of FKF’s or the appropriate FKF Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts), and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto, are valid, true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of FKF and the FKF Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are being transferred with good and marketable title, free and clear of any and all encumbrances, liens, pledges, equities, claims, charges, rights of first refusal or similar rights or security interests of any nature encumbering such loan and are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests that are legal, valid and binding obligations of the maker thereof, enforceable in accordance with the respective terms thereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles affecting the enforcement of creditors’ rights, which have been perfected.

4.16. Securities Documents.

FKF has made available to BMBC copies of its (a) annual reports on Form 10-K for the years ended September 30, 2008, 2007 and 2006, (b) quarterly reports on Form 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009, and (c) proxy materials used or for use in connection with its meetings of shareholders held in 2009, 2008 and 2007. Such reports and proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

4.17. Related Party Transactions.

Except as set forth in FKF Disclosure Schedule 4.17, neither FKF nor any FKF Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of FKF or any FKF Affiliate. Except as set forth in FKF Disclosure Schedule 4.17, all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Exchange Act). No loan or credit accommodation to any Affiliate of FKF or any FKF Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither FKF nor any FKF Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by FKF is inappropriate.

4.18. Deposits.

As of the date of this Agreement, none of the deposits of FKF or any FKF Subsidiary is a “brokered deposit” as defined in 12 CFR Section  337.6(a)(2).

4.19. Antitakeover Provisions Inapplicable; Required Vote.

FKF and its Subsidiaries have taken all actions required to exempt BMBC, BMT, the Merger, the Bank Merger, the Agreement and the transactions contemplated hereby from any provisions of an anti-takeover nature contained in FKF’s or its Subsidiaries’ organizational documents, and the provisions of any applicable federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations, including provisions of such nature set forth in Chapter 25 of the PBCL. The affirmative vote of a majority of the votes cast by holders of FKF Common Stock entitled to vote at a duly held meeting of such shareholders is required to approve this Agreement and the Merger under FKF’s articles of incorporation and the PBCL. FKF shareholders do not have dissenters rights with respect to the Merger under the PBCL.

4.20. Registration Obligations.

Neither FKF nor any FKF Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.21. Risk Management Instruments.

All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FKF’s own account, or for the account of one or more of FKF’s Subsidiaries or their customers (all of which are set forth in FKF Disclosure Schedule 4.21), were entered into in the ordinary course of business consistent with past practice and in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisors) and to bear the risks of such transactions; and each of them constitutes the valid and legally binding obligation of FKF or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither FKF nor any FKF Subsidiary, nor to the Knowledge of FKF any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any respect and there are no allegations or assertions of such by any party thereunder.

4.22. Fairness Opinion.

FKF has received an oral opinion from Sandler to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of FKF pursuant to this Agreement is fair to such shareholders from a financial point of view, which opinion will be confirmed in a writing dated as of the date of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23. Trust Accounts.

FKB and each of its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. None of FKB, any other FKF Subsidiary, or any of their respective directors, officers or employees, has committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.24. Intellectual Property.

FKF and each FKF Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are required to conduct their respective businesses as currently conducted. Neither FKF nor any FKF Subsidiary has received any notice or has any Knowledge of any conflict with respect thereto that asserts the rights of others. FKF and each FKF Subsidiary has performed all of the obligations required to be performed as of the date of this Agreement, and is not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. The conduct of the business of FKF and each FKF Subsidiary as currently conducted or proposed to be conducted does not infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party. FKF and each FKF Subsidiary owns or possesses confidential information, including, but not limited to, customer lists and customer data. FKF and each FKF Subsidiary represents and warrants that such confidential information has not been disclosed to any third parties other than to their Affiliates, third parties with which they have contractual nondisclosure agreements or BMBC and its Affiliates.

4.25. Labor Matters.

There are no labor or collective bargaining agreements to which FKF or any FKF Subsidiary is a party. There is no union organizing effort pending or to the Knowledge of FKF, threatened against FKF or any FKF Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of FKF, threatened against FKF or any FKF Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of FKF, threatened against FKF or any FKF Subsidiary (other than routine employee grievances that are not related to union employees). FKF and each FKF Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. FKF and each FKF Subsidiary represents that they have not made any commitments to others inconsistent with or in derogation of any of the foregoing. There are no pending or, to the Knowledge of FKF, threatened claims or suits against FKF or any FKF Subsidiary under any labor or employment law or brought or made by a current or former employee or applicant.

4.26. FKF Information Supplied.

4.26.1. The information relating to FKF and any FKF Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.26.2. The information supplied by FKF and any FKF Subsidiary for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

4.27. Subordinated Debentures; Trust Preferred Securities.

4.27.1. No “Extension Interest Payment Period” (as such term is defined in the Indenture) is currently in effect and all amounts due and payable on the Subordinated Debentures and the Trust Preferred Securities have been paid and continue to be paid on a current basis as they accrue; provided, however, that FKF may invoke the right under the Indenture to defer payments as permitted thereby so long as prompt written notice thereof is provided by FKF to BMBC.

4.27.2. There is no default or event of default under, or other breach or violation of, the Indenture, the Declaration of Trust, any Capital Securities Guarantee or any Common Securities Guarantee that has occurred and is continuing as of the date hereof. Further, subject to the execution of a supplemental indenture in accordance with the terms of the Indenture, neither the execution, delivery and performance of this Agreement by FKF and its Subsidiaries, nor the consummation of the Merger, the Bank Merger or any of the other transactions contemplated hereby, will cause a default or event of default under, or other breach or violation of, the Indenture, the Declaration of Trust, any Capital Securities Guarantee or any Common Securities Guarantee.

4.28. Investment Securities and Commodities

4.28.1. FKF and all FKF Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any liens and encumbrances, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of FKF or FKF Subsidiaries. Such securities and commodities are valued on the books of FKF in accordance with GAAP.

4.28.2. FKF and all FKF Subsidiaries and their respective businesses employ, and have acted in compliance in all material respects with, investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that FKF believes are prudent and reasonable in the context of such businesses. Before the date hereof, FKF has made available to BMBC in writing its material Policies, Practices and Procedures.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BMBC

BMBC represents and warrants to FKF that the statements contained in this Article V are true and correct as of the date hereof and thereafter as of all times up to and including the Effective Time, subject to such qualifications and exceptions as are set forth in the BMBC Disclosure Schedules delivered by BMBC to FKF on the date hereof. BMBC has made a good faith effort to ensure that the disclosure on each schedule of the BMBC Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the BMBC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of BMBC shall include the Knowledge of BMT and the other BMBC Subsidiaries.

5.1. Organization.

5.1.1. BMBC is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. BMBC has the requisite corporate power and authority to carry on its business as now conducted. BMBC is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.1.2. BMT is a Pennsylvania chartered bank duly organized and validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. BMT has the requisite corporate power and authority to carry on its business as now conducted. BMT is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. The deposits of BMT are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. BMT is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.1.3. BMBC Disclosure Schedule 5.1.3 sets forth each BMBC Subsidiary. Each BMBC Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each BMBC Subsidiary has the requisite corporate or other entity power and authority to carry on its business as now conducted. Each BMBC Subsidiary is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.1.4. The respective minute books of BMBC and each BMBC Subsidiary accurately record all material corporate or other entity actions of their respective shareholders and boards of directors, or their other entity equivalents (including committees).

5.1.5. Prior to the date of this Agreement, BMBC has made available to FKF true and correct copies of the articles of incorporation and bylaws, or their other entity equivalents, of BMBC and the BMBC Subsidiaries, each as in effect as of the date hereof.

5.2. Capitalization.

5.2.1. The authorized capital stock of BMBC consists of 100,000,000 shares of common stock, $1.00 par value per share, of which 8,783,161 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights. There are 2,919,664 shares of BMBC Common Stock held by BMBC as treasury stock. Neither BMBC nor any BMBC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of BMBC Common Stock, or any other security of BMBC or any securities representing the right to vote, purchase or otherwise receive any shares of BMBC Common Stock or any other security of BMBC or any BMBC Subsidiary, or pursuant to which BMBC or any BMBC Subsidiary is or could be required to register shares of BMBC capital stock or other securities under the Securities Act, other than shares issuable under the BMBC Stock Benefit Plans.

5.2.2. BMBC owns all of the capital stock of BMT free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the BMBC Subsidiaries, BMBC does not possess, directly or indirectly, any equity interest in any corporate entity, except for equity interests held in the investment portfolios of BMBC Subsidiaries, equity interests held by BMBC Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of BMBC Subsidiaries, including stock in the FHLB. Except as set forth on BMBC Disclosure Schedule 5.2.2, either BMBC or BMT, directly or indirectly, owns all of the outstanding shares of capital stock of or all equity interests in each BMBC Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

5.2.3. Except as set forth on BMBC Disclosure Schedule 5.2.3, to the Knowledge of BMBC, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of BMBC Common Stock.

5.2.4. BMBC Disclosure Schedule 5.2.4 sets forth BMBC’s and all BMBC Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any Person other than a BMBC Subsidiary, where such ownership interest is equal to or greater than five percent (5%) of the total ownership interest of such Person.

5.3. Authority; No Violation.

5.3.1. BMBC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by BMBC and the consummation by BMBC of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of BMBC, and no other corporate proceedings on the part of BMBC, are necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by BMBC, and subject to receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by FKF, constitutes the valid and binding obligation of BMBC, enforceable against BMBC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.3.2. Subject to receipt of Regulatory Approvals and FKF’s and BMBC’s compliance with any conditions contained therein, (a) the execution and delivery of this Agreement by BMBC, (b) the consummation of the transactions contemplated hereby, and (c) compliance by BMBC with any of the terms or provisions hereof does not and will not (i) conflict with or result in a breach of any provision of the articles of incorporation, certificate of formation, limited liability company agreement, bylaws or other similar organizational or governing document of BMBC or any BMBC Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BMBC or any BMBC Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of BMBC or any BMBC Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected (iv) cause FKF to become subject to, or to become liable for, the payment of any tax; or (v) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by BMBC or any BMBC Subsidiary.

5.4. Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of BMBC Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BMBC Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of FKF, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (i) the execution and delivery of this Agreement by BMBC, and (ii) the completion of the Merger and the Bank Merger by BMBC and the other transactions contemplated by this Agreement. BMBC has no reason to believe that any Regulatory Approvals or other required consents or approvals will not be received.

5.5. Financial Statements.

5.5.1. BMBC has previously made available to FKF the BMBC Financial Statements. The BMBC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein) the consolidated financial position, results of operations and cash flows of BMBC and the BMBC Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.5.2. At the date of each balance sheet included in the BMBC Financial Statements, BMBC did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such BMBC Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes. The BMBC Financial Statements have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and all other books and records of BMBC and the BMBC Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.

5.5.3. The records, systems, controls, data and information of BMBC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BMBC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.5.3. BMBC (a) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (b) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BMBC, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of BMBC by others within those entities, and (c) has disclosed, based on its most recent evaluation prior to the date hereof, to BMBC’s outside auditors and the audit committee of BMBC’s Board of Directors (the “BMBC Audit Committee”) (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BMBC’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BMBC’s internal control over financial reporting. These disclosures (if any) were made in writing to BMBC’s auditors and the BMBC Audit Committee and a copy has previously been made available to FKF. As of the date hereof, to the Knowledge of BMBC’s chief executive officer and chief financial officer, each of them will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

5.5.4. The allowance for loan and lease losses reflected in BMBC’s audited consolidated balance sheet at December 31, 2008 was, and the allowance for loan and lease losses shown on the balance sheets in BMBC’s Securities Documents for periods ending after December 31, 2008 was, adequate, as of the dates thereof, under GAAP.

5.5.5. Since June 30, 2009, (a) neither BMBC nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of BMBC or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of BMBC or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that BMBC or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (b) no attorney representing BMBC or any of its Subsidiaries, whether or not employed by BMBC or any of its Subsidiaries, has reported evidence of a violation of Securities Laws, breach of fiduciary duty or similar violation by BMBC or any of its officers, directors, employees or agents to the Board of Directors of BMBC or any committee thereof or to any director or officer of BMBC.

5.6. Taxes.

5.6.1. BMBC and the BMBC Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). BMBC and each BMBC Subsidiary has timely and duly filed all Tax Returns required to be filed by or with respect to BMBC and each BMBC Subsidiary, either separately or as a member of a group of corporations, on or prior to the Closing Date, taking into account any extensions (all such Tax Returns being accurate and correct in all material respects) and has duly paid or made provisions that are adequate for the payment of all Taxes which have been incurred by or are due or claimed to be due from BMBC and any BMBC Subsidiary by any Taxing Authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which (a) are not delinquent, (b) are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the BMBC Financial Statements, or (c) have not yet been fully determined. Except as set forth on BMBC Disclosure Schedule 5.6.1, as of the date of this Agreement, BMBC has received no written notice of, and there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of BMBC or any BMBC Subsidiary, and no written claim has been made by any Taxing Authority in a jurisdiction where BMBC or any BMBC Subsidiary does not file Tax Returns that BMBC or any BMBC Subsidiary is subject to Tax in that jurisdiction. BMBC and the BMBC Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. BMBC and each BMBC Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and BMBC and each BMBC Subsidiary has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. The United States federal and state income Tax Returns BMBC and each BMBC Subsidiary subject to such Taxes have been audited by the IRS or relevant state Tax Authorities or are closed by the applicable statute of limitations for all taxable years through December 31, 2005.

5.6.2. BMBC and each BMBC Subsidiary has not disposed of property in a transaction presently being accounted for under the installment method under Section 453 of the Code. No excess loss account exists with respect to any BMBC Subsidiary. BMBC and each BMBC Subsidiary is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting and BMBC has no Knowledge that the IRS has proposed such adjustment in accounting method. There are no rulings, requests for rulings, or closing agreements with any Taxing Authority specifically requested or entered into by BMBC or a BMBC Subsidiary, which could affect their respective Taxes for any period after the Closing. All transactions that could give rise to an understatement of federal income Tax (within the meaning of Sections 6662 and 6662A of the Code) with respect to the BMBC and each BMBC Subsidiary were adequately disclosed on Tax Returns to the extent required under the Code. There are no liens for Taxes upon any property or assets of BMBC and each BMBC Subsidiary except for liens for current Taxes, assessments, and other governmental charges not yet due, or which may thereafter be paid without penalty.

5.7. No Material Adverse Effect.

BMBC has not suffered any Material Adverse Effect since June 30, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on BMBC.

5.8. Ownership of Property; Insurance Coverage.

BMBC and each BMBC Subsidiary has good and, as to real property, marketable title to all assets and properties owned by BMBC or each BMBC Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the BMBC Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (a) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a BMBC Subsidiary acting in a fiduciary capacity, (b) statutory liens for amounts not yet delinquent or which are being contested in good faith, (c) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (d) those described and reflected in the BMBC Financial Statements. BMBC and the BMBC Subsidiaries, as lessee, have the right under valid and enforceable leases of real and personal properties used by BMBC and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither BMBC or any BMBC Subsidiary is in default under any lease for any real or personal property to which either BMBC or any BMBC Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such a default.

5.9. Legal Proceedings.

Neither BMBC nor any BMBC Subsidiary is a party to any, and there are no pending or, to the Knowledge of BMBC, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (a) against BMBC or any BMBC Subsidiary, (b) to which BMBC or any BMBC Subsidiary’s assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, (d) which could adversely affect the ability of BMBC to perform under this Agreement, or (e) which would be reasonably likely to materially impair BMBC’s or any BMBC Subsidiary’s ability to operate its business as currently conducted or proposed to be conducted post-Merger.

5.10. Compliance With Applicable Law.

5.10.1. Each of BMBC and each BMBC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Pennsylvania Banking Code of 1965, the Federal Reserve Act, the Federal Deposit Insurance Act, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither BMBC nor any BMBC Subsidiary has received any written notice to the contrary. The Board of Directors of BMT has adopted and BMT has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

5.10.2. Each of BMBC and each BMBC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and no suspension or cancellation of any such permit, license, certificate, order or approval is, to the Knowledge of BMBC, threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.10.3. For the period beginning January 1, 2008, neither BMBC nor any BMBC Subsidiary has received any written notification or any other communication from any Bank Regulator (a) asserting that BMBC or any BMBC Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (b) threatening to revoke any license, franchise, permit or governmental authorization; (c) requiring or threatening to require BMBC or any BMBC Subsidiary, or indicating that BMBC or any BMBC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit the operations of BMBC or any BMBC Subsidiary, including without limitation any restriction on the payment of dividends; or (d) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of BMBC or any BMBC Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “BMBC Regulatory Agreement”). Neither BMBC nor any BMBC Subsidiary is a party to or is subject to any order, decree, agreement, memorandum or understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Bank Regulator or any federal or state governmental agency or authority charged with the supervision or regulation of issuers of securities or the supervision or regulation of it. The most recent regulatory rating given to BMT as to compliance with the CRA is satisfactory or better. There are no unresolved violations, criticism, or exception by any Regulatory Authority with respect to any BMBC Regulatory Agreement. There is no injunction, order, judgment or decree imposed upon BMBC or any BMBC Subsidiary or the assets of BMBC or any BMBC Subsidiary.

5.10.4. Since the enactment of the Sarbanes-Oxley Act of 2002, BMBC has been and is in compliance in all material respects with (a) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (b) the applicable listing and corporate governance rules and regulations of the Nasdaq.

5.10.5. BMBC has no Knowledge of any actual, possible or proposed disciplinary action by any Governmental Entity against any of BMBC’s or any BMBC Subsidiary’s officers, directors, managers, members, partners or employees.

5.11. Employee Benefit Plans.

5.11.1. BMBC Disclosure Schedule 5.11.1 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other benefit policies and procedures), fringe benefit plans, employment, consulting, settlement and change in control agreements and all other benefit practices, policies and arrangements maintained by BMBC or any BMBC Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of BMBC or any BMBC Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “BMBC Compensation and Benefit Plans”). Neither BMBC nor any BMBC Subsidiary has any commitment to create any additional BMBC Compensation and Benefit Plan or to modify, change or renew any existing BMBC Compensation and Benefit Plan, except as required to maintain the qualified status thereof. BMBC has made available to FKF true and correct copies of the agreements or other documents establishing and evidencing the BMBC Compensation and Benefit Plans.

5.11.2. Except as disclosed in BMBC Disclosure Schedule 5.11.2, each BMBC Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA and any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each BMBC Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and BMBC is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no pending or, to the Knowledge of BMBC, threatened action, suit or claim relating to any of the BMBC Compensation and Benefit Plans (other than routine claims for benefits). Neither BMBC nor any BMBC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any BMBC Compensation and Benefit Plan that would reasonably be expected to subject BMBC or any BMBC Subsidiary to an unpaid tax or penalty imposed by either Sections 4975, 4980B or 5000 of the Code or Section 502 of ERISA.

5.11.3. No liability under Title IV of ERISA has been incurred by BMBC or any BMBC Subsidiary with respect to any BMBC Compensation and Benefit Plan which is subject to Title IV of ERISA (“BMBC Pension Plan”) currently or formerly maintained by BMBC or any entity which is considered one employer with BMBC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “BMBC ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a risk to BMBC or any BMBC ERISA Affiliate of incurring a liability under such Title. No BMBC Pension

Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each BMBC Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such BMBC Pension Plan as of the end of the most recent plan year with respect to the respective BMBC Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such BMBC Pension Plan as of the date hereof; there is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither BMBC nor any BMBC ERISA Affiliate has contributed to or has or had any obligation to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither BMBC, nor any BMBC ERISA Affiliate, nor any BMBC Compensation and Benefit Plan, including any BMBC Pension Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which BMBC, any BMBC ERISA Affiliate, and any BMBC Compensation and Benefit Plan, including any BMBC Pension Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the Code.

5.11.4. All contributions required to be made under the terms of any BMBC Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on BMBC’s consolidated financial statements to the extent required by GAAP. BMBC and each BMBC Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable BMBC Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.11.5. Neither BMBC nor any BMBC Subsidiary has any obligations to provide retiree health, life insurance, death benefits, or disability insurance, except as set forth in BMBC Disclosure Schedule 5.11.5, under any BMBC Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in BMBC Disclosure Schedule 5.11.5, there has been no communication to employees by BMBC or any BMBC Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits, other than as set forth in BMBC Disclosure Schedule 5.11.5.

5.11.6. BMBC and its Subsidiaries do not maintain any BMBC Compensation and Benefit Plans covering employees who are not United States residents.

5.11.7. With respect to each BMBC Compensation and Benefit Plan, if applicable, BMBC has provided or made available to FKF copies of the: (a) trust instruments and insurance contracts; (b) three most recent Forms 5500 filed with the IRS, including all schedules and attachments thereto; (c) three most recent actuarial reports and financial statements; (d) most recent summary plan description; (e) most recent determination letter issued by the IRS; (f) any Form 5310 or Form 5330 filed with the IRS within the last three years; (g) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (h) any PBGC Form 500 and 501 filings, along with any Notice of Intent to Terminate, ERISA Section 204(h) Notice, Notice of Plan Benefits, and all other documentation related to the prior termination of a BMBC Pension Plan.

5.11.8. Except as provided in BMBC Disclosure Schedule 5.11.8 and in Section 3.2.10, the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (a) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (b) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any BMBC Compensation and Benefit Plan, (c) result in any increase in benefits payable under any BMBC Compensation and Benefit

Plan, or (d) entitle any current or former employee or director of BMBC or any BMBC Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

5.11.9. Except as disclosed in BMBC Disclosure Schedule 5.11.9, neither BMBC nor any BMBC Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

5.11.10. Except as disclosed in BMBC Disclosure Schedule 5.11.10, all deferred compensation plans, programs or arrangements are in compliance, both in form and operation, with Section 409A of the Code and all guidance issued thereunder.

5.11.11. Except as disclosed in BMBC Disclosure Schedule 5.11.11, there are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the BMBC Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

5.11.12. BMBC Disclosure Schedule 5.11.12 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees whose annual rate of salary is $75,000 or greater, of BMT or BMBC, their title and rate of salary, and their date of hire.

5.12. Environmental Matters.

5.12.1. Except as may be set forth in BMBC Disclosure Schedule 5.12, with respect to BMBC and each BMBC Subsidiary:

(A) To BMBC’s Knowledge, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including BMBC Participation Facilities) (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of or gives rise to any potential material liability under, any Environmental Laws that is reasonably likely to impose a material liability (including a remediation obligation) upon BMBC or any BMBC Subsidiary. No condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to BMBC or any BMBC Subsidiary by reason of any Environmental Laws. Neither BMBC nor any BMBC Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that BMBC or any BMBC Subsidiary or the operation or condition of any property ever owned, operated (including BMBC Participation Facilities), or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability may be reasonably likely to be imposed upon BMBC or any BMBC Subsidiary.

(B) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to BMBC’s Knowledge, threatened, before any court, governmental agency or other forum against BMBC or any BMBC Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by BMBC or any BMBC Subsidiary.

(C) To BMBC’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by BMBC or any of the BMBC Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by BMBC or any of the BMBC Subsidiaries or any BMBC Participation Facility except in compliance with Environmental Laws; and

(D) “BMBC Participation Facility” shall mean any facility in which BMBC or its Subsidiaries participates in the management, whether as a fiduciary, lender in control of the facility, owner or operator.

5.13. Securities Documents.

BMBC has made available to FKF copies of its (a) annual reports on Form 10-K for the years ended December 31, 2008, 2007 and 2006, (b) quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, and (c) proxy materials used or for use in connection with its meetings of shareholders held in 2009, 2008 and 2007. Such reports and proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.14. Brokers, Finders and Financial Advisors.

Neither BMBC nor any BMBC Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Keefe Bruyette & Woods and the fee payable pursuant thereto.

5.15. BMBC Common Stock.

The shares of BMBC Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.16. BMBC Information Supplied.

5.16.1. The information relating to BMBC and any BMBC Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.16.2. The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by BMBC with respect to statements made or incorporated by reference therein based on information supplied by FKF specifically for inclusion or incorporation by reference in the Merger Registration Statement.

5.16.3. The information supplied by BMBC and any BMBC Subsidiary for inclusion in the Applications will, at the time each such document is filed with any Bank Regulator and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

5.17.	PBCL Sections 2538 and 2553.

Other than by reason of this Agreement or the transactions contemplated hereby, BMBC is not an “interested shareholder” (as defined in Sections 2538 or 2553 of the PBCL) of FKF.

5.18. Investment Securities and Commodities

5.18.1. BMBC and all BMBC Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any liens and encumbrances, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of BMBC or BMBC Subsidiaries. Such securities and commodities are valued on the books of BMBC in accordance with GAAP.

5.18.2. BMBC and all BMBC Subsidiaries and their respective businesses employ, and have acted in compliance in all material respects with the Policies, Practices and Procedures that BMBC believes are prudent and reasonable in the context of such businesses. Before the date hereof, BMBC has made available to FKF in writing its material Policies, Practices and Procedures.

ARTICLE VI

COVENANTS OF FKF

6.1. Conduct of Business.

6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of BMBC, which consent will not be unreasonably withheld, conditioned or delayed, FKF will, and it will cause each FKF Subsidiary to: operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would, or would be reasonably likely to, (a) adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or increase the period of time necessary to obtain such approvals, or (b) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2. Negative Covenants. FKF agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in FKF Disclosure Schedule 6.1.2, or consented to by BMBC in writing (which consent shall not be unreasonably withheld), it will not, and it will cause each FKF Subsidiary not to:

(A) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, appoint a new director to the board of directors, or allow dissenters rights to its stockholders as authorized by Pennsylvania law;

(B) change the number of authorized or issued shares of its capital stock, issue any shares of FKF Common Stock, including any shares that are held as treasury stock as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the FKF Option Plans or the FKF RRP, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or, except as set forth in FKF Disclosure Schedule 6.1.2(B), redeem or otherwise acquire any shares of capital stock, except that (i) FKF may issue shares of FKF Common Stock upon the valid exercise, in accordance with the information set forth in FKF Disclosure Schedule 4.2.1, of presently outstanding FKF Options issued under the FKF Option Plan, and (ii) any FKF Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice.

(C) enter into, amend or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

(D) other than as set forth in FKF Disclosure Schedule 6.1.2(D), make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as set forth on FKF Disclosure Schedule 4.8.1 and 4.12.1, and (ii) pay increases in the ordinary course of business consistent with past practice. Neither FKF nor any FKF Subsidiary shall hire or promote any employee to an officer position or hire any new employee at an annual rate of compensation in excess of $50,000; provided that FKF or an FKF Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business. Any bonus or incentive plan adopted, continued or implemented for services performed on or after October 1, 2009 shall be in such form and with such terms as mutually agreed to by FKF (or an FKF Subsidiary) and BMBC (provided that all such plans in place for fiscal 2009 shall operate in accordance with their current terms for the performance period ending September 30, 2009);

(F) except as otherwise expressly permitted under this Agreement or as set forth on FKF Disclosure Schedule 6.1.2(F), enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(G) merge or consolidate FKF or any FKF Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of FKF or any FKF Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between FKF, or any FKF Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any FKF Subsidiary of its approval to maintain, or file an application for the relocation of, any existing branch office, or file an application for approval to establish a new branch office;

(H) except as set forth on FKF Disclosure Schedule 6.1.2(H), sell or otherwise dispose of the capital stock of FKF; sell or otherwise dispose of any asset of FKF or of any FKF Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB or FRB, subject any asset of FKF or of any FKF Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers); incur any liability of any nature, including any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money) except for advances with a term of one year or less from the FHLB in the ordinary course of business consistent with past practice;

(I) voluntarily take any action which would result in any of the representations and warranties of FKF or FKB set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date), any Bank Regulator responsible for regulating FKF or FKB, or FKF’s independent accounting firm;

(K) waive, release, grant or transfer any material rights of value or modify or change any existing material agreement or indebtedness to which FKF or any FKF Subsidiary is a party;

(L) purchase any equity securities, or purchase any debt securities other than (i) debt securities with a credit quality rating of “A” or better by either Standard & Poor’s Ratings Services or Moody’s Investors Service for corporate bonds having a face amount of not more than $1,500,000 per issue with a maximum remaining maturity of five years or less, (ii) bank qualified municipal general obligation bonds issued by authorities located in the Commonwealth of Pennsylvania with a maximum remaining maturity of 15 years, a $1,500,000 aggregate limit per yearly maturity, and an underlying credit quality rating of “A” or better by either Standard & Poor’s Ratings Services or Moody’s Investors Service, and (iii) any other debt security that is rated “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Service having a face amount of not more then $1,500,000;

(M) except as permitted under Section 6.1.2(B), issue or sell any equity or debt securities;

(N) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the FKF Disclosure Schedule 6.12(N), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $750,000 for a commercial real estate loan or $250,000 for a commercial business loan, or in excess of $417,000 for a residential loan. In addition, the prior approval of BMBC is required with respect to the foregoing: (i) any new loan or credit facility commitment in an amount of $750,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with FKB, FKF or any FKF Subsidiary, in the aggregate, exceeds $1.75 million prior thereto or as a result thereof; (ii) any new loan or credit facility commitment in excess of $100,000 to any person residing, or any property located, outside of the Commonwealth of Pennsylvania or State of Delaware; (iii) any overdraft to commercial clients in excess of $20,000; (iv) any new commercial or residential site development construction loans; (v) any advances on existing construction loans other than pursuant to the terms thereof, including any inspections required thereby to be conducted prior to disbursement of any such advances; and (vi) any new credit or loan to an existing relationship that is rated “special mention,” “substandard,” or some lesser classification.

(O) except as set forth on the FKF Disclosure Schedule 6.12(O), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(P) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(Q) borrow any new amounts from the FHLB other than overnight borrowings or borrowings with bullet maturities of not more than 6 months, increase the amount of any existing FHLB borrowings or take any actions that will result in increased FHLB stock holding requirements;

(R) except as set forth on the FKF Disclosure Schedule 6.12(R) and except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(S) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other banking policies except as may be required by changes in applicable law or regulations or GAAP or by a Bank Regulator;

(T) enter into any new line of business;

(U) except as set forth on the FKF Disclosure Schedule 6.12(U) and except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any employment agreement, stock option plan or employee benefit plan;

(V) except as set forth in FKF Disclosure Schedule 6.12(V), make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(W) incur any discretionary expense in excess of $25,000 individually that is not otherwise addressed in this Section 6.1.2;

(X) participate in any programs implemented under the federal government’s Troubled Asset Relief Program (TARP);

(Y) materially increase or decrease above or below the average market rate offered by peer banks and savings associations located in Delaware County, Pennsylvania, the rate of interest paid on time deposits or on certificates of deposit;

(Z) undertake, enter into or renew (including by automatic renewal) any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by FKF or FKB of more than $25,000 annually, or containing any financial commitment extending beyond 12 months from the date hereof;

(AA) pay, discharge, settle, modify, or compromise any claim, loan, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement, modification or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings; provided that FKF may charge-off through settlement, compromise or discharge up to 10% of the outstanding principal balance of any loan that is 90 or more days contractually past due;

(BB) institute any new litigation or other legal or regulatory proceedings (excluding loan foreclosure or collection actions);

(CC) foreclose upon or take a deed or title to any (i) commercial real estate or (ii) residential real estate on which the presence of Materials of Environmental Concern could be reasonably expected, without first conducting a Phase I of the property and confirming that such Phase I does not indicate the presence of a Materials of Environmental Concern;

(DD) purchase or sell any mortgage loan servicing rights;

(EE) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation, post-Closing employment, benefit or compensation information) without prior consultation with and without the prior consent of BMBC (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers without the prior approval of BMBC (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(FF) agree to do any of the foregoing.

6.2. Current Information.

6.2.1. During the period from the date of this Agreement to the Effective Time, FKF will cause one or more of its representatives to confer with representatives of BMBC and report the general status of its ongoing operations at such times as BMBC may reasonably request. FKF will promptly notify BMBC of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving FKF or any FKF Subsidiary. Without limiting the foregoing, senior officers of BMBC and FKF shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of FKF and its Subsidiaries, in accordance with applicable law, and FKF shall give due consideration to BMBC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither BMBC nor any BMBC Subsidiary shall under any circumstance be permitted to exercise control of FKF or any FKF Subsidiary prior to the Effective Time.

6.2.2. FKB and BMT shall meet on a regular basis to discuss and plan for the conversion of FKB’s data processing and related electronic informational systems to those used by BMT, which planning shall include, but not be limited to, discussion of the possible termination by FKB of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by FKB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that FKB shall not be obligated to take any such action prior to the Effective Time and, unless FKB otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that FKB takes, at the request of BMT, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees, charges or expenses, BMT shall indemnify FKB for any such fees, charges or expenses, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by FKF, or a termination of this Agreement under Section 11.1.7 or 11.1.8.

6.2.3. FKB shall provide BMT, within fifteen (15) Business Days of the end of each calendar month, in a form mutually acceptable to the parties, a written report listing FKF Delinquencies for such month. No later than fifteen (15) Business Days after the end of each calendar month, FKF shall provide BMT with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan, as well as the related loan origination/underwriting documentation and credit file detail if requested by BMT.

6.2.4. FKF shall promptly inform BMBC upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of FKF or any FKF Subsidiary under any labor or employment law, or related to any claims made by or threatened by any current or former employee or applicant.

6.3. Access to Properties and Records.

Subject to Section 12.1 hereof, FKF shall permit BMBC reasonable access during normal business hours upon reasonable notice to its properties and those of the FKF Subsidiaries, and shall disclose and make available to BMBC during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter FKF reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which BMBC may have a reasonable interest; provided, however, that FKF shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. FKF shall provide and shall request its auditors to provide BMBC with such historical financial information regarding it (and related audit reports and consents) as BMBC may reasonably request for securities disclosure purposes. BMBC shall use commercially reasonable efforts to minimize any interference with FKF’s regular business operations during any such access to FKF’s property, books and records. FKF shall permit BMBC, at its expense, to cause a Phase I and any Phase II Environmental Site Assessment (“Phase II”) recommended therein to be performed at each owned FKF Real Property; provided, however, that BMBC shall only have the right to conduct a Phase II prior to the Closing Date only to the extent that a Phase II is within the scope of additional testing recommended by the Phase I to be performed as a result of a “Recognized Environmental Condition” (as such term is defined by The American Society for Testing Materials) that was discovered in the Phase I. Any such Phase I shall be commenced within 30 days after the date of this Agreement and any such Phase II, to the extent permitted by the provisions hereof to be conducted prior to Closing, recommended to be performed by any such Phase I shall be commenced within 30 days of the Phase I report recommending such Phase II. BMBC shall use its best efforts to cause any such Phase I conducted to be completed within 30 days of the date of commencement thereof, but in no event more than 45 days after the date of commencement thereof. In the event BMBC elects to commence any Phase II, to the extent permitted pursuant to the provisions of this Section 6.3 to be conducted prior to Closing, BMBC shall use its best efforts to have any such Phase II completed within 45 days of the commencement thereof, but in no event more than 60 days after the date of commencement thereof. BMBC and its environmental consultant shall conduct all environmental assessments pursuant to this Section at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with FKF’s operation of its business, and BMBC shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted hereunder. BMBC shall be required to restore each FKF Real Property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any Phase I or Phase II and any restoration and clean up, shall be borne solely by BMBC.

6.4. Financial and Other Statements.

6.4.1. Promptly upon receipt thereof, FKF will furnish to BMBC copies of each annual, interim or special audit of the books of FKF and the FKF Subsidiaries made by its independent auditors and copies of all internal control reports submitted to FKF by such auditors in connection with each annual, interim or special audit of the books of FKF and the FKF Subsidiaries made by such auditors.

6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, FKF will deliver to BMBC the Securities Documents filed by it with the SEC under the Securities Laws. FKF will furnish to BMBC copies of all documents, statements and reports that it or any FKF Subsidiary shall send to its shareholders or any Bank Regulator. Within 25 days after the end of each month, FKF will deliver to BMBC a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices. Without limiting the foregoing, FKF agrees to provide BMBC with drafts of its Form 10-K for the year ending September 30, 2009 and any Forms 8-K and 10-Q a reasonable amount of time in advance of the earlier to occur of the issuance of such reports or the filing thereof with the SEC.

6.4.3. FKF will advise BMBC promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of FKF or any of the FKF Subsidiaries.

6.4.4. With reasonable promptness, FKF will furnish to BMBC such additional financial data that FKF possesses and as BMBC may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5. Maintenance of Insurance.

FKF shall maintain, and cause each FKF Subsidiary to maintain, the insurance policies that they have in place as of the date of this Agreement.

6.6. Disclosure Supplements.

From time to time prior to the Effective Time as necessary, FKF will promptly supplement or amend the FKF Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FKF Disclosure Schedule or which is necessary to correct any information in such FKF Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such FKF Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7. Consents and Approvals of Third Parties.

FKF shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary for the consummation of the transactions contemplated by this Agreement.

6.8. Reasonable Best Efforts.

Subject to the terms and conditions herein provided, FKF agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9. Failure to Fulfill Conditions.

In the event that FKF determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify BMBC.

6.10. No Solicitation.

6.10.1. FKF shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than BMBC) any information or data with respect to FKF or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (c) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FKF is a party; or (d) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by FKF or any Representative shall be deemed to be a breach of this Agreement by FKF. FKF and its Subsidiaries shall, and shall cause each of FKF Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from BMBC), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (a) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving FKF or any of its Subsidiaries; (b) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of FKF or any of its Subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of FKF and its Subsidiaries on a consolidated basis; (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of FKF or any of its Subsidiaries; (d) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of FKF or any of its Subsidiaries; or (e) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

6.10.2. Notwithstanding Section 6.10.1, FKF may take any of the actions described in clause (b) of Section 6.10.1 if, but only if, (a) FKF has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 6.10; (b) the Board of Directors of FKF determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; (c) FKF has provided BMBC with at least one (1) Business Day prior notice of such determination; and (d) prior to furnishing or affording access to any information or data with respect to FKF or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, FKF receives from such Person a confidentiality agreement with terms no less favorable to FKF than those contained in the Confidentiality Agreements. FKF shall promptly provide to BMBC any non-public information regarding FKF or its subsidiaries provided to any other Person that was not previously provided to BMBC, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Board of Directors of FKF determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its financial advisor, (a) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of FKF Common Stock or all, or substantially all, of the assets of FKF and its Subsidiaries on a consolidated basis; (b) would result in a transaction that (i) involves consideration to the holders of the shares of FKF Common Stock that is more favorable, from a financial point of view, than the Merger Consideration to be paid to FKF’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (ii) is, in light of the other terms of such proposal, more favorable to FKF’s shareholders than the Merger and the transactions contemplated by this Agreement; and (c) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

6.10.3. FKF shall promptly (and in any event within twenty-four (24) hours) notify BMBC in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, FKF or any FKF Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (a) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (b) disclosure of such materials jeopardizes the attorney-client privilege or (c) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. FKF agrees that it shall keep BMBC informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

6.10.4. Neither the Board of Directors of FKF nor any committee thereof shall (a) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to BMBC in connection with the transactions contemplated by this Agreement (including the Merger), the FKF Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with the FKF Shareholders Meeting or otherwise, inconsistent with the FKF Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the FKF Recommendation); (b) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (c) enter into (or cause FKF or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (i) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10.2) or (ii) requiring FKF to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

6.10.5. Notwithstanding Section 6.10.4, prior to the date of FKF Shareholders Meeting, the Board of Directors of FKF may approve or recommend to the shareholders of FKF a Superior Proposal and withdraw, qualify or modify the FKF Recommendation in connection therewith (a “FKF Subsequent Determination”) after the fifth (5th) Business Day following BMBC’s receipt of a notice (the “Notice of

Superior Proposal”) from FKF advising BMBC that the Board of Directors of FKF has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of Section 6.10) constitutes a Superior Proposal (it being understood that FKF shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that FKF proposes to accept and the subsequent notice period shall be three (3) Business Days) if, but only if, (a) the Board of Directors of FKF has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to FKF’s shareholders under applicable law, and (b) at the end of such five (5) Business Day period or the three (3) Business Day period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by BMBC since its receipt of such Notice of Superior Proposal (provided, however, that BMBC shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Board of Directors of FKF has again in good faith made the determination (i) in clause (i) of this Section 6.10.5 and (ii) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the FKF Recommendation or the making of a FKF Subsequent Determination by the Board of Directors of FKF shall not change the approval of the Board of Directors of FKF for purposes of causing any federal or state anti-takeover laws or regulations to be inapplicable to this Agreement and the FKF Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

6.10.6. Nothing contained in Section 6.10 shall prohibit FKF or the Board of Directors of FKF from complying with FKF’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the FKF Recommendation unless the Board of Directors of FKF reaffirms the FKF Recommendation in such disclosure.

6.11. Reserves and Merger-Related Costs.

FKF agrees to consult with BMBC with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). BMBC and FKF shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as BMBC shall reasonably request and which are not inconsistent with GAAP; provided that no such actions need be effected until BMBC shall have irrevocably certified to FKF that all conditions set forth in Article IX to the obligation of BMBC to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

6.12. FKF/FKB Board of Directors and Committee Meetings.

FKF and FKB shall permit representatives of BMBC to attend any meeting of the Board of Directors of FKF and/or FKB or the Executive, Asset-Liability and Loan Committees thereof as an observer; provided that neither FKF nor FKB shall be required to permit the BMBC representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of FKF or FKB or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to BMBC’s participation.

6.13. FKF/FKB Director Agreements.

Prior to the Effective Time, each individual who is a director of FKF or FKB on the date of this Agreement and who will not be appointed to the board of directors of BMBC pursuant to Section 7.12, but will be invited to join the BMT Advisory Board pursuant to Section 7.13 hereof, shall have executed a non-solicitation agreement with a two (2) year term in a form acceptable to BMBC and BMT.

6.14. Anti-takeover Provisions.

FKF and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt BMBC, BMT, the Merger, the Bank Merger, the Agreement and the transactions contemplated hereby from any provisions of an anti-takeover nature contained in FKF’s or its Subsidiaries’ organizational documents, and the provisions of any applicable federal or state anti-takeover laws and regulations.

6.15. ESOP.

6.15.1. The First Keystone Financial, Inc. Employee Stock Ownership Plan (the “ESOP”) shall terminate in accordance with its terms effective as of the Effective Time. The accounts of all participants and beneficiaries in the ESOP as of the Effective Time shall become fully vested as of the Effective Time. As soon as practicable after the date hereof, FKF shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP as of the Effective Time, with a copy to be provided to BMBC and its counsel. In addition, as soon as practicable after the date hereof, FKF and the ESOP trustees shall enter into a written agreement, in a form reasonably acceptable to BMBC, whereby (a) the shares of FKF Common Stock held in the ESOP suspense account shall be used to repay the applicable outstanding principal balance of the ESOP loan for which such shares serve as collateral plus the accrued interest on such outstanding ESOP loan, with any remaining outstanding balance of principal and accrued interest on each such ESOP loan that is not covered by the fair market value of the shares serving as collateral for such ESOP loan to be forgiven, and (b) the transactions described in clause (a) shall occur as soon as practicable following receipt of any required regulatory approvals or consents for such actions and prior to the Effective Time, or in the absence of any required regulatory approval or consent, as of or immediately following the Effective Time. As soon as practicable after the Effective Time, the account balances in the ESOP shall be either distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

6.15.2. As soon as practicable after the date of this Agreement, FKF shall contact the U.S. Department of Labor (the “DOL”) office responsible for the current examination of the ESOP to request an acceleration of the schedule for completion of the audit, and to disclose to that office the parties’ intentions with respect to the ESOP and the unallocated shares of FKF Common Stock as set forth in Section 6.15.1 above. FKF shall direct its legal counsel to advise BMBC’s legal counsel promptly of the nature of all contacts between FKF or its counsel and the DOL with respect to the examination of the ESOP, and to provide copies promptly of all correspondence and documentation pertaining thereto to BMBC’s legal counsel.

6.16. Supplemental Indenture.

Prior to the Effective Time, FKF shall take all actions necessary to enter into a supplemental indenture with the trustee of the Indenture for FKF’s outstanding fixed-rate junior subordinated deferrable interest debentures to evidence the succession of BMBC as of the Effective Time. The form of the supplemental indenture shall be reasonably acceptable to BMBC, and, pursuant to such supplemental indenture, BMBC will agree to assume the covenants, agreements and obligations of FKF under the Indenture.

6.17. Inactive Subsidiaries.

Prior to the Effective Time, FKF shall take all actions reasonably necessary to fully and finally liquidate and dissolve, including obtaining final tax clearance for and filing articles of dissolution with respect to, the following entities: First Media Services, Inc., State Street Development Company, State Street Abstracting Corporation, Hunt Club Development Company, Inc., Breckenridge Development Co., First Property Services, Inc., First Pointe, Inc. and First Chester Services, Inc.

6.18. The Supervisory Agreement and the OTS.

FKF shall use its best efforts to obtain confirmation reasonably satisfactory to BMBC from the OTS that the Supervisory Agreement will be deemed terminated as of the Effective Time with no further action required on the part of any party. In addition, FKF shall (i) permit BMBC to review any materials submitted by FKF or FKB to the OTS related to the Supervisory Agreement and the transactions contemplated by this Agreement after the date hereof reasonably in advance of such submission and (ii) provide BMBC with reasonable advance notice of, and the opportunity to participate in, any telephonic or in person meetings with the OTS related to such matters that take place after the date hereof to the extent permitted by the OTS.

ARTICLE VII

COVENANTS OF BMBC

7.1. Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of FKF, which consent will not be unreasonably withheld, BMBC will, and it will cause each BMBC Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would, or would be reasonably likely to: (a) adversely affect the ability of the parties to obtain the Regulatory Approvals or other approvals of Governmental Entities required for the transaction contemplated hereby, or increase the period of time necessary to obtain such approvals; (b) adversely affect its ability to perform its covenants and agreements under this Agreement; or (c) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

7.2. Current Information.

During the period from the date of this Agreement to the Effective Time, BMBC will cause one or more of its representatives to confer with representatives of FKF and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as FKF may reasonably request. BMBC will promptly notify FKF, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), which might adversely affect the ability of the parties to obtain the Regulatory Approvals or increase the period of time necessary to obtain such approvals; or the institution of material litigation involving BMBC and any BMBC Subsidiary. BMBC shall be reasonably responsive to requests by FKF for access to such information and personnel regarding BMBC and its Subsidiaries as may be reasonably necessary for FKF to confirm that the representations and warranties of BMBC contained herein are true and correct and that the covenants of BMBC contained herein have been performed in all material respects; provided, however, that BMBC shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in BMBC’s reasonable judgment, would interfere with the normal conduct of BMBC’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.

7.3. Financial and Other Statements.

BMBC will make available to FKF the Securities Documents filed by it with the SEC under the Securities Laws no later than the date such documents are filed with the SEC. BMBC will furnish to FKF copies of all documents, statements and reports that it or BMT file with any Bank Regulator with respect to the Merger. BMBC will furnish to FKF copies of all documents, statements and reports that it sends to the shareholders of BMBC.

7.4. Disclosure Supplements.

From time to time prior to the Effective Time as necessary, BMBC will promptly supplement or amend the BMBC Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such BMBC Disclosure Schedule or which is necessary to correct any information in such BMBC Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such BMBC Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5. Consents and Approvals of Third Parties.

BMBC shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary for the consummation of the transactions contemplated by this Agreement.

7.6. Reasonable Best Efforts.

Subject to the terms and conditions herein provided, BMBC agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7. Failure to Fulfill Conditions.

In the event that BMBC determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FKF.

7.8. Employee Benefits.

7.8.1. Prior to the Effective Time, BMBC shall take all reasonable action so that employees of FKF and its Subsidiaries who become employees of BMBC or a BMBC Subsidiary (“Continuing Employees”) shall be entitled to participate, effective as soon as administratively practicable following the Effective Time, in each of the BMBC Compensation and Benefit Plans to the same extent as similarly-situated employees of BMBC and its Subsidiaries (it being understood that inclusion of the employees of FKF and its Subsidiaries in the BMBC Compensation and Benefit Plans may occur at different times with respect to different plans and that any grants to any Continuing Employee under any BMBC Stock Plan shall be at the discretion of BMBC). Notwithstanding the foregoing, BMBC may determine to continue any of the employee benefit plans, programs or arrangements of FKF or any its Subsidiaries for Continuing Employees in lieu of offering participation in the BMBC Compensation and Benefit Plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of such benefit plans, or to merge any such benefit plans with the corresponding BMBC Compensation and Benefit Plans, provided the result is the provision of benefits to Continuing Employees that are substantially similar to the benefits provided to the employees of BMBC and its Subsidiaries generally. BMBC shall cause each BMBC Compensation and Benefit Plan in which Continuing Employees are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for the accrual of benefits, except as specifically set forth herein) under the BMBC Compensation and Benefit Plans the service of such Continuing Employees with FKF and its Subsidiaries or any predecessor thereto prior to the Effective Time; provided, however, that credit for benefit accrual purposes shall be given for purposes of BMBC vacation and other leave policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan or practice of BMBC and its Subsidiaries as set forth in BMBC Disclosure Schedule 7.8.3. This Agreement shall not be construed to limit the ability of BMBC or BMT to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

7.8.2. BMBC shall honor the terms of all FKF Compensation and Benefit Plans set forth on FKF Disclosure Schedule 4.12.1.

7.8.3. Except as set forth in BMBC Disclosure Schedule 7.8.5, any employee of FKF or any FKF Subsidiary who is not a party to an employment, consulting, change in control or severance agreement or contract providing severance payments and whose employment is terminated on or after the date hereof and at or before the Effective Time or within twelve (12) months after the Effective Time, shall receive severance benefits in an amount equal to two weeks of salary for each year of service, subject to a maximum of 26 weeks of severance. Any employees of FKF or any FKF Subsidiary who continue employment with BMBC or a BMBC Subsidiary for more than twelve (12) months after the Effective Time shall, upon any subsequent termination of employment, be covered by and eligible to receive severance benefits under BMBC’s severance practice, if any, as set forth in BMBC Disclosure Schedule 7.8.3.

7.8.4. In the event of any termination of any medical, dental, health or disability plan (collectively, “health plans”) of FKF and its Subsidiaries or the consolidation of any such health plans with a corresponding health plan of BMBC and its Subsidiaries, BMBC shall make available to Continuing Employees and their dependents employer-provided coverage under the corresponding health plans of BMBC and its Subsidiaries on the same basis as it provides coverage to employees of BMBC and its Subsidiaries, provided that BMBC shall cause each such plan to (a) waive any pre-existing condition limitations to the extent such conditions are covered under the applicable health plans of FKF and its Subsidiaries, (b) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their dependents under the health plans of FKF and its Subsidiaries during the portion of the plan year prior to participation in the corresponding health plan of BMBC and its Subsidiaries, and (c) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to the Continuing Employees and their dependents on or after the Effective Time, in each case to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous health plan of FKF or its Subsidiaries prior to the Effective Time. Unless a Continuing Employee affirmatively terminates coverage under a health plan of FKF and its Subsidiaries prior to the time that such Continuing Employee becomes eligible to participate in the corrsponding health plan of BMBC and its Subsidiaries, no coverage of any of the Continuing Employees or their dependents shall terminate under any health plan of FKF and its Subsidiaries prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of BMBC and its Subsidiaries and their dependents. In the event of a termination or consolidation of any health plan of FKF and its Subsidiaries, terminated employees of FKF and its Subsidiaries and qualified beneficiaries will have the right to continued coverage under group health plans of BMBC and its Subsidiaries in accordance with COBRA.

7.8.5. BMBC and FKF agree that retention bonuses will be paid at the Effective Time to each of the officers and employees set forth in FKF Disclosure Schedule 7.8.5 in the amounts set forth therein if the respective officers or employees remain employed by FKF or its Subsidiaries until the Effective Time.

7.9. Directors and Officers Indemnification and Insurance.

7.9.1. After the Effective Time, BMBC shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of FKF or an FKF Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BMBC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director or officer of FKF or an FKF Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by FKF under the PBCL and under

FKF’s articles of incorporation and bylaws or equivalent governing documents of any FKF Subsidiary, as applicable, in each case as in effect on the date hereof. BMBC shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by FKF under the PBCL and under FKF’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify BMBC (but the failure so to notify BMBC shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure prejudices BMBC) and shall deliver to BMBC the undertaking referred to in the previous sentence. Without limiting the foregoing, in any case in which approval by BMBC, one of its Subsidiaries or the board of directors thereof is required to effect any indemnification, at the election of the Indemnified Party, the determination of any such approval shall be made by a majority of the independent directors then in office or, if no such directors are then in office, by independent counsel mutually agreed upon between BMBC and the Indemnified Party.

7.9.2. In the event that either BMBC or any of its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of BMBC shall assume the obligations set forth in this Section 7.9.

7.9.3. BMBC shall maintain, or shall cause BMT to maintain, in effect for three (3) years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of FKF (provided, that BMBC may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall BMBC be required to expend per year pursuant to this Section 7.9.3 more than one hundred fifty percent (150%) of the annual cost currently expended by FKF with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BMBC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, FKF agrees in order for BMBC to fulfill its agreement to provide directors and officers liability insurance policies for three (3) years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.4. The obligations of BMBC provided under this Section 7.9 are intended to be enforceable against BMBC directly by the Indemnified Parties and their respective heirs and representatives and shall be binding on all respective successors and permitted assigns of BMBC.

7.10. Stock Listing.

BMBC agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the BMBC Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of BMBC Common Stock to be issued in the Merger.

7.11. Stock and Cash Reserve.

BMBC agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.12. BMBC/BMT Board of Directors.

Following the date of this Agreement, BMBC and BMT shall take all action necessary to (a) cause each of their boards of directors to be increased by one member, effective immediately following the Effective Time, and

(b) elect Mr. Donald S. Guthrie as a director of each of BMBC and BMT in the class of directors whose terms expire at the 2011 annual meeting of shareholders of BMBC. At the end of his initial term, Mr. Donald S. Guthrie shall be re-nominated for an additional four-year term, subject to the fiduciary duties of the board of directors and any applicable eligibility requirements set forth in BMBC’s articles of incorporation or bylaws. In the event that Mr. Donald S. Guthrie is unable or unwilling to serve as a director of BMBC and BMT pursuant to the terms hereof, the board of directors of FKF (or the members of the Advisory Board after consummation of the Merger) shall substitute another member of the board of directors of FKF or FKB (or the Advisory Board if this occurs after the Merger), who shall be reasonably acceptable to BMBC, to serve as a member of the BMBC and BMT boards of directors in accordance herewith.

7.13. BMT Advisory Board.

Upon the Effective Time, BMT shall form an advisory board (the “Advisory Board”), comprised of those members of FKF’s and/or FKB’s Boards of Directors immediately prior to the Effective Time who do not become directors of BMBC and BMT pursuant to Section 7.12 hereof and who agree in writing, at or prior to the Effective Time, to serve on such Advisory Board immediately following the Effective Time. The members of the Advisory Board shall be elected to a term of at least two years, for which service the members shall receive a retainer of $500 per meeting, with at least six (6) meetings to be held each year, plus reimbursement of expenses incurred in connection with such service.

7.14. Section 16 Matters.

Prior to the Effective Time, BMBC shall take all such steps as may be required to cause any acquisitions of BMBC Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of FKF who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to BMBC to be exempt under Rule 16b-3 promulgated under the Exchange Act. FKF agrees to promptly furnish BMBC with all requisite information necessary for BMBC to take the actions contemplated by this Section 7.14.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1. FKF Shareholder Meeting.

FKF will (a) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “FKF Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in FKF’s reasonable judgment, necessary or desirable, (b) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the FKF shareholders (the “FKF Recommendation”).

8.2. Proxy Statement-Prospectus.

8.2.1. For the purposes (a) of registering BMBC Common Stock to be offered to holders of FKF Common Stock in connection with the Merger with the SEC under the Securities Act and (b) of holding the FKF Shareholders Meeting, BMBC shall promptly draft and prepare, and FKF shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the FKF shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). BMBC shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC within sixty (60) days after the date of this Agreement or as soon as reasonably practicable thereafter. Each of BMBC and FKF shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of FKF and BMBC shall thereafter promptly mail the Proxy Statement-Prospectus to the FKF shareholders. BMBC shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and FKF shall furnish all information concerning FKF and the holders of FKF Common Stock as may be reasonably requested in connection with any such action.

8.2.2. FKF shall provide BMBC with any information concerning itself that BMBC may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and BMBC shall notify FKF promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to FKF promptly copies of all correspondence between BMBC or any of their representatives and the SEC. BMBC shall give FKF and its counsel reasonable opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give FKF and its counsel reasonable opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of BMBC and FKF agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of FKF Common Stock entitled to vote at the FKF Shareholders Meeting hereof at the earliest practicable time.

8.2.3. FKF and BMBC shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, FKF shall cooperate with BMBC in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and BMBC shall file an amended Merger Registration Statement with the SEC, and FKF shall mail an amended Proxy Statement-Prospectus to the FKF shareholders.

8.3. Regulatory Approvals.

Each of FKF and BMBC will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings within forty-five (45) days after the date of this Agreement or as soon as reasonably practicable thereafter and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. FKF and BMBC will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of FKF, BMBC to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. Each party shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. Each party shall give the other party and its counsel reasonable opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give the other party and its counsel reasonable opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator.

ARTICLE IX

CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of FKF.

9.1.2. Orders and Other Prohibitions. None of FKF, BMBC or any of their respective Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3. Regulatory Approvals. All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of BMBC, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FKF, FKB and BMBC or materially impair the value of FKF or FKB to BMBC.

9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of BMBC Common Stock in the Merger is subject to the “Blue Sky” laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5. Nasdaq Listing. The shares of BMBC Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.1.6. Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, BMBC shall have received an opinion of Stradley Ronon Stevens & Young, LLP, and FKF shall have received an opinion of Elias, Matz, Tiernan & Herrick L.L.P., each reasonably acceptable in form and substance to BMBC and FKF, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinion described in this Section 9.1.6, the law firms may require and rely upon customary representations contained in certificates of officers of BMBC and FKF and their respective subsidiaries.

9.2. Conditions to the Obligations of BMBC under this Agreement.

The obligations of BMBC under this Agreement shall be further subject to the satisfaction of the conditions set forth in this Section 9.2 at or prior to the Closing Date:

9.2.1. Representations and Warranties. Each of the representations and warranties of FKF set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of all times up to and including the Effective Time of the Merger as though made on and as of the Effective Time of the Merger (except to the extent such representations and warranties speak as of a specified date); provided, however, that none of the FKF MAE Reps shall be deemed untrue or incorrect for purposes of this

Section 9.2.1, and FKF shall not be deemed to have breached any FKF MAE Rep, in any case, as a consequence of the existence of any fact, event or circumstance except to the extent such fact, circumstance or event, individually or in the aggregate with all other facts, events or circumstances inconsistent with any representation or warranty set forth herein, has had or would be reasonably likely to have a Material Adverse Effect. FKF shall have delivered to BMBC a certificate covering the matters described in this Section 9.2.1 signed by the Chief Executive Officer and the Chief Financial Officer of FKF as of the Effective Time.

9.2.2. Agreements and Covenants. FKF shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and BMBC shall have received a certificate signed on behalf of FKF by the Chief Executive Officer and Chief Financial Officer of FKF to such effect dated as of the Effective Time.

9.2.3. Permits, Authorizations, Etc. FKF shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.2.4. FKF Delinquencies. FKF Delinquencies at the month end immediately preceding the Closing Date shall not exceed $16.5 million.

9.2.5. FKB Capital. FKB shall have total risk-based capital, Tier 1 risk-based capital and leverage capital at the month end immediately preceding the Closing Date that is in each case equal to or in excess of the capital standards set forth in 12 C.F.R. §565.4(b)(1)(i) (total risk-based), (ii) (Tier 1 risk-based) and (iii) (leverage), excluding from the calculation of such capital amounts the effects of any actions required to be taken by FKF and/or FKB pursuant to the terms of this Agreement.

9.2.6. Results of Environmental Testing. The results of any and all Phase Is and Phase IIs conducted by BMBC shall not have determined that Materials of Environmental Concern exist on the owned FKF Real Property and for which the cost to remediate such situation is estimated to individually or in the aggregate exceed $750,000. The estimated remediation cost shall have been substantiated in a written report submitted to BMBC and FKF no less than 30 days prior to the anticipated Effective Time.

FKF will furnish BMBC with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as BMBC may reasonably request.

9.3. Conditions to the Obligations of FKF under this Agreement.

The obligations of FKF under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.4 at or prior to the Closing Date:

9.3.1. Representations and Warranties. Each of the representations and warranties of BMBC set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of all times up to and including the Effective Time of the Merger as though made on and as of the Effective Time of the Merger (except to the extent such representations and warranties speak as of a specified date); provided, however, that none of the BMBC MAE Reps shall be deemed untrue or incorrect for purposes of this Section 9.2.1, and BMBC shall not be deemed to have breached any BMBC MAE Rep, in any case, as a consequence of the existence of any fact, event or circumstance except to the extent such fact, circumstance or event, individually or in the aggregate with all other facts, events or circumstances inconsistent with any representation or warranty set forth herein, has had or would be reasonably likely to have a Material Adverse Effect. BMBC shall have delivered to FKF a certificate covering the matters described in this Section 9.2.1 signed by the Chief Executive Officer and the Chief Financial Officer of BMBC as of the Effective Time.

9.3.2. Agreements and Covenants. BMBC shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and FKF shall have received a certificate signed on behalf of BMBC by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3. Permits, Authorizations, Etc. BMBC shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.3.4. Payment of Merger Consideration. BMBC shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide FKF with a certificate evidencing such delivery.

BMBC will furnish FKF with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as FKF may reasonably request.

ARTICLE X

THE CLOSING

10.1. Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA at 10:00 a.m. on the Closing Date, or at such other place or time upon which BMBC and FKF mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA at 10:00 a.m. on the Business Day prior to the Closing Date.

10.2. Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to BMBC and FKF the opinions, certificates, and other documents and instruments required to be delivered under Article IX hereof. At or prior to the Closing, BMBC shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of FKF:

11.1.1. At any time by the mutual written agreement of BMBC and FKF;

11.1.2. By the Board of Directors of either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by FKF) or Section 9.3.1 (in the case of a breach of a representation or warranty by BMBC);

11.1.3. By the Board of Directors of either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the

Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by FKF) or Section 9.3.2 (in the case of a breach of covenant by BMBC);

11.1.4. At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by BMBC and FKF; provided that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By the Board of Directors of either party if the shareholders of FKF shall have voted at the FKF Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6. By the Board of Directors of either party if (a) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (i) has become unappealable and (ii) does not approve this Agreement or the transactions contemplated hereby, or (b) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By the Board of Directors of BMBC if FKF has received a Superior Proposal and, in accordance with Section 6.10 of this Agreement, the Board of Directors of FKF has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdrawn the FKF Recommendation, failed to make the FKF Recommendation or modified or qualified the FKF Recommendation in a manner adverse to BMBC;

11.1.8. By the Board of Directors of FKF if FKF has received a Superior Proposal and, in accordance with Section 6.10 of this Agreement, the Board of Directors of FKF has made a determination to accept such Superior Proposal;

11.2. Effect of Termination.

11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 11.2, 12.1, 12.2, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C) As a condition of BMBC’s willingness, and in order to induce BMBC, to enter into this Agreement, and to reimburse BMBC for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, FKF hereby agrees to pay BMBC, subject to the proviso in the following sentence, and BMBC shall be entitled to payment of a termination fee of $1.675 million (the “BMBC Payment”). The BMBC Payment shall be paid, subject to the receipt of any necessary prior non-objection or approval of the OTS, within three (3) Business Days after written demand for payment is made by BMBC, following the occurrence of any of the events set forth below:

(i) FKF terminates this Agreement pursuant to Section 11.1.8 or BMBC terminates this Agreement pursuant to Section 11.1.7; or

(ii) The entering into a definitive agreement by FKF relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving FKF within twelve (12) months after the occurrence of any of the following: (a) the termination of the Agreement by BMBC pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by FKF; or (b) the failure of the shareholders of FKF to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(D) The right to receive the BMBC Payment under Section 11.2.2(C) will constitute the sole and exclusive remedy of BMBC against FKF and its Subsidiaries and their respective officers and directors with respect to a termination under (i) or (ii) above.

11.3. Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of FKF), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of FKF, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to FKF’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

MISCELLANEOUS

12.1. Confidentiality.

Except as specifically set forth herein, BMBC and FKF mutually agree to be bound by the terms of the confidentiality agreements dated August 6, 2009 and September 9, 2009, respectively (collectively, the “Confidentiality Agreements”), previously executed by the parties hereto, which Confidentiality Agreements are hereby incorporated herein by reference. The parties hereto agree that the Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2. Public Announcements.

FKF and BMBC shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither FKF nor BMBC shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to FKF, to:	Hugh J. Garchinsky, President and CEO First Keystone Financial, Inc. 22 West State Street Media, Pennsylvania 19063 Fax: (610) 892-5150

With required copies (which shall not constitute notice) to:	Raymond A. Tiernan, Esquire Philip Ross Bevan, Esquire Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, DC 20005 Fax: (202) 347-2172

If to BMBC, to:	Frederick C. Peters II, President and CEO Bryn Mawr Bank Corporation 801 Lancaster Avenue Bryn Mawr PA 19010 Fax: (610) 525-3687

With required copies (which shall not constitute notice) to:	David F. Scranton, Esquire Stradley Ronon Stevens & Young, LLP 30 Valley Stream Parkway Malvern, PA 19355-1481 Fax: (610) 640-1965

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) Business Days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) Business Day after being delivered to the overnight courier.

12.5. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.

12.6. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreements, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section  12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

12.8. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9. Governing Law.

This Agreement shall be governed by the laws of Pennsylvania, without giving effect to its principles of conflicts of laws.

12.10. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11. Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the

Eastern District of Pennsylvania or in any state court located in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Eastern District of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the United States District Court for the Eastern District of Pennsylvania or any state court located in the Commonwealth of Pennsylvania.

Remainder of Page Intentionally Blank

IN WITNESS WHEREOF, BMBC and FKF have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

Bryn Mawr Bank Corporation

By:	/s/ FREDERICK C. PETERS II
Name:	Frederick C. Peters II
Title:	President and CEO

First Keystone Financial, Inc.

By:	/s/ HUGH J. GARCHINSKY
Name:	Hugh J. Garchinsky
Title:	President and CEO

EXHIBIT A

FORM OF VOTING AGREEMENT

November 3, 2009

First Keystone Financial, Inc.

22 West State Street

Media, PA 19063

Ladies and Gentlemen:

Bryn Mawr Bank Corporation (“BMBC”) and First Keystone Financial, Inc. (“FKF”) have entered into an Agreement and Plan of Merger dated as of November 3, 2009 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, (a) FKF will merge with and into BMBC, with BMBC surviving the merger, to be followed by the merger of First Keystone Bank (“FKB”) with and into a newly chartered interim Pennsylvania stock savings bank that will be formed as a wholly owned subsidiary of The Bryn Mawr Trust Company (“BMT”), which interim Pennsylvania stock savings bank will subsequently be merged with and into BMT, with BMT surviving the merger (collectively referred to as the “Merger”); and (b) the shareholders of FKF will receive common stock of BMBC and/or cash as stated in the Merger Agreement.

BMBC has requested, as a condition to its execution and delivery to FKF of the Merger Agreement, that the undersigned, being directors and executive officers of FKF and FKB, execute and deliver to BMBC this Letter Agreement.

Each of the undersigned, in order to induce BMBC to execute and deliver to FKF the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all meetings of shareholders of FKF called to vote for approval of the Merger so that all shares of common stock of FKF over which the undersigned or a member of the undersigned’s immediate family now has sole or shared voting power (other than shares voted in a fiduciary capacity on behalf of a person who is not an immediate family member) will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of FKF), and (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving FKF, it being understood that as to immediate family members, the undersigned will use his/her reasonable efforts to cause the shares to be present and voted in accordance with (i) and (ii) above;

(b) Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of FKF, to approve or adopt the Merger Agreement;

(c) Agrees not to sell, transfer or otherwise dispose of any common stock of FKF on or prior to the date of the meeting of FKF shareholders to vote on the Merger Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendant or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons; provided that the transferee agrees in writing to be bound by the terms of this letter agreement; and

(d) Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The obligations set forth herein shall terminate concurrently with any termination of the Merger Agreement.

This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

The undersigned intend to be legally bound hereby.

Sincerely,

Name

Title

EXHIBIT B

FORM OF BANK MERGER AGREEMENTS

[see attached]

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Merger Agreement”) dated as of                      is made by and between First Keystone Bank (“FKB”), a federally chartered stock savings bank and                      Interim Merger Savings Bank, a Pennsylvania chartered stock savings bank (“Interim Merger Savings Bank”).

RECITALS:

WHEREAS, FKB is a federally chartered stock savings bank. As of the date hereof, FKB has authorized capital stock consisting of                      shares (                    ) of common stock, par value $.01 per share, of which all shares are issued and outstanding.

WHEREAS, FKB is a wholly owned subsidiary of First Keystone Financial, Inc., a Pennsylvania corporation (“FKF”).

WHEREAS, FKF will merge with and into Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”), pursuant to that certain Agreement and Plan of Merger dated November 3, 2009 (the “Plan”).

WHEREAS, as a result of the merger of FKF with and into BMBC, FKB will become a wholly owned subsidiary of BMBC.

WHEREAS, The Bryn Mawr Trust Company, a Pennsylvania chartered stock savings bank (“BMTC”), is a wholly owned subsidiary of BMBC.

WHEREAS, Interim Merger Savings Bank is a wholly owned subsidiary of BMTC.

WHEREAS, pursuant to the Plan and this Merger Agreement, FKB will merge with and into the Interim Merger Savings Bank with the Interim Merger Savings Bank as the survivor (the “Resulting Institution”). The transactions to be effected pursuant to the Plan and this Merger Agreement arc hereinafter referred to collectively as the “Reorganization,”

WHEREAS, [insert voting requirements].

WHEREAS. this Merger Agreement and the Reorganization must be approved by the Pennsylvania Department of Banking (“‘Department”), the Federal Deposit Insurance Corporation (“FDIC”), the Federal Reserve Board, and the [Boards of Directors of FKB and BMBC].

NOW, THEREFORE, in consideration of the mutual promises and mutual agreements contained herein, the parties hereto agree as follows:

1. Merger. At and on the Effective Date of the Merger (as defined below), FKB shall be merged with and into the Interim Merger Savings Bank with the Interim Merger Savings Bank as the Resulting Institution. BMTC shall be the owner of 100% of the outstanding common stock of the Resulting Institution.

2. Effective Date. The Merger will be effective upon the filing of the Articles of Merger with the Pennsylvania Department of State or the date as specified in such Articles of Merger as the Effective Date of the Merger, as the case may be.

3. Articles of Incorporation. At the Effective Date, the articles of incorporation of the Resulting Institution shall be the articles of incorporation of the Interim Merger Savings Bank as in effect immediately prior to the Merger, until thereafter amended in accordance with applicable law.

4. Name. The name of the Resulting Institution shall be [                    ] Interim Merger Savings Bank.

5. Offices. The home office of the Resulting Institution shall be 801 Lancaster Avenue, Bryn Mawr, PA 19010.

6. Directors and Officers. The directors and officers of the Interim Merger Savings Bank immediately prior to the Effective Date shall be the directors and officers of the Resulting Institution after the Effective Date. The Interim Merger Savings Bank has [                    ] directors whose names and terms are as follows:

Name	Term Expires

7. Rights and Duties of the Resulting Institution. The business of the Resulting Institution shall be that of a Pennsylvania stock savings bank, as provided for in its charter. All assets, rights interests, privileges, powers, franchises and property (real, personal and mixed) of Interim Merger Savings Bank and FKB shall be automatically transferred to and vested in the Resulting Institution by virtue of such Merger without any deed or other document of transfer. The Resulting Institution. without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the extent as such rights, interests and powers were held or enjoyed by Interim Merger Savings Bank and FKB, respectively. The Resulting Institution shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Interim Merger Savings Bank and FKB, immediately prior to the Merger, including, without limitation. liabilities for all deposits, debts, obligations and contracts of Interim Merger Savings Bank and FKB, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of either Interim Merger Savings Bank or FKB. Deposit accounts shall be deemed issued in the name of the Resulting Institution in accordance with applicable Department and Federal Deposit Insurance Corporation regulations. All rights of creditors and other obligees and all liens on property of either Interim Merger Savings Bank or FKB shall be preserved, shall be assumed by the Resulting Institution and shall not be released or impaired. The stockholder of the Resulting Institution shall possess all the voting rights with respect to the shares of stock of the Resulting Institution.

8. Other Terms. All terms used in this Merger Agreement shall, unless defined herein, have the meanings set forth in the Plan. The Plan is incorporated herein by this reference and made a part hereof to the extent necessary or appropriate to effect and consummate the terms of this Merger Agreement and the Reorganization.

IN WITNESS WHEREOF, FKB and the Interim Merger Savings Bank have caused this Agreement to be executed as of the date first above written.

ATTEST:	FIRST KEYSTONE BANK
(a federally chartered stock savings bank)

By:
Secretary
ATTEST:	INTERIM MERGER SAVINGS BANK

By:
Secretary

Approval is hereby granted by the Department of Banking for the merger of FIRST KEYSTONE BANK, Bryn Mawr, PA with and into INTERIM MERGER SAVINGS BANK, Bryn Mawr, Pennsylvania, this              day of             , A.D., 2010, to be effective as of 3:00 p.m.

EXHIBIT C

PER SHARE MERGER CONSIDERATION ADJUSTMENT SCHEDULE

FKF Delinquencies (dollars in millions)	Adjusted Exchange Ratio	Adjusted Option Exchange Ratio	Adjusted Per Share Cash Consideration

$10.5 or greater, but less than $12.5	0.6834	0.8040	$2.02
$12.5 or greater, but less than $14.5	0.6718	0.7905	$1.98
$14.5 or greater, but less than $16.5	0.6589	0.7753	$1.95
$16.5 or greater	0.6485	0.7630	$1.92

Annex B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-25328

FIRST KEYSTONE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2576479
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

22 West State Street, Media, Pennsylvania	19063
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (610) 565-6210

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES  ☐    NO  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a “smaller reporting company”)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant based on the closing price of $6.50 on March 31, 2009, the last business day of the Registrant’s second quarter was $10.6 million (2,432,998 shares outstanding less 802,784 shares held by affiliates at $6.50 per share). Although directors and executive officers of the Registrant and certain employee benefit plans were assumed to be “affiliates” of the Registrant for purposes of the calculation, the classification is not to be interpreted as an admission of such status.

Number of shares of Common Stock outstanding as of December 4, 2009: 2,432,998

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder are the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated: Not applicable

First Keystone Financial, Inc.

FORM 10-K

For the Fiscal Year Ended September 30, 2009

Forward-Looking Statements

This Annual Report on Form 10-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

The factors set forth under “Risk Factors” and other cautionary statements made in this Annual Report should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Annual Report on Form 10-K. In addition to the risks discussed in the “Risk Factors” section of this Annual Report, factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, the following: (1) changes in the interest rate environment; (2) changes in deposit flows, loan demand or real estate values; (3) changes in accounting principles, policies or guidelines; (4) legislation or regulatory changes; (5) changes in loan delinquency rates or in our levels of non-performing assets; (6) changes in the economic climate in the market areas in which we operate; (7) the economic impact of any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks; (8) the effects of the supervisory agreements entered into by each of the Company and the Bank with the Office of Thrift Supervision (“OTS”); (9) the proposed merger with Bryn Mawr Bank Corporation (“BMBC”) fails to be completed or, if completed, the anticipated benefits from the merger may not be fully realized due to, among other factors, the failure to successfully combine our business with BMBC, the anticipated synergies not being achieved or the integration proves to be more difficult, time consuming or costly than expected; and (10) other factors, if any, referenced in this Annual Report or the documents incorporated by reference.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Any forward-looking earnings estimates included in this Annual Report have not been examined or compiled by our independent registered public accounting firm, nor has our independent registered public accounting firm applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them. Further information concerning our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission (“SEC”).

PART I

Item 1.	BUSINESS.

General

First Keystone Financial, Inc. (the “Company”) is a Pennsylvania corporation and the sole shareholder of First Keystone Bank, a federally chartered stock savings bank (the “Bank”), which converted to the stock form of organization in January 1995. The only significant assets of the Company are the capital stock of the Bank, the Company’s loan to its employee stock ownership plan, and various equity and other investments. See Note 18 of the Notes to Consolidated Financial Statements for the fiscal year ended September 30, 2009 set forth in Item 8 hereof, “Financial Statements and Supplementary Data.” The primary business of the Company consists of operating the Bank.

The Bank is a community oriented bank emphasizing customer service and convenience. The Bank’s primary business is attracting deposits from the general public and using those funds together with other available sources of funds, primarily borrowings, to originate loans.

On November 3, 2009, the Company announced that it had signed a definitive agreement (the “Merger Agreement”) to merge with and into Bryn Mawr Bank Corporation (“BMBC”) (the “Merger”). Concurrent with the Merger, the Bank will merge with and into The Bryn Mawr Trust Company (“BMT”), which is a wholly owned subsidiary of BMBC, in a two-step merger pursuant to which the Bank will first merge with and into a newly formed interim savings bank subsidiary of BMT, and the surviving bank will then merge with and into BMT (collectively, the “Bank Merger”).

Under the terms of the Merger Agreement, shareholders of the Company will receive 0.6973 shares (the “Exchange Ratio”) of BMBC stock for each share of Company common stock they own plus $2.06 per share cash consideration (“Per Share Cash Consideration”), each subject to adjustment as described below. The Exchange Ratio and Per Share Cash Consideration are subject to downward adjustment in the event that “FKF Delinquencies,” as defined in the Merger Agreement, are equal to or greater than $10,500,000 as of the month end prior to the closing.

Consummation of the Merger, which is expected to occur in the second calendar quarter of 2010, is subject to certain conditions, including, among others, approval of the Merger by shareholders of the Company, governmental filings and regulatory approvals and expiration of applicable waiting periods, accuracy of specified representations and warranties of the other party, effectiveness of the registration statement to be filed with the SEC to register shares of BMBC common stock to be offered to Company shareholders, absence of a material adverse effect, receipt of tax opinions, and obtaining material permits and authorizations for the lawful consummation of the Merger and the Bank Merger.

Market Area and Competition

The Bank’s primary market area consists of Delaware and Chester Counties, which are located in the southeastern corner of Pennsylvania between two prominent metropolitan areas—Philadelphia, Pennsylvania and Wilmington, Delaware. There is easy access to I-95, the Philadelphia International Airport and the Delaware River.

Through an extensive highway network, the economies of Delaware and Chester Counties are knitted tightly into a regional economy of more than 2.5 million workers. Delaware and Chester Counties have a large, well-educated, and skilled labor force, with nearly one quarter of the counties’ population having earned a four-year college degree. In addition, Philadelphia’s central location in the Northeast corridor, infrastructure, and other factors have made the Bank’s primary market area attractive to many large corporate employers, including Comcast, Boeing, State Farm Insurance, United Parcel Service, PECO Energy, SAP America, Inc. and Wawa.

The Philadelphia area economy is typical of many large northeastern cities where the traditional manufacturing-based economy has declined and been replaced by the service sector, including the health care market. Crozer/Keystone Health System, Mercy Health Corp., and Astra-Zeneca are among the larger health care employers within the Bank’s market area. According to the Delaware County Chamber of Commerce, there are more than 65 degree-granting institutions in the Delaware Valley region, representing a higher density of colleges and universities than any other area in the United States.

The population of Delaware County is reported at over half a million residents and is the fifth most populated county in the Commonwealth of Pennsylvania. Much of the growth and development continues to be in the western part of the county and in adjacent Chester County. Chester County’s growth rate is expected to increase even further in the next decade, and some of the communities in Chester County that are experiencing the most rapid growth—East Marlborough Township, New Garden Township and East Goshen—surround the Bank’s Chester County branch.

The Bank faces strong competition, both in attracting deposits and making real estate and commercial loans. Its most direct competition for deposits has historically come from other savings banks, credit unions, and commercial banks located in its market area. This includes many large regional financial institutions which have even greater financial and marketing resources available to them. The ability of the Bank to attract and retain core deposits depends on its ability to provide a competitive rate of return, liquidity, and service convenience comparable to those offered by competing investment opportunities. The Bank’s management remains focused on attracting core deposits through its branch network, business development efforts, and commercial business relationships.

The Bank maintains seven branch offices in Delaware County with deposits totaling $326.9 million at September 30, 2009 and one branch office in Chester County with deposits totaling $20.2 million at September 30, 2009.

The Company’s headquarters is located at 22 West State Street, Media, Pennsylvania, and our telephone number is 610-565-6210. We maintain a website at www.firstkeystoneonline.com. The Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by the Company with the SEC are available free of charge on the Company’s website under the Investor Information menu. Such documents are available on the Company’s website as soon as reasonably practicable after they have been filed electronically with the SEC. The information presented on our website currently and in the future is not considered to be part of this document or any document incorporated by reference in this document.

Supervisory Agreements

On February 13, 2006, the Company and the Bank each entered into a supervisory agreement with the OTS which primarily addressed issues identified in the OTS’ reports of examination of the Company’s and the Bank’s operations and financial condition conducted in 2005.

Under the terms of the supervisory agreement between the Company and the OTS, the Company agreed to, among other things, (i) develop and implement a three-year capital plan designed to support the Company’s efforts to maintain prudent levels of capital and to reduce its debt-to-equity ratio below 50%; (ii) not incur any additional debt without the prior written approval of the OTS; and (iii) not repurchase any shares of or pay any cash dividends on its common stock until the Company complied with certain conditions. Upon reducing its debt-to-equity below 50%, the Company may resume the payment of quarterly cash dividends at the lesser of the dividend rate in effect immediately prior to entering into the supervisory agreement ($0.11 per share) or 35% of its consolidated net income (on an annualized basis), provided that the OTS, upon review of prior notice from the Company of the proposed dividend, does not object to such payment.

The Company submitted to and received from the OTS approval of a capital plan, which called for an equity infusion in order to reduce the Company’s debt-to-equity ratio below 50%. As part of its capital plan, the Company conducted a private placement of 400,000 shares of common stock, raising gross proceeds of approximately $6.5 million. In June 2007, the net proceeds of approximately $5.8 million were used to reduce the amount of its outstanding debt through the redemption of $6.2 million of its junior subordinated debentures. In June, 2008, the Company utilized a portion of the proceeds from a $4.9 million dividend from the Bank to purchase $1.5 million of fixed-rate trust preferred securities issued by the Company’ wholly owned statutory trust and to redeem the remaining $2.1 million of floating-rate subordinated debentures that were outstanding at September 30, 2007. As a result of such redemptions and purchases, the Company’s outstanding junior subordinated debt, as of September 30, 2009, was $11.6 million and its debt-to-equity ratio was less than 50%. Although the Company’s debt-to-equity ratio was below 50%, it does not anticipate resuming the payment of dividends until such time as the Company’s operating results improve and it is not permitted to pay dividends under the Merger Agreement without BMBC’s prior consent.

Under the terms of the supervisory agreement between the Bank and the OTS, the Bank agreed to, among other things, (i) not grow in any quarter in excess of the greater of 3% of total assets (on an annualized basis) or net interest credited on deposit liabilities during such quarter; (ii) maintain its core capital and total risk-based capital in excess of 7.5% and 12.5%, respectively; (iii) adopt revised policies and procedures governing commercial lending; (iv) conduct periodic reviews of its commercial loan department; (v) conduct periodic internal loan reviews; (vi) adopt a revised asset classification policy and (vii) not amend, renew or enter compensatory arrangements with senior executive officers and directors, subject to certain exceptions, without the prior approval of the OTS. As a result of the growth restriction imposed on the Bank, the Company’s growth is currently and will continue to be substantially constrained unless and until the supervisory agreements are terminated or modified.

As a result of the supervisory agreement, the Bank hired a Chief Credit Officer (“CCO”) and, under the direction of the Board and the CCO, enhanced its credit review analysis, developed administrative procedures and adopted an asset classification system. The CCO was appointed Chief Lending Officer (“CLO”) during fiscal 2008 and has continued the process of enhancing the Bank’s loan department structure, in particular its commercial lending operations. The Bank continues to address these areas and to reduce the level of classified assets in order to be in full compliance with the terms of the supervisory agreements. At September 30, 2009, the Company believes it and the Bank are in full compliance with all the provisions of the supervisory agreements.

Under the terms of the Merger Agreement, we have agreed to use our best efforts to obtain confirmation from the OTS that the supervisory agreements will be terminated as of the effective time of the Merger.

Lending Activities

Loan Portfolio Composition. The following table sets forth the composition of the Bank’s loan portfolio by type of loan at the dates indicated (excluding loans held for sale).

	September 30,
	2009		2008		2007		2006		2005
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Real estate loans:
Single-family	$146,258	45.52%	$145,626	48.53%	$139,888	46.40%	$144,760	42.76%	$149,237	46.64%
Multi-family and commercial	67,241	20.93	54,419	18.14	60,026	19.91	70,439	20.81	69,704	21.78
Construction and land	28,984	9.02	27,493	9.16	23,501	7.80	38,158	11.27	36,828	11.51
Home equity loans and lines of credit	54,612	17.00	55,246	18.41	57,808	19.17	59,319	17.52	46,748	14.61

Total real estate loans	297,095	92.47	282,784	94.24	281,223	93.28	312,676	92.36	302,517	94.54

Consumer:
Deposit	769.24		114.04		142.05		170.05		112.04
Unsecured personal loans	609.19		627.21		460.15		538.16		641.20
Other(1)	652.20		589.19		602.20		667.20		623.19

Total consumer loans	2,030.63		1,330.44		1,204.40		1,375.41		1,376.43

Commercial business loans	22,180	6.90	15,955	5.32	19,044	6.32	24,474	7.23	16,085	5.03

Total loans receivable(2)	321,305	100.00%	300,069	100.00%	301,471	100.00%	338,525	100.00%	319,978	100.00%

Less:
Loans in process	10,228		10,802		6,008		12,081		14,614
Deferred loan origination fees and discounts	(180)		(292)		(277)		(143)		(90)
Allowance for loan losses	4,657		3,453		3,322		3,367		3,475

Total loans receivable, net	$306,600		$286,106		$292,418		$323,220		$301,979

(1)	Consists primarily of credit card loans.
(2)	Does not include $0, $0, $0, $1.3 million and $41,000 of loans held for sale at September 30, 2009, 2008, 2007, 2006 and 2005, respectively.

Contractual Principal Repayments. The following table sets forth the scheduled contractual principal repayments of the Bank’s loans held to maturity at September 30, 2009. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The amounts shown for each period do not take into account loan prepayments of the Bank’s loan portfolio held to maturity.

	Real Estate Loans
	Single-family(1)	Multi-family and Commercial	Construction and Land	Total	Consumer and Commercial Business Loans	Total
	(Dollars in thousands)
Amounts due in:
One year or less	$12,611	$9,127	$28,984	$50,722	$8,297	$59,019
After one year through three years	26,407	6,424	—	32,831	2,329	35,160
After three years through five years	26,384	6,061	—	32,445	1,784	34,229
After five years through ten years	67,913	13,446	—	81,359	3,801	85,160
After ten years through fifteen years	25,099	12,660	—	37,759	2,958	40,717
Over fifteen years	42,456	19,523	—	61,979	5,041	67,020

Total(2)	$200,870	$67,241	$28,984	$297,095	$24,210	$321,305

Interest rate terms on amounts due after one year:
Fixed				$143,015	$2,510	$145,525
Adjustable				103,358	13,403	116,761

Total(2)				$246,373	$15,913	$262,286

(1)	Includes home equity loans and lines of credit.
(2)	Does not include adjustments relating to loans in process, allowances for loan losses and deferred fee income and discounts.

Scheduled contractual amortization of loans does not reflect the expected maturity of the Bank’s loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans, due to refinancings of adjustable-rate and fixed-rate loans at lower rates. Under the latter circumstances, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

Loan Origination, Purchase and Sale Activity. The following table shows the loan origination, purchase and sale activity of the Bank during the periods indicated.

	Year Ended September 30,
	2009	2008	2007
	(Dollars in thousands)
Gross loans at beginning of period(1)	$300,069	$301,471	$339,859

Loan originations for investment:
Real estate:
Residential	29,167	28,358	16,838
Commercial and multi-family	23,795	6,929	6,679
Construction	9,697	11,948	11,366
Home equity and lines of credit	28,903	22,026	30,106

Total real estate loans originated for investment	91,562	69,261	64,989
Consumer	2,797	3,398	1,953
Commercial business	31,033	12,497	18,979

Total loans originated for investment	125,392	85,156	85,921
Loans originated for resale	13,653	1,444	271

Total originations	139,045	86,600	86,192

Deduct:
Principal loan repayments and prepayments	(102,271)	(86,313)	(122,505)
Transferred to real estate owned	—	—	—
Charge-offs	(1,885)	(245)	(470)
Loans sold in secondary market	(13,653)	(1,444)	(1,605)

Subtotal	(117,809)	(88,002)	(124,580)

Net (decrease) increase in loans(1)	21,236	(1,402)	(38,388)

Gross loans at end of period(1)	$321,305	$300,069	$301,471

(1)	There were no loans held for sale at September 30, 2009, 2008, and 2007.

The residential lending activities of the Bank are subject to written underwriting standards and loan origination procedures established by the Bank’s Board of Directors and management. Loan applications may be taken at all of the Bank’s branch offices by the branch manager or other designated loan officers. Applications for single-family residential mortgage loans for portfolio retention are obtained predominately through loan originators who are employees of the Bank. The Bank’s residential loan originators will take loan applications outside of the Bank’s offices at the customer’s convenience and are compensated on a commission basis. The Residential Lending Department supervises the process of obtaining credit reports, appraisals and other documentation involved with the origination of a loan. In most cases, the Bank requires that a property appraisal be obtained in connection with all new first mortgage loans. Generally, appraisals are not required on home equity loans below $250,000 because alternative means of valuation are used (i.e., tax assessments, home value estimators). Property appraisals generally are performed by an independent appraiser selected from a list approved by the Bank’s Board of Directors. The Bank requires that title insurance (other than with respect to home equity loans) and hazard insurance be maintained on all security properties and that flood insurance be maintained if the property is within a designated flood plain.

Residential mortgage loan applications are primarily developed from referrals from real estate brokers and builders, existing customers and walk-in customers. Commercial and multi-family real estate loan applications are obtained primarily from previous borrowers, direct solicitations by Bank personnel, as well as referrals.

Consumer loans originated by the Bank are obtained primarily through existing and walk-in customers who have been made aware of the Bank’s programs by advertising and other means.

Applications for single-family residential mortgage loans which may be originated for resale in the secondary market or loans designated for portfolio retention that conform to the requirements for resale into the secondary market and do not exceed Fannie Mae (“FNMA”) or Freddie Mac (“FHLMC”) limits are approved by at least one of the following: the Bank’s CLO, the Senior Mortgage Loan Underwriter or the Loan Committee (a committee comprised of four directors and the Chief Credit Officer). Residential mortgage loans in excess of FNMA/FHLMC maximum amounts (currently $417,000 for single-family properties in the Bank’s market area) but less than $1.0 million must be approved by the Loan Committee. Commercial and multi-family residential real estate mortgage loans in excess of $250,000 and all construction loans must be approved by the Loan Committee. All mortgage loans in excess of $1.0 million must be approved by the Bank’s Board of Directors or the Executive Committee thereof. All mortgage loans which do not require approval by the Board of Directors are submitted to the Board at its next meeting for review and ratification. Home equity loans and lines of credit up to $250,000 can be approved by the Chief Credit Officer, the Vice President of Construction Loans or the Administrative Vice President of Residential Lending. Loans in excess of such amount must be approved by the Loan Committee.

Single-Family Residential Loans. Substantially all of the Bank’s single-family residential mortgage loans consist of conventional loans. Conventional loans are loans that are neither insured by the Federal Housing Administration nor partially guaranteed by the Department of Veterans Affairs. The vast majority of the Bank’s single-family residential mortgage loans are secured by properties located in Pennsylvania, primarily in Delaware and Chester Counties, and are originated under terms and documentation which permit their sale to FHLMC or FNMA. During fiscal 2009, although the Bank experienced some easing in the interest rate compression that had affected it during the prior fiscal year, the Bank elected to retain approximately two-thirds of the newly originated 30-year term fixed-rate residential mortgage loans in its portfolio. The Bank will also continue to retain its adjustable-rate mortgage loans and shorter term fixed-rate residential mortgage loans. See “—Mortgage-Banking Activities.”

The single-family residential mortgage loans offered by the Bank currently consist of fixed-rate loans, including bi-weekly and balloon loans and adjustable-rate loans. Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortized with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term. The Bank’s fixed-rate loans are originated under terms, conditions and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as FHLMC or FNMA, and other purchasers in the secondary mortgage market. The Bank also offers bi-weekly loans under the terms of which the borrower makes payments every two weeks. Although such loans have a 30-year amortization schedule, due to the bi-weekly payment schedule, such loans repay substantially more rapidly than a standard monthly amortizing 30-year fixed-rate loan. The Bank also offers five and seven year balloon loans which provide that the borrower can conditionally renew the loan at the fifth or seventh year at a then to-be-determined interest rate for the remaining 25 or 23 years, respectively, of the amortization period. At September 30, 2009, $123.4 million, or 84.4% of the Bank’s single-family residential mortgage loans held in portfolio were fixed-rate loans, including $10.2 million of bi-weekly, fixed-rate residential mortgage loans.

The adjustable-rate loans currently offered by the Bank have interest rates which adjust every one, three or five years in accordance with a designated index, such as U.S. Treasury obligations, adjusted to a constant maturity (“CMT”), plus a stipulated margin. The Bank’s adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 6% on any such increase or decrease over the life of the loan. In order to increase the originations of adjustable-rate loans, the Bank has been originating loans which bear a fixed interest rate for a period of three to five years after which they convert to one-year adjustable-rate loans. The Bank’s adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, creating negative amortization. Although the Bank does offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year CMT are underwritten using methods approved by FHLMC or FNMA which require borrowers to be qualified at 2% above the discounted loan rate under certain conditions. The Bank has taken steps to increase the amount of such loans originated in recent years, but with limited success due to limited interest by consumers. At September 30, 2009, $22.9 million, or 15.6%, of the Bank’s single-family residential mortgage loans held in portfolio were adjustable-rate loans.

For conventional residential mortgage loans held in portfolio and also for those loans originated for sale in the secondary market, the Bank’s maximum loan-to-value (“LTV”) ratio is 97%, and is based on the lesser of sales price or appraised value. On loans with a LTV ratio of over 80%, private mortgage insurance may be required to be obtained or the Bank, on occasion, may lend the excess as a home equity loan.

Commercial and Multi-Family Residential Real Estate Loans. During fiscal 2008 and 2007, the Bank decreased its investment in commercial and multi-family residential loans due to the Company’s self-imposed curtailment of such lending activity while implementing substantially enhanced credit review and administration infrastructure. The limited amount of such loans being originated during fiscal 2008 and 2007 were being made primarily to small- and medium-sized businesses located in the Bank’s primary market area, a segment of the market that the Bank believes has continued to be underserved in recent years. However, with the improvements in procedures and processes that were put in place during the latter part of fiscal 2008, combined with the addition of a seasoned commercial lender and other personnel, the Company was able to re-emphasize this lending area during fiscal 2009. Loans secured by commercial and multi-family residential real estate amounted to $67.2 million, or 20.9%, of the Bank’s total loan portfolio, at September 30, 2009. The Bank’s commercial and multi-family residential real estate loans are secured primarily by professional office buildings, small retail establishments, warehouses and apartment buildings (with 36 units or less) located in the Bank’s primary market area.

The Bank’s adjustable-rate multi-family residential and commercial real estate loans generally are either three or five-year adjustable-rate loans indexed to the CMT plus a margin. In addition, depending on collateral value and strength of the borrower, fixed-rate balloon loans and longer term fixed-rate loans may be originated. Generally, fees of up to 1% of the principal loan balance are charged to the borrower upon closing. Although terms for multi-family residential and commercial real estate loans may vary, the Bank’s underwriting standards generally provide for terms of up to 20 years with amortization of the principal over the term of the loan and LTV ratios of not more than 80%. Generally, the Bank obtains personal guarantees of the principals of the borrower as additional security for any commercial real estate and multi-family residential loan and requires that the borrower have at least a 25% equity investment in the property which is the subject of the loan.

The Bank evaluates various aspects of commercial and multi-family residential real estate loan transactions in an effort to mitigate risk to the extent possible. In underwriting these loans, consideration is given to the stability of the property’s cash flow history, future operating projections, current and projected occupancy, position in the market, location and physical condition. In recent periods, the Bank has generally imposed a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of not less than 120%. The underwriting analysis also includes credit checks and a review of the financial condition of the borrower and guarantor, if applicable. An appraisal report is prepared by a state-licensed and certified appraiser (generally an appraiser who is qualified as a Member of the Appraisal Institute (“MAI”)) commissioned by the Bank to substantiate property values for every commercial real estate and multi-family loan transaction. All appraisal reports are reviewed by the commercial loan underwriter prior to the closing of the loan.

Multi-family residential and commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans often involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower’s business. These risks also can be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to minimize its risk exposure by limiting such lending to proven owners, only considering properties with existing operating performance which can be analyzed, requiring conservative debt coverage ratios, and periodically monitoring the operation and physical condition of the collateral. See “—Asset Quality—Non-performing Assets”, for further discussion of the Bank’s non-performing loans.

Construction Loans. Substantially all of the Bank’s construction loans consist of loans for acquisition and development of properties to construct single-family properties extended either to individuals or to selected developers with whom the Bank is familiar to build such properties on a pre-sold or limited speculative basis.

To a lesser extent, the Bank provides financing for construction to permanent commercial real estate properties. Commercial construction loans have a maximum term of 24 months during the construction period with interest based upon the prime rate published in the Wall Street Journal (“Prime Rate”) plus a margin and have LTV ratios of 80% or less of the appraised value of the project upon completion. The loans may convert to permanent commercial real estate loans upon completion of construction. With respect to construction loans to individuals, such loans have a maximum term of 12 months, have variable rates of interest based upon the Prime Rate plus a margin and have LTV ratios of 80% or less of the appraised value of the property upon completion and generally do not require the amortization of principal during the term. Upon completion of construction, the borrower is required to refinance the loan although the Bank may be the lender of the permanent loan secured by the property.

The Bank also provides construction loans (including acquisition and development loans) and revolving lines of credit to developers. The majority of construction loans consists of loans to selected local developers with whom the Bank is familiar and who build single-family dwellings on a pre-sold or, to a significantly lesser extent, on a speculative basis. The Bank generally limits to two the number of unsold units that a developer may have under construction in a project. Such loans generally have terms of 36 months or less, generally have a maximum LTV ratio of 75% of the appraised value of the property upon completion and do not require the amortization of the principal during the term. The loans are made with variable rates of interest based on the Prime Rate plus a margin adjusted on a monthly basis. The Bank also receives origination fees that generally range from 0.5% to 3.0% of the amount of the loan commitment. The borrower is required to fund a portion of the project’s costs, the exact amount being determined on a case-by-case basis but usually not less than 25%. Loan proceeds are disbursed by percentage of completion of the cost of the project after inspections indicate that such disbursements are for costs already incurred and which have added to the value of the project. Only interest payments are due during the construction phase and the Bank may provide the borrower with an interest reserve from which it can pay the stated interest due thereon.

At September 30, 2009, residential construction loans totaled $20.0 million, or 6.2%, of the total loan portfolio, primarily consisting of construction loans to developers.

The Bank also originates ground or land loans to individuals to purchase a property on which they intend to build their primary residences, as well as to developers to purchase lots to build speculative homes at a later date. Such loans have terms of 36 months or less with a maximum LTV ratio of 75% of the lower of appraised value or sale price. The loans are made with variable rates based on the Prime Rate plus a margin. The Bank also receives origination fees, which generally range between 1.0% and 3.0% of the loan amount. At September 30, 2009, land loans (including loans to acquire and develop land) totaled $9.0 million, or 2.8%, of the total loan portfolio.

At September 30, 2009, loans to developers included both secured and unsecured lines of credit (which are classified as commercial business loans) with outstanding commitments totaling $720,000. All have personal guarantees of the principals and are cross-collateralized with existing loans. At September 30, 2009, loans outstanding under builder lines of credit totaled $490,000, all of which were unsecured. Such loans are only given to the Bank’s most creditworthy long standing customers.

Prior to making a commitment to fund a construction loan, the Bank requires an appraisal of the property by an appraiser approved by the Board of Directors. In addition, during the term of the construction loan, the project is inspected by an independent inspector.

Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Loans on lots may run the risk of adverse zoning changes as well as environmental or other restrictions on future use.

Home Equity Loans and Lines of Credit. Home equity loans and home equity lines of credit are secured by the underlying equity in the borrower’s primary residence or, occasionally, other types of real estate. Home equity loans are amortizing loans with fixed interest rates with a maximum term of 20 years while equity lines of credit have adjustable interest rates indexed to the Prime Rate with a term of 10 years and interest-only payments. Generally, home equity loans or home equity lines of credit do not exceed $100,000. The Bank’s home equity loans and lines of credit generally require combined LTV ratios of 80% or less. Loans with higher LTV ratios are available but with higher interest rates and stricter credit standards. At September 30, 2009, home equity loans and lines of credit amounted to $54.6 million, or 17.0%, of the Bank’s total loan portfolio.

Commercial Business Loans. The Bank’s strategic plan focuses the growth of its commercial business loan portfolio by granting such loans directly to business enterprises that are located in its market area. The majority of such loans are for less than $1.0 million. The Bank actively targets and markets this product to small- and medium-sized businesses. Applications for commercial business loans are obtained from existing commercial customers, branch and customer referrals, direct inquiry and the new business development efforts of the Bank’s staff. As of September 30, 2009, commercial business loans amounted to $22.2 million, or 6.9%, of the Bank’s total loan portfolio. The commercial business loans consist of a limited number of commercial lines of credit secured by equipment and securities, some working capital financings secured by accounts receivable and inventory and, to a limited extent, unsecured lines of credit. Commercial business loans originated by the Bank ordinarily have terms of five years or less and fixed rates or adjustable rates tied to the Prime Rate plus a margin.

Although commercial business loans generally are considered to involve greater credit risk than certain other types of loans, we offer commercial business loans to small- and medium-sized businesses in an effort to better serve our community’s needs, obtain core non-interest-bearing deposits and increase the Bank’s interest rate spread, improve interest rate sensitivity and improve the Bank’s profitability. See “—Asset Quality” for discussion of the Bank’s non-performing and classified assets.

Consumer Lending Activities. The Bank also offers a variety of consumer loans in order to provide a full range of retail financial services to its customers. At September 30, 2009, $2.0 million, or 0.6%, of the Bank’s total loan portfolio was comprised of consumer loans. The Bank originates substantially all of such loans in its market area. At September 30, 2009, the Bank’s consumer loan portfolio was comprised of credit card, deposit, automobile, unsecured personal loans and other consumer loans. The Bank’s credit card program is primarily offered to only the Bank’s most creditworthy customers. At September 30, 2009, these loans totaled $614,000, or 0.19%, of the total loan portfolio. Other components of the consumer loan portfolio include unsecured personal loans and loans on deposits amounting to $609,000 and $769,000, respectively or 0.19% and 0.24%, respectively, of the Bank’s loan portfolio at September 30, 2009.

Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

Mortgage-Banking Activities. Due to customer preference for fixed-rate loans, the Bank has continued to originate fixed-rate loans secured by first mortgages on owner occupied single-family residences. Long-term (generally 30 years) fixed-rate loans not taken into portfolio for asset/liability management purposes are sold into the secondary market. The Bank’s net gain on sales of single-family residential loans amounted to $125,000 and $9,000 during the fiscal years ended September 30, 2009 and 2008, respectively. The Bank retained, in its portfolio, approximately two-thirds of its long-term (generally 30 years) fixed-rate single-family residential mortgage loans originated during fiscal 2009. The Bank did not have any single-family residential loans held for sale at September 30, 2009 and 2008.

The Bank’s conforming mortgage loans sold to others generally are sold with servicing retained, on a loan-by-loan basis primarily to FHLMC or FNMA. A period of less than five days generally elapses between the closing of the loan by the Bank and its purchase by the investor. Mortgages with established interest rates generally will decrease in value during periods of increasing interest rates. Accordingly, fluctuations in prevailing interest rates may result in a gain or loss to the Bank as a result of adjustments to the carrying value of loans held for sale or upon sale of loans. The Bank attempts to protect itself from these market fluctuations through the use of forward commitments entered into at the same time of the commitment by the Bank of a loan rate to the borrower. These commitments are mandatory delivery contracts with the purchaser, generally FHLMC or FNMA, within a certain time frame and within certain dollar amounts by a price determined at the commitment date. Market risk does exist as non-refundable points paid by the borrower may not be sufficient to offset fees associated with closing the forward commitment contract.

Loan Origination Fees and Servicing. Borrowers may be charged an origination fee, which is a percentage of the principal balance of the loan. The various fees, net of costs, received by the Bank in connection with the origination of loans are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. However, when such loans are sold, the remaining unamortized fees (which are all or substantially all of such fees due to the relatively short period during which such loans are held) are recognized as income on the sale of loans held for sale.

The Bank, for conforming loan products, generally retains the servicing on all loans sold to others. In addition, the Bank services substantially all of the loans that it retains in its portfolio. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making advances to cover delinquent payments, making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. Funds that have been escrowed by borrowers for the payment of mortgage-related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in non-interest-bearing accounts at the Bank.

The following table presents information regarding the loans serviced by the Bank for others at the dates indicated. Substantially all the loans were secured by properties in Pennsylvania. A small percentage of the loans are secured by properties located in Delaware, Maryland or New Jersey.

	September 30,
	2009	2008	2007
	(Dollars in thousands)
Loans originated by the Bank and serviced for:
FNMA	$387	$446	$491
FHLMC	46,304	42,119	46,193
Others	259	278	295

Total loans serviced for others	$46,950	$42,843	$46,979

The Bank receives fees for servicing mortgage loans, which generally amount to 0.25% per annum on the declining principal balance of mortgage loans. Such fees serve to compensate the Bank for the costs of performing the servicing function. Other sources of loan servicing revenues include late charges. The Bank retains a portion of funds received from borrowers on the loans it services for others in payment of its servicing fees received on loans serviced for others. For fiscal years ended September 30, 2009, 2008 and 2007, the Bank earned gross fees of $114,000, $114,000 and $124,000, respectively, from loan servicing.

Loans-to-One Borrower Limitations. Regulations impose limitations on the aggregate amount of loans that a savings institution could make to any one borrower, including related entities. Under such regulations, the permissible amount of loans-to-one borrower follows the national bank standard for all loans made by savings institutions, which generally does not permit loans-to-one borrower to exceed 15% of unimpaired capital and surplus. Loans in an amount equal to an additional 10% of unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. At September 30, 2009, the Bank’s five largest loans or groups of loans-to-one borrower, including related entities, ranged from an aggregate of $5.4 million to $6.4 million. The Bank’s loans-to-one borrower limit was $7.0 million at such date.

Asset Quality

General. As a part of the Bank’s ongoing efforts to improve its asset quality, it has developed and implemented an asset classification system. The Bank’s assets are subject to review under the classification system, but particular emphasis is placed on the review of multi-family residential and commercial real estate loans, construction loans and commercial business loans. All assets of the Bank are periodically reviewed and the classification recommendations submitted to the Asset Quality Review Committee. The Asset Quality Review Committee is composed of the Chief Executive Officer, the Chief Financial Officer, Chief Lending Officer, the Vice President of Loan Administration, the Internal Auditor and the Vice President of Construction Lending and meets at least monthly. All assets are placed into one of the five following categories: pass, special mention, substandard, doubtful and loss. A rating system was implemented which provides for the grading of assets as follows: 1-6 as pass, 7, 8, 9 and 10 as an adverse classification (special mention, substandard, doubtful and loss, respectively). Loans classified as “pass” are then placed into one of the six grades based on objective underwriting criteria. See “—Non-Performing Assets” and “—Other Classified Assets” for a discussion of certain of the Bank’s assets which have been classified as substandard and regulatory classification standards generally.

When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and requesting payment. Contact is generally made after the expiration of the grace period (usually fifteen days) in the form of telephone calls and/or correspondence. In most cases, deficiencies are cured promptly. If the delinquency increases, the Bank will initiate foreclosure actions or legal collection actions if a borrower fails to enter into satisfactory repayment arrangements. Such actions generally commence at sixty to ninety days of delinquency.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, the Bank generally does not accrue interest on loans past due 90 days or more. See Note 2 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. Real estate owned is initially recorded at the lower of fair value less estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value.

Under GAAP, the Bank is required to account for certain loan modifications or restructurings as “troubled debt restructurings”. In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider under current market conditions. Debt restructuring or loan modifications for a borrower do not necessarily always constitute troubled debt restructuring, however, and troubled debt restructuring does not necessarily result in non-accrual loans.

Delinquent Loans. The following table sets forth information concerning delinquent loans at the dates indicated, in dollar amounts and as a percentage of each category of the Bank’s loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts which are past due.

	At September 30, 2009		At September 30, 2008
	30 to 59 days overdue	60 to 89 days overdue	30 to 59 days overdue	60 to 89 days overdue
Real estate loans:
Single-family residential	$—	$501	$9	$250
Commercial and multi-family	—	1,035	—	137
Home equity	50	107	127	39
Construction	1,090	1,055	824	1,407
Consumer loans	13	6	4	—
Commercial business loans	—	785	—	267

Total	$1,153	$3,489	$964	$2,100

Non-performing Assets. The following table sets forth the amounts and categories of the Bank’s non-performing assets at the dates indicated.

	September 30,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Non-performing loans:
Single-family residential	$1,119	$297	$174	$189	$378
Commercial and multi-family(1)	2,050	—	1,148	—	3,337
Home equity loans and lines of credit	308	237	274	47	60
Consumer	3	8	—	4	5
Commercial business	396	443	26	26	500

Total non-accrual loans	3,876	985	1,622	266	4,280

Accruing loans more than 90 days delinquent(2)	1,541	1,435	3,063	11	772

Total non-performing loans	5,417	2,420	4,685	277	5,052

Real estate owned	—	—	—	2,450	760

Total non-performing assets	$5,417	$2,420	$4,685	$2,727	$5,812

Total non-performing loans as a percentage of gross loans receivable(3)	1.74%	0.84%	1.55%	0.08%	1.65%

Total non-performing assets as a percentage of total assets	1.03%	0.46%	0.89%	0.52%	1.12%

(1)

Consisted of three loans to different borrowers at September 30, 2009 with principal balances ranging from $51,000 to $1.4 million, two loans to the same borrower at September 30, 2007 and one loan at September 30, 2005 which became real estate owned during fiscal 2006. The loans to the same borrower as of September 30, 2007 were repaid in full subsequent to September 30, 2007.

(2)

Consisted of nine loans at September 30, 2009 (see below), 10 loans at September 30, 2008, 11 loans at September 30, 2007, three credit card accounts at September 30, 2006 and four loans at September 30, 2005 of which a $770,000 construction loan returned to current status subsequent to September 30, 2005.

(3)	Includes loans receivable and loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.

The $1.1 million of non-performing single-family residential loans at September 30, 2009 consisted of five loans with principal balances ranging from $59,000 to $407,000, with an average balance of approximately $224,000. The $407,000 non-performing loan became real estate owned at the beginning of fiscal 2010. Included within the five loans is one loan of $59,000 to a credit impaired borrower.

The $396,000 of non-performing commercial business loans at September 30, 2009 is comprised of four loans to different borrowers with principal balances ranging from $5,000 to $216,000, with an average balance of $99,000.

The $308,000 of non-performing home equity loans and lines of credit at September 30, 2009 consisted of five loans with principal balances ranging from $5,000 and $110,000, with an average balance of $62,000.

Accruing loans more than 90 days delinquent, which consist of loans 90 days or more past maturity which continued to make payments on a basis consistent with the original repayment schedule, amounted to $1.5 million at September 30, 2009 and were comprised of three residential construction loans for land totaling $554,000, one residential construction loan of $194,000, one commercial real estate loan of $358,000 and one $428,000 commercial real estate loan on a single-family investment property. All these loans exceeded their contractual maturity and continue to make interest payments on the outstanding balance at the stated loan interest rate. The principal balance of the loans is included in the accruing loans past due 90 days or more category of non-performing assets.

Other Classified Assets. Federal banking regulations require that each insured savings association classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are four classifications for problem assets: “substandard,” “doubtful,” “loss” and “special mention.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.

In connection with the OTS examination in the fall of 2006, the Company reviewed its asset classifications resulting in a substantial increase in its criticized and classified assets. At September 30, 2009, the Bank had $23.2 million of assets classified as substandard, no assets classified as either doubtful or loss, and $6.2 million identified as special mention. Assets classified as substandard at September 30, 2009 were comprised of loans aggregating $17.3 million and investment securities aggregating $5.9 million that have been downgraded to below investment grade by various ratings companies.

Allowance for Loan Losses. The Bank’s policy is to establish an allowance for estimated losses on loans when it determines that losses are probable and reasonably estimable. The allowance for losses on loans is maintained at a level believed by management to cover all known and inherent losses in its loan portfolio. Management’s analysis of the adequacy of the allowance is based on an evaluation of the loan portfolio, past loss experience, current economic conditions, volume, growth and composition of the portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. The level of allowance for loan losses increased in fiscal 2009 due to the Bank’s evaluation of its estimate including, among other things, an analysis of delinquency trends, non-performing loan trends, the levels of charge-offs and recoveries, the increased level of special mention assets, prior loss experience, the increased amount of total loans outstanding, the increased volume of loan originations in commercial real estate and business loans, the value and the nature of the collateral securing loans, the number of loans requiring heightened management oversight, general economic conditions, particularly as they relate to the Company’s primary market area and trends in market rates of interest. The Company’s primary banking regulator periodically reviews the Company’s allowance for loan losses as an integral part of the examination. As shown in the table below, at September 30, 2009, the Bank’s allowance for loan losses amounted to 86.0% and 1.5% of the Bank’s non-performing loans and gross loans receivable, respectively.

Management of the Company presently believes that its allowance for loan losses is adequate to cover all known and inherent losses that are both probable and reasonably estimable in the Bank’s loan portfolio as of the dates presented. However, future adjustments to this allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard. The following table provides information regarding the changes in the allowance for loan losses and other selected statistics for the periods presented.

	Year Ending September 30,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Allowance for loan losses, beginning of period	$3,453	$3,322	$3,367	$3,475	$2,039
Charged-off loans:
Single-family residential	—	—	(21)	(50)	(26)
Home equity loans and lines of credit	(385)	—	—	—	—
Multi-family and commercial	(662)	(220)	—	(637)	—
Consumer and commercial business	(838)	(25)	(449)	(641)	(318)

Total charged-off loans	(1,885)	(245)	(470)	(1,328)	(344)

Recoveries on loans previously charged-off:
Single-family residential	—	—	20	—	—
Multi-family and commercial	8	57	—	3	—
Consumer and commercial business	81	23	30	11	—

Total recoveries	89	80	50	14	—

Net loans charged-off	(1,796)	(165)	(420)	(1,314)	(344)
Provision for loan losses	3,000	296	375	1,206	1,780

Allowance for loan losses, end of period	$4,657	$3,453	$3,322	$3,367	$3,475

Net loans charged-off to average loans outstanding(1)	0.60%	0.06%	0.13%	0.42%	0.11%

Allowance for loan losses to adjusted gross loans receivable(1)	1.50%	1.19%	1.12%	1.03%	1.14%

Allowance for loan losses to total non-performing loans	85.96%	142.67%	70.91%	1,215.61%	68.79%

Net loans charged-off to allowance for loan losses	38.57%	4.78%	12.64%	39.03%	9.90%

Recoveries to charge-offs	4.72%	32.38%	10.64%	1.05%	0.00%

(1)

Adjusted gross loans receivable and average loans outstanding include loans receivable as well as loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.

The following table presents the Bank’s allocation of the allowance for loan losses to the total amount of loans in each category listed at the dates indicated:

	September 30,
	2009		2008		2007		2006		2005
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)
Single-family residential	$596	45.52%	$554	48.53%	$329	46.40%	$326	42.76%	$695	46.64%
Commercial and multi-family residential	1,797	20.93	970	18.14	1,441	19.91	1,346	20.81	1,888	21.78
Construction and land	555	9.02	255	9.16	104	7.80	129	11.27	383	11.51
Home equity	576	17.00	422	18.41	216	19.17	122	17.52	62	14.61
Consumer	50.63		65.44		85.40		85.41		10.43
Commercial business	969	6.90	1,106	5.32	861	6.32	1,072	7.23	370	5.03
Unallocated	114	—	81	—	286	—	287	—	67	—

Total allowance for loan losses	$4,657	100.00%	$3,453	100.00%	$3,322	100.00%	$3,367	100.00%	$3,475	100.00%

Mortgage-Related and Investment Securities

Mortgage-Related Securities. Federally chartered savings institutions have authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings associations, certain bankers’ acceptances and federal funds. Subject to various restrictions, federally chartered savings institutions also may invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that federally chartered savings institutions are otherwise authorized to make directly.

The Bank maintains a significant portfolio of mortgage-related securities (including mortgage-backed securities and collateralized mortgage obligations (“CMOs”) as a means of investing in housing-related mortgage instruments without the costs associated with originating mortgage loans for portfolio retention and with limited credit risk of default which arises in holding a portfolio of loans to maturity. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family residential mortgages. The principal and interest payments on mortgage-backed securities are passed from the mortgage originators, as servicer, through intermediaries (generally U.S. Government agencies and government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government-sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include FHLMC, FNMA and the Government National Mortgage Association (“GNMA”). The Bank also invests in certain privately issued, credit enhanced mortgage-related securities rated AAA by national securities rating agencies.

FHLMC is a public corporation chartered by the U.S. Government. FHLMC issues participation certificates backed principally by conventional mortgage loans. FHLMC guarantees the timely payment of interest and the ultimate return of principal on participation certificates. FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because FHLMC and FNMA are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. In September 2008, the Federal Housing Finance Agency was appointed as conservator of FHLMC and FNMA. The U.S. Department of the Treasury agreed to provide capital as needed to ensure that FHLMC and FNMA continue to provide liquidity to the housing and mortgage markets. GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by Federal Housing Administration (“FHA”) guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because FHLMC, FNMA and GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs which is currently $417,000 (for single-family dwellings in the Bank’s market area).

Mortgage-related securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate loans. As a result, the risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable rate) as well as prepayment risk, are passed on to the certificate holder. Thus, the life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

The Bank’s mortgage-related securities include regular interests in CMOs. CMOs were developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor and are typically issued by governmental agencies, governmental sponsored enterprises and special purpose entities, such as trusts, corporations or partnerships, established by financial institutions or other similar institutions. A CMO can be (but is not required to be) collateralized by loans or securities which are insured or guaranteed by FNMA, FHLMC or the GNMA. In contrast to pass-through mortgage-related securities, in which cash flow is received pro rata by all security holders, the cash flow from the mortgages underlying a CMO is segmented and paid in accordance with a predetermined priority to investors holding various CMO classes. By allocating the principal and interest cash flows from the underlying collateral among the separate CMO classes, different classes of bonds are created, each with its own stated maturity, estimated average life, coupon rate and prepayment characteristics.

The short-term classes of a CMO usually carry a lower coupon rate than the longer term classes and, therefore, the interest differential cash flow on a residual interest is greatest in the early years of the CMO. As the early coupon classes are extinguished, the residual income declines. Thus, the longer the lower coupon classes remain outstanding, the greater the cash flow accruing to CMO residuals. As interest rates decline, prepayments accelerate, the interest differential narrows, and the cash flow from the CMO declines. Conversely, as interest rates increase, prepayments decrease, generating a larger cash flow to residuals.

A senior-subordinated structure often is used with CMOs to provide credit enhancement for securities which are backed by collateral which is not guaranteed by FNMA, FHLMC or the GNMA. These structures divide mortgage pools into various risk classes: a senior class and one or more subordinated classes. The subordinated classes provide protection to the senior class. When cash flow is impaired, debt service goes first to the holders of senior classes. In addition, incoming cash flows also may go into a reserve fund to meet any future shortfalls of cash flow to holders of senior classes. The holders of subordinated classes may not receive any funds until the holders of senior classes have been paid and, when appropriate, until a specified level of funds has been contributed to the reserve fund.

Mortgage-related securities generally bear yields which are less than those of the loans which underlie such securities because of their payment guarantees or credit enhancements which reduce credit risk to nominal levels. However, mortgage-related securities are more liquid than individual mortgage loans and may be used to collateralize certain obligations of the Bank. At September 30, 2009, $75.6 million of the Bank’s mortgage-related securities were pledged to secure various obligations of the Bank, and to serve as collateral for certain municipal deposits.

The Bank’s mortgage-related securities are classified as either “held to maturity” or “available for sale” based upon the Bank’s intent and ability to hold such securities to maturity at the time of purchase, in accordance with GAAP. As of September 30, 2009, the Bank had an aggregate of $105.4 million, or 19.9%, of total assets invested in mortgage-related securities, net, of which $19.2 million was held to maturity and $86.2 million was available for sale. The Company’s investment strategy is to maintain the portfolio to complement the asset-liability structure of the Company. The Company’s strategy during fiscal 2009 was to reinvest its cash flows from held to maturity portfolio into its available for sale portfolio in order to provide flexibility and liquidity in the Company as part of its asset-liability management. The mortgage-related securities of the Bank which are held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts using a level yield method, while mortgage-related securities available for sale are carried at the current fair value. See Notes 3 and 4 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth the composition of the Bank’s available for sale (at fair value) and held to maturity (at amortized cost) mortgage-related securities portfolios at the dates indicated.

	September 30,
	2009		2008		2007
	(Dollars in thousands)
Available for sale:
Mortgage-backed securities:
FHLMC	$18,416		$34,802		$15,511
FNMA	43,589		42,001		31,504
GNMA	4,029		1,679		2,181

Total mortgage-backed securities	66,034		78,482		49,196

Collateralized mortgage obligations:
FHLMC	3,394		3,908		4,703
FNMA	2,461		2,226		2,709
GNMA	443		—		—
Other	13,865	(1)	18,361	(2)	22,570	(3)

Total collateralized mortgage obligations	20,163		24,495		29,982

Total mortgage-related securities	$86,197		$102,977		$79,178

Held to maturity:
Mortgage-backed securities:
FHLMC	$7,258		$9,776		$11,957
FNMA	11,900		15,582		19,289
Other	—		1		—

Total mortgage-related securities, amortized cost	19,158		25,359		31,246

Total fair value(4)	$19,929		$25,204		$30,511

(1)	Includes securities issued by Wells Fargo, with book values of $4.4 million and fair values of $4.3 million as of September 30, 2009.
(2)	Includes securities issued by Wells Fargo, with book values of $5.7 million and fair values of $5.3 million as of September 30, 2008.
(3)

Includes securities issued by Washington Mutual and Wells Fargo with book values of $3.9 million and $6.5 million, respectively, and fair values of $3.8 million and $6.4 million, respectively, as of September 30, 2007.

(4)	See Note 4 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth the purchases, sales and principal repayments of the Bank’s mortgage-related securities for the periods indicated.

	Year Ended September 30,
	2009	2008	2007
	(Dollars in thousands)
Mortgage-related securities, beginning of period(1)(2)	$128,336	$110,472	$108,385

Purchases:
Mortgage-backed securities—available for sale	29,083	41,625	18,934
Mortgage-backed securities—held to maturity	—	—	—
CMOs—available for sale	2,305	—	2,979
Sales:
Mortgage-backed securities—available for sale	(27,282)	—	—
CMOs—available for sale	—	—	—
Repayments and prepayments:
Mortgage-backed securities	(22,692)	(18,549)	(14,506)
CMOs	(7,588)	(5,076)	(5,563)
Other-than-temporary impairments	(209)	—	—
Decrease in net premium	(25)	(36)	(120)
Change in net unrealized loss on mortgage-related securities available for sale	3,427	(100)	363

Net increase (decrease) in mortgage-related securities	(22,981)	17,864	2,087

Mortgage-related securities, end of period(1) (2)	$105,355	$128,336	$110,472

(1)	Includes both mortgage-related securities available for sale and held to maturity.
(2)	Calculated at amortized cost for securities held to maturity and at fair value for securities available for sale.

At September 30, 2009, the estimated weighted average maturity of the Bank’s fixed-rate mortgage-related securities was approximately 3.4 years. The actual maturity of a mortgage-backed security is generally less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and adversely affect its yield to maturity. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. In accordance with GAAP, premiums and discounts are amortized over the estimated lives of the securities, which decrease and increase interest income, respectively. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect actual prepayments. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining mortgage interest rates, if the coupon rates of the underlying mortgages exceed the prevailing market interest rates offered for mortgage loans, refinancings generally increase and accelerate the prepayment rate of the underlying mortgages and the related securities. Conversely, during periods of increasing mortgage interest rates, if the coupon rates of the underlying mortgages are less than the prevailing market interest rates offered for mortgage loans, refinancings generally decrease and decrease the prepayment rate of the underlying mortgages and the related securities.

Investment Securities. The following table sets forth information regarding the carrying and fair value of the Company’s investment securities, both held to maturity and available for sale, at the dates indicated.

	At September 30,
	2009		2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)
U.S. Government and agency obligations	$—	$—	$2,972	$2,972	$5,951	$5,951
Municipal obligations	12,519	12,678	7,238	7,254	4,372	4,382
Corporate bonds	8,023	8,023	3,486	3,486	3,564	3,564
Pooled trust preferred securities	5,618	5,618	6,580	6,580	7,673	7,673
Mutual funds	3,527	3,527	8,571	8,571	9,888	9,888
Other equity investments	682	682	953	953	1,092	1,092

Total	$30,369	$30,528	$29,800	$29,816	$32,540	$32,550

Included in the table above are pooled trust preferred securities. Trust preferred securities are long-term (usually 30-year maturity) instruments with characteristics of both debt and equity, mainly issued by banks or their holding companies. All of the Company’s investments in trust preferred securities are of pooled issues, each consisting of 30 or more companies with geographic and size diversification. As of September 30, 2009, the Company had investments in five pooled trust preferred securities with an aggregate recorded book value of $8.5 million and an estimated fair value of $5.6 million. Two of the Company’s pooled trust preferred securities, aggregating $3.6 million are senior tranches and carry Moody’s ratings of A3 and Aa3 at September 30, 2009. The remaining three pooled trust preferred securities, aggregating $2.0 million are mezzanine tranches and are rated Ca by Moody’s, which is below investment grade. Although permitted by the debt instruments, as of September 30, 2009, none of the pooled trust preferred securities had begun to defer payments. In order to evaluate the pooled trust preferred securities to determine whether their declines in market value are other than temporary, management determines whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows from the cash flows previously projected involves comparing the present value of remaining cash flows previously projected against the present value of the cash flows estimated at September 30, 2009. Factors affecting the cash flow analyses include current deferrals and defaults within the pool, as well as estimates of anticipated defaults. Deferrals and defaults are assumed to have no recoveries. Discounted cash flow models incorporate various assumptions including average historical spreads, credit ratings, and liquidity of the underlying securities. In addition, management reviews trustee reports related to the pooled trust preferred securities in order to identify weaknesses and trends in the underlying issuer pool.

Based upon the analysis performed by management as of September 30, 2009, it is probable that two of the Bank’s pooled trust preferred securities will experience principal and interest shortfalls. The Company adopted a provision of GAAP which provides for the bifurcation of OTTI into two categories: (a) the amount of the total OTTI related to a decrease in cash flows expected to be collected from the debt security (the credit loss) which is recognized in earnings and (b) the amount of total OTTI related to all other factors, which is recognized, net of income taxes, as a component of other comprehensive income (“OCI”). The Company recorded, during the twelve months ended September 30, 2009, an $853,000 (before tax) impairment not related to credit losses on its investment in two pooled trust preferred securities, through other comprehensive income rather than through earnings and a $438,000 (before tax) credit-related impairment on the same two pooled trust preferred securities, through earnings.

At September 30, 2009, the Company had an aggregate of $30.4 million, or 5.8%, of its total assets invested in investment securities, of which $27.6 million was investment securities available for sale and $2.8 million was investment securities held to maturity. The Bank’s investment securities (excluding mutual funds and equity securities) had a weighted average maturity to the call date of 6.3 years and a weighted average yield of 4.78%.

Sources of Funds

General. The Bank’s principal source of funds for use in lending and for other general business purposes has traditionally come from deposits obtained through the Bank’s branch offices. The Bank also derives funds from contractual payments and prepayments of outstanding loans and mortgage-related securities, from sales of loans, from maturing investment securities and from advances from the FHLBank Pittsburgh (“FHLB”) and other borrowings. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. The Bank uses borrowings to supplement its deposits as a source of funds.

Deposits. The Bank’s current deposit products include passbook accounts, NOW accounts, MMDAs, certificates of deposit ranging in terms from 30 days to five years and non-interest-bearing personal and business checking accounts. The Bank’s deposit products also include Individual Retirement Account (“IRA”) certificates and Keogh accounts.

The Bank’s deposits are obtained primarily from residents in Delaware and Chester Counties in southeastern Pennsylvania. The Bank attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient branch office locations and service hours. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including print media, radio advertising and direct mailings. However, the Bank does not solicit funds through deposit brokers nor does it pay any brokerage fees if it accepts such deposits.

In accordance with the Bank’s business strategy of increasing lower costing core deposits, the Bank has been competitive in the types of accounts and interest rates it has offered on its deposit products but does not necessarily seek to match the highest rates paid by competing institutions. During fiscal 2009, the Bank’s deposits increased $16.3 million, or 4.9%, from $330.9 million at September 30, 2008 to $347.1 million at September 30, 2009. The increase in deposits resulted from a $6.5 million, or 4.0% increase in certificates of deposit, and a $9.7 million, or 5.8% increase in core deposits which are comprised of passbook, money market, NOW and non-interest-bearing accounts. At September 30, 2009, core deposits comprised 51.4% of the Bank’s total deposits as compared to 51.0% at September 30, 2008.

The following table shows the distribution of, and certain information relating to, the Bank’s deposits by type of deposit as of the dates indicated.

	September 30,
	2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Passbook	$39,361	11.34%	$34,796	10.52%	$37,369	10.57%
MMDA	46,604	13.42	43,572	13.17	34,252	9.68
NOW	73,620	21.21	70,344	21.26	75,194	21.26
Certificates of deposit	168,568	48.56	162,051	48.98	188,489	53.29
Non-interest-bearing	18,971	5.47	20,101	6.07	18,404	5.20

Total deposits	$347,124	100.00%	$330,864	100.00%	$353,708	100.00%

The following table sets forth the net savings flows of the Bank during the periods indicated.

	Year Ended September 30,
	2009	2008	2007
	(Dollars in thousands)
Increase (decrease) before interest credited	$11,130	$(30,644)	$(15,633)
Interest credited	5,130	7,800	10,525

Net savings increase (decrease)	$16,260	$(22,844)	$(5,108)

The following table sets forth maturities of the Bank’s certificates of deposit of $100,000 or more at September 30, 2009 and 2008 by time remaining to maturity (amounts in thousands).

	September 30,
	2009	2008
Three months or less	$26,063	$21,573
Over three months through six months	12,277	12,868
Over six months through twelve months	8,994	6,833
Over twelve months	14,111	7,916

	$61,445	$49,190

The following table presents, by various interest rate categories, the amount of certificates of deposit at September 30, 2009 and 2008 and the amounts at September 30, 2009 which mature during the periods indicated.

	September 30,		Amounts at September 30, 2009 Maturing Within
	2009	2008	One Year	Two Years	Three Years	Thereafter
	(Dollars in thousands)
Certificates of Deposit
1.0% or less	$23,184	$9,458	$18,880	$3,672	$254	$378
1.01% to 2.0%	48,139	77,027	42,332	5,418	389	—
2.01% to 3.0%	32,814	37,588	22,702	6,368	304	3,440
3.01% to 4.0%	60,546	37,899	38,659	7,849	2,833	11,205
4.01% to 5.0%	3,804	77	507	1,601	976	720
5.01% to 6.0%	81	2	—	—	81	—

Total certificate accounts	$168,568	$162,051	$123,080	$24,908	$4,837	$15,743

The following table presents the average balance of each deposit type and the average rate paid on each deposit type for the periods indicated.

	September 30,
	2009		2008		2007
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Passbook accounts	$37,136	0.66%	$36,207	0.94%	$39,078	0.93%
MMDA accounts	44,932	1.52	36,903	2.60	37,288	2.90
Certificates of deposit	163,590	2.81	178,079	4.04	190,098	4.58
NOW accounts	72,373	0.60	74,240	0.93	72,983	1.39
Non-interest-bearing deposits	17,348	—	16,051	—	15,496	—

Total deposits	$335,379	1.78%	$341,480	2.69%	$354,943	3.16%

Borrowings. The Bank may obtain advances from the FHLB upon the security of the common stock it owns in the FHLB and certain of its residential mortgage loans and securities held to maturity, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. At September 30, 2009, the Bank had $123.7 million in outstanding FHLB advances and overnight borrowings. The FHLB advances have certain call features whereby the FHLB can call the borrowings after the expiration of certain time frames. The time frames on the callable borrowings are within 12 months. See Note 10 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth certain information regarding the Bank’s short-term borrowings for the periods indicated.

	September 30,
	2009	2008
	(Dollars in thousands)
FHLB advances
Average balance outstanding for the period	$8,763	$2,427
Maximum outstanding at any month end	44,729	33,485
Balance outstanding at end of the period	27,395	33,485
Average interest rate for the period	1.05%	2.51%
Interest rate at the end of the period	0.71%	2.06%

In addition, the Company in 1997 issued $16.7 million of junior subordinated debentures. The Company over time has purchased a portion of the trust preferred securities issued in tandem therewith. At September 30, 2009, $11.6 million of the trust preferred securities were held by non-affiliates.

See Note 17 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

Subsidiaries

The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, service corporations, with an additional investment of 1% of assets when such additional investment is utilized primarily for community development purposes. It may invest essentially unlimited amounts in subsidiaries deemed operating subsidiaries that can only engage in activities that the Bank is permitted to engage in. Under such limitations, as of September 30, 2009, the Bank was authorized to invest up to approximately $10.6 million in the stock of, or loans to, service corporations. As of September 30, 2009, the net book value of the Bank’s investment in stock, unsecured loans, and conforming loans to its service corporations was $52,000.

At September 30, 2009, in addition to the Bank, the Company has two indirect active subsidiaries: FKF Management Corp., Inc. and State Street Services Corp.

FKF Management Corp., Inc., a Delaware corporation, is a wholly owned operating subsidiary of the Bank established in 1997 for the purpose of managing certain assets of the Bank. Assets under management totaled $62.1 million at September 30, 2009 and were comprised principally of investment and mortgage-related securities.

State Street Services Corp. is a wholly owned subsidiary of the Bank established in 1999 for the purpose of offering a full array of insurance products through its ownership of a 51% interest in First Keystone Insurance Services, LLC (“First Keystone Insurance”). First Keystone Insurance’s financial data is consolidated into the Company’s financial statements. Total assets for First Keystone Insurance were $296,000 and $299,000 at September 30, 2009 and 2008, respectively. Total liabilities for First Keystone Insurance were $85,000 and $68,000 at September 30, 2009 and 2008, respectively. Net income for the years ending September 30, 2009 and 2008 was $143,000 and $145,000, respectively.

Employees

The Bank had 88 full-time employees and 13 part-time employees as of September 30, 2009. None of these employees is represented by a collective bargaining agreement. The Bank believes that it enjoys excellent relations with its personnel.

Regulation

General. Set forth below is a brief description of certain laws and regulations which are applicable to the Company and the Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

The Company. The Company, as a savings and loan holding company within the meaning of the Home Owners’ Loan Act, as amended (“HOLA”), is registered as such with the OTS and is subject to OTS regulations, examination, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Federal Activities Restrictions. The Company operates as a unitary savings and loan holding company. Generally, there are only limited restrictions on the activities of a unitary savings and loan holding company such as the Company which applied to become or was a unitary savings and loan holding company prior to May 4, 1999 and its non-savings institution subsidiaries. Under the Gramm-Leach-Bliley Act of 1999 (the “GLBA”), companies which apply to the OTS to become unitary savings and loan holding companies are restricted to only engaging in those activities traditionally permitted to multiple savings and loan holding companies. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings association, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings association; (ii) transactions between the savings association and its affiliates; and (iii) any activities of the savings association that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings association. Notwithstanding the above rules regarding permissible business activities of grandfathered unitary savings and loan holding companies under the GLBA, if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender (“QTL”) test, then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings association qualifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company.

If the Company were to acquire control of another savings association, other than through merger or other business combination with the Bank, the Company would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities.

The GLBA also imposes financial privacy obligations and reporting requirements on all financial institutions. The privacy regulations require, among other things, that financial institutions establish privacy policies and disclose such policies to its customers at the commencement of a customer relationship and annually thereafter. In addition, financial institutions are required to permit customers to opt out of the financial institution’s disclosure of the customer’s financial information to non-affiliated third parties.

The HOLA requires every savings institution subsidiary of a savings and loan holding company to give the OTS at least 30 days’ advance notice of any proposed dividends to be made on its guarantee, permanent or other nonwithdrawable stock, or else such capital distribution will be invalid. See “—The Bank—Capital Distributions.”

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the OTS, (i) control of any other savings association or savings and loan holding company or substantially all of the assets thereof; (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary; (iii) acquiring through a merger, consolidation or purchase of assets of another savings institution (or holding company thereof) or acquiring all or substantially all of the assets of another savings institution (or holding company thereof); or (iv) acquiring control of an uninsured institution. No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company’s stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Laws. The Company’s Common Stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

Sarbanes-Oxley Act of 2002. As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 (the “Act”), which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Act’s principal legislation and the derivative regulation and rule making promulgated by the SEC includes:

•	the creation of an independent accounting oversight board;

•	auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•

a requirement that companies establish and maintain a system of internal control over financial reporting and that a company’s management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to the company’s independent accountants and that such accountants provide an attestation report with respect to management’s assessment of the effectiveness of the company’s internal control over financial reporting;

•

the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company’s independent auditors;

•	the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•	the requirement that companies disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the securities and exchange commission) and if not, why not;

•	expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•	a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•	disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•	a prohibition on insider trading during pension blackout periods; and

•	a range of enhanced penalties for fraud and other violations.

Although the Company has incurred additional expense in complying with the provisions of the Act and the regulations resulting therefrom, such compliance has not had a material impact on its results of operations or financial condition.

The Bank. The OTS has extensive regulatory authority over the operations of savings associations such as the Bank. As part of this authority, savings associations are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS. The investment and lending authority of savings associations are prescribed by federal laws and regulations and they are prohibited from engaging in any activities not permitted by such laws and regulations. Those laws and regulations generally are applicable to all federally chartered savings associations and may also apply to state-chartered savings associations. Such regulation and supervision is primarily intended for the protection of depositors.

The OTS’ enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices, other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS.

Emergency Economic Stabilization Act of 2008. The U.S. Congress adopted, and on October 3, 2008, President George W. Bush signed, the Emergency Economic Stabilization Act of 2008 (“EESA”) which authorizes the United States Department of the Treasury, to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program. The purpose of the troubled asset relief program is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The troubled asset relief program is also expected to include direct purchases or guarantees of troubled assets of financial institutions. The Treasury Department has allocated $250 billion towards a capital purchase program. Under the capital purchase program, the Treasury Department will purchase debt or equity securities from participating institutions. We are not participating in the capital purchase program.

The Federal Deposit Insurance Corporation (the “FDIC”) increased deposit insurance on most accounts from $100,000 to $250,000, until the end of 2013. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the FDIC has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction deposit accounts through June 30. 2010 and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. For non-interest bearing transaction deposit accounts, including accounts swept from a non-interest bearing transaction account into a non-interest bearing savings deposit account, a 10 basis point annual rate surcharge will be applied to deposit amounts in excess of $250,000. Financial institutions were permitted to opt out of these two programs until December 5, 2008. The Bank has not opted out of the temporary liquidity guarantee program, and does not expect that the assessment surcharge will have a material impact on our results of operations.

Insurance of Accounts. The deposits of the Bank are insured to the maximum extent permitted by the Deposit Insurance Fund, which is administered by the FDIC, and are backed by the full faith and credit of the U. S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action.

In February 2009 the FDIC adopted a final regulation that provided for the replenishment of the Deposit Insurance Fund over a period of seven years. The restoration plan changed the FDIC’s base assessment rates and the risk-based assessment system. The a risk-based premium system provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. The assessment rate for an individual institution is determined according to a formula based on a weighted average of the institution’s individual CAMELS component ratings plus either six financial ratios or, in the case of an institution with assets of $10.0 billion or more, the average ratings of its long-term debt. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and their initial base assessment rate for deposit insurance is set at an annual rate of between 12 and 16 basis points. The initial base assessment rate for institutions in Risk Categories II, III and IV is set at annual rates of 22, 32 and 50 basis points, respectively. These initial base assessment rates are adjusted to determine an institution’s final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The adjustments include higher premiums for institutions that rely significantly on excessive amounts of brokered deposits, including CDARS, higher premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10.0 billion in assets, while providing a reduction for all institutions for their unsecured debt.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the SAIF. The assessment rate for the third quarter of 2009 was .0026% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

On May 22, 2009, the FDIC announced a five basis point special assessment on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009. The amount of our special assessment, which was accrued in the quarter ended June 30, 2009, was $240,000.

On November 12, 2009, the FDIC adopted regulations that require insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and all of 2010, 2011 and 2012, along with their quarterly risk-based assessment for the third quarter of 2009. The prepaid assessments will be collected instead of imposing additional special assessments at this time.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances which could result in termination of the Bank’s deposit insurance.

Regulatory Capital Requirements. The OTS capital requirements consist of a “tangible capital requirement,” a “leverage capital requirement” and a “risk-based capital requirement.” The OTS is authorized to impose capital requirements in excess of those standards on individual institutions on a case-by-case basis. Under these requirements, savings associations must maintain “tangible” capital equal to 1.5% of adjusted total assets, “core” capital equal to 4% (3% if the association receives the OTS’s highest rating) of adjusted total assets and “total” capital (a combination of core and “supplementary” capital) equal to 8.0% of “risk-weighted” assets. For purposes of the regulation, core capital generally consists of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and “qualifying supervisory goodwill.” Tangible capital is given the same definition as core capital but does not include qualifying supervisory goodwill and is reduced by the amount of all the savings association’s intangible assets, with only a limited exception for purchased mortgage servicing rights (“PMSRs”). Both core and tangible capital are further reduced by an amount equal to a savings association’s debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). In addition, under the Prompt Corrective Action provisions of the OTS regulations, all but the most highly rated institutions must maintain a minimum leverage ratio of 4% in order to be adequately capitalized. See “—Prompt Corrective Action.” At September 30, 2009, the Bank did not have any investment in subsidiaries engaged in impermissible activities and required to be deducted from its capital calculation.

A savings association is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary capital does not exceed the savings association’s core capital. Supplementary capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as core capital; subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for repossessed assets or loans more than 90 days past due. Single-family residential real estate loans which are not past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

Certain exclusions from capital and assets are required for the purpose of calculating total capital, in addition to adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. However, in calculating regulatory capital, institutions must exclude unrealized losses and gains on securities available for sale, net of taxes, reported as a separate component of capital calculated according to generally accepted accounting principles.

The OTS and the FDIC generally are authorized to take enforcement action against a savings association that fails to meet its capital requirements, which action may include restrictions on operations and banking activities, the imposition of a capital directive, a cease-and-desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution. In addition, under current regulatory policy, an association that fails to meet its capital requirements is prohibited from making any capital distributions.

In December 2008, the federal banking agencies adopted a final rule that permits a financial institution to reduce the amount of its goodwill deduction from Tier 1 capital by the amount of any deferred tax liability associated with that goodwill. The rule effectively reduces the amount of goodwill that a banking organization must deduct from Tier 1 capital and reflects its maximum exposure to loss in the event that such goodwill is impaired or derecognized for financial reporting purposes. For a banking organization that elects to apply this final rule, the amount of goodwill the banking organization must deduct from Tier 1 capital would reflect the maximum exposure to loss in the event that such goodwill is impaired or derecognized for financial reporting purposes. Banking organizations were allowed to elect to apply this final rule for purposes of the regulatory reporting period ending on December 31, 2008. The rule became effective 30 days after it was published in the Federal Register. This rule had no effect on the Company.

The following is a reconciliation of the Bank’s equity determined in accordance with GAAP to regulatory tangible, core and risk-based capital at September 30, 2009, 2008 and 2007.

	September 30, 2009			September 30, 2008			September 30, 2007
	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital
	(Dollars in thousands)
GAAP equity	$43,270	$43,308	$43,308	$44,167	$44,234	$44,234	$49,126	$49,207	$49,207
General valuation allowances	—	—	3,390	—	—	3,083	—	—	3,322
Unrealized gains on equity securities	N/A	N/A	63	N/A	N/A	5	N/A	N/A	—

Total regulatory capital	43,270	43,308	46,761	44,167	44,234	47,322	49,126	49,207	52,529
Minimum capital requirement	7,893	21,049	27,174	7,841	20,911	25,247	7,864	20,975	25,491

Excess	$35,377	$22,259	$19,587	$36,326	$23,323	$22,075	$41,262	$28,232	$27,038

These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings association’s capital, upon a determination that circumstances exist that higher individual minimum capital requirements may be appropriate. In February 2006, the OTS imposed on the Bank minimum core capital and total risk-based capital ratios of 7.5% and 12.5%, respectively. As of September 30, 2009, the Bank’s regulatory capital was in excess of all regulatory capital requirements, including those imposed by the Supervisory Agreement. See “Supervisory Agreements” and Note 12 to the Notes to Consolidated Financial Statements included set forth in Item 8 hereof.

Prompt Corrective Action. Under the prompt corrective action regulations of the OTS, an institution shall be deemed to be (i) “well capitalized” if it has total risk-based capital of 10% or more, has a Tier I risk-based capital ratio of 6% or more, has a Tier I leverage capital ratio of 5% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier I risk-based capital ratio of 4% or more and a Tier I leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier I risk-based capital ratio that is less than 4% or a Tier I leverage capital ratio that is less than 4% (3% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier I risk-based capital ratio that is less than 3% or a Tier I leverage capital ratio that is less than 3%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%. Under specified circumstances, the OTS may reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically “undercapitalized”). At September 30, 2009, the Bank’s regulatory capital is in excess of all regulatory capital requirements, including those imposed by the supervisory agreement. However, under the terms of the supervisory agreement, the Bank is required to observe certain requirements regarding limits on asset growth, adoption of revised policies and procedures governing commercial lending, conduct periodic internal loan reviews and of its commercial loan department, adoption of a revised asset classification policy and not amend, renew or enter into compensatory arrangements with senior executive officers and directors, subject to certain exceptions, without the prior approval of the OTS.

In February 2006, the Company entered into a supervisory agreement with the OTS. Under the terms of the Supervisory Agreement, the Company agreed to, among other things, (i) develop and implement a three-year capital plan designed to support the Company’s efforts to maintain prudent levels of capital and to reduce its debt-to-equity ratio below 50%; (ii) not incur any additional debt without the prior written approval of the OTS; and (iii) not repurchase any shares of or pay any cash dividends on its common stock until certain conditions were complied with; provided, however, that upon reducing its debt-to-equity below 50%, the Company may resume the payment of quarterly cash dividends at the lesser of the dividend rate in effect immediately prior to entering into the supervisory agreement or 35% of its consolidated net income (on an annualized basis), provided that the OTS does not object to the payment of such dividend pursuant to a required prior notice of the Company’s intent to declare such quarterly dividend. The Company received OTS approval of its capital plan.

Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners’ Loan Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the holding company of a savings association (such as the Company) and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such association’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners’ Loan Act prohibits a savings association from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

In addition, Sections 22(g) and (h) of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners’ Loan Act, place restrictions on loans to executive officers, directors and principal shareholders of the savings association and its affiliates. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings association’s loans to one borrower limit (generally equal to 15% of the association’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the association and (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the savings association. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. The Bank currently is subject to Sections 22(g) and (h) of the Federal Reserve Act and at September 30, 2009, was in compliance with the above restrictions.

Qualified Thrift Lender Test (the “QTL”). A savings association can comply with the QTL test by either meeting the QTL test set forth in the HOLA and the implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended (“Code”). Currently, the portion of the QTL test that is based on the HOLA rather than the Code requires that 65% of an institution’s “portfolio assets” (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. Assets that qualify without limit for inclusion as part of the 65% requirement are loans made to purchase, refinance, construct, improve or repair domestic residential housing and manufactured housing, home equity loans, mortgage-backed securities (where the mortgages are secured by domestic residential housing or manufactured housing), stock issued by the FHLBank Pittsburgh, and direct or indirect obligations of the FDIC. In addition, small business loans, credit card loans, student loans and loans for personal, family and household purposes are allowed to be included without limitation as qualified investments. The following assets, among others, also may be included in meeting the test subject to an overall limit of 20% of the savings institution’s portfolio assets: 50% of residential mortgage loans originated and sold within 90 days of origination, 100% loans for personal, family and household purposes (other than credit card loans and education loans) (limited to 10% of total portfolio assets) and stock issued by FHLMC or FNMA. Portfolio assets consist of total assets minus the sum of (i) goodwill and other intangible assets, (ii) property used by the savings institution to conduct its business, and (iii) liquid assets up to 20% of the institution’s total assets.

A savings institution that does not comply with the QTL test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; and (iii) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank (subject to safety and soundness considerations).

At September 30, 2009, approximately 80.1% of the Bank’s assets were invested in qualified thrift investments which was in excess of the percentage required to qualify the Bank under the QTL test in effect at that time.

Capital Distribution. OTS regulations govern capital distributions by savings institutions which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if any of the following occur or would occur as a result of the capital distribution (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the Board of Directors declares a dividend or approves a capital distribution. OTS regulations also prohibit the Bank from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory (or total) capital of the Bank would be reduced below the amount required to be maintained for the liquidation account established by it for certain depositors in connection with its conversion from mutual to stock form. At September 30, 2009, the Company is currently not permitted to pay dividends to its stockholders under the terms of the supervisory agreement until certain conditions are satisfied, including the receipt of the non-objection of the OTS. In addition, under terms of the Merger Agreement, the Company is not permitted to pay any dividends without the prior consent of BMBC.

Community Reinvestment Act and the Fair Lending Laws. Under the Community Reinvestment Act of 1977, as amended (“CRA”), as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Bank received a satisfactory CRA rating as a result of its last OTS evaluation. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution’s failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the fair lending laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.

Branching by Federal Saving Institutions. OTS policy permits interstate branching to the full extent permitted by statute (which is essentially unlimited). Generally, federal law prohibits federal savings institutions from establishing, retaining or operating a branch outside the state in which the federal institution has its home office unless the institution meets the IRS’ domestic building and loan test (generally, 60% of a thrift’s assets must be housing-related) (“IRS Test”). The IRS Test requirement does not apply if: (a) the branch(es) result(s) from an emergency acquisition of a troubled savings institution (however, if the troubled savings institution acquired by a bank holding company does not have its home office in the state of the bank holding company bank subsidiary and does not qualify under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the savings institution is located); (b) the law of the state where the branch would be located would permit the branch to be established if the federal savings institution were chartered by the state in which its home office is located; or (c) the branch was operated lawfully as a branch under state law prior to the savings institution’s reorganization to a federal charter.

Furthermore, the OTS will evaluate a branching applicant’s record of CRA compliance. An unsatisfactory CRA record may be the basis for denial of a branching application.

Anti-Money Laundering. On October 26, 2001, in response to the events of September 11, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the USA PATRIOT Act). The USA PATRIOT Act significantly expands the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. The Bank has established policies and procedures to ensure compliance with the USA PATRIOT Act’s provisions, and the impact of the USA PATRIOT Act on its operations has not been material.

Federal Home Loan Bank System. The Bank is a member of the FHLBank Pittsburgh, which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLBank. As of September 30, 2009, the Bank has overnight borrowings and advances aggregating $123.7 million from the FHLBank or 25.0% of its total liabilities. The Bank currently has the ability to obtain up to $68.5 million of additional advances from the FHLBank Pittsburgh.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its advances from the FHLBank Pittsburgh, whichever is greater. At September 30, 2009, the Bank had $7.1 million in FHLB stock which was in compliance with this requirement.

The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. Along with other factors, these contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future and could also result in the FHLBs imposing higher interest rates on advances to members. These contributions also could have an adverse effect on the value of FHLB stock in the future.

Federal Reserve System. FRB requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At

September 30, 2009, the Bank was in compliance with applicable requirements. The required reserves must be maintained in the form of vault cash or an interest-bearing account at a FRB.

Savings institutions are authorized to borrow from a Federal Reserve Bank “discount window,” but FRB regulations require savings banks to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from a Federal Reserve Bank.

Safety and Soundness Guidelines. The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions. See “Supervisory Agreements.”

Federal and State Taxation

General. The Company and the Bank are subject to the corporate tax provisions of the Internal Revenue Code (“Code”), as well as certain additional provisions of the Code which apply to thrift and other types of financial institutions. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Company and the Bank.

Fiscal Year. The Company and the Bank and the Bank’s subsidiaries file a consolidated federal income tax return on a fiscal year basis ending September 30.

Method of Accounting. The Bank maintains its books and records for federal income tax purposes using the accrual method of accounting. The accrual method of accounting generally requires that items of income be recognized when all events have occurred that establish the right to receive the income and the amount of income can be determined with reasonable accuracy, and that items of expense be deducted at the later of (i) the time when all events have occurred that establish the liability to pay the expense and the amount of such liability can be determined with reasonable accuracy or (ii) the time when economic performance with respect to the item of expense has occurred.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995. Prior to that time, the Company was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act, savings institutions must use the specific charge-off method in computing their bad debt deduction beginning with their 1996 federal tax return.

Prior to the Small Business Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if the Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift-related recapture rules. However, to the extent that the Bank makes “non-dividend distributions” that are considered as made (i) from the reserve for losses on qualifying real property loans or (ii) from the supplemental reserve for losses on loans, then an amount based on the amount distributed will be included in its taxable income. Non-dividend distributions include distributions in excess of the Bank’s current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank’s current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from our bad debt reserve. As a result, any dividends that would reduce amounts appropriated to bad debt reserve and deducted for federal income tax purposes would create a tax liability for the Bank.

Minimum Tax. The Code imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The alternative minimum tax is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At September 30, 2009, the Company has approximately $558,000 of AMT credit carryforwards.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years (five years for losses incurred in fiscal year 2009) and forward to the succeeding 20 taxable years. At September 30, 2009, the Company had net operating loss carryforwards for federal income tax purposes that will begin to expire in 2026.

Audit by IRS. The Bank’s consolidated federal income tax returns for taxable years through September 30, 2002 have been closed for the purpose of examination by the IRS.

State Taxation

The Company and the Bank’s subsidiaries are subject to the Pennsylvania Corporate Net Income Tax and Capital Stock and Franchise Tax. The Corporate Net Income Tax rate for fiscal 2009 is 9.99% and is imposed on the Company’s unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed at the rate of 0.289% of a corporation’s capital stock value, which is determined in accordance with a fixed formula.

The Bank is taxed under the Pennsylvania Mutual Thrift Institutions Tax Act (the (“MTIT”), as amended to include thrift institutions having capital stock. Pursuant to the MTIT, the Bank’s tax rate is 11.5%. The MTIT exempts the Bank from all other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The MTIT is a tax upon net earnings, determined in accordance with GAAP with certain adjustments. The MTIT, in computing GAAP income, allows for the deduction of interest earned on state and federal securities, while disallowing a percentage of the thrift’s interest expense deduction in the proportion of interest income on those securities to the overall interest income of the Bank. Net operating losses, if any, thereafter can be carried forward three years for MTIT purposes.

Item 1A.	Risk Factors.

Risk Factors Relating to the Proposed Merger Between the Company and BMBC

The Company Shareholders cannot be certain of the amount of merger consideration they will receive as it is subject to downward adjustment in the event that FKF Delinquencies exceed $10.5 million.

Upon completion of the Merger, each share of the Company common stock will be converted into the right to receive 0.6973 of a share of BMBC common stock plus $2.06 in cash. However, the amount of Merger consideration to be paid for each share of the Company common stock is subject to downward adjustment if the amount of FKF Delinquencies, as defined in the Merger Agreement, as of the month-end immediately preceding the closing of the Merger exceed $10.5 million. Depending on the amount of FKF Delinquencies, as of the month-end preceding the Merger, the consideration to be received upon consummation of the Merger for each share of the Company common stock may be reduced in incremental amounts down to 0.6845 of a share of BMBC common stock and $1.92 in cash.

Because the market price of BMBC common stock will fluctuate, the Company shareholders cannot be sure of the market value of the Merger consideration they will receive.

Upon completion of the Merger, each share of the Company common stock will be converted into the right to receive Merger consideration consisting of $2.06 in cash and 0.6973 of a share of BMBC common stock, subject to adjustment pursuant to the terms of the Merger Agreement. The market value of the BMBC common stock included in the merger consideration may vary from the closing price of BMBC common stock on the date we announced the Merger and on the date we complete the Merger and thereafter. Any change in the market price of BMBC common stock prior to completion of the Merger will affect the market value of the merger consideration that the Company shareholders will receive upon completion of the Merger. Neither BMBC nor the Company is permitted to terminate the Merger Agreement or re-solicit the vote of the Company shareholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the Merger consideration for changes in the market price of either shares of BMBC common stock or shares of the Company common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of BMBC common stock and for shares of the Company common stock.

The Company will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on the Company and consequently on BMBC. These uncertainties may impair the Company’s ability to attract, retain and motivate key personnel until the Merger is consummated, and could cause customers and others that deal with the Company to seek to change existing business relationships with the Company. Retention of certain employees may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles with BMBC. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with BMBC, BMBC’s business following the Merger could be harmed. In addition, the Merger Agreement restricts the Company from making certain acquisitions and taking other specified actions until the Merger occurs without the consent of BMBC. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Merger.

The opinion obtained by the Company from its financial advisor will not reflect changes in circumstances between signing the Merger Agreement and completion of the merger.

The Company has not obtained an updated opinion as of the date of this Form 10-K from its financial advisor as to the fairness from a financial point of view, of the merger consideration. Changes in the operations and prospects of the Company or BMBC, general market and economic conditions and other factors that may be beyond the control of the Company or BMBC, and on which the Company’s financial advisor’s opinion was based, may significantly alter the value of the Company or the prices of shares of BMBC common stock or the Company common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because the Company does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the Merger is completed.

Combining the two companies may be more difficult, costly or time-consuming than we expect.

BMBC and the Company have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the Merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and in a timely manner, the expected benefits of the Merger may not be realized.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the transactions contemplated by the Merger Agreement, including the Merger and the Bank Merger, may be completed, various approvals or consents must be obtained from the FRB, the Pennsylvania Department of Banking, and various bank regulatory and other authorities. These governmental entities, including the FRB and the Pennsylvania Department of Banking, may impose conditions on the completion of the Merger or the Bank Merger or require changes to the terms of the Merger Agreement. Although BMBC and the Company do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated by the Merger Agreement or imposing additional costs on or limiting the revenues of BMBC, any of which might have a material adverse effect on BMBC following the Merger.

There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any non-standard and/or non-customary conditions will be imposed.

The Merger Agreement limits the Company’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that limit the Company’s ability to discuss competing third-party proposals to acquire all or a significant part of the Company. These provisions, which include a $1.675 million termination fee payable under certain circumstances, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the Company from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire the Company than it might otherwise have proposed to pay.

If the Merger is not consummated by July 31, 2010, either BMBC or the Company may choose not to proceed with the Merger.

Either BMBC or the Company may terminate the Merger Agreement if the Merger has not been completed by July 31, 2010, unless the failure of the Merger to be completed has resulted from the material failure of the party seeking to terminate the Merger Agreement to perform its obligations.

Termination of the Merger Agreement could negatively impact the Company.

If the Merger Agreement is terminated, there may be various consequences. For example, the Company’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger, or the market price of the Company common stock could decline to the extent that the current market price reflects a market assumption that the Merger will be completed. If the Merger Agreement is terminated and the Company’s board of directors seeks another Merger or business combination, the Company shareholders cannot be certain that the Company will be able to find a party willing to pay an equivalent or more attractive price than the price BMBC has agreed to pay in the Merger. Additionally, the restrictions currently imposed upon the Company and the Bank pursuant to the Supervisory Agreements in place with the Office of Thrift Supervision would remain in place and would continue to be binding upon the Company and the Bank.

The market price of BMBC common stock after the Merger may be affected by factors different from those affecting the Company common stock or BMBC common stock currently.

The businesses of BMBC and the Company differ in some respects and, accordingly, the results of operations of the combined company and the market price of BMBC’s shares of common stock after the Merger may be affected by factors different from those currently affecting the independent results of operations of each of BMBC or the Company.

BMBC may fail to realize the cost savings estimated for the Merger.

BMBC estimates to achieve cost savings from the Merger when the two companies have been fully integrated. It is possible that the estimates of the potential cost savings could turn out to be incorrect. The cost savings estimates also assume BMBC’s ability to combine the businesses of BMBC and the Company in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect, integration is delayed, or BMBC is not able to combine successfully the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The Company shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

The Company’s shareholders currently have the right to vote in the election of the board of directors of the Company and on other matters affecting the Company. Upon the completion of the Merger, each the Company shareholder that receives shares of BMBC common stock will become a shareholder of BMBC with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of the Company. The former shareholders of the Company as a group will receive shares in the Merger constituting less than 20% of the outstanding shares of BMBC common stock immediately after the Merger. Because of this, the Company’s shareholders may have less influence on the management and policies of BMBC than they now have on the management and policies of the Company.

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations of BMBC, the Company and/or the combined company.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. BMBC and the Company’s businesses and financial condition and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by Congress, governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial position or results of operation of BMBC, the Company and/or the combined company.

Impairments in the value of BMBC and the Company’s respective securities portfolios or other assets could further affect each of their results of operations or the results of operations of the combined company.

Under accounting principles generally accepted in the United States, each of BMBC and the Company is required to review its investment portfolio periodically for the presence of other-than-temporary-impairment of its securities, taking into consideration current market conditions, the extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts’ evaluations, as well as other factors. Adverse developments with respect to one or more of the foregoing factors may have required BMBC and the Company to deem particular securities to be other-than-temporarily impaired, with the reduction in the value recognized as a charge to BMBC and the Company’s respective earnings as it relates to the credit portion of the impairment. Recent market volatility has made it extremely difficult to value certain securities held by each of BMBC and the Company. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require either BMBC or the Company to recognize further other-than-temporary impairments in the value of its securities portfolio, which may have an adverse effect on its results of operations in future periods. Similarly, either BMBC or the Company may be required to recognize other-than-temporary impairments in the value of other intangibles or goodwill, any of which may have an adverse effect on its results of operations in future periods.

The Merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code.

The Merger of the Company into BMBC has been structured to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by each of BMBC and the Company of an opinion of its respective tax advisor, each dated as of the effective date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of the Company and BMBC) which are consistent with the state of facts existing as of the effective date of the Merger, the Merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code. The tax opinions to be delivered in connection with the Merger are not binding on the Internal Revenue Service or the courts, and neither the Company nor BMBC intends to request a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of the Merger. If the Merger fails to qualify as a tax-free reorganization, a shareholder of the Company would likely recognize gain or loss on each share of the Company surrendered in the amount of the difference between the shareholder’s basis in the Company shares and the fair market value of the BMBC common stock and cash received by the Company shareholder in exchange.

The Company shareholders will recognize gain with respect to the cash portion of the Merger consideration.

The Merger consideration to a shareholder of the Company consists of a combination of cash and BMBC common stock. Accordingly, a shareholder of the Company generally will not recognize loss but will recognize gain, if any, to the extent of the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the BMBC common stock received pursuant to the Merger over such shareholder’s adjusted tax basis in the shares of Company common stock surrendered) and (ii) the amount of cash received pursuant to the Merger. In addition, shareholders of the Company generally will have to recognize gain or loss in connection with cash received instead of a fractional share of BMBC common stock.

Holders of the Company stock options should discuss with their tax advisors the tax results of each course of action available to them.

Risk Factors Related to the Operations of the Company’s Operations on a Stand-Alone Basis

If the Merger with BMBC is not completed, the Company will continue to face certain risk factors related to its on-going operations.

In the event that the proposed Merger with BMBC is not completed, the Company will continue its operations as an independent entity and, as such, would continue to face certain risks in its on-going operations, as described below. Even if the Merger is completed as expected in the second calendar quarter of 2010, the Company will face these risks on an independent basis until the time of the Merger.

If the Merger is not completed, the Company will have incurred substantial expenses without realizing the expected benefits of the Merger.

The Company has incurred substantial expenses in connection with the Merger. The completion of the Merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals and the approval of the Company’s shareholders. The Company cannot guarantee that these conditions will be met. If the Merger is not completed, these expenses could have a material adverse impact on the Company’s financial condition and results of operations on a stand-alone basis. In addition, the market price of the Company’s common stock would likely decline in the event that the Merger is not consummated as the current market price likely reflects an assumption that the Merger will be completed.

If the Merger is not completed, we may have to revise our business strategy.

During the past several months, management of the Company has been focused on, and has devoted significant resources to, the Merger. This focus is continuing and the Company has not pursued certain business opportunities which may have been beneficial to the Company on a stand-alone basis. If the Merger is not completed, the Company will have to revisit its business strategy in an effort to determine what changes may be required in order for the Company to operate on an independent, stand-alone basis. We may need to raise additional capital in order to continue as an independent entity if the Merger is not completed. No assurance can be given whether we would be able to successfully raise capital in such circumstances or, if so, under what terms.

The operating restrictions imposed by the OTS in the supervisory agreements impose many restrictions on our operations, which may adversely affect our ability to successfully develop and implement a business strategy.

In February 2006, the Company and the Bank each entered into supervisory agreements with the OTS. The supervisory agreements provide for a number of restrictions on the operations of the Company and the Bank, including the requirement for the Company to cease paying dividends and to not repurchase any shares of its common stock and for the Bank to not grow in any quarter in excess of the greater of its net interest credited or 3% (on an annualized basis). For further information, see Item 1, “Business—Supervisory Agreements.” If the restrictions imposed by the supervisory agreements are not removed or reduced, it may adversely affect our ability to successfully develop and implement a business strategy that would facilitate our ability to successfully operate on an independent, stand-alone basis.

We are subject to lending risk and could suffer losses in our loan portfolio despite our underwriting practices.

There are inherent risks associated with our lending activities. There are risks inherent in making any loan, including those related to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral and changes in economic and industry conditions. We attempt to closely manage our credit risk through loan underwriting and application approval procedures, monitoring of large loan relationships and periodic independent reviews of outstanding loans by our lending department and third party loan review specialists. We cannot assure that such approval and monitoring procedures will reduce these credit risks.

Our loan portfolio includes commercial and multi-family real estate, commercial business and construction loans which have a generally higher risk of loss than single-family residential loans.

As of September 30, 2009, approximately 36.9% of our loan portfolio consisted of commercial business, construction and land development and commercial and multi-family real estate loans. During fiscal 2009, we increased our emphasis on originating these types of loans. These types of loans involve increased risks because the borrower’s ability to repay the loan typically depends on the successful operation of the business or the property securing the loan. Additionally, these loans are made to small or middle-market business customers who may be more vulnerable to economic conditions and who may not have experienced a complete business or economic cycle. These types of loans are also typically larger than single-family residential mortgage loans or consumer loans. Furthermore, since these types of loans frequently have relatively large balances, the deterioration of one or more of these loans could cause a significant increase in non-performing loans and/or non-performing assets. In addition, the terms of the Merger Agreement place certain restrictions on the types and amounts of loans which may be originated by the Bank without BMBC’s prior notification. An increase in non-performing loans would result in a reduction in interest income recognized on loans. An increase in non-performing loans also could require us to increase the provision for losses on loans and increase loan charge-offs, both of which would reduce our net income. All of these could have a material adverse effect on our financial condition and results of operations. As of September 30, 2009, the Bank had $22.8 million of classified assets. See Item 1, “Business—Asset Quality.”

Adverse economic and business conditions in our primary market area could cause an increase in loan delinquencies and non-performing assets which could adversely affect our financial condition and results of operations.

The substantial majority of our real estate loans are secured by properties located in Delaware and Chester Counties, Pennsylvania, our primary market area. Furthermore, at September 30, 2009, approximately 36.9% of our loan portfolio consisted of commercial business, construction and land development and commercial and multi-family real estate loans. The Company’s results of operations and financial condition have been adversely affected by changes in prevailing economic conditions, particularly in the Philadelphia metropolitan area, including decreases in real estate values and adverse local employment conditions. Continuing deterioration in the local economy could result in additional borrowers not being able to repay their loans, the value of the collateral securing the Company’s loans to borrowers declining and the quality of the loan portfolio deteriorating. This could result in an increase in delinquencies and non-performing assets or require the Company to record loan charge-offs and/or increase the Company’s provisions for loan losses, which would reduce the Company’s earnings.

Our allowance for losses on loans may be insufficient to cover actual losses on loans.

We maintain an allowance for losses on loans at a level believed adequate by us to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans is a reserve established through a provision for losses on loans charged to expense that represents our estimate of probable incurred losses within the loan portfolio at each statement of condition date and is based on the review of available and relevant information. The level of the allowance for losses on loans reflects, among other things, our consideration of the Company’s historical experience, levels of and trends in delinquencies, the amount of classified assets, the volume and type of lending, and current and anticipated economic conditions, especially as they relate to the Company’s primary market area. The determination of the appropriate level of the allowance for losses on loans inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends.

Our allowance for loan losses may be insufficient to cover actual losses experienced on loans. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for losses on loans. In addition, bank regulatory agencies periodically review our allowance for losses on loans and may require an increase in the provision for losses on loans or the recognition of further loan charge offs, based on judgments different from ours. Also, if charge offs in future periods exceed the allowance for losses on loans, we will need additional provisions to increase our allowance for losses on loans. Any increases in the allowance for losses on loans will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations. At September 30, 2009, the allowance for loan losses was equal to 1.5% of total (adjusted) gross loans and 86.0% of total non-performing loans.

Our operations are subject to interest rate risk and variations in interest rates may negatively affect financial performance.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed money. Changes in the general level of interest rates may have an adverse effect on our business, financial condition and result of operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, influence the amount of interest income that we receive on loans and securities and the amount of interest that we pay on deposits and borrowings. Changes in monetary policy and interest rates also can adversely affect:

•	our ability to originate loans and obtain deposits;

•	the fair value of our financial assets and liabilities; and

•	the average duration of our securities portfolio.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

The fair value of our investment securities held to maturity may be less than the carrying value of such securities.

At September 30, 2009, the Company held approximately $113.8 million in available-for-sale securities, representing 21.5% of our total assets. Generally accepted accounting principles require that these securities be carried at fair value on our balance sheet. Unrealized holding gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, net of deferred taxes, is reflected in our equity. Movements in interest rates, either increasing or decreasing, can impact the value of our available-for-sale securities portfolio.

As of September 30, 2009, our available-for-sale securities portfolio had a net unrealized gain of approximately $1.0 million. The increase in the fair value of our available-for-sale securities affects our equity because it causes an increase in accumulated other comprehensive income, which is a component of total stockholders’ equity. The available-for-sale securities at September 30, 2009 included pooled trust preferred securities with an aggregate amortized cost of $7.7 million and an aggregate fair value of $5.6 million. The Company is closely monitoring its investments in pooled trust preferred securities in light of the ongoing price volatility. Continued price declines could result in a write-down of one or more of the pooled trust preferred investments or of the other investment securities that have a fair value below amortized cost.

We operate in a highly competitive industry and market area with other financial institutions offering products and services similar to those we offer.

We compete with savings associations, national banks, regional banks and other community banks in making loans, attracting deposits and recruiting and retaining talented employees, many of which have greater financial and technical resources than us. Currently, there are more than 30 competing financial institutions in Delaware and Chester Counties, our principal market area. We also compete with securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions to which we are subject, yet are able to provide customers with a feasible alternative to traditional banking services. The competition in our market for making commercial and construction loans has resulted in more competitive pricing as well as intense competition for skilled commercial lending officers. These trends could have a material adverse effect on our ability to grow (irrespective of the limitations imposed by the supervisory agreements) and remain profitable. In addition, if we experience an inability to recruit and retain skilled commercial lending officers, including experienced construction lenders, it could pose a significant barrier to retaining and growing our customer base. The competition in our market for attracting deposits also has resulted in more competitive pricing.

We are subject to extensive government regulation and supervision which could adversely affect our operations.

We are subject to extensive federal and state regulations and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not stockholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with law, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

Any future Federal Deposit Insurance Corporation insurance premiums or special assessments will adversely impact our earnings.

On May 22, 2009, the Federal Deposit Insurance Corporation adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. We recorded an expense of $240,000 during the quarter ended June 30, 2009, to reflect the special assessment. The final rule permits the Federal Deposit Insurance Corporation to levy up to two additional special assessments of up to five basis points each during 2009 if the Federal Deposit Insurance Corporation estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Federal Deposit Insurance Corporation believes would adversely affect public confidence or to a level that will be close to or below zero. Any further special assessments that the Federal Deposit Insurance Corporation levies will be recorded as an expense during the appropriate period. In addition, the Federal Deposit Insurance Corporation increased the general assessment rate and, therefore, our Federal Deposit Insurance Corporation general insurance premium expense will increase compared to prior periods.

On November 12, 2009, the FDIC adopted regulations that require insured depository institutions to prepay on December 30, 2009 their estimated assessments for the fourth calendar quarter of 2009, and for all of 2010, 2011 and 2012. The new regulations base the assessment rate for the fourth calendar quarter of 2009 and for 2010 on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 on the modified third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. Under the prepaid assessment rule, we will be required to make a payment of approximately $2.3 million to the Federal Deposit Insurance Corporation on December 30, 2009, and to record the payment as a prepaid expense, which will be amortized to expense over three years.

Proposed regulatory reform may have a material impact on our operations.

The Obama Administration has published a comprehensive regulatory reform plan that is intended to modernize and protect the integrity of the United States financial system and has offered proposed legislation to accomplish these reforms. The President’s plan contains several elements that would have a direct effect on the Company and the Bank. Under the proposed legislation, the federal thrift charter and the Office of Thrift Supervision would be eliminated and all companies that control an insured depository institution, such as the Company, will be required to register as bank holding companies. An existing federal thrift, such as the Bank, would become a national bank or could choose to adopt a state charter. Registration as a bank holding company would represent a significant change, as there currently exist significant differences between savings and loan holding company and bank holding company supervision and regulation. For example, the Federal Reserve imposes leverage and risk-based capital requirements on bank holding companies whereas the Office of Thrift Supervision does not impose any capital requirements on savings and loan holding companies. The Administration has also proposed the creation of a new federal agency, the Consumer Financial Protection Agency, that would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on our operations. However, because the final legislation may differ significantly from the reform plan proposed by the President, we cannot determine the specific impact of any regulatory reform at this time.

Item 1B.	Unresolved Staff Comments.

Not applicable.

Item 2.	Properties.

At September 30, 2009, the Bank conducted business from its executive offices located in Media, Pennsylvania and seven full-service offices located in Delaware and Chester Counties, Pennsylvania. See also Note 8 of the Notes to Consolidated Financial Statements set forth in Item 8 hereof.

The following table sets forth certain information with respect to the Bank’s offices at September 30, 2009.

Description/Address	Leased/Owned		Net Book Value of Property	Amount of Deposits
			(Dollars in thousands)
Executive Offices:
22 West State Street Media, Pennsylvania 19063	Owned	(1)	$1,509	$75,181

Branch Offices:
3218 Edgmont Avenue Brookhaven, Pennsylvania 19015	Owned		209	62,849

Routes 1 and 100 Chadds Ford, Pennsylvania 19317	Leased	(2)	12	25,724

23 East Fifth Street Chester, Pennsylvania 19013	Leased	(3)	35	36,534

31 Baltimore Pike Chester Heights, Pennsylvania 19017	Leased	(4)	380	46,879

106 East Street Road Kennett Square, Pennsylvania 19348	Leased	(5)	364	20,197

5000 Pennell Road Aston, Pennsylvania 19014	Leased	(6)	681	17,767

330 Dartmouth Avenue Swarthmore, Pennsylvania 19081	Owned		72	61,993

Total			$3,262	$347,124

(1)	Also a branch office.
(2)	Lease expiration date is September 30, 2010. The Bank has one five-year renewal option.
(3)	Lease expiration date is December 31, 2015.
(4)	Lease expiration date is December 31, 2028. The Bank has options to cancel on the 15th, 20th and 25th year of the lease.
(5)	Lease expiration date is September 30, 2034. The Bank has one six-year renewal option followed by a five-year renewal option.
(6)	Lease expiration date is December 31, 2033. The Bank has options to cancel on the 15th, 20th and 25th year of the lease.

Item 3.	Legal Proceedings.

The Company is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition and operations of the Company.

Item 4.	Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II.

Item 5.	Market for Registrant’s Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) As of September 30, 2009, there were 2,432,998 shares of common stock outstanding. As of September 30, 2009, the Company had 376 stockholders of record not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

The following table sets forth the quarterly high and low trading stock prices of the Company’s common stock as reported by the Nasdaq Stock Market under the symbol “FKFS”. Price information appears in a major newspaper under the symbol “FstKeyst”.

	Year Ended
	September 30, 2009		September 30, 2008
	High	Low	High	Low
First Quarter	$10.25	$7.00	$14.01	$9.35
Second Quarter	$7.86	$6.30	$13.90	$8.50
Third Quarter	$9.25	$6.50	$10.54	$8.11
Fourth Quarter	$10.49	$8.16	$10.79	$7.33

The following schedule summarizes the cash dividends per share of common stock paid by the Company during the periods indicated.

Year Ended September 30,
	2009	2008
First Quarter	$—	$—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	—	—

Pursuant to the terms of the supervisory agreement between the Company and the OTS, the Company is not permitted to pay dividends until the Company meets certain limitations. See Item 1, “Business—Supervisory Agreements” and Note 12 of the “Notes to Consolidated Financial Statements” set forth in Item 8 hereof for discussion of restrictions on the Company’s and the Bank’s ability to pay dividends. Also see “Business—Regulation-Capital Distributions” for a discussion of restrictions on the Bank’s ability to pay dividends to the Company.

The information for all equity based and individual compensation arrangements is incorporated by reference from Item 11 hereof.

(b) Not applicable

(c) The Company does not have a repurchase program currently in effect. In addition, pursuant to the terms of the supervisory agreement between the Company and the OTS, the Company is not permitted to repurchase shares of common stock. See Item 1, “Business—Supervisory Agreements.”

Item 6.	Selected Financial Data.

The selected consolidated financial and other data of the Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, set forth in Item 8 hereof.

	At or For the Year Ended September 30,
	2009	2008	2007	2006	2005
(Dollars in thousands, except per share data)
Selected Financial Data:
Total assets	$528,401	$522,056	$524,881	$522,960	$518,124
Loans receivable, net	306,600	286,106	292,418	323,220	301,979
Mortgage-related securities held to maturity	19,158	25,359	31,294	38,355	46,654
Investment securities held to maturity	2,805	3,255	3,256	3,257	4,267
Assets held for sale:
Mortgage-related securities	86,197	102,977	79,178	70,030	67,527
Investment securities	27,564	26,545	29,284	33,386	37,019
Loans	—	—	—	1,334	41
Real estate owned	—	—	—	2,450	760
Deposits	347,124	330,864	353,708	358,816	349,694
Borrowings	130,048	141,159	115,384	107,241	113,303
Junior subordinated debentures	11,646	11,639	15,264	21,483	21,520
Stockholders’ equity	33,616	32,296	34,694	28,659	28,193
Non-performing assets	5,417	2,420	4,685	2,727	5,812

Selected Operations Data:
Interest income	$24,169	$26,377	$28,381	$27,493	$27,076
Interest expense	12,386	15,976	18,225	16,415	15,768

Net interest income	11,783	10,401	10,156	11,078	11,308
Provision for loan losses	3,000	296	375	1,206	1,780

Net interest income after provision for loan losses	8,783	10,105	9,781	9,872	9,528
Service charges and other fees	1,441	1,642	1,661	1,560	1,577
Net gain (loss) on sales of interest-earning assets	777	(6)	283	338	802
Other-than-temporary impairments	(1,177)	(1,905)	—	—	—
Other non-interest income	791	1,192	1,069	1,614	1,210
Non-interest expense	13,038	12,307	12,549	12,708	12,820

Income (loss) before income taxes	(2,423)	(1,279)	245	676	297
Income tax benefit	(842)	(271)	(220)	(359)	(313)

Net income (loss)	$(1,581)	$(1,008)	$465	$1,035	$610

Per Share Data:
Basic earnings (loss) per share	$(0.68)	$(0.43)	$0.21	$0.55	$0.33
Diluted earnings (loss) per share	(0.68)	(0.43)	0.21	0.54	0.33
Cash dividends per share	—	—	—	0.11	0.44

	At or For the Year Ended September 30,
(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005
Selected Operating Ratios:
Average yield earned on interest-earning assets	5.18%	5.63%	6.01%	5.72%	5.06%
Average rate paid on interest-bearing liabilities	2.70	3.46	3.90	3.40	2.96
Average interest rate spread	2.48	2.17	2.11	2.32	2.10
Net interest margin	2.53	2.22	2.15	2.30	2.11
Ratio of interest-earning assets to interest- bearing liabilities	101.55	101.58	101.05	99.67	100.52
Efficiency ratio(1)	95.76	108.68	95.29	87.10	86.06
Non-interest expense as a percent of average assets	2.61	2.44	2.47	2.46	2.26
Return on average assets	(0.32)	(0.20)	0.09	0.20	0.11
Return on average equity	(4.80)	(2.89)	1.40	3.73	2.08
Ratio of average equity to average assets	6.59	6.92	6.53	5.37	5.18
Full-service offices at end of period	8	8	8	8	8

Asset Quality Ratios:(2)
Non-performing loans as a percent of gross loans receivable	1.74%	0.84%	1.55%	0.08%	1.65%
Non-performing assets as a percent of total assets	1.03	0.46	0.89	0.52	1.12
Allowance for loan losses as a percent of adjusted gross loans receivable(3)	1.50	1.19	1.12	1.03	1.14
Allowance for loan losses as a percent of non-performing loans	85.96	142.67	70.91	1,215.61	68.79
Net loans charged-off to average loans receivable	0.60	0.06	0.13	0.42	0.11

Capital Ratios:(2)(4)
Tangible capital ratio	8.22%	8.45%	9.37%	9.15%	8.85%
Core capital ratio	8.23	8.46	9.38	9.15	8.85
Risk-based capital ratio	13.77	14.99	16.49	14.94	15.13

(1)	Reflects non-interest expense as a percent of the aggregate of net interest income and non-interest income.
(2)

Asset Quality Ratios and Capital Ratios are end of period ratios except for the ratio of loan charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods. Gross loans receivable are net of loans in process.

(3)	Gross loans receivable includes loans receivable as well as loans held for sale, less construction and land loans in process and deferred loan origination fees and discounts.
(4)	Reflects regulatory capital ratios of the Company’s wholly owned subsidiary, First Keystone Bank.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General

First Keystone Financial, Inc. (the “Company”) is the holding company for its wholly owned subsidiary, First Keystone Bank (the “Bank”). For purposes of this discussion, references to the Company will include its wholly owned subsidiaries, unless otherwise indicated. The Company is a community-oriented banking organization that focuses on providing customer and business services within its primary market area, consisting primarily of Delaware and Chester Counties in southeastern Pennsylvania.

The following discussion should be read in conjunction with the Company’s consolidated financial statements presented in Item 8 of this Annual Report on Form 10-K. The primary asset of the Company is its investment in the Bank and, accordingly, the discussion below with respect to results of operations relates primarily to the operations of the Bank.

The Company’s results of operations depend primarily on its net interest income which is the difference between interest income on interest-earning assets, which principally consist of loans, mortgage-related securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and Federal Home Loan Bank (“FHLB”) advances. The Company’s results of operations also are affected by the provision for loan losses (the amount of which reflects management’s assessment of the known and inherent losses in its loan portfolio that are both probable and reasonably estimable), the level of its non-interest income, including service charges and other fees as well as gains and losses from the sale of certain assets, the level of its operating expenses, and the amount of income tax expense or benefit.

Critical Accounting Policies

Accounting policies involving significant judgments and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets or comprehensive income, are considered critical accounting policies. In management’s opinion, we consider the following to be our critical accounting policies;

Allowance for loan losses—The Company maintains an allowance for loan losses at a level management believes is sufficient to provide for all known and inherent losses in the loan portfolio that were both probable and reasonable to estimate. The allowance for loan losses is considered a critical accounting estimate because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for classified loans (special mention, substandard, doubtful and loss) and (iv) determining reserve factors to be applied to pass loans based upon loan type. Accordingly, there is a likelihood that materially different amounts would be reported under different, but reasonably plausible conditions or assumptions.

The determination of the allowance for loan losses requires management to make significant estimates with respect to the amounts and timing of losses and market and economic conditions. Accordingly, a decline in the economy could increase loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. The Bank will continue to monitor and adjust its allowance for loan losses through the provision for loan losses as economic conditions and other factors dictate. Management reviews the allowance for loan losses generally on a monthly basis, but at a minimum at least quarterly. Although the Bank maintains its allowance for loan losses at levels considered adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank’s determination as to the amount of its allowance for loan losses is subject to review by its primary federal banking regulator, the OTS, as part of its examination process, which may result in additional allowances based upon the judgment and review of the OTS. See “—Results of Operations—Provisions for Loan Losses.”

Other-Than-Temporary Impairment of Securities—Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the magnitude and duration of the decline, the reasons underlying the decline and the Company’s intent to sell the security or whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amount of taxes recoverable through loss carryback declines, or if we project lower levels of future taxable income. Such a valuation allowance would be established through a charge to income tax expense which would adversely affect our operating results.

Supervisory Agreements

On February 13, 2006, the Company and the Bank each entered into a supervisory agreement with the OTS which primarily addressed issues identified in the OTS reports of examination of the Company’s and the Bank’s operations and financial condition conducted in 2005.

Under the terms of the supervisory agreement between the Company and the OTS, the Company agreed to, among other things, (i) develop and implement a three-year capital plan designed to support the Company’s efforts to maintain prudent levels of capital and to reduce its debt-to-equity ratio below 50%; (ii) not incur any additional debt without the prior written approval of the OTS; and (iii) not repurchase any shares of or pay any cash dividends on its common stock until the Company complied with certain conditions. Upon reducing its debt-to-equity below 50%, the Company may resume the payment of quarterly cash dividends at the lesser of the dividend rate in effect immediately prior to entering into the supervisory agreement ($0.11 per share) or 35% of its consolidated net income (on an annualized basis), provided that the OTS, upon review of prior written notice from the Company of the proposed dividend, does not object to such payment.

The Company submitted to and received from the OTS approval of a capital plan, which called for an equity infusion in order to reduce the Company’s debt-to-equity ratio below 50%. As part of its capital plan, the Company conducted a private placement of 400,000 shares of common stock, raising gross proceeds of approximately $6.5 million. In June 2007, the net proceeds of approximately $5.8 million were used to reduce the amount of the Company’s outstanding debt through the redemption of $6.2 million of its junior subordinated debentures. In June 2008, the Company utilized a portion of the proceeds from a $4.9 million dividend from the Bank to purchase $1.5 million of fixed-rate trust preferred securities issued by the Company’s wholly owned statutory trust and to redeem the remaining $2.1 million of floating-rate subordinated debentures that were present at September 30, 2007. As a result of such redemptions and purchases, the Company’s outstanding junior subordinated debt, as of September 30, 2009, was $11.6 million and its debt-to-equity ratio is less than 50%.

Although the Company’s debt-to-equity ratio was below 50%, it does not anticipate resuming the payment of dividends until such time as the Company’s operating results improve and it is not permitted to pay dividends under the Merger Agreement without BMBC’s prior consent.

Under the terms of the supervisory agreement between the Bank and the OTS, the Bank agreed to, among other things, (i) not grow in any quarter in excess of the greater of 3% of total assets (on an annualized basis) or net interest credited on deposit liabilities during such quarter; (ii) maintain its core capital and total risk-based capital in excess of 7.5% and 12.5%, respectively; (iii) adopt revised policies and procedures governing commercial lending; (iv) conduct periodic reviews of its commercial loan department; (v) conduct periodic internal loan reviews; (vi) adopt a revised asset classification policy and (vii) not amend, renew or enter compensatory arrangements with senior executive officers and directors, subject to certain exceptions, without the prior approval of the OTS. As a result of the growth restriction imposed on the Bank, the Company’s growth is currently and will continue to be substantially constrained unless and until the supervisory agreements are terminated or modified.

As a result of the supervisory agreement, the Bank hired a Chief Credit Officer (“CCO”) and, under the direction of the Board and the CCO, enhanced its credit review analysis, developed administrative procedures and adopted an asset classification system. The CCO was appointed Chief Lending Officer (“CLO”) during fiscal 2008 and has continued the process of enhancing the Bank’s loan department structure, in particular its commercial lending operations. The Bank continues to address these areas and to reduce the level of classified assets in order to be in full compliance with the terms of the supervisory agreements. At September 30, 2009, the Company believes it and the Bank are in full compliance with all the provisions of the supervisory agreements.

Under the terms of the Merger Agreement, we have agreed to use our best efforts to obtain confirmation from the OTS that the supervisory agreements will be terminated as of the effective time of the Merger.

Asset and Liability Management

The principal objectives of the Company’s asset and liability management are to (i) evaluate the interest rate risk existing in certain assets and liabilities, (ii) determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements and performance objectives, (iii) establish prudent asset and liability compositions, and (iv) manage the assessed risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing periods. The Company’s actions in this regard are taken under the guidance of the Asset/Liability Committee (“ALCO”), which is chaired by the Chief Financial Officer and comprised of members of the Company’s senior management. The ALCO meets no less than quarterly to review, among other things, liquidity and cash flow needs, current market conditions and the interest rate environment, the sensitivity to changes in interest rates of the Company’s assets and liabilities, the historical and market values of assets and liabilities, unrealized gains and losses, and the repricing and maturity characteristics of loans, investment securities, deposits and borrowings. The ALCO reports to the Company’s Board of Directors no less than once a quarter. In addition, management reviews at least weekly the pricing of the Company’s commercial loans and retail deposits. The pricing of residential loans, including those being originated for sale in the secondary market, is reviewed daily.

The Company’s primary asset/liability monitoring tools consist of various asset/liability simulation models which are prepared on a quarterly basis. The models are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios.

One of the models consists of an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution’s interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. An institution’s interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to result in a decline in net interest income. Conversely, during a period of rising interest rates, a negative gap would tend to result in a decline in net interest income, while a positive gap would tend to result in an increase in net interest income.

The Bank’s passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits (which consists of passbook, statement saving, MMDA and NOW accounts) having significantly longer effective maturities based upon the Bank’s experience in retaining such deposits in changing interest rate environments. Borrowed funds are included in the period in which they can be called or when they mature.

Management believes that the assumptions used to evaluate the vulnerability of the Bank’s operations to changes in interest rates are considered reasonable. However, certain shortcomings are inherent in the method of analysis presented in the table below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in market rates both on a short-term and over the life of the asset. Further, in the event of a material change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

The following table summarizes the Company’s interest-earning assets and interest-bearing liabilities as of September 30, 2009 based on certain assumptions management has made that affect the rate at which loans will prepay and the duration of core deposits.

	Within Six Months	Six to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
(Dollars in thousands)
Interest-earning assets:
Loans receivable, net(1)	$87,537	$23,045	$51,941	$46,088	$94,112	$302,723
Mortgage-related securities	32,585	25,046	31,756	8,857	7,111	105,355
Investment securities(2)	6,995	1,000	3,409	6,000	20,025	37,429
Interest-earning deposits	44,446	495	440	—	—	45,381

Total interest-earning assets	$171,563	$49,586	$87,546	$60,945	$121,248	$490,888

Interest-bearing liabilities:
Deposits	$125,512	$48,536	$93,742	$68,088	$11,246	$347,124
Borrowed funds	27,395	20,000	55,500	16,000	11,153	130,048
Junior subordinated debentures	—	—	—	—	11,646	11,646

Total interest-bearing liabilities	$152,907	$68,536	$149,242	$84,088	$34,045	$488,818

Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$18,656	$(18,950)	$(61,696)	$(23,143)	$87,203	$2,070

Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$18,656	$(294)	$(61,990)	$(85,133)	$2,070

Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of total assets	3.53%	(0.06)%	(11.73)%	(16.11)%	0.39%

(1)	Balances have been reduced for non-accruing loans, which amounted to $3.9 million at September 30, 2009.
(2)	Balance includes FHLB stock.

Although an analysis of the interest rate sensitivity gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. As a consequence, the Company also utilizes an analysis of the market value of portfolio equity, which addresses the estimated change in the value of the Bank’s equity arising from movements in interest rates. The market value of portfolio equity is estimated by valuing the Bank’s assets and liabilities under different interest rate scenarios. The extent to which assets gain or lose value in relation to gains or losses of liabilities as interest rates increase or decrease determines the appreciation or depreciation in equity on a market value basis. Market value analysis is intended to evaluate the impact of immediate and sustained shifts of the current yield curve upon the market value of the Bank’s current balance sheet.

The Company utilizes reports prepared by the OTS to measure interest rate risk. Using data submitted by the Bank, the OTS performs scenario analysis to estimate the net portfolio value (“NPV”) of the Bank over a variety of interest rate scenarios. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

The table below sets forth the Bank’s NPV as of September 30, 2009 assuming an immediate change in interest rates of up to 300 basis points and a decline of up to 100 basis points. Due to the prevailing interest rate environment, the OTS did not provide a calculation for the minus 200 or minus 300 basis point change in rates. Dollar amounts are expressed in thousands as of September 30, 2009.

	Net Portfolio Value			Net Portfolio Value as a % of Assets
Changes in Rates in Basis Points	Amount	Dollar Change	Percentage Change	NPV Ratio	Change
300	$42,856	$(15,152)	(26)%	8.13%	(243	) bp
200	49,252	(8,756)	(15)	9.20	(136)
100	54,714	(3,294)	(6)	10.07	(49)
50	56,397	(1,611)	(3)	10.32	(24)
0	58,008	—	—	10.56	—
(50)	58,149	141	0	10.55	(1)
(100)	58,600	592	1	10.61	5

As is the case with interest rate sensitivity gap, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Although the NPV measurements and net interest income models provide an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and may differ from actual results.

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Company currently does not enter into futures, forwards, swaps or options. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Commitments generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary. Commitments to extend credit are not recorded as an asset or liability until the instruments are exercised.

The Company is subject to certain market risks and interest rate risks from the time a commitment is issued to originate new loans. In an effort to protect the Company against adverse interest rate movements, at the time an application is taken for a fixed-rate, single-family residential loan, the Company typically enters into an agreement to sell such loan upon closing, or another loan which bears an interest rate within the same interest-rate range, into the secondary market. This is known as a “matched sale” approach and reduces interest-rate risk with respect to these loans. There is still some portion of these loans which may never close for various reasons. However, the agencies the Company sells loans to permit some flexibility in delivering loan product to them. In certain instances, if the loans delivered for sale do not match the characteristics outlined in the forward sale commitments, the gain on sale may be reduced.

Changes in Financial Condition

General. Total assets of the Company increased $6.4 million from $522.0 million at September 30, 2008 to $528.4 million at September 30, 2009. The increase was primarily the result of an $8.3 million increase in cash and cash equivalents and a $20.5 million increase in net loans receivable. The increases were partially offset by decreases of $16.8 million and $6.2 million mortgage-related securities available-for-sale and held-to-maturity, respectively.

Cash and Cash Equivalents. Cash and cash equivalents, which consists of cash on hand and deposited in other banks in interest-earning and non-interest-earning accounts, increased by $8.3 million to $47.7 million at September 30, 2009 from $39.3 million at September 30, 2008. The increase in cash and cash equivalents was primarily due to increases of $16.3 million and $2.8 million in deposits and repurchase agreements, partially offset by a $13.9 million decrease in FHLB borrowings. These cash balances also fluctuate based on the customer trends and demands within our branch network.

Investment Securities Held to Maturity and Investment Securities Available for Sale. Total investment securities increased in the aggregate by $569,000, or 1.9%, from $29.8 million at September 30, 2008 to $30.4 million at September 30, 2009. Investment securities available for sale consisting of two pooled trust preferred securities and an investment in a mutual fund aggregating $3.7 million were deemed impaired as a result of the management’s determination that declines in their fair market values were other than temporary. As a result of this determination, the Company recognized a $993,000 (before tax) impairment charge with respect to such securities during fiscal 2009, which was recorded as a reduction to other non-interest income, in addition to an $853,000 (before tax) impairment which was recognized, net of tax, as a component of other comprehensive income at September 30, 2009. Management believes the declines in market value are the result of the current volatility in interest rates and turmoil in the capital and debt markets. Fair values for certain pooled trust preferred securities were determined utilizing discounted cash flow models, due to the absence of a current liquid and active market to provide a reliable market quotes for the instruments. In addition, during fiscal 2009, the Company redeemed its $3.6 million investment in a mutual fund and reduced, by $1.0 million, its investment in the mutual fund mentioned above.

Mortgage-Related Securities Held to Maturity and Mortgage-Related Securities Available For Sale. Mortgage-related securities held to maturity and available for sale decreased in the aggregate by $23.0 million, or 17.9%, to $105.3 million at September 30, 2009 compared to $128.3 million at September 30, 2008. The decrease was the result of management’s decision to utilize the proceeds from sales and maturities of mortgage-related securities to fund the growth of the loan portfolios. In addition, during the year ended September 30, 2009, management determined that the declines in fair market values of six of the Company’s private-label collateralized mortgage obligations were other than temporary. As a result of this determination, the Company recognized a $184,000 (before tax) impairment charge with respect to such securities, which was recorded as a reduction to other non-interest income, in addition to a $26,000 (before tax) impairment which was recognized, net of tax, as a component of other comprehensive income at September 30, 2009.

Loans Held for Sale. There were no loans held for sale at September 30, 2009 or September 30, 2008. During fiscal year 2009, the Company originated and sold $13.7 million of residential mortgage loans into the secondary mortgage market at a gain of $125,000.

Loans Receivable, Net. Total loans receivable, net, increased $20.5 million, or 7.2%, to $306.6 million at September 30, 2009 compared to $286.1 million at September 30, 2008. The increase in loans receivable was primarily due to a $12.8 million, or 23.6%, increase in multi-family and commercial real estate loans and a $6.2 million, or 39.0%, increase in multi-family and commercial business loans. The increases in fiscal 2009 in the commercial real estate and commercial business loan portfolios was primarily to the result of the Company’s enhancement of its credit review and commercial lending infrastructure.

Non-Performing Assets. The Company’s total non-performing assets, which consist solely of non-performing loans, increased $3.0 million to $5.4 million from $2.4 million at September 30, 2008. The increase in non-performing assets was primarily due to three commercial real estate loans aggregating $2.1 million being placed on non-performing status during fiscal 2009, as well as the addition of three single-family residential mortgage loans aggregating $980,000 being placed on non-performing status during fiscal 2009. At September 30, 2009, the Company’s ratio of non-performing assets to total assets was 1.03% compared 0.46% at September 30, 2008.

Deposits. Deposits increased $16.3 million, or 4.9%, from $330.9 million at September 30, 2008 to $347.1 million at September 30, 2009. The increase in deposits resulted from a $6.5 million, or 4.0%, increase in certificates of deposit and a $9.7 million, or 5.8%, increase in core deposits (which consist of passbook, money market, NOW and non-interest bearing accounts).

Borrowings. The Company’s total borrowings decreased to $130.0 million at September 30, 2009 from $141.2 million at September 30, 2008 as management chose to increase its emphasis on funding operations with lower-costing deposits. Short-term borrowings, which consist of short-term advances from FHLB and repurchase agreements decreased by $6.1 million from $33.5 million at September 30, 2008 to $27.4 million at September 30, 2009. Long-term advances from FHLB decreased by $5.0 million from $107.7 million at September 30, 2008 to $102.7 million at September 30, 2009. The Company’s borrowings had a weighted average interest rate of 4.0% at September 30, 2009, as compared to 4.3% at September 30, 2008. See Note 10 to the Consolidated Financial Statements set forth in Item 8 hereof for further information.

Junior Subordinated Debentures. On August 21, 1997, the Company issued $16.7 million of junior subordinated debentures to First Keystone Capital Trust I (the “Trust”). The Trust issued preferred securities at an interest rate of 9.7%, with a scheduled maturity of August 15, 2027. The Company over time has purchased a portion of the trust preferred securities issued by the Trust. At September 30, 2009, $11.6 million of the trust preferred securities issued by the Trust were held by non-affiliates. In addition, on November 28, 2001, the Company issued $8.2 million of Junior Subordinated Debentures to First Keystone Capital Trust II (the “Trust II”). The Trust II issued preferred securities in a pooled securities offering at a floating rate of 375 basis points over the six month LIBOR with a maturity date of December 8, 2031. The remaining $2.0 million of Junior Subordinated Debentures related to Trust II were redeemed during fiscal 2008 (the Company had previously redeemed in fiscal 2007 $6.0 million of such securities) and Trust II was dissolved. The Company owns all the stock of the Trust. See Note 17 to the Consolidated Financial Statements set forth in Item 8 hereof for further information.

Stockholders’ Equity. At September 30, 2009, total stockholders’ equity was $33.6 million, or 6.4% of total assets, compared to $32.3 million, or 6.2% of total assets, at September 30, 2008. The increase in stockholders’ equity was due to the net operating loss of $1.6 million for the fiscal year ended September 30, 2009, which was more than offset by an improvement in the aggregate net unrealized gain on available for sale securities, net of tax, of $2.8 million.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

	Yield/ Cost at Sept. 30, 2009	Year Ended September 30,
		2009			2008
		Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans receivable(1)(2)(3)	5.72%	$293,477	$16,867	5.75%	$282,627	$17,659	6.25%
Mortgage-related securities(3)	4.65	119,794	5,719	4.77	128,799	6,284	4.88
Investment securities(3)	3.70	34,939	1,538	4.40	39,040	1,986	5.08
Other interest-earning assets	0.13	18,441	45	0.24	18,365	448	2.44

Total interest-earning assets	4.79	466,651	24,169	5.18	468,831	26,377	5.63

Non-interest-earning assets		33,375			35,084

Total assets		$500,026			$503,915

Interest-bearing liabilities:
Deposits	1.47	$335,379	5,962	1.78	$341,480	9,186	2.69
Short-term and other borrowings	4.04	112,491	5,282	4.70	105,856	5,419	5.12
Junior subordinated debentures	9.70	11,642	1,142	9.81	14,199	1,371	9.66

Total interest-bearing liabilities	2.35	459,512	12,386	2,70	461,535	15,976	3.46

Interest rate spread	2.44%			2.48%			2.17%

Non-interest-bearing liabilities		7,564			7,496

Total liabilities		467,076			469,031
Stockholders’ equity		32,950			34,884

Total liabilities and stockholders’ equity		$500,026			$503,915

Net interest-earning assets (liabilities)		$7,139			$7,296

Net interest income			$11,783			$10,401

Net interest margin(4)				2.53%			2.22%

Ratio of average interest-earning assets to average interest-bearing liabilities				101.55%			101.58%

(1)	Includes non-accrual loans.
(2)	Loan fees are included in interest income and the amounts are not material for this analysis.
(3)	Includes assets classified as either available for sale, held to maturity or held for sale.
(4)	Net interest income divided by interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Company’s interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended September 30, 2009 vs. 2008 Increase (Decrease) Due To
	Rate	Volume	Total Increase (Decrease)
Interest-earnings assets:
Loans receivable(1)	$(1,520)	$728	$(792)
Mortgage-related securities(1)	(134)	(431)	(565)
Investment securities(1)	(250)	(198)	(448)
Other interest-earning assets	(404)	1	(403)

Total interest-earning assets	(2,308)	100	(2,208)

Interest-bearing liabilities:
Deposits	(3,063)	(161)	(3,224)
Short-term and other borrowings	(564)	427	(137)
Junior subordinated debentures	22	(251)	(229)

Total interest-bearing liabilities	(3,605)	15	(3,590)

Increase (decrease) in net interest income	$1,297	$85	$1,382

(1)	Includes assets classified as either available for sale, held to maturity or held for sale.

Results of Operations

General. The Company reported net losses of $1.6 million and $1.0 million for the years ended September 30, 2009 and 2008, respectively. The net loss for fiscal 2009 was primarily the result of a $3.0 million provision for loan losses, other-than-temporary impairments of certain investment and mortgage-related securities totaling $1.2 million, before tax, and increased FDIC deposit insurance costs, including a one-time special assessment of $240,000. These expenses were partially offset by a $1.4 million increase in net interest income and net gains on sales of investment and mortgage-related securities totaling $652,000.

Net Interest Income. Net interest income is determined by the interest rate spread (the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company’s average interest-rate spread was 2.48% and 2.16 % for the years ended September 30, 2009 and 2008, respectively. The Company’s interest-rate spread was 2.44% at September 30, 2009. The Company’s net interest margin (net interest income as a percentage of average interest-earning assets) was 2.53% and 2.22% for the years ended September 30, 2009 and 2008, respectively. During fiscal 2009, the Company experienced some easing in the interest rate compression that had affected it during the prior fiscal year, with decreases in rates paid on interest-bearing liabilities outpacing decreases in yields earned on interest-earning assets.

For the year ended September 30, 2009, net interest income increased to $11.8 million as compared to $10.4 million in fiscal 2008. The $1.4 million, or 13.3%, increase reflected the effect of a $3.6 million, or 22.5%, decrease in total interest expense partially offset by a $2.2 million, or 8.4%, decrease in total interest income. Reflecting the declines in market rates of interest, the weighted average rate paid on interest-bearing liabilities declined more rapidly than the yields on interest-earning assets, with rates paid on deposits contributing most significantly to the reduction in interest expense.

Interest Income. Total interest income amounted to $24.2 million for the year ended September 30, 2009, as compared to $26.4 million for fiscal 2008. The $2.2 million, or 8.4%, decrease in total interest income during the year ended September 30, 2009 as compared to fiscal 2008 was primarily due to decreases of $792,000, or 4.5%, $565,000, or 9.0%, $448,000, or 22.6% and $403,000, or 90% in interest income on loans, mortgage-related securities, investment securities and interest-bearing deposits, respectively. The weighted average yield earned on interest-earning assets declined 45 basis points from 5.63% for fiscal 2008 to 5.18% for fiscal 2009. The declines in average yields earned on interest-earning assets in fiscal 2009 compared to fiscal 2008 primarily reflect the reduction in market rates of interest.

Interest Expense. Total interest expense amounted to $12.4 million for the year ended September 30, 2009 as compared to $16.0 million for fiscal 2008. The $3.6 million, or 22.5%, decrease in fiscal 2009 compared to fiscal 2008 was primarily the result of a $3.2 million, or 35.1%, decrease in interest expense on deposits. The decrease in interest expense on deposits was primarily due to a 91 basis point decrease in the average rate paid thereon. Complementing the decrease in interest expense on deposits was a $229,000, or 16.7%, decrease in interest expense on junior subordinated debentures primarily due to a $2.6 million, or 18.0%, decrease in the average balance as a result of the redemption of $2.0 million of floating rate junior subordinated debentures combined with the purchase of $1.6 million of trust preferred securities previously issued by the Trust, which occurred during the latter part of fiscal 2008.

Provisions for Loan Losses. The Company establishes provisions for loan losses, which are charged to its operating results, in order to maintain a level of total allowance for losses that management believes covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Management performs reviews generally on a monthly basis, but, at a minimum, quarterly, in order to identify these known and inherent losses and to assess the overall collection probability for the loan portfolio. Management’s reviews consist of a quantitative analysis by loan category, using historical loss experience, and consideration of a series of qualitative loss factors. For each primary type of loan, management establishes a loss factor reflecting our estimate of the known and inherent losses in each loan type using both the quantitative analysis as well as consideration of the qualitative factors. Management’s evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the levels of charge-offs and recoveries, the levels of classified assets, prior loss experience, total loans outstanding, the volume of loan originations, the type, average size, terms and geographic location and concentration of loans held by the Company, the value and the nature of the collateral securing loans, the number of loans requiring heightened management oversight, general economic conditions, particularly as they relate to the Company’s primary market area, and trends in market rates of interest. The amount of the allowance for loan losses is an estimate and actual losses may vary from these estimates. Furthermore, the Company’s primary banking regulator periodically reviews the Company’s allowance for loan losses as an integral part of the examination process. Such agency may require the Company to make additional provisions for estimated loan losses based upon judgments that differ from those of management.

For the years ended September 30, 2009 and 2008, the provisions for loan losses were $3.0 million and $296,000, respectively. For the year ended September 30, 2009, the increase in provisions for loan losses, as compared to fiscal 2008, was the result of net charge-offs of loans aggregating $1.8 million during the current fiscal year, in addition to management’s review of the credit quality of the Company’s loan portfolio. At September 30, 2009, the Bank had $23.3 million of criticized and classified assets of which $17.3 million was classified as substandard. No assets were classified as doubtful or loss. See Item 1, “Business—Asset Quality.” At September 30, 2009 the Company’s allowance for loan losses totaled $4.7 million which amounted to 86.0% of total non-performing loans and 1.50% of adjusted gross loans receivable.

Non-interest Income. For the year ended September 30, 2009, the Company reported non-interest income of $1.8 million as compared to $923,000 for the year ended September 30, 2008, a $909,000, or 98.5%, increase.

The increase was primarily due to increases in gains on sales of investment securities and loans of $667,000 and $116,000, respectively, as compared to the fiscal 2008. In addition, during the year ended September 30, 2009, the Company experienced a $728,000 reduction in other-than-temporary impairment charges, as compared to fiscal 2008. Partially offsetting these improvements were decreases of $201,000 and $267,000 in service fees and other charges and earnings resulting from the change in cash surrender value of the Company’s bank-owned life insurance (“BOLI”) investment, respectively. The BOLI experienced declines in crediting rates as a result of the downturn in the economy during fiscal 2009.

Non-interest Expense. Non-interest expense includes salaries and employee benefits, occupancy and equipment expense, Federal Deposit Insurance Corporation (“FDIC”) deposit insurance premiums, professional fees, data processing expense, advertising, deposit processing and other items.

Non-interest expense increased $731,000, or 5.9%, for the year ended September 30, 2009 compared to the year ended September 30, 2008. The increase was substantially the result of a $722,000 increase in FDIC costs, which included a special assessment of $240,000.

Income Taxes. The Company recognized income tax benefits of $842,000 and $271,000 for the years ended September 30, 2009 and 2008. The primary reason for the increase in income tax benefits for fiscal 2009 compared to fiscal 2008 was the change in the amount of loss before income taxes.

Liquidity and Capital Resources

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company’s primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-related securities, sales of loans, maturities of investment securities and other short-term investments, borrowings and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan and mortgage-related securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has the ability to obtain advances from the FHLBank Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank’s maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the FRB discount window, but only after it has exhausted its access to the FHLB. At September 30, 2009, the Company had $102.7 million of outstanding advances and $21.0 million of overnight borrowings from the FHLBank Pittsburgh. The Bank currently has the ability to obtain up to $68.5 million of additional advances from the FHLBank Pittsburgh.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, the Company maintains a strategy of investing in various lending products and mortgage-related securities. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage related and investment securities. At September 30, 2009, the total of approved loan commitments outstanding amounted to $2.2 million. At the same date, commitments under unused lines of credit and loans in process on construction loans amounted to an aggregate of $46.4 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2009 totaled $123.1 million. Based upon its historical experience, management believes that a majority of maturing deposits will remain with the Company.

The OTS requires that the Bank meet minimum regulatory tangible, core, tier-1 risk-based and total risk-based capital requirements. At September 30, 2009, the Bank exceeded all regulatory capital requirements and met the capital requirements for regulatory purposes to be deemed “well-capitalized.” However, as a result of the supervisory agreement, it is subject to a number of restrictions including, but not limited, requiring prior approval to appoint new senior officers and directors and pay dividends. See Note 12 to the Consolidated Financial Statements set forth in Item 8 hereof.

The Company’s assets consist primarily of its investment in the Bank and investments in various corporate debt and equity instruments. Its only material source of income consists of earnings from its investment in the Bank and interest and dividends earned on other investments. The Company, as a separately incorporated holding company, has no significant operations other than serving as the sole stockholder of the Bank and paying interest to its subsidiaries, the Trust and the Trust II, for junior subordinated debt issued in conjunction with the issuance of trust preferred securities. See Note 17 to the Consolidated Financial Statements set forth in Item 8 hereof. On an unconsolidated basis, the Company has no paid employees. The expenses primarily incurred by the Company relate to its reporting obligations under the Securities Exchange Act of 1934, related expenses incurred as a publicly traded company, and expenses relating to the issuance of the trust preferred securities and the junior subordinated debentures issued in connection therewith. Management believes that as of the date hereof the Company has adequate liquidity available to respond to its current liquidity demands. Under applicable federal regulations, the Bank may pay dividends to the Company (its sole stockholder) within certain limits after obtaining the approval of the OTS. See Note 12 of the Consolidated Financial Statements set forth in Item 8 hereof. In the event that the Bank was not permitted to dividend sufficient funds to provide the necessary liquidity to the Company, the Company would need to seek alternative sources of liquidity including borrowings. The incurrence of debt by the Company would require the prior approval of the OTS under the terms of the supervisory agreement.

Derivative Financial Instruments, Contractual Obligations and Other Commitments

The Company has not used, and has no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. The Company’s primary financial instruments with off-balance sheet risk are limited to loan servicing for others, its obligations to fund loans to customers pursuant to existing commitments and commitments to purchase and sell mortgage loans. In addition, the Company has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect its liquidity or capital resources. The Company has not, and does not intend to, trade in commodity contracts.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

The Company’s contractual principal obligations as of September 30, 2009 are as follows:

	Payments Due by Period:
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
FHLB borrowings(1)	$123,653	$41,009	$55,521	$16,024	$11,099
Junior subordinated debentures(1)	11,646	—	—	—	11,646
Repurchase agreements	6,395	6,395	—	—	—
Certificates of deposit(1)	168,568	123,079	29,746	15,743	—
Operating leases	1,711	316	292	309	794

Total obligations	$311,973	$170,799	$85,559	$32,076	$23,539

(1)	excluding accrued interest

Off-Balance-Sheet Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments (see Note 1 of the Consolidated Financial Statements set forth in Item 8 hereof).

The Company’s outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed portions of construction loans as of September 30, 2009 are as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Lines of credit(1)	$36,623	$9,768	$2,183	$6,674	$17,998
Letters of credit	315	20	—	—	295
Other commitments to originate loans	2,197	2,197	—	—	—
Undisbursed portions of construction loans	9,998	5,330	4,668	—	—

Total	$49,133	$17,315	$6,851	$6,674	$18,293

(1)	Includes lines of credit for commercial real estate, commercial loans and home equity loans.

Recent Accounting Pronouncements

For discussion of recent accounting pronouncements, see Note 2 of the Consolidated Financial Statements set forth in Item 8 hereof.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure and repricing characteristics of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.

The information required herein is incorporated by reference to “Asset and Liability Management” set forth in Item 7 above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

First Keystone Financial, Inc.

We have audited the consolidated statement of financial condition of First Keystone Financial, Inc. and subsidiary (the “Company”) as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Keystone Financial, Inc. and subsidiary as of September 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assessment of the effectiveness of First Keystone Financial, Inc.’s internal control over financial reporting as of September 30, 2009, included in Item 9A(T) of Form 10-K and, accordingly, we do not express an opinion thereon.

As discussed in Note 5 to the consolidated financial statements, effective October 1, 2008, First Keystone Financial, Inc. adopted Accounting Standards Codification Topic 820, Fair Value Measurement and Disclosure.

Wexford, PA

December 18, 2009

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except per share data)

	September 30,
	2009	2008
ASSETS
Cash and amounts due from depository institutions	$2,277	$4,340
Interest-bearing deposits with depository institutions	45,381	34,980

Total cash and cash equivalents	47,658	39,320
Investment securities available for sale	27,564	26,545
Mortgage-related securities available for sale	86,197	102,977
Investment securities held to maturity—at amortized cost (approximate fair value of $2,964 and $3,271 at September 30, 2009 and 2008, respectively)	2,805	3,255
Mortgage-related securities held to maturity—at amortized cost (approximate fair value of $19,929 and $25,204 at September 30, 2009 and 2008, respectively)	19,158	25,359
Loans receivable (net of allowance for loan losses of $4,657 and $3,453 at September 30, 2009 and 2008, respectively)	306,600	286,106
Accrued interest receivable	2,343	2,452
FHLBank stock, at cost	7,060	6,995
Office properties and equipment, net	4,200	4,386
Deferred income taxes	3,660	4,323
Cash surrender value of life insurance	18,381	17,941
Prepaid expenses and other assets	2,775	2,397

Total Assets	$528,401	$522,056

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits
Non-interest-bearing	$18,971	$20,101
Interest-bearing	328,153	310,763

Total deposits	347,124	330,864
Short-term borrowings	27,395	33,485
Other borrowings	102,653	107,674
Junior subordinated debentures	11,646	11,639
Accrued interest payable	2,110	1,886
Advances from borrowers for taxes and insurance	887	974
Accounts payable and accrued expenses	2,970	3,238

Total Liabilities	494,785	489,760

Commitments and contingencies (see Note 14)	—	—
Stockholders’ Equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 20,000,000 shares authorized; issued 2,712,556 shares; outstanding at September 30, 2009 and 2008, 2,432,998 shares	27	27
Additional paid-in capital	12,565	12,586
Employee stock ownership plan	(2,751)	(2,872)
Treasury stock at cost: 279,558 shares at September 30, 2009 and 2008	(4,244)	(4,244)
Accumulated other comprehensive income (loss)	87	(2,714)
Retained earnings-partially restricted	27,932	29,513

Total Stockholders’ Equity	33,616	32,296

Total Liabilities and Stockholders’ Equity	$528,401	$522,056

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Year Ended September 30,
	2009	2008
INTEREST INCOME:
Interest and fees on loans	$16,867	$17,659
Interest and dividends on:
Mortgage-related securities	5,719	6,284
Investment securities:
Taxable	1,342	1,560
Tax-exempt	181	168
Dividends	15	258
Interest-bearing deposits	45	448

Total interest income	24,169	26,377

INTEREST EXPENSE:
Interest on:
Deposits	5,962	9,186
Short-term borrowings	92	61
Other borrowings	5,190	5,358
Junior subordinated debentures	1,142	1,371

Total interest expense	12,386	15,976

Net interest income	11,783	10,401
Provision for loan losses	3,000	296

Net interest income after provision for loan losses	8,783	10,105

NON-INTEREST INCOME:
Service charges and other fees	1,441	1,642
Net gain on sales of loans held for sale	125	9
Net gain (loss) on sale of investments	652	(15)
Total other-than-temporary impairment losses	(2,056)	(1,905)
Portion of loss recognized in other comprehensive income (before taxes)	879	—

Net impairment loss recognized in earnings	(1,177)	(1,905)
Increase in cash surrender value of life insurance	440	707
Other income	351	485

Total non-interest income	1,832	923

NON-INTEREST EXPENSE:
Salaries and employee benefits	5,823	5,823
Occupancy and equipment	1,662	1,617
Professional fees	1,352	1,243
Federal deposit insurance premium	923	201
Data processing	611	572
Advertising	359	395
Deposit processing	628	591
Other	1,680	1,865

Total non-interest expense	13,038	12,307

Loss before income tax benefit	(2,423)	(1,279)
Income tax benefit	(842)	(271)

Net loss	$(1,581)	$(1,008)

Earnings per common share:
Basic	$(0.68)	$(0.43)
Diluted	$(0.68)	$(0.43)
Weighted average shares—basic	2,326,855	2,318,166
Weighted average shares—diluted	2,326,855	2,318,246
Dividends per share	$—	$—

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

(Dollars in thousands)

	Common stock	Additional paid-in capital	Employee stock ownership plan	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings- partially restricted	Total stockholders’ equity
Balance at October 1, 2007	$27	$12,598	$(2,985)	$(4,244)	$(1,223)	$30,521	$34,694

Comprehensive loss:
Net loss	—	—	—	—	—	(1,008)	(1,008)
Other comprehensive loss:
Net unrealized loss on securities net of reclassification adjustment net of taxes of $(768)(1)	—	—	—	—	(1,491)	—	(1,491)

Comprehensive loss	—	—	—	—	—	—	(2,499)

ESOP stock committed to be released	—	—	113	—	—	—	113
Excess of fair value above cost of ESOP shares committed to be released	—	(12)	—	—	—	—	(12)

Balance at September 30, 2008	$27	$12,586	$(2,872)	$(4,244)	$(2,714)	$29,513	$32,296

Comprehensive income:
Net loss	—	—	—	—	—	(1,581)	(1,581)
Other comprehensive loss:
Unrealized loss on securities for which an other-than-temporary impairment loss has been recognized in earnings net of taxes of $(299)(1)	—	—	—	—	(580)	—	(580)
Net unrealized gain on securities net of reclassification adjustment net of taxes of $1,742(1)	—	—	—	—	3,381	—	3,381

Comprehensive income	—	—	—	—	—	—	1,220

Share-based compensation	—	10	—	—	—	—	10
ESOP stock committed to be released	—	—	121	—	—	—	121
Difference between cost and fair value of ESOP shares committed to be released	—	(31)	—	—	—	—	(31)

Balance at September 30, 2009	$27	$12,565	$(2,751)	$(4,244)	$87	$27,932	$33,616

(1)	Components of other comprehensive income (loss):

	September 30,
	2009	2008
Change in net unrealized gain (loss) on investment securities available for sale, net of taxes	$2,455	$(2,758)
Reclassification adjustment for net (losses) gains included in net loss, net of taxes of $221 and $(5), respectively	(431)	10
Reclassification adjustment for other-than-temporary impairment losses on securities included in net loss, net of taxes of $(400) and $(648), respectively	777	1,257

Net unrealized gain (loss) on securities, net of taxes	$2,801	$(1,491)

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended September 30,
	2009	2008
OPERATING ACTIVITIES:
Net loss	$(1,581)	$(1,008)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for depreciation and amortization	575	569
Amortization of premiums and discounts	105	44
Increase in cash surrender value of life insurance	(440)	(707)
(Gain) loss on sales of:
Loans held for sale	(125)	(9)
Investment securities available for sale	16	15
Mortgage-related securities available for sale	(668)	—
Impairment losses realized in earnings	1,177	1,905
Provision for loan losses	3,000	296
Amortization of ESOP	90	101
Deferred income taxes	(780)	(338)
Share-based compensation	10	—
Changes in assets and liabilities which provided (used) cash:
Origination of loans held for sale	(13,653)	(1,444)
Loans sold in the secondary market	13,778	1,453
Accrued interest receivable	109	250
Prepaid expenses and other assets	(379)	(195)
Accrued interest payable	224	(438)
Accrued expenses	(268)	601

Net cash provided by operating activities	1,190	1,095

INVESTING ACTIVITIES:
Loans originated	(125,783)	(80,223)
Purchases of:
Investment securities available for sale	(11,040)	(5,119)
Mortgage-related securities available for sale	(31,388)	(41,625)
Redemption of FHLBank stock	1,328	2,726
Purchase of FHLBank stock	(1,393)	(3,383)
Proceeds from sales of investment and mortgage-related securities available for sale	33,286	556
Return of investment in First Keystone Capital Trust II	—	63
Principal collected on loans	102,271	86,313
Proceeds from maturities, calls or repayments of:
Investment securities available for sale	4,464	3,142
Investment securities held to maturity	450	—
Mortgage-related securities available for sale	24,124	17,750
Mortgage-related securities held to maturity	6,156	5,875
Purchase of property and equipment	(389)	(193)

Net cash provided by (used in) investing activities	2,086	(14,118)

FINANCING ACTIVITIES:
Net increase (decrease) in deposit accounts	16,260	(22,844)
FHLBank advances and other borrowings—repayments	(171,921)	(120,611)
FHLBank advances and other borrowings—draws	158,000	142,801
Net (decrease) increase in advances from borrowers for taxes and insurance	(87)	104
Net increase in repurchase agreements	2,810	3,585
Purchase of trust preferred securities	—	(1,565)
Retirement of subordinated debt	—	(2,062)

Net cash provided by (used in) financing activities	5,062	(592)

Increase (decrease) in cash and cash equivalents	8,338	(13,615)
Cash and cash equivalents at beginning of year	39,320	52,935

Cash and cash equivalents at end of year	$47,658	$39,320

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH INFORMATION:
Cash payments for interest on deposits and borrowings	$12,162	$16,414
Cash payments of income taxes	120	200

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1. Nature of Operations and Organization Structure

The primary business of First Keystone Financial, Inc. (the “Company”) is to act as the holding company for its principal wholly owned subsidiary, First Keystone Bank (the “Bank”), a federally chartered stock savings association founded in 1934. The Bank has the following four wholly owned subsidiaries: FKF Management Corp., Inc. which manages investment securities, First Chester Services, Inc. and First Pointe, Inc. each of which acquire certain loans, real estate and other assets in satisfaction of debts previously contracted by the Bank, and State Street Services Corporation, which holds a 51% interest in First Keystone Insurance Services, LLC, an insurance agency, which is consolidated into the Company’s financial statements. The Company’s capital trust, First Keystone Capital Trust I the (“Issuer Trust”) is not consolidated with the accounts of the Company as discussed in Note 2. The Issuer Trust was formed in connection with the issuance of trust preferred securities.

The primary business of the Bank is to offer a wide variety of commercial and retail products through its branch system located in Delaware and Chester Counties in Pennsylvania. The Company and the Bank are primarily supervised and regulated by the Office of Thrift Supervision (“OTS”).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company’s and the Bank’s wholly owned subsidiaries. In addition, the Company consolidates First Keystone Insurance Services, LLC in which one of the Bank’s subsidiaries holds a 51% ownership interest. Intercompany accounts have been eliminated in consolidation. The Issuer Trusts are not consolidated with the accounts of the Company.

Segment Accounting

The Company operates in two segments: Banking and Insurance Services. Results are presented on a combined basis because the insurance services engaged in by the Company do not meet quantitative thresholds for separate disclosure under accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity and Securities Available for Sale

Securities held to maturity are carried at amortized cost. Securities are designated as held to maturity only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with the resulting unrealized gains or losses recorded in consolidated stockholders’ equity, net of tax. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security. For the years ended September 30, 2009 and 2008 the Company did not maintain a trading portfolio.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Other-Than-Temporary Impairment of Securities

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis, the magnitude and duration of the decline, the reasons underlying the decline and the Company’s intent to sell the security or whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. For equity securities, management considers the magnitude and duration of the decline, the intent and ability to hold the security for an anticipated recovery, and the financial condition and near term prospects of the issuer. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon an evaluation of known and inherent losses in the loan portfolio that are both probable and reasonably estimable. The Company periodically reviews the methodology, conducting assessments and redefining the process to determine the appropriate level of allowance for loan losses. In establishing the allowance for loan losses, management must use a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for classified loans (special mention, substandard, doubtful and loss), and (iv) determining reserve factors to be applied to pass loans based upon loan type. Management reviews the allowance for loan losses generally on a monthly basis, but at a minimum at least quarterly. To the extent that loans change risk levels, collateral values change or reserve factors change, the Company may need to adjust its provision for loan losses which would impact earnings. In this framework, a series of qualitative factors are used in a methodology as a measurement of how current circumstances are affecting the loan portfolio. Included, among other things, in these qualitative factors are past loss experience, the type and volume of loans, changes in lending policies and procedures, underwriting standards, collections, charge-offs and recoveries, national and local economic conditions, concentrations of credit, and the effect of external factors on the level of estimated credit losses in the current portfolio. While management uses the best information available to make such evaluation, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Impaired loans are predominantly measured based on the fair value of the collateral. The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of probable losses and impairment existing in the current loan portfolio. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan. An insignificant delay or insignificant shortfall in amounts of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays of less than 90 days are considered to be insignificant. Large groups of smaller balance homogeneous loans, including residential real estate and consumer loans, are collectively evaluated for impairment, except for loans restructured pursuant to a troubled debt restructuring.

Loans secured by residential real estate, including home equity and home equity lines of credit, are classified as nonaccrual at 90 days past due. Loans other than consumer loans are charged-off based on the facts and circumstances of the individual loan. Consumer loans are generally charged-off in the month they become 180 days past due.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Mortgage Banking Activities

The Company originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates fair value).

At September 30, 2009 and 2008, loans serviced for others totaled approximately $46,950 and $42,843, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds aggregating approximately $266 and $229 at September 30, 2009 and 2008, respectively.

The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a quarterly basis. At September 30, 2009 and 2008, mortgage servicing rights totaling $314 and $305, respectively, were included in other assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control is surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Recognition on Loans

Interest on loans is credited to income when earned. Accrual of loan interest is discontinued and a reserve established through a charge to interest income on existing accruals if management believes after considering, among other things, economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful. Such interest ultimately collected is credited to income when collection of principal and interest is no longer in doubt.

Real Estate Owned

Real estate owned consists of properties acquired by foreclosure or deed in-lieu of foreclosure. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense.

Office Properties and Equipment

Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets which range from two to 40 years. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Cash Surrender Value of Life Insurance

The Bank funded the purchase of insurance policies on the lives of certain officers and employees of the Bank. The Bank has recognized any increase in cash surrender value of life insurance, net of insurance costs, in the consolidated statements of operations. The cash surrender value of the insurance policies is recorded as an asset in the consolidated statements of financial condition.

Earnings Per Share

Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed based on the weighted average number of shares of common stock outstanding increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options. Weighted average shares used in the computation of earnings per share were as follows:

	Year Ended September 30,
	2009	2008
Average common shares outstanding	2,326,855	2,318,166
Increase in shares due to dilutive options	—	80

Adjusted shares outstanding—diluted	2,326,855	2,318,246

For the years ended September 30, 2009 and 2008, 26,466 and 40,066 outstanding options, respectively, were anti-dilutive.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company, in accordance with accounting principles generally accepted in the United States of America, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Accounting literature also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. In accordance with generally accepted accounting principles, interest or penalties incurred for income taxes will be recorded as a component of other expenses.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Accounting for Stock Options

The Company recognizes the cost of employee services received in exchange for an award of equity investment based on grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

Other Comprehensive Income (Loss)

The Company presents as a component of comprehensive income (loss) the amounts from transactions and other events which currently are excluded from the consolidated statements of operations and are recorded directly as an adjustment to consolidated stockholders’ equity.

Accounting for Derivative Instruments

The Company recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. The Company did not have any derivative instruments outstanding during fiscal years ended September 30, 2009 and 2008.

Fair Value Measurements

Under generally accepted accounting principles related to fair value measurements, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

•

Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s own estimates of assumptions that market participants would use in pricing the asset.

Under generally accepted accounting principles, we base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in generally accepted accounting principles.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with depository institutions. The Company is required to maintain certain balances at the Federal Reserve Bank of Philadelphia which amounted to $182 and $169 at September 30, 2009 and 2008, respectively.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105—Generally Accepted Accounting Principles—FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the single

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted this standard for the annual reporting period ending September 30, 2009. The adoption of this standard did not have a material impact on the Company’s results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to business combinations which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. This accounting standard was subsequently codified into Accounting Standards Codification (ASC) Topic 805, Business Combinations. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued an accounting standard related to fair value measurements, which was effective for the Company on October 1, 2008. This standard defined fair value, established a framework for measuring fair value, and expanded disclosure requirements about fair value measurements. On October 1, 2008, the Company adopted this accounting standard related to fair value measurements for the Company’s financial assets and financial liabilities. The Company deferred adoption of this accounting standard related to fair value measurements for the Company’s nonfinancial assets and nonfinancial liabilities, except for those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until October 1, 2009. The adoption of this accounting standard related to fair value measurements for the Company’s nonfinancial assets and nonfinancial liabilities had no impact on retained earnings and is not expected to have a material impact on the Company’s statements of income and condition. This accounting standard was subsequently codified into ASC Topic 820, Fair Value Measurements and Disclosures.

In December 2007, the FASB issued an accounting standard related to noncontrolling interests in consolidated financial statements, which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This accounting standard was subsequently codified into ASC 810-10, Consolidation. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2008, the FASB issued an accounting standard related to disclosures about derivatives and hedging activities, which is effective for fiscal years and interim periods beginning after November 15, 2008. This standard requires enhanced disclosures about derivative instruments and hedging activities and therefore should improve the transparency of financial reporting. This accounting standard was subsequently codified into ASC 815-10, Derivatives and Hedging. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2009, the FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R). FAS 167, which amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46(R)). Under FASB’s Codification at ASC 105-10-65-1-d, FAS No. 167 will remain authoritative until integrated into the FASB Codification. This statement prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity (VIE) and eliminates the quantitative model prescribed by FIN 46(R). The new model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE, and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE. FAS No. 167 requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. This statement is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued new guidance impacting ASC Topic 820, Fair Value Measurements and Disclosures. This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued new guidance impacting ASC 825-10-50, Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this new guidance did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments—Debt and Equity Securities, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Notes 3 and 4 herein.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or the quarter ending December 31, 2009 The Company is currently evaluating the impact of this standard on the Company’s financial condition, results of operations, and disclosures.

In June 2008, the FASB issued accounting guidance related to determining whether instruments granted in share-based payment transactions are participating securities, which is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. This guidance clarified that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of this guidance is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with this guidance. This accounting guidance was subsequently codified into ASC Topic 260, Earnings Per Share. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the September 30, 2008 consolidated financial statements to conform to the September 30, 2009 presentation. Such reclassifications had no impact on the reported consolidated net income.

3. Investment Securities

The amortized cost and approximate fair value of investment securities available for sale and held to maturity, by contractual maturities, are as follows:

	September 30, 2009
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:
Municipal obligations
1 to 5 years	$941	$17	$—	$958
5 to 10 years	7,076	592	—	7,668
Over 10 years	998	89	—	1,087
Corporate bonds
Less than 1 year	588	15	—	603
1 to 5 years	7,401	220	(201)	7,420
Pooled trust preferred securities	8,521	—	(2,903)	5,618
Mutual funds	3,387	140	—	3,527
Other equity investments	735	—	(52)	682

Total	$29,647	$1,073	$(3,156)	$27,564

Held to Maturity:
Municipal obligations
1 to 5 years	$2,805	$159	$—	$2,964

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Provided below is a summary of investment securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2009.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total
	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses
Corporate bonds	$—	$—	$2,371	$(201)	$2,371	$(201)
Pooled trust preferred securities	—	—	5,618	(2,903)	5,618	(2,903)
Other equity investments	282	(52)	—	—	282	(52)

Total	$282	$(52)	$7,989	$(3,104)	$8,271	$(3,156)

The above table represents eight investment securities where the current value was less than the related amortized cost.

Included in the first table above are pooled trust preferred securities. Trust preferred securities are long-term (usually 30-year maturity) instruments with characteristics of both debt and equity, mainly issued by banks or their holding companies. All of the Company’s investments in trust preferred securities are of pooled issues, each consisting of 30 or more companies with geographic and size diversification. As of September 30, 2009, the Company had investments in five pooled trust preferred securities with an aggregate recorded book value of $8.5 million and an estimated fair value of $5.6 million. Two of the Company’s pooled trust preferred securities, aggregating $3.6 million are senior tranches and carry Moody’s ratings of A3 and Aa3 at September 30, 2009. The remaining three pooled trust preferred securities, aggregating $2.0 million are mezzanine tranches and are rated Ca by Moody’s, which is below investment grade. Although permitted by the debt instruments, as of September 30, 2009, none of the pooled trust preferred securities had begun to defer payments. In order to evaluate the pooled trust preferred securities to determine whether their declines in market value are other than temporary, management determines whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows from the cash flows previously projected involves comparing the present value of remaining cash flows previously projected against the present value of the cash flows estimated at September 30, 2009. Factors affecting the cash flow analyses include current deferrals and defaults within the pool, as well as estimates of anticipated defaults. Deferrals and defaults are assumed to have no recoveries. Discounted cash flow models incorporate various assumptions including average historical spreads, credit ratings, and liquidity of the underlying securities. In addition, management reviews trustee reports related to the pooled trust preferred securities in order to identify weaknesses and trends in the underlying issuer pool.

Based upon the analysis performed by management as of September 30, 2009, it is probable that two of the Bank’s pooled trust preferred securities will experience principal and interest shortfalls. The Company adopted a provision of GAAP which provides for the bifurcation of OTTI into two categories: (a) the amount of the total OTTI related to a decrease in cash flows expected to be collected from the debt security (the credit loss) which is recognized in earnings and (b) the amount of total OTTI related to all other factors, which is recognized, net of income taxes, as a component of other comprehensive income (“OCI”). The Company recorded, during the twelve months ended September 30, 2009, an $853 (before tax) impairment not related to credit losses on its investment in two pooled trust preferred securities, through other comprehensive income rather than through earnings and a $438 (before tax) credit-related impairment on the same two pooled trust preferred securities, through earnings.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The following table details the rollforward of credit-related losses on pooled trust preferred securities recorded in earnings and as a component of OCI for the twelve months ended September 30, 2009:

	Gross OTTI	OTTI Included in OCI	OTTI Included in Earnings
October 1, 2008	$—	$—	$—
Additions:	1,291	853	438

Balance, September 30, 2009	$1,291	$853	$438

Also, for the twelve months ended September 30, 2009, the Company recorded a credit-related OTTI charge of $555 on its investment in a mutual fund.

At September 30, 2009, investment securities in a gross unrealized loss position for twelve months or longer consist of eight securities having an aggregate depreciation of 28.0% from the Company’s amortized cost basis. Fair values for certain pooled trust preferred securities were determined utilizing discounted cash flow models due to the absence of a current active and liquid market to provide reliable market quotes for the instruments. The Company’s analysis for each pooled trust preferred securities performed at the CUSIP level shows that the credit quality of the underlying bonds ranges from good to deteriorating. Credit risk does exist and the default of an individual issuer in a particular pool could affect the ultimate collectability of contractual amounts. The Company does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost bases. However, the Company will continue to review its investment portfolio to determine whether any particular impairment is other than temporary. Management does not believe that any individual unrealized loss as of September 30, 2009 represents an other-than-temporary impairment.

Proceeds from the sales of available-for-sale securities for the year ended September 30, 2009 totaled $5.3 million. Losses on sales of available-for-sale investment securities for the year ended September 30, 2009 totaled $79. Gains on sales of available-for-sale investment securities for the year ended September 30, 2009 totaled $63.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The amortized cost and approximate fair value of investment securities available for sale and held to maturity, by contractual maturities, as of September 30, 2008 are as follows:

	September 30, 2008
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:
U.S. Government bonds
Over 10 years	$2,965	$7	$—	$2,972
Municipal obligations
5 to 10 years	2,901	55	(22)	2,934
Over 10 years	997	52	—	1,049
Corporate bonds
Less than 1 year	1,000	4	—	1,004
1 to 5 years	1,057	—	(107)	950
5 to 10 years	1,532	—	—	1,532
Pooled trust preferred securities	9,415	—	(2,835)	6,580
Mutual funds	8,563	8	—	8,571
Other equity investments	1,040	—	(87)	953

Total	$29,470	$126	$(3,051)	$26,545

Held to Maturity:
Municipal obligations
1 to 5 years	$1,537	$5	$(9)	$1,533
5 to 10 years	1,718	21	(1)	1,738

Total	$3,255	$26	$(10)	$3,271

Provided below is a summary of investment securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2008.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total
	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses
Corporate bonds	$950	$(107)	$—	$—	$950	$(107)
Pooled trust preferred securities	5,118	(2,285)	1,462	(550)	6,580	(2,835)
Municipal obligations	2,062	(32)	—	—	2,062	(32)
Other equity investments	553	(87)	—	—	553	(87)

Total	$8,683	$(2,511)	$1,462	$(550)	$10,145	$(3,061)

Proceeds from the sales of available-for-sale securities for the twelve months ending September 30, 2008 totaled $556. Losses on sales of available-for-sale investment securities for the twelve months ending September 30, 2008 totaled $83. Gains on sales of available-for-sale investment securities for the twelve months ending September 30, 2008 totaled $68.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

4. Mortgage-Related Securities

Mortgage-related securities available for sale and held to maturity are summarized as follows:

	September 30, 2009
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:
FHLMC pass-through certificates	$17,757	$663	$(4)	$18,416
FNMA pass-through certificates	41,930	1,662	(3)	43,589
GNMA pass-through certificates	4,019	24	(14)	4,029
Collateralized mortgage obligations	20,277	243	(357)	20,163

Total	$83,983	$2,592	$(378)	$86,197

Held to Maturity:
FHLMC pass-through certificates	$7,258	$280	$—	$7,538
FNMA pass-through certificates	11,900	496	(5)	12,391

Total	$19,158	$776	$(5)	$19,929

Provided below is a summary of mortgage-related securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2009.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total
	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses
Pass-through certificates	$5,867	$(20)	$82	$(6)	$5,949	$(26)
Collateralized mortgage obligations	—	—	8,385	(357)	8,385	(357)

Total	$5,867	$(20)	$8,467	$(363)	$14,334	$(383)

The above table represents 20 mortgage-related securities for which the market value at September 30, 2009 was less than the amortized cost.

The Company reviews mortgage-related securities on an ongoing basis for the presence of OTTI with formal reviews performed quarterly. The Company adopted a provision of GAAP which provides for the bifurcation of OTTI into two categories: (a) the amount of the total OTTI related to a decrease in cash flows expected to be collected from the debt security (the credit loss) which is recognized in earnings and (b) the amount of total OTTI related to all other factors, which is recognized, net of income taxes, as a component of OCI. The Company recorded, during the year ended September 30, 2009 impairments aggregating $26 not related to credit losses on two of its private label collateralized mortgage obligations, through other comprehensive income rather than through earnings and credit-related impairments aggregating $184 on the same two private label collateralized mortgage obligations as well as the Company’s investment in four other private label collateralized mortgage obligations, through earnings.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The following table details the rollforward of credit-related losses on collateralized mortgage obligations recorded in earnings and as a component of OCI for the year ended September 30, 2009:

	Gross OTTI	OTTI Included in OCI	OTTI Included in Earnings
October 1, 2008	$—	$—	$—
Additions:	81	26	55

Balance, September 30, 2009	$81	$26	$55

Proceeds from the sales of available-for-sale mortgage-related securities for the year ended September 30, 2009 totaled $28.0 million. Gains on sales of available-for-sale mortgage-related securities for the year ended September 30, 2009 totaled $692, respectively. Losses on sales of available-for-sale mortgage-related securities for the year ending September 30, 2009 totaled $24.

At September 30, 2009, mortgage-related securities in a gross unrealized loss position for twelve months or longer consisted of thirteen securities having an aggregate depreciation of 4.1% from the Company’s amortized cost basis. Management does not believe any individual unrealized loss as of September 30, 2009 represents an other-than-temporary impairment. The unrealized losses reported for mortgage-related securities relate primarily to securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and private institutions. Management believes that the substantial majority of the unrealized losses associated with mortgage-related securities are attributable to changes in interest rates and conditions in the financial and credit markets not due to the deterioration of the creditworthiness of the issuer. The Company does not have the intent to sell these securities and it is more likely than not that it will not have to sell the securities before recovery of their cost bases. However, the Company will continue to review its investment portfolio to determine whether any particular impairment is other than temporary. Management does not believe that any individual unrealized loss as of September 30, 2009 represents an other-than-temporary impairment.

Mortgage-related securities available for sale and held to maturity are summarized as follows:

	September 30, 2008
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Approximate Fair Value
Available for Sale:
FHLMC pass-through certificates	$34,860	$117	$(175)	$34,802
FNMA pass-through certificates	41,982	235	(216)	42,001
GNMA pass-through certificates	1,669	10	—	1,679
Collateralized mortgage obligations	25,653	3	(1,161)	24,495

Total	$104,164	$365	$(1,552)	$102,977

Held to Maturity:
FHLMC pass-through certificates	$9,776	$42	$(84)	$9,734
FNMA pass-through certificates	15,582	3	(116)	15,469
Collateralized mortgage obligations	1	—	—	1

Total	$25,359	$45	$(200)	$25,204

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Provided below is a summary of mortgage-related securities available for sale and held to maturity which were in an unrealized loss position at September 30, 2008.

	Loss Position Less than 12 Months		Loss Position 12 Months or Longer		Total
	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses	Approximate Fair Value	Unrealized Losses
Pass-through certificates	$54,080	$(561)	$1,401	$(30)	$55,481	$(591)
Collateralized mortgage obligations	17,914	(678)	6,385	(483)	24,299	(1,161)

Total	$71,994	$(1,239)	$7,786	$(513)	$79,780	$(1,752)

The collateralized mortgage obligations contain both fixed and adjustable-rate classes of securities which are repaid in accordance with a predetermined priority. The underlying collateral of the securities consisted of loans which are primarily guaranteed by FHLMC, FNMA and GNMA.

For the year ended September 30, 2008, there were no sales of mortgage-related securities.

Mortgage-related securities with aggregate carrying values of $75,586 and $37,813 were pledged as collateral at September 30, 2009 and 2008, respectively, for municipal deposits and financings (see Notes 9 and 10).

5. Fair Value Measurement

The Company adopted new, generally accepted accounting principles related to Fair Value Measurements on October 1, 2008, which provides consistency and comparability in determining fair value measurements and provides for expanded disclosures about fair value measurements. The definition of fair value maintains the exchange price notion in earlier definitions of fair value but focuses on the exit price of the asset or liability. The exit price is the price that would be received to sell the asset or paid to transfer the liability adjusted for certain inherent risks and restrictions. Expanded disclosures are also required about the use of fair value to measure assets and liabilities.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The following table presents information about the Company’s securities, mortgage servicing rights and impaired loans measured at fair value as of September 30, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Fair Value Measurement at September 30, 2009 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Pass-through certificates	$66,034	$—	$66,034	$—
Collateralized mortgage obligations	20,163	—	20,163	—
Municipal obligations	9,713	—	9,713	—
Corporate bonds	8,023	—	8,023	—
Pooled trust preferred securities	5,618	—	—	5,618
Mutual funds	3,527	3,527	—	—
Other equity investments	282	282	—	—
Assets measured at fair value on a non-recurring basis:
Mortgage servicing rights	314	—	—	314
Impaired loans	6,667	—	6,667	—

The following table presents the changes in the Level 3 fair-value category for the year ended September 30, 2009. The Company classifies financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Available for Sale Securities
Beginning balance	$8,112
Total gains or losses (realized/unrealized)
Included in earnings	(438)
Included in other comprehensive income	(68)
Purchases, issuances and settlements	(456)
Transfers in and/or out of Level 3	(1,532)

Ending balance	$5,618

The amount of total losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$438

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Most of the securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quoted market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

Securities reported at fair value utilizing Level 1 inputs are limited to actively traded equity securities whose market price is readily available from the New York Stock Exchange or the NASDAQ stock market.

Securities reported at fair value utilizing Level 3 inputs consist predominantly of corporate debt securities for which there is no active market. Fair values for these securities are determined utilizing discounted cash flow models which incorporate various assumptions including average historical spreads, credit ratings, and liquidity of the underlying securities.

Mortgage servicing rights are carried at the lower of cost or estimated fair value. The estimated fair values of MSRs are obtained through independent third-party valuations through an analysis of future cash flows, incorporating estimates of assumptions market participants would use in determining fair value, including market discount rates, prepayment speeds, servicing income, servicing costs, default rates and other market-driven data, including the market’s perception of future interest rate movements and, as such, are classified as Level III.

The Company has measured impairment on impaired loans generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. These assets are included above as Level II fair values. The fair value consists of the loan balances of $7,934 less their valuation allowances of $1,267 at September 30, 2009.

6. Accrued Interest Receivable

The following is a summary of accrued interest receivable by category:

	September 30,
	2009	2008
Loans	$1,420	$1,415
Mortgage-related securities	407	535
Investment securities	516	502

Total	$2,343	$2,452

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

7. Loans Receivable

Loans receivable consist of the following:

	September 30,
	2009	2008
Single-family	$146,258	$145,626
Construction and land	28,984	27,493
Multi-family and commercial	67,241	54,419
Home equity and lines of credit	54,612	55,246
Consumer loans	2,030	1,330
Commercial loans	22,180	15,955

Total loans	321,305	300,069
Loans in process	(10,228)	(10,802)
Allowance for loan losses	(4,657)	(3,453)
Deferred loan costs	180	292

Loans receivable net	$306,600	$286,106

The Company originates loans primarily in its local market area of Delaware and Chester Counties, Pennsylvania to borrowers that share similar attributes. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

The Company participates in the origination and sale of fixed-rate single-family residential loans in the secondary market. The Company recognized gains on sale of loans held for sale of $125 and $9 for fiscal years ended September 30, 2009 and 2008, respectively.

The Company offers loans to its directors and senior officers on terms permitted by Regulation O promulgated by the Board of Governors of the Federal Reserve System. There were approximately $6,293 and $5,751 of loans outstanding to senior officers and directors as of September 30, 2009 and 2008, respectively. The amount of repayments during the years ended September 30, 2009 and 2008, totaled $4,450 and $1,149, respectively. There were $4,992 and $1,721 of new loans granted during fiscal years 2009 and 2008, respectively.

The Company had undisbursed portions under construction loans and consumer and commercial lines of credit as of September 30, 2009 and 2008 of $46,357 and $43,874, respectively.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The Company originates both adjustable and fixed interest rate loans and purchases mortgage-related securities in the secondary market. The originated adjustable-rate loans have annual and lifetime interest rate adjustment limitations and are generally indexed to U.S. Treasury securities plus a fixed margin. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short-term deposits that have been the primary funding source for these loans. The adjustable-rate mortgage-related securities adjust to various national indices plus a fixed margin. At September 30, 2009, the composition of these loans and mortgage-related securities was as follows:

Fixed-Rate
Term to Maturity	Book Value
1 month to 1 year	$6,671
1 year to 3 years	9,178
3 years to 5 years	12,833
5 years to 10 years	80,683
Over 10 years	150,548

Total	$259,913

Adjustable-Rate
Term to Rate Adjustment	Book Value
1 month to 1 year	$94,407
1 year to 3 years	25,221
3 years to 5 years	31,216
5 years to 10 years	15,903

Total	$166,747

The following is an analysis of the allowance for loan losses:

	2009	2008
Beginning balance	$3,453	$3,322
Provisions charged to income	3,000	296
Charge-offs	(1,885)	(245)
Recoveries	89	80

Total	$4,657	$3,453

At September 30, 2009 and 2008, non-performing loans (which include loans in excess of 90 days delinquent) amounted to approximately $5,417 and $2,420, respectively. At September 30, 2009, non-performing loans consisted of loans that were both individually and collectively evaluated for impairment. Interest income of approximately $226 and $6, respectively, was not recognized as interest income due to the non-accrual status of loans during fiscal 2009 and 2008.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Loans collectively evaluated for impairment include residential real estate, home equity (including lines of credit) and consumer loans and are not included in the data that follow:

	September 30,
	2009	2008
Impaired loans with related allowance for loan losses	$4,536	$817
Impaired loans with no related allowance for loan losses	3,398	—

Total impaired loans	$7,934	$817

Valuation allowance related to impaired loans	$1,267	$370

At September 30, 2009 and 2008, the Company had impaired loans with a total recorded investment of $7,934 and $817, respectively, and an average recorded investment of $1,948 and $579, respectively. There was $20 and $59 of interest income recognized on these impaired loans during the years ended September 30, 2009 and 2008, respectively.

8. Office Properties and Equipment

Office properties and equipment are summarized by major classification as follows:

	September 30,
	2009	2008
Land and buildings	$7,959	$7,908
Furniture, fixtures and equipment	4,144	4,051

Total	12,103	11,959
Accumulated depreciation and amortization	(7,903)	(7,573)

Net	$4,200	$4,386

Depreciation expense amounted to $575 and $569 for the years ended September 30, 2009 and 2008, respectively.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2009 are as follows:

September 30,
2010	$316
2011	143
2012	149
2013	153
2014	156
Thereafter	794

Total minimum future rental payments	$1,711

Leasehold expense was approximately $570 and $526 for the years ended September 30, 2009 and 2008, respectively.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

9. Deposits

Deposits consist of the following major classifications:

	September 30,
	2009		2008
	Amount	Percent	Amount	Percent
Non-interest-bearing	$18,971	5.5%	$20,101	6.0%
NOW	73,620	21.2	70,344	21.3
Passbook	39,361	11.3	34,796	10.5
Money market	46,604	13.4	43,572	13.2
Certificates of deposit	168,568	48.6	162,051	49.0

Total	$347,124	100.0%	$330,864	100.0%

The weighted average interest rates paid on deposits were 1.78% and 2.69% for the years ended September 30, 2009 and 2008, respectively.

Included in deposits as of September 30, 2009 and 2008 were basic deposits of $100 or more totaling approximately $124,339 and $105,802, respectively, and retirement accounts of $250 or more totaling approximately $956 and $983, respectively. As of September 30, 2009, basic deposits and retirement accounts in excess of $250 are generally not federally insured.

At September 30, 2009 and 2008, the Company had pledged certain mortgage-related securities aggregating $75,586 and $37,813, respectively, as collateral for municipal deposits and financings.

A summary of scheduled maturities of certificates is as follows:

	September 30,
	2009	2008
Within one year	$123,080	$126,694
One to two years	24,908	19,774
Two to three years	4,837	3,570
Thereafter	15,743	12,013

Total	$168,568	$162,051

A summary of interest expense on deposits is as follows:

	Year Ended September 30,
	2009	2008
NOW	$437	$692
Passbook	244	340
Money market	683	961
Certificates of deposit	4,598	7,193

Total	$5,962	$9,186

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

10. Short-term and Other Borrowings

As of September 30, 2009 and 2008, the Company had $27.4 million and $33.5 million of short-term (one year or less) borrowings, respectively, of which $21.0 million and $29.9 million, respectively, were advances on a $100 million line of credit with FHLBank. The remaining short-term borrowings consisted of repurchase agreements with commercial customers.

A summary of short-term borrowings is as follows:

	September 30,
	2009	2008
FHLB overnight borrowings	$21,000	$29,900
Repurchase agreements	6,395	3,585

Total short-term borrowings	$27,395	$33,485

The following table sets forth information concerning short-term borrowings:

	September 30,
	2009	2008
Balance at year-end	$27,395	$33,485
Maximum amount outstanding at any month-end	44,729	33,485
Average balance outstanding during the year	8,763	2,427
Weighted-average interest rate:
As of year-end	0.71%	2.06%
Paid during the year	1.05%	2.51%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

The following table presents remaining periods until maturity of FHLBank long-term advances and other borrowings:

	September 30,
	2009	2008
Within one year	$20,009	$5,009
Over one year through five years	71,545	91,554
Over five years through ten years	11,099	11,111
Over 10 years	—	—

	$102,653	$107,674

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The following table presents information concerning fixed-rate and convertible borrowings:

	Maturity range		Weighted average interest rate	Stated interest rate		September 30,
Description	from	to		from	to	2009	2008
Fixed	12/29/15	12/29/15	6.43%	6.43%	6.43%	$153	$174
Convertible	9/22/10	2/26/18	4.93%	2.98%	6.10%	102,500	107,500

						$102,653	$107,674

Included in the table above at September 30, 2009 and 2008 are $102,500 and $107,500, respectively, of FHLB advances whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable interest rate tied to the London Interbank Offered Rate (LIBOR). At September 30, 2009, substantially all the FHLB advances with the convertible feature are subject to conversion in fiscal 2010. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the periods in which they mature rather than the period in which they can be converted.

Advances from the FHLB are collateralized by all FHLB stock, which is carried at cost, owned by the Bank in addition to a blanket pledge of eligible assets in an amount required to be maintained so that the estimated fair value of such eligible assets exceeds, at all times, 110% of the outstanding advances.

11. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets of greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs.

Retained earnings at September 30, 2009 and 2008 included approximately $2,500 representing bad debt deductions for which no income tax has been provided.

Income tax (benefit) expense is comprised of the following:

	Year Ended September 30,
	2009	2008
Federal:
Current	$(52)	$63
Deferred	(780)	(338)
State	(10)	4

Total	$(842)	$(271)

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The tax effect of temporary differences that give rise to significant portions of the deferred tax accounts, calculated at 34%, is as follows:

	September 30,
	2009	2008
Deferred tax assets:
Accelerated depreciation	$447	$436
Allowance for loan losses	1,583	1,174
Unrealized loss on available for sale securities	—	1,399
Other-than-temporary impairments	769	647
Net operating loss carryforwards	541	523
Capital loss carryforwards	296	—
Alternative minimum tax credits	558	366
Accrued expenses	599	668

Total gross deferred tax assets	4,793	5,213
Valuation allowance	(695)	(498)

Total net deferred tax assets	$4,098	$4,715

Deferred tax liabilities:
Deferred loan fees	$(287)	$(314)
Unrealized gain on available for sale securities	(44)
Other	(107)	(78)

Total gross deferred tax liabilities	(438)	(392)

Net deferred tax assets	$3,660	$4,323

The Company establishes a valuation allowance for deferred tax assets when management believes that the deferred tax assets are not likely to be realized either through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The Company established a valuation allowance during the years ended September 30, 2009 and 2008 for other-than–temporary impairments related to investments in certain mutual funds and the capital loss carryforward.

The Company has alternative minimum tax credit carryforwards of approximately $558,000 at September 30, 2009. These credits have an indefinite carryforward period. The Company also has a $1.6 million net operating loss carryforward that will begin to expire in the year 2026.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The Company’s effective tax rate is less than the statutory federal income tax rate for the following reasons:

	Year Ended September 30,
	2009		2008
	Amount	Percentage of Pretax Income	Amount	Percentage of Pretax Income
Tax at statutory rate	$(824)	(34.0)%	$(435)	(34.0)%
Increase (decrease) in taxes resulting from:
Valuation allowance	197	8.1	498	39.0
Tax exempt interest, net	(56)	(2.3)	(50)	(3.9)
Increase in cash surrender value	(150)	(6.2)	(241)	(18.9)
Dividend received deduction	(3)	(0.1)	(6)	(0.5)
Other	(6)	(0.3)	(37)	(2.9)

Total	$(842)	(34.8)%	$(271)	(21.2)%

12. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of tangible and core capital (as defined in the regulations) to adjusted assets (as defined), and of Tier I and total capital (as defined) to average assets (as defined). Management believes, as of September 30, 2009, that the Bank met all regulatory capital adequacy requirements to which it is subject.

The Bank’s actual capital amounts and ratios are presented in the following table.

	Actual		Required for Capital Adequacy Purpose		Well Capitalized Under Prompt Corrective Action
	Amount	Percentage	Amount	Percentage	Amount	Percentage
At September 30, 2009:
Core Capital (to Adjusted Tangible Assets)	$43,308	8.23%	$21,049	4.0%	$26,312	5.0%
Tier I Capital (to Risk-Weighted Assets)	43,308	12.75	N/A	N/A	20,380	6.0
Total Capital (to Risk-Weighted Assets)	46,761	13.77	27,174	8.0	33,967	10.0
Tangible Capital (to Tangible Assets)	43,270	8.22	7,893	1.5	N/A	N/A

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

	Actual		Required for Capital Adequacy Purpose		Well Capitalized Under Prompt Corrective Action
	Amount	Percentage	Amount	Percentage	Amount	Percentage

At September 30, 2008:
Core Capital (to Adjusted Tangible Assets)	$44,234	8.46%	$20,911	4.0%	$26,139	5.0%
Tier I Capital (to Risk-Weighted Assets)	44,234	14.02	N/A	N/A	18,935	6.0
Total Capital (to Risk-Weighted Assets)	47,322	14.99	25,247	8.0	31,559	10.0
Tangible Capital (to Tangible Assets)	44,167	8.45	7,841	1.5	N/A	N/A

On February 13, 2006, the Bank entered into a supervisory agreement with the OTS. The supervisory agreement requires the Bank, among other things, to maintain a minimum core capital and total risk-based capital ratios of 7.5% and 12.5%, respectively. At September 30, 2009, the Bank was in compliance with such requirement.

The Company’s capital at September 30, 2009 and 2008 for financial statement purposes differs from core (leverage) and Tier-1 risk-based capital amounts by approximately $9,692 and $11,938, respectively, representing the inclusion for regulatory capital purposes of unrealized losses on securities available for sale and a portion of capital securities (see Note 17) that qualifies as regulatory capital as well as adjustments to the Bank’s capital that do not affect the parent company.

The following table outlines the adjustments made to the Bank’s capital to compute Tier-1, core and tangible capital.

	At September 30,
	2009	2008
Total equity capital	$43,430	$41,577
Accumulated other comprehensive loss (gain)	(122)	2,657

Tier 1 and core capital	43,308	44,234
Less: Disallowed servicing rights	(38)	(67)

Tangible capital	43,270	44,167

Tier 1 and core capital	43,308	44,234
General allowance for loan and lease losses	3,390	3,083
Unrealized gains on equity securities	63	5

Total risk-based capital	$46,761	$47,322

At the date of the Bank’s conversion from the mutual to stock form in January 1995 (the “Conversion”), the Bank established a liquidation account in an amount equal to its retained income as of August 31, 1994. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders (as such terms are defined in the Bank’s plan of conversion) who continue to maintain their accounts at the Bank after the Conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in such balances will not restore an eligible account holder’s or supplemental eligible account holder’s interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The principal source of cash flow for the Company is dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payment of dividends by the Bank is dependent on individual regulatory capital requirements, levels of profitability, and safety and soundness concerns. Under current regulatory requirements of the OTS and the terms of the supervisory agreement, the Bank is required to apply for approval to dividend funds to the Company. No assurances can be given that such approval, if requested, would be granted. In addition, loans or advances made by the Bank to the Company are generally limited to 10 percent of the Bank’s capital stock and surplus on a secured basis, subject to compliance with various collateral and other requirements. Accordingly, at September 30, 2009, funds potentially available for loans or advances by the Bank to the Company amounted to $4,343.

13. Employee Benefits

401(k) Profit Sharing Plan

The Bank’s 401(k) profit sharing plan covers substantially all full-time employees of the Company and provides for pre-tax contributions by the employees with matching contributions at the discretion of the Board of Directors determined at the beginning of the calendar year. All amounts are fully vested. The plan is operated on a calendar year basis. For calendar years 2008 and 2007, the Company matched twenty-five cents for every dollar contributed up to 5% of a participant’s salary. The profit sharing expense for the plan was $31 and $32 for the years ended September 30, 2009 and 2008, respectively.

Employee Stock Ownership Plan

In connection with the Conversion, the Company established an employee stock ownership plan (“ESOP”) for the benefit of eligible employees. The Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, this difference is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense in any given period to fluctuate from period to period as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company’s ESOP, which is internally leveraged, does not report the loans receivable extended to the ESOP as assets and does not report the ESOP debt due the Company. At September 30, 2009, 222,093 shares were committed to be released, of which 6,516 shares have not yet been allocated to participant accounts. The fair value of unreleased ESOP shares was $898,000 at September 30, 2009. The total number of shares held in the ESOP at such date was 101,470 shares. The Company recorded compensation and employee benefit expense related to the ESOP of $71 and $91 for the years ended September 30, 2009 and 2008, respectively.

Recognition and Retention Plan

Under the 1995 Recognition and Retention Plan and Trust (the “RRP”), there are 81,600 shares authorized to be issued pursuant to grants under the RRP. At September 30, 2006, the Company had awarded 81,522 shares to the Company’s non-employee directors and executive officers subject to vesting and other provisions of the RRP. At September 30, 2009, 81,146 shares granted to the plan participants had vested and been distributed.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

The following table summarizes transactions regarding restricted stock plans:

	Number of Restricted Shares	Weighted Average Grant Date Price per share
Non-vested shares at October 1, 2008	902	$20.44
Granted	—	—
Vested	(449)	20.44
Cancelled	(77)	19.75

Non-vested shares at September 30, 2009	376	20.58

Stock Option Plans

Under the 1995 Stock Option Plan (the “Option Plan”), common stock totaling 272,000 shares was reserved for issuance pursuant to the exercise of options. The ability to grant options under the Option Plan expired in July 2005. Options granted pursuant to the Option Plan, prior to such date, remain exercisable according to the terms of their issuance. During fiscal year 1999, stockholders approved the adoption of the 1998 Stock Option Plan (“1998 Option Plan”) (collectively with the Option Plan, the “Plans”) pursuant to which an additional 111,200 shares of common stock were reserved for issuance of which no shares were available for future grant at September 30, 2009. The ability to grant options under the 1998 Option Plan expired in November 2008. Options covering an aggregate of 369,577 shares have been granted to the Company’s executive officers, non-employee directors and other key employees, subject to vesting and other provisions of the Plans. At September 30, 2009 and 2008 the number of shares covered by options exercisable at such dates was 10,466 and 42,566, respectively, and the weighted average exercise price of those options was $14.64 and $13.00, respectively.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2009
Expected dividend yield	0.19%
Expected volatility	39.97%
Risk-free interest rate	3.17%
Expected option life in years	6.5

The following table summarizes transactions regarding the stock option plans:

	Number of Option Shares	Exercise Price Range	Weighted Average Exercise Price per share
Outstanding at October 1, 2007	50,956	$10.13 – 16.15	$12.89
Granted	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Forfeited	(8,390)	10.13 – 12.88	12.29

Outstanding at September 30, 2008	42,566	$10.13 – 16.15	$13.00

Granted	16,000	8.50 – 8.50	8.50
Exercised	—	—	—
Cancelled	—	—	—
Forfeited	(32,100)	10.13 – 16.15	12.47

Outstanding at September 30, 2009	26,466	$8.50 – 16.15	$10.93

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

During the year ended September 30, 2009, the Company recorded $10 of share-based compensation expense. There was no share-based compensation expense recorded for the year ended September 30, 2008. Expected future expense relating to the 16,000 non-vested options outstanding as of September 30, 2009, is $50 over the remaining vesting period of 4.17 years.

The weighted average grant date fair value of the Company’s non-vested options as of September 30, 2009 was $3.77.

A summary of the range of exercise prices of outstanding options at September 30, 2009 is as follows:

Number of Option Shares	Exercise Price Range	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
16,000	$ 8.00 – 10.00	9.17	$8.50
2,000	10.00 – 12.00	0.99	10.13
2,866	14.00 – 16.00	2.98	14.84
5,600	16.00 – 18.00	3.00	16.15

26,466	$8.50 – 16.15	6.57	$10.93

The total intrinsic value of options outstanding and exercisable was $6 and $0, respectively, at September 30, 2009.

Supplemental Retirement Benefits

The Bank maintains a defined contribution supplemental executive retirement plan (the “SERP”) covering certain senior executive officers of the Bank. For the initial year of the SERP, the crediting rate on the amounts contributed was established at 5.0% and will remain in effect until such time that the Company’s Compensation Committee administering the SERP determines to change it. Upon retirement of a participant, he or she will receive his or her account balance paid out in equal annual payments for a period not to exceed 15 years provided that a participant did not make a prior election to receive his or her distribution in a lump sum. The SERP also provides for the payment of benefits in the event of the death of the participant or the termination of the employment of the participant subsequent to a change in control of the Company.

For the fiscal years ended September 30, 2009 and 2008, the pension expense relating to supplemental retirement benefits was approximately $210 and $215, respectively.

The Bank also provides supplemental retirement benefits to certain directors and Advisory Board members. The expense relating to these arrangements was approximately $46 and $94 for the years ended September 30, 2009 and 2008, respectively.

In March 2005, the Company entered into a Transition, Consulting, Noncompetition and Retirement Agreement with the Company’s previous President (the “Agreement”). The Agreement provides for a consulting fee for five years and for payments for a period of ten years beginning upon the commencement of the retirement phase of the Agreement. The Agreement provides for full payments in the event of a change in control of the Company.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

14. Commitments and Contingencies

The Bank has outstanding commitments to originate loans, excluding undisbursed portion of loans in process and equity lines of credit, of approximately $2,197 and $2,777 as of September 30, 2009 and 2008, respectively, all of which are expected to be funded within four months. Of these commitments outstanding, the breakdown between fixed and adjustable-rate loans is as follows:

	September 30,
	2009	2008
Fixed-rate (ranging from 4.38% to 7.50%)	$1,948	$1,030
Adjustable-rate	249	1,747

Total	$2,197	$2,777

Depending on cash flow, interest rate, risk management and other considerations, longer term fixed-rate residential loans originated prior to February 2006 were sold in the secondary market. Currently, the Bank sells certain 30-year fixed residential mortgages to the secondary market. There were an aggregate of approximately $0 and $100 in outstanding commitments to sell such loans at September 30, 2009 and 2008, respectively.

The Bank issues letters of credit to its commercial customers which are commitments to guarantee the performance of the customer to a third party. There were $315 and $495 outstanding letters of credit at September 30, 2009 and 2008, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of September 30, 2009, the Bank had the ability to obtain up to $68,537 in additional advances from the FHLBank Pittsburgh.

There may be various claims and pending actions against the Company and its subsidiaries arising out of the conduct of its business. In the opinion of the Company’s management and based upon advice of legal counsel, the resolution of these matters is not expected to have a material adverse impact on the consolidated financial position, the results of operations or the cash flows of the Company and its subsidiaries.

15. Related Party Transactions

The Company retains the services of a law firm in which one of the Company’s directors is a member. In addition to providing general legal counsel to the Company, the firm also prepares mortgage documents and attends loan closings for which it is paid directly by the borrower.

One of the Company’s board members has an interest in an insurance agency, First Keystone Insurance Services, LLC in which one of the Bank’s subsidiaries has a 51% ownership interest.

16. Fair Value of Financial Instruments

The estimated fair value amounts have been determined by the Company using available market information and the accounting standards and methodologies prescribed by ASC 825 (FAS 107) and not to the accounting standards and methodologies prescribed by ACS 820 (FAS 157). However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

	September 30,
	2009		2008
	Carrying/ Notional Amount	Estimated Fair Value	Carrying/ Notional Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$47,658	$47,658	$39,320	$39,320
Investment securities	30,369	30,528	29,800	29,816
Loans, net	306,600	316,975	286,106	288,993
Mortgage-related securities	105,355	106,126	128,336	128,181
FHLB stock	7,060	7,060	6,995	6,995
Mortgage servicing rights	314	314	305	305
Accrued interest receivable	2,343	2,343	2,452	2,452
Liabilities:
Passbook deposits	39,361	39,361	34,796	34,796
NOW and money market deposits	120,224	120,224	113,916	113,916
Certificates of deposit	168,568	171,759	162,051	163,076
Short-term borrowings	27,395	27,395	33,485	33,485
Other borrowings	102,653	107,749	107,674	111,379
Junior subordinated debentures	11,646	9,650	11,639	9,650
Accrued interest payable	2,110	2,110	1,886	1,886

The fair value of cash and cash equivalents is their carrying value due to their short-term nature. The fair value of investment and mortgage-related securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. Prices on trust preferred securities were calculated based on credit and prepayment assumptions. The present value of the projected cash flows was calculated using a discount rate equal to the current yield used to accrete the beneficial interest plus a liquidity and credit premium to reflect higher credit spreads due to economic stresses in the marketplace and lower credit ratings. The fair value of loans and mortgage servicing rights are estimated, based on present values using approximate current entry value interest rates, applicable to each category of such financial instruments. The fair value of FHLB stock approximates its carrying amount.

The fair value of NOW deposits, money market deposits and passbook deposits is the amount reported in the financial statements. The fair value of certificates of deposit, junior subordinated debentures and borrowings is based on a present value estimate, using rates currently offered for deposits and borrowings of similar remaining maturity. The fair value for accrued interest receivable and payable and short-term borrowings approximates their carrying value.

Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings.

No adjustment was made to the entry-value interest rates for changes in credit performing commercial real estate and business loans, construction loans, and land loans for which there are no known credit concerns. Management believes that the risk factor embedded in the entry-value interest rates, along with the general reserves applicable to the performing commercial, construction, and land loan portfolios for which there are no known credit concerns, result in a fair valuation of such loans on an entry-value basis. The fair value of non-accrual loans, with a recorded book value of approximately $3,876 and $985 as of September 30, 2009 and 2008, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

would be applied in the marketplace for such loans. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since September 30, 2009 and 2008 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. Capital Securities

On August 21, 1997, First Keystone Capital Trust I (the “Trust”), a trust formed under Delaware law, that is a subsidiary of the Company, issued $16.2 million of preferred securities (the “Preferred Securities”) at an interest rate of 9.7%, with a scheduled maturity of August 15, 2027. The Company owns all the common stock of the Trust. The proceeds from the issue were invested in junior subordinated debentures (the “Debentures”) issued by the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. On November 15, 2001 and June 25, 2008, the Company purchased $3.5 million and $1.5 million, respectively, of the Preferred Securities. Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable semiannually in arrears. The Company has the option, subject to required regulatory approval, if any, to prepay the securities. The Company has, under the terms of the Debentures and the related Indenture as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust’s obligations under the Debentures. In 1997, the Company made a capital contribution of approximately $6.0 million to the Bank using a portion of the net proceeds from the issuance of the Debentures to support the Bank’s lending activities.

On November 28, 2001, First Keystone Capital Trust II (the “Trust II”), a trust formed under Delaware law, that was a subsidiary of the Company, issued $8.0 million of securities (“Preferred Securities II”) in a pooled securities offering at a floating rate of 375 basis points over the six month LIBOR with a maturity date of December 8, 2031. The proceeds from the issue were invested in junior subordinated debentures (the “Debentures II”) issued by the Company. The Debentures II are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. In June 2007, with the net proceeds from the private placement offering, the Trust II redeemed $6.0 million of Preferred Securities II in tandem with redeeming a like amount of Debentures II. Subsequently, in June 2008, the Company redeemed the remaining $2.0 million of Preferred Securities II as well as the Debentures II. The Trust II has been liquidated.

The junior subordinated debentures issued by the Company to the Issuer Trusts, totaling $11.6 million are reflected in the Company’s consolidated statements of financial condition in the liabilities section at both September 30, 2009 and 2008, under the caption “Junior Subordinated Debentures.” The Company records interest expense on the corresponding debentures in its consolidated statements of operations. The Company also recorded the common capital securities issued by the Issuer Trusts in “Prepaid expenses and other assets” in its consolidated statements of financial condition at September 30, 2009 and 2008.

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

18. Parent Company Only Financial Information

Condensed financial statements of First Keystone Financial, Inc. are as follows:

Condensed Statements of Financial Condition

	September 30,
	2009	2008
Assets:
Interest-bearing deposits	$703	$1,222
Investment securities available for sale	682	953
Investment in subsidiaries	44,214	42,433
Other assets	501	138

Total assets	$46,100	$44,746

Liabilities and Stockholders’ Equity:
Junior subordinated debentures	$11,646	$11,639
Other liabilities	838	811

Total liabilities	12,484	12,450
Stockholders’ equity	33,616	32,296

Total liabilities and stockholders’ equity	$46,100	$44,746

Condensed Statements of Operations

	Year Ended September 30,
	2009	2008
Interest and dividend income:
Dividends from subsidiary	$—	$4,903
Loans to ESOP	209	217
Interest and dividends on investments	15	36
Interest on deposits	17	17

Total interest and dividend income	241	5,173
Interest on debt and other borrowed money	1,142	1,371

Net interest income	(901)	3,802
Other income	58	67
Operating expenses	52	96
Equity in earnings of subsidiaries	(998)	(5,153)

Loss before income tax benefit	(1,893)	(1,380)
Income tax benefit	(312)	(372)

Net loss	$(1,581)	$(1,008)

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

Condensed Statements of Cash Flows

	Year Ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(1,581)	$(1,008)
Adjustment to reconcile net loss to cash provided by (used in) operations:
Equity in earnings of subsidiaries	998	5,153
Shared-based compensation	10	—
Amortization of ESOP	90	101
Gain on sales of investment securities available for sale	(59)	(57)
Amortization (accretion) of premiums and discounts	7	2
Decrease (increase) in other assets	(363)	55
Increase (decrease) in other liabilities	16	(58)

Net cash (used in) provided by operating activities	(882)	4,188

Cash flows from investing activities:
Return of investment in First Keystone Capital Trust II	—	63
Proceeds from sale of investments available for sale	363	57

Net cash provided by investing activities	363	120

Cash flows from financing activities:
Purchase of trust preferred securities	—	(1,565)
Retirement of junior subordinated debentures	—	(2,062)

Net cash used in financing activities	—	(3,627)

(Decrease) increase in cash	(519)	681
Cash at beginning of year	1,222	541

Cash at end of year	$703	$1,222

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

19. Quarterly Financial Data (Unaudited)

Unaudited quarterly financial data for the years ended September 30, 2009 and 2008 is as follows:

	2009				2008
	1st QTR	2nd QTR	3rd QTR	4th QTR	1st QTR	2nd QTR	3rd QTR	4th QTR
Interest income	$6,224	$5,894	$6,037	$6,014	$6,736	$6,662	$6,529	$6,450
Interest expense	3,403	3,064	2,999	2,920	4,270	4,162	3,931	3,612

Net interest income	2,821	2,830	3,038	3,094	2,466	2,500	2,598	2,838
Provision for loan losses	75	700	750	1,475	42	14	—	240

Net interest income after provision for loan losses	2,746	2,130	2,288	1,619	2,424	2,486	2,598	2,598
Non-interest income	433	(165)	562	1,002	762	708	703	(1,250)
Non-interest expense	3,149	3,173	3,443	3,273	2,941	2,982	3,037	3,347

Income (loss) before income tax expense (benefit)	30	(1,208)	(593)	(652)	245	212	264	(1,999)
Income tax expense (benefit)	93	(402)	(240)	(293)	13	5	21	(309)

Net income (loss)	$(63)	$(806)	$(353)	$(359)	$232	$207	$243	$(1,690)

Per Share:
Earnings per share—basic	$(0.03)	$(0.35)	$(0.15)	$(0.15)	$0.10	$0.09	$0.10	$(0.73)
Earnings per share—diluted	$(0.03)	$(0.35)	$(0.15)	$(0.15)	$0.10	$0.09	$0.10	$(0.73)
Dividends per share	—	—	—	—	—	—	—	—

Earnings per share are computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

20. Subsequent Events

On November 3, 2009, the Company announced that it had signed a definitive agreement (the “Merger Agreement”) to merge with and into Bryn Mawr Bank Corporation (“BMBC”). Concurrent with the Merger, the Bank will merge with and into The Bryn Mawr Trust Company (“BMT”), which is a wholly owned subsidiary of BMBC (the “Bank Merger”).

Under the terms of the Merger Agreement, shareholders of the Company will receive 0.6973 shares (the “Exchange Ratio”) of BMBC stock for each share of Company common stock they own plus $2.06 per share cash consideration (“Per Share Cash Consideration”), each subject to adjustment as described below. The Exchange Ratio and Per Share Cash Consideration are subject to downward adjustment in the event that the Company’s delinquencies, as defined in the Merger Agreement, are equal to or greater than $10,500,000 as of the month end prior to the closing.

Consummation of the Merger, which is expected to occur in the second calendar quarter of 2009, is subject to certain conditions, including, among others, approval of the Merger by shareholders of the Company, governmental filings and regulatory approvals and expiration of applicable waiting periods, accuracy of specified representations and warranties of the other party, effectiveness of the registration statement to be filed with the

FIRST KEYSTONE FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollars in thousands, except per share data)

SEC to register shares of BMBC common stock to be offered to Company shareholders, absence of a material adverse effect, receipt of tax opinions, and obtaining material permits and authorizations for the lawful consummation of the Merger and the Bank Merger.

The Company assessed events occurring subsequent to September 30, 2009, through December 18, 2009, for potential recognition and disclosure in the consolidated financial statements. No other events have occurred that would require adjustment to or disclosure in the consolidated financial statements which were issued December 18, 2009.

****

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

Not applicable

Item 9A(T).	Controls and Procedures.

(a)	Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2009. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and are operating in an effective manner.

(b)	Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was effective as of September 30, 2009.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

(c)	No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act) occurred during the fourth fiscal quarter of fiscal 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.	Other Information.

There is no information to be reported on Form 8-K during the fourth quarter of fiscal 2009 that has not already been reported pursuant thereto.

PART III

Item 10.	Directors, Executive Officers and Corporate Governance

The Articles of Incorporation of the Company provide that the Board of Directors of the Company shall be divided into four classes that are as equal in number as possible, and that members of each class of directors are to be elected for a term of four years. One class is to be elected annually. A majority of the members of the Company’s Board of Directors are independent based on an assessment of each member’s qualifications by the Board, taking into consideration the Nasdaq Stock Market’s requirements for independence.

The Company’s Board currently consists of nine members. No directors or executive officers of the Company are related to any other director or executive officer of the Company by blood, marriage or adoption except for Donald G. Hosier, Jr. and Robert R. Hosier (who serves as a Senior Vice President of the Bank) who are brothers.

The following tables present information concerning the nominee for director of the Company and each director of the Company whose term continues, including such person’s tenure as a director of the Bank (if applicable). Ages are reflected as of September 30, 2009.

Name (Age)	Principal Occupation During the Past Five Years	Director Since
Hugh J. Garchinsky (59)	Director; President and Chief Executive Officer of the Company and the Bank since January 20, 2009. Previously, Mr. Garchinsky served as Senior Vice President and Chief Financial Officer of the Company and the Bank from August 2008 to January 2009. Mr. Garchinsky was self-employed from May 2007 until he joined the Bank in June 2008. Previously, Mr. Garchinsky was President of the Peoples Division of National Penn Bank from June 2004 until April 2007.	2009

Donald S. Guthrie (74)	Chairman of the Board; interim Chief Executive Officer from August 2008 until January 20, 2009; served as President of the Company from 1994 until 2002 and served as Chief Executive Officer from 2002 until 2005; served as President and Chief Executive Officer of the Bank from 1993 until 2005; previously a member of the law firm of Jones, Strohm & Guthrie, P.C., Media, Pennsylvania.	1994

Bruce C. Hendrixson (65)	Director; Owner of Garnet Ford and Garnet Volkswagen, Chester County, Pennsylvania.	2003

Donald G. Hosier, Jr. (54)	Director; President of First Keystone Insurance Services, LLC, a subsidiary of the Bank, and a principal with Montgomery Insurance Services, Inc., Media, Pennsylvania, an insurance brokerage firm.	2001

Edmund Jones (91)	Director; former Chairman of the Board of the Bank from 1979 until 1993; member of the law firm of Jones, Strohm & Guthrie, P.C., Media, Pennsylvania.	1947

Jerry A. Naessens, CPA (73)	Director; retired former Chief Financial Officer of Thistle Group Holdings Co., Philadelphia, Pennsylvania from 1996 to 2002 and President of Roxborough-Manayunk Bank, Philadelphia, Pennsylvania from 2001 to 2002 and Chief Financial Officer of Roxborough-Manayunk Bank from 1991 to 2001.	2004

Name (Age)	Principal Occupation During the Past Five Years	Director Since
Bruce E. Miller (48)	Director; Owner of Northeast Open MRI, Inc., Chestnut Hill Open MRI, Inc., Northeast PET Imaging, LLC, Imaging Management Associates LLC and Delaware County Open MRI, LLC.	2009

William J. O’Donnell, CPA (42)	Director; Corporate Solutions Manager/IT Group with Wawa, Inc., Wawa, Pennsylvania since 2003; served in various positions at Wawa from 2000 to 2003; served as Information Technology Manager with Vlasic Foods International, Cherry Hill, New Jersey from 1998 to 2000; former Information Technology Project Leader with ARCO Chemical Co., Newtown Square, Pennsylvania.	2002

Nedret E. Vidinli (42)	Director; Managing Director, FSI Group, LLC since 2006; from 2002 to 2006 served as Vice President and Senior Analyst at Financial Stocks, Inc.; from 2000 to 2002, served as Vice President, Dresdner Kleinwort Wasserstein, the investment banking arm of Dresdner Bank.	2007

Executive Officers Who Are Not Also Directors. Set forth below is information with respect to the principal occupations during at least the last five years for the six executive officers of the Company and/or the Bank who do not also serve as directors. There are no arrangements or understandings between a director of the Company and any other person pursuant to which such person was elected an executive officer of the Company. Ages are reflected as of September 30, 2009.

Dennis G. Clark. Age 56. Mr. Clark has served as Senior Vice President and Chief Lending Officer of the Bank since May 2008 and previously worked at the Bank as Senior Vice President and Chief Credit Officer from June 2007 until May 2008 and prior thereto as Senior Credit Underwriter from April 2007 until June 2007; he was Vice President, Centralized Lending, at Sovereign Bank in Villanova, Pennsylvania from September 2005 to April 2007; from September 2003 to September 2005 he was Vice President, Relationship Manager, at Madison Bank in Blue Bell, Pennsylvania; and from February 1995 to September 2003 he was Vice President/Director of Commercial Lending at Abington Bank in Jenkintown, Pennsylvania.

Terry D. Crain. Age 48. Mr. Crain has served as Senior Vice President, Internal Auditor/Compliance Officer/Security Officer since August 2007; he has served in various capacities since joining the Bank in 2001 including Vice President/Internal Auditor/Compliance Officer/Security Officer since June 2007, Vice President/Internal Auditor/Compliance Officer since October 2005 and as Administrative Vice President/Internal Auditor/Compliance Officer since November 2001; prior to November 2001, he was a member of the law firm of Jones, Strohm, Crain & Guthrie, P.C., now known as Jones, Strohm & Guthrie, P.C., Media, Pennsylvania.

Robert R. Hosier. Age 48. Mr. Hosier has served as Senior Vice President of Information Technology since July 2002 and has been employed in various capacities at the Bank since 1983.

David M. Takats. Age 46. Mr. Takats has served as Senior Vice President and Chief Financial Officer of the Company and the Bank since August 11, 2009. Previously, Mr. Takats served as Vice President and Controller of the Company and the Bank from July 2008 to August 2009 and as Administrative Vice President and Controller from May 2005 to July 2008 and, prior thereto, as Administrative Vice President and Accounting Manager.

Robin G. Otto. Age 51. Ms. Otto has served as Senior Vice President of Retail Delivery of the Bank since May 2005; from December 2002 until May 2005, she served as Senior Vice President of Marketing and Business Development; previously marketing consultant with Palindrome Consulting, Glen Mills, Pennsylvania from August 1996 to December 2002; and prior thereto, Ms. Otto served as an officer of the Bank.

Carol Walsh. Age 61. Ms. Walsh has served as Senior Vice President, Human Resources and Corporate Secretary since July 2007 and as Senior Vice President and Corporate Secretary since 1991. She has been employed in various capacities at the Bank since 1970.

Audit Committee. The Audit Committee consists of Messrs. Hendrixson, Naessens (Chairman) and O’Donnell. The Audit Committee reviews the records and affairs of the Company, engages the Company’s independent registered public accounting firm, reviews the annual financial statements including the Form 10-K, meets with the Company’s outsourced internal auditor, and reviews its reports. All of the members of the Audit Committee are independent as such term is currently defined in the Nasdaq Stock Market’s listing standards (“Nasdaq Independence Rules”) and the regulations of the Securities and Exchange Commission (the “SEC”). The Audit Committee meets on a quarterly and on an as needed basis and met four times in fiscal 2009. The Board of Directors of the Company has adopted an amended and restated Audit Committee Charter, which is available at the Company’s website at www.firstkeystone.com by clicking on “Investor Information.”

The Board of Directors has determined that Mr. O’Donnell, a member of the Audit Committee, meets the requirements adopted by the SEC for qualification as an audit committee financial expert. An audit committee financial expert is defined as a person who has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The identification of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those that are imposed on such person as a member of the Audit Committee and the Board of Directors in the absence of such identification. Moreover, the identification of a person as an audit committee financial expert for purposes of the regulations of the SEC does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors. Finally, a person who is determined to be an audit committee financial expert will not be deemed an “expert” for purposes of Section 11 of the Securities Act of 1933.

Code of Ethics. The Company has adopted a code of conduct and ethics, which applies to its senior financial officers, including its principal executive officer and principal financial officer. The code of conduct and ethics is available on our website at www.firstkeystoneonline.com under the “Investor Information” tab.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers and directors, and persons who own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file. We know of no person who owns 10% or more of our common stock.

Based solely on our review of the copies of such forms furnished to us, or written representations from our officers and directors, we believe that during, and with respect to, the fiscal year ended September 30, 2009, our officers and directors complied in all respects with the reporting requirements promulgated under Section 16(a) of the Securities Exchange Act of 1934.

Item 11.	Executive Compensation

Executive Compensation

Summary Compensation Table. The following table shows the compensation paid by the Company to its President and Chief Executive Officer and two other most highly paid officers for the years ended September 30, 2009 and 2008.

The following table sets forth a summary of certain information concerning the compensation paid or earned by those persons serving as our principal executive officer during 2009 and our two other executive officers whose total compensation for fiscal 2009 exceeded $100,000 (referred to as the named executive officers. Other than Mr. Guthrie, none of such officers received any compensation from the Company.

Name and Principal Position	Fiscal Year	Salary(1)	Bonus	Stock Awards	Option Awards(2)	Non- Equity Incentive Plan Compen- sation	Nonqualified Deferred Compensation Earnings	All Other Compen- sation(3)	Total
Donald S. Guthrie(4)	2009	$—	$—	$—	$—	$—	$—	$381,903	$381,903
Chairman and Interim Chief Executive Officer	2008	—	—	—	—	—	—	390,558	390,558

Hugh J. Garchinsky	2009	196,131	—	—	—	—	—	16,344	212,475
President and Chief Executive Officer(5)	2008	26,923			—			2,030	28,953

Dennis Clark	2009	144,423	—	—	4,713	—	—	8,578	157,714
Senior Vice President/Chief Lending Officer	2008	129,808	—	—	—	—	—	5,204	135,502

Robin G. Otto	2009	118,096	—	1,583	1,257	—	—	12,850	133,786
Senior Vice President/Retail Delivery	2008	114,246	—	—	—	—	—	9,436	123,682

(1)	The amounts disclosed include amounts deferred or contributed to the Bank’s 401(k) plan.
(2)

Reflects the amount expensed in accordance with FASB ASC 718, Compensation—Stock Compensation. For a discussion of the assumptions used to establish the valuation of the stock options, reference is made to Note 13 of the Notes to Consolidated Financial Statements of First Keystone Financial, Inc. included as Item 8 in the Company’s Annual Report on Form 10-K for the year ended September 30, 2009. The Company uses the Black-Scholes option valuation methodology to establish the values of options. In calculating the value of stock awards, the Company has disregarded any estimate of forfeitures related to service-based vesting conditions. There were no forfeitures for fiscal 2009 with respect to the named executive officers.

(3)

Mr. Guthrie received no compensation for service as interim Chief Executive Officer. Under the terms of Mr. Guthrie’s previously disclosed Retirement Agreement, Mr. Guthrie receives an annual retainer of $15,000 for serving as Chairman of the Board. He also receives consulting fees totaling $150,000 per year pursuant to the terms of such agreement. Mr. Guthrie also received board and committee fees totaling $26,800 in fiscal 2009. Such amount also includes health, dental and long-term care insurance premiums, club dues, automobile expenses and accrual expense with respect to the retirement benefits to be paid to Mr. Guthrie commencing in 2010. With respect to the other named executive officers, includes certain insurance benefits, automobile expense and, in the case of Mr. Clark and Ms. Otto, ESOP and 401(k) plan contributions.

(4)	Mr. Guthrie served as interim Chief Executive Officer from August 15, 2008 until January 20, 2009.
(5)

Mr. Garchinsky became President and Chief Executive Officer on January 20, 2009. He joined the Bank in June 2008 and served as Senior Vice President and Chief Financial Officer from August 2008 until January 2009.

Grants of Plan-Based Awards

During fiscal 2009, stock options were granted to Mr. Clark and Ms. Otto. No grants were made to Messrs. Guthrie or Garchinsky. On November 21, 2008, options to acquire 7,500 shares and 2,000 shares were granted to Mr. Clark and Ms. Otto, respectively, under the Company’s 1998 Stock Option Plan. All of such options have an exercise price of $8.50 per share, the fair market value of the Company’s common stock on the date of grant, vest in equal 20% installments over a five-year period commencing on November 21, 2009, and have a 10-year term.

Outstanding Equity Awards at Fiscal Year-End

The following table discloses certain information regarding the options and stock awards held at September 30, 2009 by each named executive officer. There were no equity incentive plan awards outstanding at fiscal year end.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options		Exercise Price	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)
Name	Exercisable	Unexercisable
Donald S. Guthrie	—	—	N/A	N/A	—	—
Hugh J. Garchinsky	—	—	N/A	N/A	—	—
Dennis G. Clark	—	7,500	$8.50	11/21/2018	—	—
Robin G. Otto	2,600	—	16.150	12/20/2012	177	$1,566
	—	2,000	8.50	11/21/2018	—	—

(1)	All options and restricted stock awards vest at the rate of 20% per year.
(2)

Calculated by multiplying the closing market price of our common stock on September 30, 2009 the last trading day in fiscal 2009, which was $8.85, by the applicable number of shares of common stock underlying the executive officer’s stock awards.

Severance Agreements

The Company and the Bank entered into two-year amended and restated severance agreements with Ms. Carol Walsh, effective December 1, 2004. The severance agreements were amended and restated in November 2008 in order to render such agreements compliant with the provisions of Section 409A of the Internal Revenue Code. The severance agreements are substantially identical to the agreements they superseded. Under the terms of such severance agreements, the Employers have agreed that in the event that Ms. Walsh’s employment is terminated as a result of certain adverse actions that are taken with respect to her employment following a Change in Control of the Company, as defined, she will be entitled to a cash severance amount equal to two times her base salary. The term of each severance agreement shall be extended each year for a successive additional one-year period unless the Employers or Ms. Walsh, not less than 30 days prior to the anniversary date, elect not to extend the term of the severance agreement. During fiscal 2006 and 2007, the terms of Ms. Walsh’s agreements were not extended. In November 2007 and October 2008, the Compensation Committee acted to extend the terms of Ms. Walsh’s agreements for an additional year subject to the receipt of the nonobjection thereto by the Office of Thrift Supervision and concurrence therewith by the Federal Deposit Insurance Corporation. Such request is pending as of the date the Form 10-K was filed. In connection with such request, the severance agreements were amended to provide for reduced severance benefits and to provide the amount of such severance cannot exceed the amount permitted by Section 280G of the Code without triggering any excise tax liability. If the Company and/or the Bank are still deemed to be in troubled condition or subject to the supervisory agreements entered into in February 2006 at the time of Ms. Walsh’s termination other than for cause, then the aggregate amount of severance benefits will be reduced to one times her base salary.

A “Change in Control” generally is defined to mean a change in ownership of the Company or the Bank, a change in the effective control of the Company or the Bank or a change in the ownership of a substantial portion of the assets of the Company or the Bank, in each case as provided under Section 409A of the Internal Revenue Code and the regulations thereunder.

Directors’ Compensation

Board Fees and Other Compensation. Directors of the Company received no compensation during fiscal 2009 except for Messrs. Hendrixson and Hosier who are paid $2,000 per quarter as directors of the Company. During fiscal 2009, members of the Board of Directors of the Bank received $1,100 per meeting attended. Full-time officers who serve on the Board do not receive any fees for attending meetings of the Board or committees thereof. In addition, as described below under “—Consulting Agreement,” Mr. Guthrie is being paid $15,000 per year for service as Chairman of the Board of the Company and the Bank, which service commenced on May 1, 2005. During fiscal 2009, members of the Board serving on the Bank’s Executive Committee, Community Investment Committee, Compensation Committee, Loan Committee and Search Committee received $250 per meeting attended, while members of the Board serving on the Bank’s and the Company’s Audit Committee received $350 per meeting attended. In addition, members of the Board serving on the Bank’s and/or the Company’s Supervisory Agreement Compliance Committee received $250 per meeting attended.

The following table sets forth certain information regarding the compensation paid to our non-employee directors during fiscal 2009. Mr. Guthrie also served as interim Chief Executive Officer from August 2008 until January 20, 2009. As a result, compensation information with respect to Mr. Guthrie, as well as Mr. Garchinsky, is included in the Summary Compensation Table in “Management Compensation” rather in the table below.

Name	Fees Earned Or Paid in Cash(1)	Stock Awards	Option Awards	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Bruce C. Hendrixson	$11,400	—	—	—	—		$11,400
Donald G. Hosier, Jr.	8,000	—	—	—	—		8,000
Edmund Jones	22,050	—	—	—	39,393	(2)	61,443
Bruce E. Miller	7,700	—	—				7,700
Jerry A. Naessens, CPA	26,350	—	—	—	—		26,350
William J. O’Donnell, CPA	18,950	—	—	—	—		18,950
Nedret E. Vidinli	14,550	—	—	—	—		14,550

(1)	Reflects committee and meeting fees that were paid during fiscal year 2009.
(2)	Consists of (i) a supplemental retirement benefit paid to Mr. Jones (see “—Supplemental Retirement Benefits”) and (ii) health insurance premiums.

Supplemental Retirement Benefits. The Bank provides supplemental retirement benefits to Mr. Jones (a director of the Bank and Company) in recognition of his long service as an officer of the Bank. Under the terms of the Bank’s amended arrangements with Mr. Jones, he receives monthly payments, which payments commenced the first month subsequent to his retirement. Benefits will continue to be paid as long as Mr. Jones continues to serve on the Board of Directors of the Bank or the Company. In accordance with such arrangements, Mr. Jones received $36,000 during fiscal 2009.

Consulting Agreement. On March 23, 2005, the Company announced the retirement of Mr. Guthrie, who at the time served as the Chairman and Chief Executive Officer of the Company and President and Chief Executive Officer of the Bank. In connection with the retirement of Mr. Guthrie as Chief Executive Officer, the Company and the Bank entered into a Transition, Consulting, Noncompetition and Retirement Agreement (the “Retirement Agreement”) with Mr. Guthrie, with such Agreement becoming effective as of May 1, 2005 (the “Effective Date”). Under the Agreement, Mr. Guthrie relinquished his rights under the employment agreements previously entered into with the Company and the Bank and his rights under the Bank’s Supplemental Executive Retirement

Plan (See “—Nonqualified Deferred Compensation”). The Retirement Agreement was amended and restated as of November 25, 2008 primarily to reflect changes required in order for the Retirement Agreement to be in compliance with the provisions of Section 409A of the Internal Revenue Code. No increase in benefits resulted from such amendments.

Under the terms of the Retirement Agreement, Mr. Guthrie agreed to provide services to the Company and the Bank for a five-year period ending on April 30, 2010 (the “Consulting Period”). In return for providing advice and counsel regarding the Company’s and the Bank’s operations, customer relationships, growth and expansion opportunities and other matters during the Consulting Period, the Company and/or the Bank agreed to pay Mr. Guthrie an amount equal to $12,500 per month. During the Consulting Period, the Company and the Bank are also providing Mr. Guthrie with the continued use of the automobile that was provided for his use immediately prior to the Effective Date. In addition, the Company and/or the Bank will reimburse or otherwise provide for or pay all reasonable expenses incurred by Mr. Guthrie during the Consulting Period with respect to such automobile. The Company and the Bank are also providing Mr. Guthrie and his spouse during the Consulting Period medical, dental and long-term care insurance at no cost to Mr. Guthrie.

Mr. Guthrie’s services under the Retirement Agreement terminate automatically upon his death during the Consulting Period and may be terminated upon the determination that Mr. Guthrie is disabled. Mr. Guthrie’s services may also be terminated during the Consulting Period by the Company or the Bank for “cause” as such term is defined in the Retirement Agreement or by Mr. Guthrie for “good reason” as defined in the Retirement Agreement. In the event Mr. Guthrie’s consulting services are terminated for cause or Mr. Guthrie terminates his services without good reason, the Retirement Agreement shall terminate without further obligation. In the event Mr. Guthrie’s termination is for death, good reason or disability during the Consulting Period, the Company or the Bank shall pay Mr. Guthrie a lump sum equal to the sum of an amount equal to the present value of the fees that would have been paid through the Consulting Period and the present value of the Retirement Benefits (as hereinafter defined).

If Mr. Guthrie satisfies his obligations during the Consulting Period, including the Non-Compete Requirements, the Company and the Bank will pay Mr. Guthrie subsequent to the Consulting Period an annual supplemental retirement benefit of $135,175 per year, payable in equal monthly installments, for 10 years (the “Retirement Benefits”). The Bank expensed approximately $172,686 with respect to the Retirement Benefits during fiscal 2009. In the event Mr. Guthrie dies following the end of the Consulting Period but before all the Retirement Benefits have been paid, the Company and/or the Bank shall pay Mr. Guthrie’s estate or beneficiary, as applicable, in a lump sum the present value of the remaining unpaid Retirement Benefits. In addition, during the 10 year period subsequent to the Consulting Period, the Company and/or the Bank shall provide medical insurance which supplements the Medicare coverage for the benefit of Mr. Guthrie and his spouse at no cost to Mr. Guthrie.

In addition to the foregoing, during the Consulting Period, Mr. Guthrie will continue to serve as Chairman of the Board of the Company and the Bank provided he continues to be a director in good standing. In addition to his compensation as a consultant and any fees paid to directors of the Company and the Bank, Mr. Guthrie will receive an annual fee of $15,000 for serving as Chairman of the Board of the Company and the Bank during the Consulting Period. The Board of Directors of the Company also agreed to elect him as a director of the Bank during the Consulting Period.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors) in effect as of September 30, 2009.

Plan Category	Number of Shares to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options		Number of Shares Remaining Available for Future Issuance (Excluding Shares Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	26,842	(1)	$10.93	(1)	—
Equity Compensation Plans Not Approved by Security Holders	—		—		—

Total	26,842		$10.93		—

(1)	Includes 376 shares subject to restricted stock grants which were not vested as of September 30, 2009.

Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management. The following tables set forth as of December 4, 2009, certain information as to the common stock beneficially owned by (i) the directors of the Company, (ii) the named executive officers of the Company who are not also directors, (iii) all directors and executive officers of the Company as a group, and (iv) any beneficial owner of more than 5% of the issued and outstanding common stock.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership(1)		Percent of Common Stock
First Keystone Financial, Inc.
Employee Stock Ownership Plan Trust(2)	324,799		13.3%
22 West State Street
Media, Pennsylvania 19063

Dimensional Fund Advisors Inc	134,350	(3)	5.5
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

John M. Stein
Steven N. Stein
FinStocks Capital Management IV, LLC
Financial Stocks Capital Partners IV L.P.	221,515	(4)	9.1
507 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202

Jeffrey L. Gendell
Tontine Financial Partners, L.P.	170,800	(5)	7.0
55 Railroad Avenue, Third Floor
Greenwich, Connecticut 06830

Lawrence Garshofsky and Company, LLC	155,850	(6)	6.4
9665 Wilshire Boulevard, Suite 200
Beverly Hills, California 90212

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership(1)		Percent of Common Stock
Directors:
Hugh J. Garchinsky	2,500	(7)
Donald S. Guthrie	109,127	(8)	4.4
Bruce C. Hendrixson	554		*
Donald G. Hosier, Jr	14,336	(9)(10)	*	(16)
Edmund Jones	43,720	(11)	1.8
Bruce E. Miller	5,300
Jerry A. Naessens, CPA	12,700	(12)	*
William J. O’Donnell, CPA	1,579	(13)	*
Nedret E. Vidinli	221,515	(4)(14)	9.1

Other Named Executive Officers:
Dennis G. Clark	3,203	(10)	*
Robin G. Otto	14,212	(10)(15)	*	(16)

Director of the Bank who does not serve as a director of the Company (1 person)	12,990		*

Directors and executive officers of the Company and the Bank as a group (16 persons)	511,864	(10)(16)	20.9	(16)

*	Represents less than 1% of the outstanding shares of Common Stock.
(1)

Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals. Under regulations promulgated pursuant to the Exchange Act, shares of Common Stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)

The First Keystone Financial, Inc. Employee Stock Ownership Plan Trust (the “Trust”) was established pursuant to the First Keystone Financial, Inc. Employee Stock Ownership Plan (the “ESOP”). Under the terms of the ESOP, the trustees generally will vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares will generally be voted by the trustees in the same ratio on any matter as to those shares for which instructions are given, subject in each case to the fiduciary duties of the trustees and applicable law. Any allocated shares which either abstain or are not voted on a proposal will be disregarded in determining the percentage of stock voted for and against such proposal by the participants. As of December 4, 2009, 215,577 shares held in the Trust had been allocated to the accounts of participating employees including 23,029 shares beneficially owned by six executive officers.

(3)

Information obtained from a Schedule 13G/A, dated December 31, 2008, filed with the SEC with respect to shares of Common Stock beneficially owned by Dimensional Fund Advisors Inc. (“Dimensional”). The Schedule 13G/A states that Dimensional has sole voting and dispositive power as to all of these shares. Dimensional disclaims beneficial ownership of these shares.

(4)

Information obtained for a Schedule 13D filed December 19, 2006 with the SEC with respect to shares of Common Stock beneficially owned by Financial Stocks Capital Partners IV L.P. (“FSCP”). Finstocks Capital Management IV, LLC (“FCM”), an investment manager, controls FSCP. Messrs. John M. Stein and Steven N. Stein control FCM. In addition, Mr. Nedret Vidinli, an officer of FCM, is a director of the Company and the Bank.

(5)

Information obtained from a Schedule 13D/A, filed November 21, 2001 with the SEC with respect to shares of Common Stock beneficially owned by Tontine Financial Partners, L.P. (“TFP”) which reports shared voting and dispositive power with respect to all the shares. Tontine Management, L.L.C. is the general partner to TFP. Mr. Gendell serves as the managing member of Tontine Management.

(6)

Information obtained from a Schedule 13D/A, filed February 22, 2007, with the SEC with respect to shares of Common Stock beneficially owned by Lawrence Garshofsky and Company, LLC (“LLC”) Lawrence Garshofsky (“Garshofsky”), Lawrence Partners, L.P., and Lawrence Offshore Partners, LLC. The Schedule 13D/A states that Garshofsky has sole voting and dispositive power over 10,000 shares and LLC has shared voting and dispositive power with respect to the remaining shares beneficially owned.

(7)	Shares are held in Mr. Garchinsky’s individual retirement account.
(8)	Includes 39,480 shares held in Mr. Guthrie’s individual retirement account.
(9)

Includes 6,261 shares held by the Montgomery Insurance Services, Inc. Employee Profit Sharing Plan of which Mr. Hosier is a trustee and 1,967 shares held in Mr. Hosier’s individual retirement accounts.

(10)

Includes shares (a) over which an officer has voting power under the Bank’s 401(k)/Profit Sharing Plan (“401(k) Plan”) and the ESOP (b) options to purchase shares of Common Stock granted pursuant to the 1998 Stock Option Plan (“1998 Option Plan”) and the 1995 Stock Option Plan (“1995 Option Plan”) (collectively, the “Option Plans”) which are exercisable within 60 days of December 4, 2009, and (c) restricted stock awards granted pursuant to the 1995 Recognition and Retention Plan and Trust Agreement (“Recognition Plan”) as follows:

	401(k) Plan	ESOP	Currently Exercisable Options	Restricted Stock Awards
Dennis G. Clark.	515	188	1,500	—
Donald G. Hosier, Jr.	—	—	2,150	—
Robin G. Otto	6,857	2,674	3,000	177
Directors and executive officers of the Company and the Bank as a group	32,712	23,029	10,850	376

(11)	Includes 11,500 shares owned by Mr. Jones’ spouse.
(12)	Includes 12,700 shares held in Mr. Naessens’ individual retirement account.
(13)

Includes 1,540 shares held by Mr. O’Donnell’s spouse and 20 shares held in Mr. O’Donnell’s individual retirement account and 19 shares in trust for minor children for which Mr. O’Donnell is the custodian.

(14)

Reflects shares owned by FSCP (see Footnote 4 above). Mr. Vidinli is an officer of FCM, the general partner and portfolio manager of FSCP. He has no dispositive or voting authority over the shares owned by FSCP and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein which amounts to less than 1% of the Company’s issued and outstanding shares of common stock.

(15)	Includes 400 shares held by Ms. Otto as custodian for the benefit of her children.
(16)

Each beneficial owner’s percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions.

The firm of Jones Strohm and Guthrie, PC, of which Mr. Donn L. Guthrie, the son of Mr. Donald S. Guthrie, is a partner, provides certain legal services to the Company and the Bank. During the fiscal year ended September 30, 2009, Jones Strohm and Guthrie, PC received an aggregate of $260,795 in legal fees from the Company and from certain borrowers of the Bank in connection with loans made by the Bank.

Until November 1996, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 required that all loans or extensions of credit to executive officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in excess of the greater of $25,000 or 5% of the Bank’s capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Board of Directors.

Except as hereinafter indicated, all loans made by the Bank to its executive officers and directors are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

In accordance with applicable regulations, the Bank extends residential first mortgage loans to its directors and executive officers secured by their primary residence pursuant to a benefit program that is widely available to employees of the Bank and does not give preference to any executive officer or director over other employees of the Bank. Under the terms of such loans, the interest rate is 1% below that charged on similar loans to non-employees and certain fees and charges are waived. Set forth in the following table is certain information relating to such preferential loans to executive officers and directors whose preferential loans aggregated in excess of $120,000 which were outstanding at September 30, 2009.

Name	Year Loan Made	Largest Amount of Indebtedness between October 1, 2008 and September 30, 2009	Balance as of September 30, 2009	Amounts Paid During Fiscal 2009		Interest Rate
				Principal	Interest
Hugh J. Garchinsky	2009	$200,000	$199,170	$830	$2,830	4.25%
Terry D. Crain	2003	236,122	230,768	5,355	10,224	4.375
David L. Guthrie(1)	2008	199,010	195,943	3,067	9,634	4.875
Donald G. Hosier, Jr.	2004	255,690	235,818	19,872	9,249	3.750
Robert R. Hosier	2003	165,048	150,401	14,647	7,076	4.125
William J. O’Donnell	2009	600,000	595,837	433,531	25,133	4.25
Bruce C. Hendrixson	2004	313,028	—	313,028	6,898	5.5
Robin G. Otto	2009	365,000	363,417	120,849	8,225	4.0
David M. Takats	2004	157,838	154,430	3,408	6,838	4.375

(1)	Son of Donald S. Guthrie, Chairman of the Board.

Director Independence. The Board of Directors has determined that Messrs. Hendrixson, Jones, Miller, Naessens, O’Donnell, and Vidinli do not have any material relationships with the Company that would impair their independence.

Item 14.	Principal Accounting Fees and Services

Audit Fees. The following table sets forth the aggregate fees paid by us to S.R. Snodgrass, A.C. for professional services rendered in connection with the audit of the Company’s consolidated financial statements for fiscal 2009 and 2008, as well as the fees paid by us to for audit-related services, tax services and all other services rendered during fiscal 2009 and 2008.

	Year Ended September 30,
	2009	2008
Audit fees(1)	$134,390	$100,075
Audit-related fees	—	—
Tax fees(2)	18,000	14,325
All other fees	—	—

Total	$152,390	$114,400

(1)

Audit fees consist of fees incurred in connection with the audit of our annual financial statements, the review of the interim financial statements included in our quarterly reports filed with the SEC and fees related to the comfort letter issued for the private placement memorandum.

(2)	Tax fees consist of compliance fees incurred in connection with the preparation of original tax returns.

The Audit Committee selects our independent registered public accounting firm and pre-approves all audit services to be provided by it to the Company. The Audit Committee also reviews and pre-approves all audit-related and non-audit related services rendered by our independent registered public accounting firm in accordance with the Audit Committee’s charter. In its review of these services and related fees and terms, the Audit Committee considers, among other things, the possible effect of the performance of such services on the independence of our independent registered public accounting firm.

The Audit Committee pre-approves certain audit-related services and certain non-audit related tax services which are specifically described by the Audit Committee on an annual basis and separately approves other individual engagements as necessary. The Chair of the Audit Committee has been delegated the authority to approve non-audit related services in lieu of the full Audit Committee. On a quarterly basis, the Chair of the Audit Committee presents any previously-approved engagements to the full Audit Committee.

Each new engagement of S.R. Snodgrass, A.C. was approved in advance by the Audit Committee or its Chair, and none of those engagements made use of the de minimis exception to pre-approval contained in the Securities and Exchange Commission’s rules.

PART IV.

Item 15.	Exhibits, Financial Statement Schedules.

(a)	Documents filed as part of this Report.

(1)	The following documents are filed as part of this report and are incorporated herein by reference from Item 8 hereof.

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition at September 30, 2009 and 2008.

Consolidated Statements of Operations for the Years Ended September 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended

September 30, 2009 and 2008

Consolidated Statements of Cash Flows for the Years Ended September 30, 2009 and 2008

Notes to the Consolidated Financial Statements.

(2)	All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3)	The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

No	Description

2.1	Agreement and Plan of Merger By and Between Bryn Mawr Bank Corporation and First Keystone Financial, Inc., dated as of November 3, 2009(1)

3.1	Amended and Restated Articles of Incorporation of First Keystone Financial, Inc.(2)

3.2	Amended and Restated Bylaws of First Keystone Financial, Inc.(2)

4.1	Specimen Stock Certificate of First Keystone Financial, Inc.(3)

4.2	Instrument defining the rights of security holders**

10.1	Form of Amended and Restated Severance Agreement between First Keystone Financial, Inc. and Carol Walsh(4), *

10.2	Amended and Restated 1995 Stock Option Plan(4) , *

10.3	Amended and Restated 1995 Recognition and Retention Plan and Trust Agreement(4), *

10.4	Amended and Restated 1998 Stock Option Plan(4) , *

10.5	Form of Amended and Restated Severance Agreement between First Keystone Bank and Carol Walsh(4), *

10.6	Amended and Restated First Keystone Bank Supplemental Executive Retirement Plan(5), *

10.7	Form of Amended and Restated Transition, Consulting, Noncompetition and Retirement Agreement by and between First Keystone Financial, Inc., First Keystone Bank and Donald S. Guthrie (4), *

10.8	Severance and Release Agreement by and among First Keystone Financial, Inc., First Keystone Bank and Thomas M. Kelly(6), *

10.9	Letter dated December 11, 2006 with respect to appointment to Board(7)

No	Description

10.10	Form of Registration Rights Agreement(8)

11	Statement re: computation of per share earnings. See Note 2 to the Consolidated Financial Statements included in Item 8 hereof.

23.1	Consent of S.R. Snodgrass, A.C.

31.1	Section 302 Certification of Chief Executive Officer

31.2	Section 302 Certification of Chief Financial Officer

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Supervisory Agreement between First Keystone Financial, Inc. and the Office of Thrift Supervision dated February 13, 2006.(9)

99.3	Supervisory Agreement between First Keystone Bank and the Office of Thrift Supervision dated February 13, 2006.(9)

(1)	Incorporated by reference to the like-numbered exhibit included in the Form 8-K filed by the Registrant with the SEC on November 4, 2009.
(2)	Incorporated by reference to the like-numbered exhibit included in the Form 8-K filed by the Registrant with the SEC on February 12, 2008.
(3)	Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-84824) filed by the Registrant with the SEC on October 6, 1994, as amended.
(4)	Incorporated by reference from Exhibits 10.1, 10.4, 10.6, 10.5, 10.2 and 10.3 respectively, in the Form 8-K filed by the Registrant with the SEC on December 1, 2008 (File No. 000-25328).
(5)	Incorporated by reference from Exhibit 10.1 in the Form 8-K filed by the Registrant with SEC on July 2, 2007 (File No. 000-25328).
(6)	Incorporated by reference from Exhibit 10.1 in the Form 8-K filed by the Registrant with the SEC on August 19, 2008.
(7)	Incorporated by reference from Exhibit 10.1 in the Form 8-K filed by the Registrant with the SEC on December 20, 2006.
(8)	Incorporated by reference from the Form 10-K filed by the Registrant with the SEC on December 29, 2006
(9)	Incorporated by reference from the Form 10-Q for the quarter ended December 31, 2005 filed by the Registrant with the SEC on February 14, 2006.
(*)	Consists of a management contract or compensatory plan
(**)

The Company has no instruments defining the rights of holders of long-term debt where the amount of securities authorized under such instrument exceeds 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

(b)	Exhibits

The exhibits listed under (a)(3) of this Item 15 are filed herewith.

(c)	Reference is made to (a)(2) of this Item 15.

Note: Exhibits 23.1, 31.1, 31.2, 32.1 and 32.2 referenced above are not attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Keystone Financial, Inc.

By:	/s/ HUGH J. GARCHINSKY
Hugh J. Garchinsky
President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report had been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ DONALD S. GUTHRIE	December 18, 2009
Donald S. Guthrie
Chairman of the Board

/s/ EDMUND JONES	December 18, 2009
Edmund Jones
Director

/s/ DONALD G. HOSIER, JR.	December 18, 2009
Donald G. Hosier, Jr.
Director

/s/ BRUCE E. MILLER	December 18, 2009
Bruce E. Miller
Director

/s/ WILLIAM J. O’DONNELL	December 18, 2009
William J. O’Donnell
Director

/s/ BRUCE C. HENDRIXSON	December 18, 2009
Bruce C. Hendrixson
Director

/s/ JERRY A. NAESSENS	December 18, 2009
Jerry A. Naessens
Director

/s/ NEDRET E. VIDINLI	December 18, 2009
Nedret E. Vidinli
Director

/s/ HUGH J. GARCHINSKY	December 18, 2009
Hugh J. Garchinsky
President and Chief Executive Officer
(Principal Executive Officer)

/s/ DAVID M. TAKATS	December 18, 2009
David M. Takats
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Annex C

November 3, 2009

Board of Directors

First Keystone Financial, Inc.

22 West State Street

Media, PA 19063

Ladies and Gentlemen:

First Keystone Financial, Inc. (the “First Keystone”) and Bryn Mawr Bank Corporation (“Bryn Mawr”) have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the Company will be merged with and into Bryn Mawr with Bryn Mawr as the surviving the merger (the “Merger”). Concurrently with the Merger, First Keystone Bank will merge with and into Bryn Mawr Trust, with Bryn Mawr Trust being the surviving bank (the “Bank Merger”). Pursuant to the terms of the Merger Agreement, each of First Keystone’s shareholders will receive the following: (i) 0.6973 shares of Bryn Mawr common stock (the “Per Share Stock Consideration”) and (ii) $2.06 in cash (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, and including any possible adjustment as described in the Merger Agreement, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms not defined in this opinion have the meanings given them in the Merger Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of First Keystone common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of First Keystone that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Bryn Mawr that we deemed relevant; (iv) internal financial projections for First Keystone for the calendar years ending December 31, 2009 through December 31, 2014 as prepared by and discussed with senior management of First Keystone; (v) consensus analyst estimates for Bryn Mawr for the years ending December 31, 2009 through 2010 and financial projections for Bryn Mawr for the years ending December 31, 2011 through 2014 as discussed with senior management of Bryn Mawr; (vi) the pro forma financial impact of the Merger on Bryn Mawr based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as discussed with the senior management of Bryn Mawr and First Keystone; (vii) the publicly reported historical price and trading activity for First Keystone’s and Bryn Mawr’s common stock, including a comparison of certain financial and stock market information for First Keystone and Bryn Mawr with similar publicly available information for certain other companies the securities

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of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (ix) the current market environment generally and the commercial banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of First Keystone the business, financial condition, results of operations and prospects of First Keystone. We also held discussions with certain members of senior management of Bryn Mawr regarding the business, financial condition, results of operations and prospects of Bryn Mawr.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by First Keystone and Bryn Mawr or its respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of each of First Keystone and Bryn Mawr that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Keystone and Bryn Mawr or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Keystone and Bryn Mawr nor have we reviewed any individual credit files relating to First Keystone and Bryn Mawr. We have assumed, with your consent, that the respective allowances for loan losses for both First Keystone and Bryn Mawr are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections prepared by the senior management of First Keystone and Bryn Mawr, respectively, and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of First Keystone and Bryn Mawr and, in each case, used by Sandler O’Neill in its analyses, First Keystone and Bryn Mawr management confirmed to us that they reflected the best currently available estimates and judgments of such management with respect thereto and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in First Keystone’s and Bryn Mawr’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements and other financial information made available to us. We have assumed in all respects material to our analysis that First Keystone and Bryn Mawr will remain as going concerns for all periods relevant to our analyses, that each party to the Merger Agreement will perform all of the material covenants required to be performed by such party under the Agreement, that the conditions precedent in the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal corporate income tax purposes. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

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Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Bryn Mawr’s common stock will be when issued to First Keystone’s shareholders pursuant to the Agreement or the prices at which First Keystone’s and Bryn Mawr’s common stock may trade at any time.

We have acted as financial advisor to the Board of Directors of First Keystone in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. First Keystone has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Keystone and Bryn Mawr and their affiliates. We may also actively trade the equity or debt securities of First Keystone and Bryn Mawr or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of First Keystone in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of First Keystone as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of First Keystone common stock and does not address the underlying business decision of First Keystone to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for First Keystone or the effect of any other transaction in which First Keystone might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by First Keystone’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of First Keystone.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of First Keystone’s common stock from a financial point of view.

Very truly yours,

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